



PROXY STATEMENT + ANNUAL REPORT

FISCAL YEAR 2024



To Our Shareholders:

GoPro's mission is to create innovative solutions that address unmet needs in digital imaging. We're committed to delivering best-in-class hardware and software solutions that 'wow' our end-users and further establish GoPro as a market leader and technical innovator.

We believe our unwavering commitment to our above stated mission will yield positive long-term investor returns and firmly establish GoPro as one of the world's strongest brands.

In 2024, GoPro undertook several initiatives to reduce operating expenses, improve efficiencies, improve gross margin and refine our product roadmap for future diversification which we believe will expand our TAM and grow revenue and profitability.

GoPro also took action to defend our IP in an increasingly competitive landscape. We look forward to the ITC's ruling expected later in 2025. Defending our IP is critical to our business and will remain so in 2026 and beyond.

So far in 2025, we have continued to reduce operating expenses, as planned in 2024, to improve GoPro financially and position ourselves for growth and profitability in 2026 through the launch of several new products in existing, adjacent and totally new markets. We are committed to diversifying our business through the launch of new products to grow revenue and operate as profitable company in 2026. We believe the groundwork we've laid in 2024 and 2025 positions us to achieve that.

Our subscription business continues to be a highlight and remains strong with aggregate retention rates at record levels. Our success in this area demonstrates consumers regard our subscription offering as a strong value proposition and we look forward to continuing to increase the value of our offering. We expect subscriber and revenue growth to resume in tandem with a return to camera unit growth in 2026.

In early 2025, we released a powerful, totally new and enhanced 360 editing experience in the Quik app, complete with subject tracking and keyframe-based reframing, and we've begun selling a refreshed MAX 360-camera to serve as an entry-level 360 SKU ahead of the highly anticipated availability of our MAX2 360-camera later this year. We're excited about the progress we've made on what we believe are innovative capabilities that will redefine the 360-camera market and position MAX2 as the world's most impressive 360-camera.

And in preparation for new innovation in our roadmap in 2026 and beyond, we've completed the validation of our next-generation processor (SoC), GP3. Everything we know about the competitive landscape for market-available SoCs leads us to believe GP3 will once again set new performance standards — not only in our categories of cameras but for the digital imaging industry as a whole.

We see 2025 as an optimization year for GoPro, setting up for a return to unit and revenue growth along with improved profitability in 2026. We continue to streamline expenses while developing a diversified product lineup to grow revenues by expanding our share in existing markets we serve. We plan to introduce a broader, more diversified and innovative roadmap throughout 2025 and 2026 that we believe will expand our TAM into new markets and further establish GoPro as a market-leading innovator and one of the world's strongest brands.

We acknowledge the challenges of being an innovator in a highly competitive market, yet we believe our passion, commitment and vision will ultimately yield positive returns over the next 18 months.

Nicholas Woodman
Founder, Chairman and Chief Executive Officer



GoPro, Inc.
3025 Clearview Way
San Mateo, CA 94402
(650) 332-7600
gopro.com

Investor Relations
investor.gopro.com

April 22, 2025

Dear Stockholders:

You are cordially invited to attend the 2025 Annual Meeting of Stockholders of GoPro, Inc., which will be held virtually on Tuesday, June 3, 2025 at 11:30 a.m. (Pacific Time). The virtual Annual Meeting can be accessed by visiting *www.virtualshareholdermeeting.com/GPRO2025*, where you will be able to listen to the meeting live, submit questions and vote online. We believe that a virtual stockholder meeting provides greater access to those who may want to attend and therefore have chosen this over an in-person meeting.

The matters expected to be acted upon at the virtual Annual Meeting are described in detail in the accompanying Notice of Annual Meeting of Stockholders and Proxy Statement.

Your vote is important. Whether or not you plan to attend the meeting, please cast your vote as soon as possible by Internet or telephone, or by completing and returning the enclosed proxy card in the postage-prepaid envelope to ensure that your shares will be represented. Your vote by written proxy will ensure your representation at the Annual Meeting regardless of whether you attend the virtual meeting or not. Returning the proxy does not deprive you of your right to attend the meeting and to vote your shares at the virtual meeting.

We look forward to your attendance at our virtual Annual Meeting.

Sincerely,

Nicholas Woodman
Chief Executive Officer

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR
THE STOCKHOLDER MEETING TO BE HELD ON JUNE 3, 2025 AT 11:30 A.M. (PACIFIC TIME):
THIS PROXY STATEMENT AND THE ANNUAL REPORT ARE AVAILABLE AT
www.proxyvote.com

GOPRO, INC.
3025 Clearview Way
San Mateo, California 94402

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Our Stockholders:

NOTICE IS HEREBY GIVEN that the 2025 Annual Meeting of Stockholders of GoPro, Inc. will be held virtually on Tuesday, June 3, 2025, at 11:30 a.m. (Pacific Time). The virtual Annual Meeting can be accessed by visiting *www.virtualshareholdermeeting.com/GPRO2025*, where you will be able to listen to the meeting live, submit questions and vote online.

We are holding the meeting for the following purposes, which are more fully described in the accompanying proxy statement:

1.   To elect seven directors, five of whom are currently serving on our board of directors (the **"Board"**), each to serve until the next 2026 annual meeting of stockholders and until his or her successor has been elected and qualified, or until his or her earlier death, resignation, or removal.

Nicholas Woodman	Emily S. Culp Hogue	Shaz Kahng	Susan Lyne
Tyrone Ahmad-Taylor	Michael C. Dennison	Miguel A. Lopez Ben	

2.   To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2025.

3.   To hold a non-binding, advisory vote on the resolution to approve executive compensation.

In addition, stockholders may be asked to consider and vote upon such other business as may properly come before the meeting or any adjournment or postponement of the meeting.

Only stockholders of record at the close of business on April 8, 2025 are entitled to notice of, and to vote at, the virtual meeting and any adjournments or postponements thereof. For ten days prior to the meeting, a complete list of the stockholders entitled to vote at the virtual meeting will be available for examination by any stockholder for any purpose germane to the meeting during ordinary business hours at our headquarters.

Your vote as a GoPro, Inc. stockholder is very important. Each share of GoPro Class A common stock that you own represents one vote and each share of GoPro Class B common stock that you own represents ten votes. For questions regarding your stock ownership, contact your brokerage firm or other entity that holds your shares or, if you are a registered holder, our transfer agent, Equiniti Trust Company, LLC, by calling (800) 937-5449, by writing to 48 Wall Street, 23rd Floor, New York, New York, 10043 or by e-mailing HelpAST@equiniti.com.

By Order of the Board of Directors,

Nicholas Woodman
Chief Executive Officer
San Mateo, California
April 22, 2025

YOUR VOTE IS IMPORTANT

WHETHER OR NOT YOU PLAN TO ATTEND THE VIRTUAL ANNUAL MEETING, WE ENCOURAGE YOU TO VOTE AND SUBMIT YOUR PROXY BY INTERNET, BY TELEPHONE OR BY MAIL. FOR ADDITIONAL INSTRUCTIONS ON VOTING BY TELEPHONE OR THE INTERNET, PLEASE REFER TO YOUR PROXY CARD. TO VOTE AND SUBMIT YOUR PROXY BY MAIL, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENCLOSED ENVELOPE. IF YOU ATTEND THE VIRTUAL ANNUAL MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE VIA THE VIRTUAL MEETING WEBSITE. IF YOU HOLD YOUR SHARES THROUGH AN ACCOUNT WITH A BROKERAGE FIRM, BANK OR OTHER NOMINEE, PLEASE FOLLOW THE INSTRUCTIONS YOU RECEIVE FROM YOUR ACCOUNT MANAGER TO VOTE YOUR SHARES.

GOPRO, INC.
PROXY STATEMENT FOR THE 2025 ANNUAL MEETING OF STOCKHOLDERS
Table of Contents

GOPRO, INC.
3025 Clearview Way
San Mateo, California 94402

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PROXY STATEMENT FOR THE 2025 ANNUAL MEETING OF STOCKHOLDERS

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April 22, 2025

INFORMATION ABOUT SOLICITATION AND VOTING

The accompanying proxy is solicited on behalf of the board of directors of GoPro, Inc. ("**GoPro**") for use at GoPro's 2025 Annual Meeting of Stockholders to be held virtually on June 3, 2025, at 11:30 a.m. (Pacific Time) ("**Annual Meeting**"), and any adjournment or postponement of the Annual Meeting. The Annual Meeting can be accessed by visiting *www.virtualshareholdermeeting.com/GPRO2025*, where you will be able to listen to the meeting live, submit questions and vote online. The Notice of Internet Availability of Proxy Materials and this proxy statement for the Annual Meeting ("**Proxy Statement**") and the accompanying form of proxy were first distributed and made available on the Internet to stockholders on or about April 22, 2025. GoPro's annual report on Form 10-K for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission ("**SEC**") on March 17, 2025 ("**Annual Report**") will be available with this Proxy Statement by following the instructions in the Notice of Internet Availability of Proxy Materials.

INTERNET AVAILABILITY OF PROXY MATERIALS

In accordance with SEC rules, we are using the Internet as our primary means of furnishing proxy materials to stockholders. Consequently, most stockholders will not receive paper copies of our proxy materials. We will instead send these stockholders a Notice of Internet Availability of Proxy Materials with instructions for accessing the proxy materials, including our Proxy Statement and Annual Report, and voting via the Internet. The Notice of Internet Availability of Proxy Materials also provides information on how stockholders may obtain paper copies of our proxy materials if they so choose. We believe this rule makes the proxy distribution process more efficient and less costly and helps in conserving natural resources.

GENERAL INFORMATION ABOUT THE ANNUAL MEETING

Purpose of the Annual Meeting

At the Annual Meeting, stockholders will act upon the proposals described in this Proxy Statement.

Record Date; Quorum

Only holders of record of our Class A common stock and Class B common stock at the close of business on April 8, 2025, ("**Record Date**") will be entitled to vote at the Annual Meeting. At the close of business on the Record Date, we had 131,169,181 shares of Class A common stock and 26,258,546 shares of Class B common stock outstanding and entitled to vote.

The holders of a majority of the voting power of the shares of our Class A common stock and Class B common stock (voting together as a single class) entitled to vote at the Annual Meeting as of the Record Date must be present at the Annual Meeting in order to hold the Annual Meeting and conduct business under our Amended and Restated Bylaws ("**Bylaws**") and Delaware law. This presence is called a quorum. Your shares are counted as present at the Annual Meeting if you are present and vote online at the Annual Meeting or if you have properly submitted a proxy.

Voting Rights; Required Vote

In deciding all matters at the Annual Meeting, each holder of shares of our common stock is entitled to one vote for each share of Class A common stock held and ten votes for each share of Class B common stock held as of the close of business on the Record Date. We do not have cumulative voting rights for the election of directors. You may vote all shares owned by you as of the Record Date, including (i) shares held directly in your name as the stockholder of record, and (ii) shares held for you as the beneficial owner in street name through a brokerage firm, bank, trustee, or other nominee.

Stockholder of Record: Shares Registered in Your Name. If, on the Record Date, your shares were registered directly in your name with our transfer agent, Equiniti Trust Company, LLC, then you are considered the stockholder of record with respect to those shares. As a stockholder of record, you may vote at the Annual Meeting or vote by telephone, by Internet, or by filling out and returning the proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Nominee. If, on the Record Date, your shares were held in an account with a brokerage firm, bank, trustee or other nominee, then you are the beneficial owner of the shares held in street name. As a beneficial owner, you have the right to direct your nominee on how to vote the shares held in your account, and your nominee has enclosed or provided voting instructions for you to use in directing it on how to vote your shares. However, the organization that holds your shares is the stockholder of record for purposes of voting at the Annual Meeting. Because you are not the stockholder of record, you may not vote your shares at the Annual Meeting unless you request and obtain a valid proxy from the organization that holds your shares giving you the right to vote the shares at the Annual Meeting.

- **Proposal No. 1 – Election of Directors.** Each director will be elected by a plurality of the votes cast, which means that the seven individuals nominated for election to the board of directors at the Annual Meeting receiving the highest number of "FOR" votes will be elected. You may either vote "FOR" one or any of the nominees or "WITHHOLD" your vote with respect to one or any of the nominees.

- **Proposal No. 2 – Ratification of Appointment of Independent Registered Accounting Firm.** Ratification of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2025 will be obtained if the number of votes cast "FOR" the proposal at the Annual Meeting exceeds the number of votes "AGAINST" the proposal.

- **Proposal No. 3 - To hold a Non-Binding, Advisory Vote on the resolution to Approve Executive Compensation.** Approval on a non-binding, advisory basis of the executive compensation of our Named Executive Officers ("**NEOs**") will be obtained if the number of votes cast "FOR" the proposal at the Annual Meeting exceeds the number of votes "AGAINST" the proposal.

The Effect of Withheld Votes, Broker Non-Votes and Abstentions. Broker non-votes occur when shares held by a broker for a beneficial owner are not voted either because (i) the broker did not receive voting instructions from the beneficial owner or (ii) the broker lacked discretionary authority to vote the shares. Abstentions occur when shares present at the Annual Meeting are marked "abstain." A broker is entitled to vote shares held for a beneficial owner on "routine" matters, such as the ratification of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2025, without instructions from the beneficial owner of those shares. A proxy submitted by a stockholder may indicate that the shares represented by the proxy are not being voted (stockholder withholding) with respect to a particular matter. On the other hand, absent instructions from the beneficial owner of such shares, a broker is not entitled to vote shares held for a beneficial owner on "non-routine" matters. All the other proposals presented at the Annual Meeting are non-routine matters. Broker non-votes, stockholder withholding, and abstentions are counted for purposes of determining whether a quorum is present but have no effect on the outcome of the matters voted upon except where brokers can exercise discretion on "routine" matters. Accordingly, we encourage you to provide voting instructions to your broker, whether or not you plan to attend the Annual Meeting.

Recommendations of the Board of Directors on Each of the Proposals Scheduled to be Voted on at the Annual Meeting

The board of directors recommends that you vote (i) "FOR" each of the directors named in this Proxy Statement ("**Proposal 1**"), (ii) "FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal year 2025 ("**Proposal 2**"), and (iii) "FOR" the approval of the compensation of our Named Executive Officers ("**Proposal 3**").

None of the directors, director nominees or executive officers has any substantial interest in any matter to be acted upon.

Voting Instructions; Voting of Proxies

If you are a stockholder of record, you may:

- <u>Vote via the Annual Meeting website</u> - any stockholder can attend the Annual Meeting by visiting *www.virtualshareholdermeeting.com/GPRO2025*, where stockholders may vote and submit questions during the meeting. The Annual Meeting starts at 11:30 a.m. (Pacific Time) on June 3, 2025. Please have your 16-Digit Control Number to join the Annual Meeting. Instructions on how to attend and participate via the Internet, including how to demonstrate proof of stock ownership, are posted at *www.proxyvote.com*;

- <u>Vote via telephone or Internet</u> - in order to do so, please follow the instructions shown on your proxy card; or

- <u>Vote by mail</u> - complete, sign and date the proxy card enclosed herewith and return it before the Annual Meeting in the envelope provided.

Votes submitted by telephone or Internet must be received by 11:59 p.m. (Eastern Time) on June 2, 2025. Submitting your proxy, whether via the Internet, by telephone, or by mail, will not affect your right to vote in person should you decide to attend the Annual Meeting. If you are not the stockholder of record, please refer to the voting instructions provided by your nominee to direct your nominee on how to vote your shares. For Proposal 1, you may either vote "FOR" all of the nominees as a group to the board of directors, or you may "WITHHOLD" your vote from all nominees as a group or you

may either vote "FOR" or "WITHHOLD" for any individual nominee you specify. For Proposals 2, and 3, you may vote "FOR" or "AGAINST" or "ABSTAIN" from voting. Your vote is important. Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy to ensure that your vote is counted.

All proxies will be voted in accordance with the instructions specified on the proxy card. If you sign a physical proxy card and return it without instructions as to how your shares should be voted on a particular proposal at the Annual Meeting, your shares will be voted in accordance with the recommendations of our board of directors stated above.

If you do not vote and you hold your shares in street name, and your broker does not have discretionary power to vote your shares, your shares may constitute "broker non-votes" (as described above) and will not be counted in determining the number of shares necessary for approval of the proposals. However, shares that constitute broker non-votes will be counted for the purpose of establishing a quorum for the Annual Meeting.

If you receive more than one proxy card, this is because your shares are registered in more than one name or are registered in different accounts. To make certain all your shares are voted, please follow the instructions included on each proxy card and vote each proxy card by telephone or the Internet. If voting by mail, please complete, sign and return each proxy card to ensure that all your shares are voted.

Expenses of Soliciting Proxies

GoPro will pay the expenses of soliciting proxies. Following the original mailing of the soliciting materials, GoPro and its agents, including directors, officers and other employees, without additional compensation, may solicit proxies by mail, electronic mail, telephone, by other similar means, or in person. Following the original mailing of the soliciting materials, GoPro will request brokers, custodians, nominees and other record holders to forward copies of the soliciting materials to persons for whom they hold shares and to request authority for the exercise of proxies. In such cases, GoPro, upon the request of the record holders, will reimburse such holders for their reasonable expenses. If you choose to access the proxy materials through the Internet, you are responsible for any Internet access charges you may incur.

Revocability of Proxies

A stockholder who has given a proxy may revoke it at any time before it is exercised at the Annual Meeting by:

- delivering to the Corporate Secretary of GoPro (by any means) a written notice stating that the proxy is revoked;

- signing and delivering a proxy bearing a later date;

- voting again by telephone or Internet; or

- attending and voting at the Annual Meeting (although attendance at the Annual Meeting will not, by itself, revoke a proxy).

Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to revoke a proxy, you must contact that firm to revoke any prior voting instructions.

Voting Results

Voting results will be tabulated and certified by the inspector of elections appointed for the Annual Meeting. The preliminary voting results will be announced at the Annual Meeting. The final results will be tallied by the inspector of elections and filed by GoPro with the SEC in a current report on Form 8-K within four business days of the Annual Meeting.

Information regarding our Virtual Meeting

You will be able to attend the Annual Meeting virtually at *www.virtualshareholdermeeting.com/GPRO2025*, where you will be able to vote electronically and submit questions during the meeting.

You will be able submit a question during the Annual Meeting via our virtual stockholder meeting website, *www.virtualshareholdermeeting.com/GPRO2025.* If your question is properly submitted during the relevant portion of the meeting agenda, our Director of Corporate Communications will lead the Q&A session and a response to appropriate questions will be provided during the live webcast. A webcast replay of the 2025 Annual Meeting, including the Q&A session, will also be archived on *www.virtualshareholdermeeting.com/GPRO2025*.

If we experience technical difficulties during the virtual meeting (e.g., a temporary or prolonged power outage), our Chairman will determine whether the meeting can be promptly reconvened (if the technical difficulty is temporary) or whether the meeting will need to be reconvened on a later day (if the technical difficulty is more prolonged). In any situation, we will promptly notify stockholders of the decision via *www.virtualshareholdermeeting.com/GPRO2025.*

If you encounter technical difficulties accessing our meeting or asking questions during the meeting, a support line will be available on the login page of the virtual meeting website.

BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD; CORPORATE GOVERNANCE STANDARDS AND DIRECTOR INDEPENDENCE

GoPro is strongly committed to good corporate governance practices. These practices provide an important framework within which our board of directors and management can pursue our strategic objectives for the benefit of our stockholders. Our Board has adopted Corporate Governance Guidelines ("**Corporate Governance Guidelines**") that set forth the role of our Board, director independence standards, board structure and functions, director selection considerations, and other governance policies. In addition, our Board has adopted written charters for its standing committees (audit, compensation and leadership, and nominating and governance), as well as a Code of Business Conduct and Ethics ("**Code**") that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Our Board generally reviews each of the Corporate Governance Guidelines, the committee charters, and the Code annually and implements changes as appropriate. The Corporate Governance Guidelines, the committee charters, and the Code, and any waivers or amendments to the Code, are all available on our Investor Relations website in the "Corporate Governance" section (https://investor.gopro.com/overview/default.aspx).

Board Leadership Structure

Our Corporate Governance Guidelines provide that our Board may choose its chairperson in any way that it considers to be in the best interests of our company. Our Nominating and Governance Committee of our Board ("**Nominating Committee**") periodically considers the leadership structure of our Board, including the separation of the chairperson and chief executive officer roles and/or appointment of a lead independent director of our Board, and makes such recommendations to our Board as our Nominating Committee deems appropriate. Our Corporate Governance Guidelines also provide that when the positions of chairperson and chief executive officer are held by the same person, the independent directors may designate a "lead independent director" with such responsibilities to include: scheduling and preparing agendas for meetings of the independent directors; serving as a liaison between the chief executive officer and the independent directors; being available, under appropriate circumstances, for consultation and direct communication with stockholders; ensuring our Board is fulfilling its oversight responsibilities in strategy, risk oversight and succession planning; and performing such other functions and responsibilities as requested by our Board from time to time.

Currently, our Board believes that it is in the best interest of our Company and our stockholders for our Chief Executive Officer, Mr. Woodman, to serve as both Chief Executive Officer and Chairman given his knowledge of our company, industry, and strategic vision. Because Mr. Woodman has served and continues to serve in both these roles, our Board appointed Mr. Kenneth Goldman to serve as our lead independent director in 2017. After serving for more than 12 years on the Board, Mr. Goldman is not up for nomination at the 2025 Annual Meeting. Mr. Goldman's term will end at the Annual Meeting and will no longer be a member of the Board or lead independent director. We are extremely grateful to Mr. Goldman for his excellent service and thank him for his time on the Board as our lead independent director and chair of the Audit Committee. The Board has appointed Mr. Tyrone Ahmad-Taylor to serve as our lead independent director as of the 2025 Annual Meeting. As lead independent director, Mr. Ahmad-Taylor will preside over regularly scheduled meetings at which only our independent directors are present to foster open and honest communication, serve as a liaison between the Chairman and the independent directors, and perform such additional duties as our Board may otherwise

determine and delegate. Our Board believes that its independence and oversight of management is maintained effectively through this leadership structure, the composition of our Board and sound corporate governance policies and practices.

Our Board of Directors' Role in Risk Oversight

Our Board is primarily responsible for overseeing our risk management processes. Our Board, as a whole, determines the appropriate level of risk for GoPro, assesses the specific risks that we face and reviews management's strategies for adequately mitigating and managing the identified risks. Although our Board oversees this risk management function, the committees of our Board support our Board in discharging its oversight duties and address risks inherent in their respective areas. The Audit Committee of our Board ("**Audit Committee**") reviews our financial risk exposures and the steps management has taken to monitor and control such exposures, including our procedures and related policies with respect to risk assessment and risk management. The Audit Committee also oversees our management of legal, ethics and regulatory compliance programs and risks related to our information technology systems and their related processes and procedures, including risks related to cybersecurity and privacy. The compensation and leadership committee ("**Compensation Committee**") reviews risks and exposures associated with compensation plans and programs, human capital management, management continuity and succession planning. The Nominating Committee assists the board in fulfilling its oversight responsibilities with respect to the management of risks associated with our overall governance practices and the leadership structure of the Board (as described above under "**Board Leadership Structure**"). Our Board is kept informed of each committee's risk oversights and other activities via regular reports of the committee chairs to the full Board.

Our Board believes that its current leadership structure supports the risk oversight function of our Board by providing for open communication between our management team and our Board. In addition, independent directors chair the various committees involved in assisting with risk oversight, and all directors are involved in the risk oversight function. We believe this division of responsibilities is an effective approach for addressing the risks we face and that our board leadership structure supports this approach.

Talent Strategy

Our Board, through the Compensation Committee, has oversight responsibility with respect to GoPro's executive succession planning and human capital management activities, including, among other things, matters related to talent management and development, talent acquisition, and employee engagement. Our Board committees receive regular updates from our management team on corporate social responsibility efforts related to their respective areas of oversight, and regularly share and discuss such updates with the full Board.

Human Capital Management: Our Board and the Compensation Committee have responsibility for specific areas of human capital management oversight. The Compensation Committee periodically reviews and discusses with GoPro management the Company's executive succession planning and human capital management activities including, among other things, matters related to talent management and development, talent acquisition, and employee engagement. The full Board annually reviews all of these topics as well. The GoPro management team is responsible for ensuring that GoPro policies and processes reflect and reinforce the Company's desired corporate culture.

Employee Engagement: To gain an understanding of morale and enthusiasm within our global workforce, the Company solicits feedback every six months through an employee survey. The Company utilizes other opportunities to connect with employees via all-hands meetings both virtually and in-person and through various internal platforms to enhance employee engagement. Tracking engagement within the GoPro employee community helps the Company understand what is driving the positive aspects of GoPro culture and where the Company can improve. We believe these efforts to improve our hybrid work environment have positively impacted all employees. GoPro has been recognized as an employer of choice by both Outside Magazine and U.S. News & World Report for being among the best places to work. GoPro placed on Outside's '50 Best Places to Work For' for the fourth consecutive year for its commitment to employee engagement and wellness, following an in-depth exploration of employee benefits, policies and programs, and an employee survey.   GoPro was also recognized in the 2024-2025 U.S. News & World Report 'Best Companies to Work For' rankings, for the second year in a row, for its outstanding commitment to a modern, flexible, approach to the workplace.   GoPro offers competitive wellness-focused benefits to support employees.

Our Community: In 2015, the Company launched "GoPro for a Cause", a nonprofit partnership and donation program established to generate awareness for causes that align with GoPro's core values. Empowering others to tell stories is in the Company's DNA and since the program's inception, the mission has been to inspire social engagement by leveraging GoPro's products and global reach to help nonprofits tell their stories with a focus on:

- supporting active youth to maximize their passions and potential
- empowering underserved communities; and
- celebrating those who are leading environmental protection efforts

The Company utilizes the GoPro community to tell and share inspirational stories of people giving back. Since 2015, GoPro has supported more than 1,000 organizations through product donations, monetary donations, and volunteering.

GoPro Employees for a Cause: Through the "GoPro Employees for a Cause" program, all active GoPro employees are eligible to donate one camera per year to non-profit organizations. The Company also supports employees who generously lend their time and energy to volunteer in the community.

Ethics & Compliance: GoPro is committed to legal and ethical conduct in every area of our business. GoPro's Code represents the cornerstone of our commitment to integrity. The Code summarizes the standards which all employees are expected to meet, regardless of location or role. All GoPro employees are required to engage in annual training on the Code and related policies. The Company also provides employees with an anonymous, third-party hotline, among other methods to report any concerns or violations of the Code. Our Chief Legal Officer oversees the Company's global compliance framework and provides annual compliance updates to the Board and quarterly compliance updates to the Audit Committee.

Other Core Business Functions Oversight

Cybersecurity

The security of personal data is of the utmost importance to GoPro, its employees, customers and consumers. GoPro has implemented industry-standard administrative, technical, and physical security measures to protect against the unauthorized access, destruction, or alteration of GoPro confidential and proprietary information and customer and employee information. GoPro's Chief Information Security Officer ("**CISO**") has over 20 years of experience in cybersecurity as an expert and oversees the Company information security program and is responsible for leading and implementing with a cross-functional team the Company cybersecurity strategy, policy, architecture, and processes.

The Audit Committee has oversight responsibility for the Company's cybersecurity program and is provided a semi-annual review of the Company's cybersecurity program and its risk management strategies. This review helps identify areas for improvement and ensuring the alignment of the Company's cybersecurity efforts with the overall compliance framework.

The CISO provides regular updates to the Audit Committee on cybersecurity and other risks relevant to our information technology environment, including the results of periodic exercises and response readiness assessments. The GoPro cybersecurity program is regularly evaluated by internal and external experts, with the results of those reviews reported to senior management and the Audit Committee.

GoPro also actively engages with key vendors, industry participants, and intelligence and law enforcement communities as part of its continuing efforts to evaluate and enhance the effectiveness of its information security policies and procedures. The Company regularly trains all employees on cybersecurity risks, such as phishing attacks, and employees are required to review and acknowledge our cybersecurity policy annually through the Code.

Director Independence

Our Board determines the independence of our directors by applying the applicable rules, regulations and listing standards of The Nasdaq Global Select Market ("**Nasdaq**") and applicable rules and regulations promulgated by the SEC. The applicable rules, regulations and listing standards of Nasdaq provide that a director is independent only if the Board affirmatively determines that the director does not have a relationship with the Company which, in the opinion of the Board, would interfere with the exercise of his or her independent judgment in carrying out the responsibilities of a director. The applicable rules also specify various relationships that preclude a determination of director independence. Such relationships may include employment, commercial, accounting, family and other business, and professional and personal relationships.

Applying these standards, our Board annually reviews the independence of our directors, taking into account all relevant facts and circumstances. In its most recent review, the Board considered, among other things, the relationships that each non-employee director has with the Company and all other facts and circumstances the Board deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, any transactions involving non-employee directors described under "Related Party Transactions" below and any transactions or relationships not required to be disclosed in such section.

Our Board has determined that the following directors and nominees for director are "independent directors", as defined under the applicable rules, regulations of the SEC and Nasdaq listing standards: Messrs. Ahmad-Taylor, Dennison, Goldman, Gotcher, Lopez and Lurie, and Mses. Culp, Kahng and Lyne. All members of the Audit Committee, Compensation Committee and Nominating Committee must be independent directors under the applicable rules, regulations and listing standards of Nasdaq. Members of the Audit Committee also must satisfy a separate SEC independence requirement, which provides that (i) they may not accept directly or indirectly any consulting, advisory or other compensatory fee from GoPro or any of our subsidiaries other than their directors' compensation, and (ii) they may not be an affiliated person of GoPro or any of our subsidiaries. Members of the Compensation Committee also must satisfy a separate SEC independence requirement and a related Nasdaq listing standard with respect to their affiliation with GoPro and any consulting, advisory or other fees they may have received from us. Our Board has determined that all members of the Audit Committee, Compensation Committee, and Nominating Committee are independent and satisfy the relevant SEC and Nasdaq independence requirements for such committees.

Board and Committee Meetings and Attendance

Our Board and its committees meet throughout the year on a set schedule, and hold special meetings and act by written consent from time to time. During 2024, (i) our Board met nine times, including through videoconference and in-person meetings, (ii) the Audit Committee held five meetings, (iii) the Compensation Committee held six meetings, and (iv) the Nominating Committee held four meetings. All of our directors attended at least 75% of the aggregate of the total number of meetings held by our Board and of the total number of meetings held by all committees of our Board on which such director served (during the period in which the director served).

Audit Committee

Our Audit Committee is currently comprised of Mr. Goldman, who serves as the chair, Mr. Lopez, Mr. Gotcher, and Mr. Lurie. Mr. Goldman, Mr. Gotcher and Mr. Lurie are not up for nomination at the Annual Meeting and each will no longer be a member of the Board or the Audit Committee after the Annual Meeting. After service 9 years on the Board, Mr. Lurie's term will end at the Annual Meeting. We are grateful to Mr. Lurie for his excellent service on the Audit Committee and thank him for his time on the Board. Following the Annual Meeting, our Audit Committee will be comprised of Mr. Lopez, who will serve as the chair, Mr. Dennison and Ms. Kahng. Our Board has determined that each member of the Audit Committee meets the requirements for independence under the applicable rules, regulations and listing standards of Nasdaq and applicable rules and regulations promulgated by the SEC. Each member of our Audit Committee is financially literate. In addition, our Board has determined that Mr. Lopez is an Audit Committee financial expert within the meaning of Item 407(d) of Regulation S-K of the Securities Act of 1933, as amended ("**Securities Act**").

All audit services to be provided to us and all permissible non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm will be approved in advance by our Audit Committee. Our Audit Committee, among other things:

- reviews the financial information that will be provided to stockholders and others;

- reviews our system of internal controls by consulting with management, our internal compliance team and the independent registered public accounting firm and monitors compliance with these processes;

- appoints, retains and oversees the independence and performance of the independent registered public accounting firm;

- oversees our accounting and financial reporting processes and the audits of our financial statements;

- pre-approves audit and permissible non-audit services provided by the independent registered public accounting firm;

- reviews and provides oversight regarding our policies with respect to risk assessment and risk management; and

- reviews related party transactions and proposed waivers of our Code.

Compensation and Leadership Committee

Our Compensation Committee is currently comprised of Ms. Lyne, who serves as the chair, Mr. Gotcher and Mr. Lopez. After serving for 11 years on the Board, Mr. Gotcher is not up for nomination at the 2025 Annual Meeting. We thank Mr. Gotcher for his excellent service on the Compensation Committee and the Board and his term will end at the Annual Meeting. Following the Annual Meeting, Ms. Culp will join Ms. Lyne and Mr. Lopez as members of the Compensation Committee. The Board has determined that each member of the Compensation Committee meets the requirements for independence under current Nasdaq and SEC rules, regulations and listing standards. Each member of the Compensation Committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended ("**Exchange Act**"), an outside director, as defined pursuant to Section 162(m) and is "independent" as defined in Section 5605(a)(2) of the Nasdaq rules and Rule 10c-1 promulgated under the Exchange Act. The purpose of the Compensation Committee is to carry out the responsibilities of our Board relating to compensation of our executive officers. The Compensation Committee, among other things:

- reviews and determines the compensation of our Chief Executive Officer, executive officers and other executives reporting to the Chief Executive Officer;

- administers our equity incentive plans; and

- establishes and reviews general plans, programs and policies relating to compensation and benefits of our employees.

The Compensation Committee engaged an independent executive compensation consulting firm, Compensia, Inc. ("**Compensia**"), to evaluate our executive compensation program and practices and to provide advice and ongoing assistance on executive compensation matters for 2024. Specifically, Compensia was engaged to:

- provide compensation-related data for a peer group of companies to serve as a basis for assessing competitive compensation practices;

- review and assess our current director policies and practices, Chief Executive Officer and other executive officer compensation policies and practices and equity profile relative to market practices (with director compensation review done for the benefit of the Nominating Committee, which per its charter has responsibility for director compensation review and recommendation);

- review and assess our current executive compensation program relative to market to identify any potential changes or enhancements to be brought to the attention of the Compensation Committee; and

- review market practices on employee stock purchase plans and other equity programs.

During 2024, Compensia worked directly with the Compensation Committee (and not on behalf of management) to assist the committee in satisfying its responsibilities and undertook no projects for management without the committee's prior approval. The Compensation Committee has determined that none of the work performed by Compensia during 2024 raised any conflicts of interest.

Nominating and Governance Committee

The Nominating Committee is currently comprised of Ms. Kahng, who serves as the chair, Mr. Ahmad-Taylor and Ms. Lyne. The Board has determined that each member of the Nominating Committee meets the requirements for independence under current Nasdaq rules, regulations and listing standards. The Nominating Committee, among other things:

- conducts searches for appropriate directors;

- identifies, evaluates and recommends nominees to our Board and committees of our Board;

- evaluates the performance of our Board;

- considers and makes recommendations to our Board regarding the composition of our board of directors and its committees and related compensation (and was assisted in its 2024 director compensation review by Compensia);

- reviews developments in corporate governance practices;

- evaluates the adequacy of our corporate governance practices and reporting;

- oversees our corporate responsibility programs; and

- makes recommendations to our Board concerning corporate governance matters.

Our Board Evaluation Process

The Board generally reviews and assesses its performance through a robust evaluation process, which is done annually or biannually. Through the evaluation process, which has been frequently conducted using the services of an independent consultant, the Nominating Committee oversees the assessment of the Board's processes, committees, meetings, planning, and overall effectiveness. The Board evaluates itself with respect to the effectiveness and agendas of the full Board and each of its committees, Board and committee composition and size and effectiveness and oversight of corporate strategy and risk, among other topics. The chair of the Nominating Committee reviews the results and feedback

provided by the directors and identifies action items from the assessment for Board discussion. Feedback on Board and committee effectiveness is provided to the full Board for discussion. Any findings that require additional consideration are addressed at subsequent Board and committee meetings, as applicable.

Compensation and Leadership Committee Interlocks and Insider Participation

None of the members of the Compensation Committee has at any time been one of our officers or employees. None of our executive officers currently serves, or in the past has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our Board or our Compensation Committee.

Board Attendance at Annual Stockholders' Meeting

Our policy is to invite and encourage each member of our Board to be present at the Annual Meeting. All of our then-current directors were present at our 2024 virtual annual meeting of stockholders held on June 6, 2024.

Communication with Directors

Stockholders and interested parties who wish to communicate with the Board, non-management members of the Board as a group, a committee of the Board or a specific member of the Board (including our Chairman or lead independent director) may do so by letters addressed to the attention of our Chief Legal Officer. All communications are reviewed by our Chief Legal Officer and provided to the members of the Board consistent with a screening policy providing that unsolicited items, sales materials, abusive, threatening or otherwise inappropriate materials and other routine items and items unrelated to the duties and responsibilities of the Board shall not be relayed on to directors.

The address for these communications is:

GoPro, Inc.
c/o Chief Legal Officer
3025 Clearview Way
San Mateo, California 94402

NOMINATIONS PROCESS AND DIRECTOR QUALIFICATIONS

Nomination to the Board of Directors

Candidates for nomination to the Board are selected by the Board based on the recommendation of the Nominating Committee in accordance with the Nominating Committee's charter, our Restated Certificate of Incorporation, our Bylaws, our Corporate Governance Guidelines, and the criteria adopted by the Board regarding director candidate qualifications. In recommending candidates for nomination, the Nominating Committee considers candidates recommended by directors, officers, employees, stockholders and others, using the same criteria to evaluate all candidates. Evaluations of candidates generally involve a review of background materials, internal discussions and interviews with selected candidates as appropriate and, in addition, the committee may engage consultants or third-party search firms to assist it in identifying and evaluating potential nominees.

Additional information regarding the process for properly submitting stockholder nominations for candidates for our board of directors is set forth below under "Additional Information – Stockholder Proposals to Be Presented at Next Annual Meeting."

Director Qualifications

With the goal of developing a diverse, experienced and highly qualified board of directors, the Nominating Committee is responsible for developing and recommending to the Board the desired qualifications, expertise and characteristics of members of the Board, including qualifications that the committee believes must be met by a committee-recommended nominee for membership on the Board and specific qualities or skills that the committee believes are necessary for one or more of the members of the Board to possess.

Since the identification, evaluation and selection of qualified directors is a complex and subjective process that requires consideration of many intangible factors, and will be significantly influenced by the particular needs of the Board from time to time, the Board has not adopted a specific set of minimum qualifications, qualities or skills that are necessary for a nominee to possess, other than those that are necessary to meet U.S. legal, regulatory and Nasdaq listing requirements, and the provisions of our Restated Certificate of Incorporation, Bylaws, Corporate Governance Guidelines and charters of our Board committees. When considering nominees, the Nominating Committee may take into consideration many factors, including among other things, a candidate's independence, integrity, diversity (inclusive of age, gender identity, ethnicity, and sexual orientation), skills, knowledge about our business or industry, willingness and ability to devote adequate time and effort to the Board responsibilities in the context of the existing composition, knowledge about other areas that are expected to contribute to the Board's overall effectiveness, and needs of the Board and its committees. The Board and Nominating Committee believe that a diverse, experienced and highly qualified board of directors fosters a robust, comprehensive and balanced decision-making process for the continued effective functioning of the Board and success of the Company. Accordingly, through the nomination process, the Nominating Committee seeks to promote board membership that reflects a diversity of business experience, expertise, viewpoints, personal backgrounds and characteristics that are expected to contribute to the Board's overall effectiveness. The brief biographical description of each director set forth in Proposal 1 below includes the primary individual experience, qualifications, attributes and skills of each of our directors that led to the conclusion that each director should serve as a member of the Board at this time.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board currently consists of eight directors. Seven directors are nominated for election at the Annual Meeting to be held on June 3, 2025 and shall serve for a one-year term expiring at the 2026 annual meeting of stockholders, and until such director's successor is duly elected and qualified or until such director's earlier death, resignation, or removal.

Shares represented by proxies will be voted "FOR" the election of each of the seven nominees named below, unless the proxy is marked to "WITHHOLD" authority to so vote. If any nominee for any reason is unable to serve or for good cause will not serve, the proxies may be voted for such substitute nominee as the proxy holder might determine. Each nominee has consented to being named in this Proxy Statement and to serve if elected.

Nominees to the Board of Directors

The nominees, their occupations, ages, length of board service, independent status, total number of public company directorships as of April 8, 2025 and board committee assignments as of the date of the Annual Meeting, are provided in the table below. Additional biographical descriptions of each nominee follow after the table.

Name *Primary Occupation*	Age	Director Since	Independent	Total Number Of Public Company Directorships	Board Committees Effective as of the Date Of the Annual Meeting		
					AC	CLC	NGC
Nicholas Woodman *Chief Executive Officer and* *Chairman of the Board* *GoPro, Inc.*	49	2004	NO	1			
Tyrone Ahmad-Taylor *Lead Independent Director* *Independent Investor*	57	2018	YES	1			●
Emily S. Culp Hogue *Chief Brand & Strategy Officer* Body Health, LLC	49	2025	YES	0		●	
Michael C. Dennison *Chief Executive Officer* *Fox Factory Holding Corp*	57	2025	YES	2	●		
Shaz Kahng *Independent Investor*	61	2021	YES	1	●		C
Miguel A. Lopez Ben *Board Member*	65	2025	YES	2	C	●	
Susan Lyne *Managing Partner* *BBG Ventures*	73	2017	YES	2		C	●

C - Committee Chair
AC - Audit Committee
CLC - Compensation and Leadership Committee
NGC - Nominating and Governance Committee

Nicholas Woodman
Age: 49
Director Since: 2004

Other Public Company Directorships:
None

Nicholas Woodman founded GoPro and has served as our Chief Executive Officer and a member of the board of directors since 2004, as Chairman since January 2014 and as President from 2004 until June 2014. Mr. Woodman got his start in 1998 by founding an online gaming company, Funbug.com. When that venture failed in 2001, Mr. Woodman planned an international surfing trip to look for inspiration. While preparing for that trip, Mr. Woodman had the idea for a 35mm film-based wrist camera that could be worn during sports like surfing, enabling the user to capture images while engaged in the sport. This idea became GoPro's first product, the HERO Camera. In the years that followed, Mr. Woodman, along with friends, family and employees, innovated on the HERO Camera concept along with a wide array of mounting devices that would make it easy to mount the camera to everything from helmets to surfboards, vehicles and more. Mr. Woodman holds a B.A. in Visual Arts from the University of California, San Diego. We believe Mr. Woodman's experience as the founder of GoPro and his knowledge of our products and customers give him the experience and leadership capabilities that qualify him to serve as a member of our board of directors.

Tyrone Ahmad-Taylor
Age: 57
Director Since: 2018
Lead Independent Director
Board Committees:
Nominating and Governance

Other Public Company Directorships:
None



Mr. Ahmad-Taylor has served on our board of directors since June 2018 and the board has appointed Mr. Tyrone Ahmad-Taylor to serve as our lead independent director as of the 2025 Annual Meeting. From January 2023 to November 2024, Mr. Ahmad-Taylor served as Vice President, Organic Growth and Product Marketing of Snap, Inc. From June 2017 to December 2022, Mr. Ahmad-Taylor was Vice President, Product Marketing of Meta, an online social platform. Prior to his role at Meta, Mr. Ahmad-Taylor was CEO and President of THX Limited from November 2015 to May 2017. From March 2014 to July 2015, Mr. Ahmad-Taylor was Vice President, SmartTV Services of Samsung Electronics Company Limited and Head, SmartTV Services of Samsung Electronics Company Limited from October 2012 to March 2014. Mr. Ahmad-Taylor is currently an Advisory board member of the Consumer Technology Association and since September 2020, serves as a board member of the San Francisco Museum of Modern Art. We believe Mr. Ahmad-Taylor is qualified to serve as a member of our board of directors based on his extensive executive experience in the consumer products industry and his background in product development and marketing.

Emily S. Culp Hogue
Age: 49
Director Nominee: 2025
Board Committees:
Compensation and Leadership

Other Public Company Directorships:
None



The board has approved the nomination of Emily S. Culp to stand for election at the Company's 2025 Annual Meeting. Ms. Culp serves as the Chief Brand and Strategy Officer of BodyHealth, LLC, a nutritional supplement company. From February 2019 to April 2021, Ms. Culp served as CEO of Cover FX Skincare Inc., a clean beauty brand and President of Cover FX Skincare Inc., from November 2018 to February 2019. From July 2015 to July 2018, Ms. Culp served as the Chief Marketing Officer of Keds, a Wolverine Worldwide shoe brand company. Ms. Culp currently serves on the board of directors for Stio, a mountain life apparel company and Cordial, a cross-channel marketing and customer engagement platform. We believe Ms. Culp is qualified to serve as a member of our board of directors based on her extensive executive experience in the consumer products industry and her background in marketing and strategy.

Michael C. Dennison
Age: 57
Director Nominee: 2025
Board Committees:
Audit

Other Public Company Directorships:
Fox Factory Holding Corp. (NASDAQ: FOXF)
Solo Brands, Inc. (NYSE: DTC)



The board has approved the nomination of Michael C. Dennison to stand for election at the Company's 2025 Annual Meeting. Since June 2019, Mr. Dennison serves as CEO of Fox Factory Holding Corp ("FOX") and from August 2018 to June 2019 served as President, Powered Vehicles Group of FOX. Mr. Dennison has been a member of FOX's Board of Directors since February 2018. Prior to his role at FOX, Mr. Dennison was President and Chief Marketing Officer of Flex, an electronics manufacturing company from January 2018 to August 2018, and President of Flex, Consumer Products Division from February 2012 to January 2018 and Vice President of Flex from April 1999 to February 2012. Since 2022, Mr. Dennison serves on the board of directors of Solo Brands, and since 2024 serves on the board of directors and chairman of K&N filters, a manufacturer of performance products. We believe Mr. Dennison is qualified to serve as a member of our board of directors based on his extensive executive experience in the consumer products industry and his experience on the boards of directors of other companies.

Shaz Kahng
Age: 61
Director Since: 2021
Board Committees:
Nominating and Governance
(Chair); Audit

Other Public Company Directorships:
None

Shaz Kahng has served on our board of directors since October 2021. Since May 2012, Ms. Kahng has served as a strategic advisor for various PE and VC backed startups in consumer tech, including Tulip Retail and Westfield Labs. From November 2018 to March 2019, Ms. Kahng served as Chief Executive Officer at Gymboree, a portfolio of children's brands operating specialty retail stores. From May 2010 to December 2011, Ms. Kahng served as Chief Executive Officer

at Lucy Activewear, a subsidiary of VF Corp., where she successfully led a turnaround while revitalizing the brand and achieving profitability. From 2004 to 2009, Ms. Kahng served in various leadership roles at Nike, Inc., the world's leading designer, marketer, and distributor of authentic athletic footwear, apparel, equipment, and accessories. Ms. Kahng is currently a Cornell University Council Member, a director of the Wharton Alumni for Boards, a member of the LiveGirl Advisory Council and is a former board director of Gymboree, OMSignal, and InsideTracker. We believe Ms. Kahng is qualified to serve as a member of our board of directors based on her extensive executive experience in the consumer products industry, her background in product development and marketing, and her experience on the boards of directors of other companies.

Miguel A. Lopez Ben
Age: 65
Director Since: 2025
Board Committees:
Audit (Chair); Compensation and Leadership

Other Public Company Directorships:
Zeekr Group (NYSE: ZK)



Miguel A. Lopez Ben ("Mick Lopez") has served on our board of directors since April 2025. From June 2020 to November 2024, Mr. Lopez was Chief Financial Officer of Ribbon Communications. From April 2018 to May 2020, Mr. Lopez served as Chief Financial Officer of Vista Outdoors, a leading global designer of outdoor consumer products. From February 2016 to July 2017, Mr. Lopez served as Chief Financial Officer of Veritas Technologies, a software leader in enterprise backup/data management company, and from February 2014 to January 2016, Mr. Lopez served as Chief Financial Officer of L3Harris Corporation a defense, aerospace and telecommunication business. Since May 2024, Mr. Lopez has served on the board of directors of Zeekr Intelligent Technologies. We believe Mr. Lopez is qualified to serve as a member of our board of directors based on his extensive executive experience as Chief Financial Officer and leadership in the areas of finance, strategy and audit oversight.

Susan Lyne
Age: 73
Director Since: 2017
Board Committees:
Compensation and Leadership (Chair),
Nominating and Governance

Other Public Company Directorships:
Blade Urban Air Mobility, Inc. (NASDAQ: BLDE)



Susan Lyne has served on our board of directors since April 2017. Since January 2019, Ms. Lyne served as Managing Partner of BBG Ventures, an early-stage investment fund focused on women-led tech startups. From September 2014 through December 2018 she was President of this fund. From February 2013 to September 2014, Ms. Lyne was Chief Executive Officer of the AOL Brand Group where she oversaw the content brands of AOL, Inc., a global media technology company. From September 2008 to February 2013, she was Chief Executive Officer and then Chair of Gilt Groupe, Inc., the e-commerce company that pioneered flash sales in the United States. From 2004 to 2008, Ms. Lyne served as President and Chief Executive Officer of Martha Stewart Living Omnimedia, Inc., a diversified media and merchandising company. From 1996 to 2004, Ms. Lyne held various positions at The Walt Disney Company, a diversified worldwide entertainment company, including President of ABC Entertainment where she oversaw the development of shows including Desperate Housewives, Grey's Anatomy, and Lost. Ms. Lyne is on the board of Blade Urban Air Mobility, Inc. and

has previously served as a director of Gilt Groupe, Inc., AOL, Inc., Martha Stewart Living Omnimedia, Inc., Starz Entertainment Group, LLC, and CIT. In addition, Ms. Lyne is a member of the Rockefeller University Council and a member of the Council on Foreign Relations. We believe Ms. Lyne is qualified to serve as a member of our board of directors based on her experience on the boards of directors of other companies, her extensive executive experience and her background in the media and consumer products industries.

There are no family relationships among our current directors and officers.

Non-Employee Director Compensation Arrangements

Only the non-employee directors of the Company are compensated for service on the Board.

GoPro maintains a Director Compensation Policy ("**Director Compensation Policy**") and reviews and updates it on a regular basis. The Director Compensation Policy is intended to:

- provide fair compensation commensurate with the work required to serve on our Board;

- be aligned with compensation paid to directors at our peer group companies and reflect the size, scope and complexity of GoPro;

- align directors' interests with the interests of our stockholders; and

- be easily understood and communicated — both to the directors and to our stockholders.

Annual Review and Benchmarking

Each year our Nominating Committee undertakes a full review of our then current Director Compensation Policy. The Nominating Committee engages Compensia, an independent compensation consulting firm, to undertake an independent assessment of the Director Compensation Policy and make recommendations to ensure compliance with the goals listed above, director pay at comparable companies (including any revisions to our peer group) and sound governance principles. The annual review typically begins early each new fiscal year, and the Nominating Committee makes its recommendations to the Board during the second quarter of such fiscal year regarding any revisions to the then current policy. As a result of the 2024 review and recommendation, in May 2024 the Board approved changes to the Director Compensation Policy to take effect as of June 6, 2024. The changes included incorporating any successor equity incentive plan which is approved by the Board and stockholders to replace and supersede the GoPro Inc., Amended and Restated 2014 Equity Incentive Plan and to align the grant calculation methodology in the Director Compensation Policy with the equity grant policy described in the "Equity Grant Policy" section below, such that under the Director Compensation Policy the calculation for each director's annual equity grant will be based on the average of our closing price in the last completed calendar month preceding the date of grant.

Components of 2024 Director Compensation

Annual Cash Retainers

Cash Retainer	$60,000.00
Additional Cash Retainer for Lead Independent Director	$27,500.00
Additional Cash Retainer for chair of Audit Committee	$25,000.00
Additional Cash Retainer for Audit Committee member (other than chair)	$12,500.00
Additional Cash Retainer for chair of Compensation Committee	$20,000.00
Additional Cash Retainer for Compensation Committee member (other than chair)	$10,000.00
Additional Cash Retainer for chair of Nominating Committee	$20,000.00
Additional Cash Retainer for Nominating Committee member (other than chair)	$10,000.00

Annual Equity Grant

Restricted Stock Units (RSUs)	$135,000.00

Form and Timing of Payments

All equity awards (whether to employees, consultants or non-employee directors) are granted under the terms and conditions of one of our equity incentive compensation plans, which were adopted by the Board and approved by stockholders. Prior to our initial public offering in June 2014 ("**IPO**"), all equity awards were approved under and governed by the GoPro, Inc. 2010 Equity Incentive Plan ("**2010 Plan**"). At the time of our IPO, the GoPro, Inc. 2014 Equity Incentive Plan ("**2014 Plan**") became active, and all equity grants following the date of IPO were awarded under and governed by the 2014 Plan. In June 2023, the stockholders approved the GoPro, Inc. 2024 Equity Incentive Plan ("**2024 Plan**") which became effective on February 15, 2024, and all equity grants on or following February 15, 2024, were awarded under and governed by the 2024 Plan.

RSU awards ("**Annual RSUs**") to directors are made annually following election to the Board at our Annual Meeting. Directors who are appointed to the Board between Annual Meetings receive a pro-rated award of RSUs. The award value is converted to RSUs using the average of our closing price in the last completed calendar month preceding the date of grant. The Annual RSU award vests as to 25% of the total RSUs granted in each quarter following the date of grant with the final 25% to vest on the earlier of the next Annual Meeting or the one-year anniversary of the date of grant, subject to continuous service on the Board through each vesting date. All RSUs will accelerate and vest in full in the event of a "change in control" of GoPro as defined in the applicable Equity Incentive Plan under which the awards were approved.

The cash retainers are paid quarterly in arrears.

Non-employee directors receive no other form of remuneration, perquisites or benefits, but are reimbursed for their reasonable travel expenses incurred in attending Board and committee meetings.

Director Compensation

The following table provides information for 2024 concerning all compensation awarded to, earned by or paid to each person who served as a non-employee director for some portion of 2024. Nicholas Woodman, our Chief Executive Officer,

is not included in the table below because he did not receive additional compensation for his services as a director. His compensation as an employee is shown in the "Executive Compensation Tables – 2024 Summary Compensation Table" section.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]		Total ($)
Tyrone Ahmad-Taylor	70,000	120,678	[2]	190,678
Kenneth Goldman	112,500	120,678	[2]	233,178
Peter Gotcher	82,500	120,678	[2]	203,178
Shaz Kahng	76,188	120,678	[2]	196,866
Alexander Lurie	72,500	120,678	[2]	193,178
Susan Lyne	90,000	120,678	[2]	210,678
Frederic Welts[3]	49,444	—		49,444
Lauren Zalaznick[3]	61,250	—		61,250

[1] The amounts reported in this column represent the aggregate grant date value of RSUs (restricted stock units) made to directors in 2024 computed in accordance with FASB ASC Topic 718.

[2] On June 4, 2024, each re-elected non-employee director received an award of 80,992 RSUs which vested as to 25% of the shares subject to the award in each quarter following the date of grant, with the final 25% to vest on June 3, 2025, subject to the director's continuous service on the Board on each vesting date. As of December 31, 2024, 40,496 of the RSUs remained unvested for each director. In the event of a change in control (as defined in the 2014 Plan), these RSUs will accelerate and become immediately vested.

[3] Neither Mr. Welts nor Ms. Zalaznick were on the slate of the 2024 Annual Meeting. As such, neither received an annual retainer award on June 4, 2024.

Our non-employee directors held option and RSU awards to acquire the following number of shares as of December 31, 2024:

Name	Number of Shares Underlying Outstanding Awards	
	Option Awards	RSU Awards
Tyrone Ahmad-Taylor	36,338	40,496
Kenneth Goldman	94,325	40,496
Peter Gotcher	100,374 [1]	40,496
Shaz Kahng	—	45,381
Alexander Lurie	105,913	40,496
Susan Lyne	73,736	40,496
Frederic Welts	— [2]	—
Lauren Zalaznick	— [2]	—

[1] Consists of options to purchase 100,374 shares of Class A common stock under option awards granted pursuant to our 2014 Plan. Mr. Gotcher's prior stock option award granted pre-IPO pursuant to our 2010 Plan which entitled him to shares of Class B common stock upon exercise expired in June 2024.

[2] Neither Mr. Welts nor Ms. Zalaznick were on the slate for the 2024 Annual Meeting. Mr. Welt's and Ms. Zalaznick's final RSU awards vested and were released on June 4, 2024; any existing stock option awards were forfeited in their entirety for no consideration after their 3-month grace period.

OUR BOARD OF DIRECTORS RECOMMENDS

A VOTE *"FOR"* ELECTION OF EACH OF THE NOMINATED DIRECTORS

PROPOSAL NO. 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has re-appointed PricewaterhouseCoopers LLP as GoPro's independent registered public accounting firm to perform the audit of GoPro's consolidated financial statements for the year ending December 31, 2025 and recommends that stockholders vote for ratification of such selection. PricewaterhouseCoopers LLP has served as GoPro's independent registered public accounting firm since 2011. The Audit Committee continuously evaluates the independence and effectiveness of PricewaterhouseCoopers LLP and its personnel, and the cost and quality of its audit and audit-related services.

Although ratification by stockholders is not required by law, GoPro has determined that it is good practice to request ratification of this selection by the stockholders. In the event that PricewaterhouseCoopers LLP is not ratified by our stockholders, the Audit Committee will review its future selection of PricewaterhouseCoopers LLP as GoPro's independent registered public accounting firm.

PricewaterhouseCoopers LLP audited GoPro's financial statements for the years ended 2024 and 2023. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting, will be given an opportunity to make a statement at the Annual Meeting if they desire to do so, and will be available to respond to appropriate questions.

Independent Registered Public Accounting Firm Fees and Services

We regularly review the services and fees from our independent registered public accounting firm. These services and fees are also reviewed with our Audit Committee annually. In accordance with standard policy, PricewaterhouseCoopers LLP periodically rotates the individuals who are responsible for GoPro's audit. The following table shows the fees billed by PricewaterhouseCoopers LLP for the years ended December 31, 2024 and 2023:

Fees Billed to GoPro	2024	2023
Audit fees[1]	$ 2,130,500	$ 2,760,000
Audit-related fees[2]	—	—
Tax fees[3]	—	—
All other fees[4]	2,000	900
Total fees	$ 2,132,500	$ 2,760,900

[1] *"Audit fees"* include fees for audit services primarily related to the audit of our annual financial statements and internal control over financial reporting; the review of our quarterly financial statements; comfort letters, consents, and assistance with and review of documents filed with the SEC; and audit services provided in connection with other statutory and regulatory filings.

[2] "*Audit-related fees*" include fees for assurance and related services that are reasonably related to the performance of the audit or the review of our financial statements and are not reported under Audit Fees.

[3] *"Tax fees"* include fees for tax compliance, advice and planning. Tax advice fees encompass a variety of permissible tax services, including technical tax advice related to federal, state and international income tax matters, transfer pricing, international tax structure planning, assistance with indirect sales tax and assistance with tax audits.

[4] *"All other fees"* include fees for products and services, namely software subscription fees.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Our Audit Committee's policy is to preapprove all audit and permissible non-audit services, other than de minimis non-audit services, provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent registered public accounting firm and management are required to report periodically to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date.

All services relating to the fees described in the table above were approved by our Audit Committee.

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE *"FOR"* APPROVAL OF PROPOSAL NO. 2

PROPOSAL NO. 3

APPROVAL OF THE NON-BINDING, ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION

General

In accordance with the requirements of Section 14A of the Exchange Act (which was added by the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "**Dodd-Frank Act**")) and the related rules of the SEC, we are providing stockholders an opportunity to approve the compensation of our NEOs as disclosed in this Proxy Statement in the "Compensation Discussion and Analysis" section. While the results of the vote are non-binding and advisory in nature, the Board intends to carefully consider the results of this vote.

In considering their vote, stockholders may wish to review with care the information on the Company's compensation policies and decisions regarding the NEOs presented in the "Compensation Discussion and Analysis" section of this Proxy Statement, as well as the discussion regarding the Compensation Committee in the "Compensation Discussion and Analysis" section entitled "Further Considerations for Setting Executive Compensation."

The Company's goal for its executive compensation program is to attract, motivate, and retain our executives who are critical to our success. The Company seeks to accomplish this goal in a way that rewards performance and is aligned with its stockholders' long-term interests. The Company believes its executive compensation program has been instrumental in helping the Company achieve its business objectives.

Frequency of Stockholder Advisory Votes on Executive Compensation

At our 2021 annual meeting of stockholders, we asked our stockholders to express a preference for the frequency of an advisory vote on the compensation of the NEOs (a "**Say-on-Pay**" vote). The proposal with respect to the frequency of our Say-on-Pay votes is commonly known as a "Say-When-on-Pay" vote. At the 2021 annual meeting of stockholders, our stockholders selected on a non-binding advisory basis every ONE year as the frequency at which the Company will hold a Say-on-Pay vote. Based on these results, our Board has determined that the Company will conduct future Say-on-Pay votes every ONE year. This policy will remain in effect until the next Say-When-on-Pay vote, expected to be held at the Company's 2027 annual meeting of stockholders.

Key Executive Compensation Policies and Practices

In accordance with the requirements of Section 14A of the Exchange Act and the related rules of the SEC, we are asking the stockholders to indicate their support for the compensation of our NEOs as described in this Proxy Statement. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the philosophy, policies and practices described in this Proxy Statement. Accordingly, the Board requests the stockholders vote on an advisory basis to approve the following resolution at the meeting:

RESOLVED, that the compensation paid to the Company's NEOs, as disclosed pursuant to Item 402 of Regulation S-K including the "Compensation Discussion and Analysis", compensation tables, and narrative discussion set forth in this Proxy Statement, is hereby approved.

While the results of this advisory vote are not binding, the Compensation Committee, will consider the outcome of the vote in deciding whether to take any action as a result of the vote and when making future compensation decisions regarding NEOs. The Compensation Committee and the Board value the opinions of our stockholders. The next Say-on-Pay advisory vote will be held at our 2026 annual meeting of stockholders.

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE ''FOR'' APPROVAL, ON A NON-BINDING BASIS, OF PROPOSAL NO. 3.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of March 31, 2025, by:

- each stockholder known by us to be the beneficial owner of more than 5% of our Class A common stock or Class B common stock;

- each of our directors;

- each of our nominees for directors;

- each of our NEOs; and

- all directors and executive officers as a group.

Percentage ownership of our common stock is based on 26,258,546 shares of our Class B common stock and 131,290,669 shares of our Class A common stock outstanding on March 31, 2025. Beneficial ownership is determined in accordance with the rules of the SEC and thus represents voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned by them, subject to community property laws where applicable. Shares of our Class A common stock and Class B common stock subject to options that are currently exercisable or exercisable within 60 days of March 31, 2025 or restricted stock units ("**RSUs**") and performance share units ("**PSUs**") that may be earned, vest and settle within 60 days of March 31, 2025 are deemed to be outstanding and to be beneficially owned by the person holding the options or RSUs and PSUs for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

	Shares Beneficially Owned				
	Class A		Class B		% of Total Voting Power[(1)]
Name of Beneficial Owner	Shares	%	Shares	%	
Directors and Named Executive Officers:					
Nicholas Woodman [(2)]	736,942	*	25,036,070	95.34 %	63.75 %
Tyrone Ahmad-Taylor [(3)]	142,196	*	—	*	*
Kenneth Goldman [(4)]	375,487	*	—	*	*
Peter Gotcher [(5)]	401,758	*	—	*	*
Shaz Kahng [(6)]	161,783	*	—	*	*
Alexander Lurie [(7)]	146,409	*	—	*	*
Susan Lyne [(8)]	265,049	*	—	*	*
Brian McGee [(9)]	738,309	*	—	*	*
Eve Saltman [(10)]	479,213	*	—	*	*
Dean Jahnke [(11)]	469,815	*	—	*	*
All current executive officers and directors as a group (10 persons) [(12)]	**3,916,961**	**2.94%**	**25,036,070**	**95.34%**	**64.27%**
5% Stockholders					
Nicholas Woodman and Jill R. Woodman, as Co-Trustees of the Woodman Family Trust under Trust Agreement dated March 11, 2011 [(13)]	—	*	25,036,070	95.34 %	63.56 %
BlackRock, Inc. [(14)]	10,966,017	8.35 %	—	*	2.78%
The Vanguard Group - 23-1945930 [(15)]	7,736,581	5.89%	—	*	1.96 %

* Represents beneficial ownership of less than 1% of our outstanding shares of common stock of the designated class of security or less than 1% of the Total Voting Power, as applicable.

Unless otherwise indicated, the address of each of the individuals and entities named above is c/o GoPro, Inc., 3025 Clearview Way, San Mateo, California 94402.

[(1)] Percentage of total voting power represents voting power with respect to all shares of our Class A common stock and Class B common stock, as a single class. The holders of our Class B common stock are entitled to ten votes per share, and holders of our Class A common stock are entitled to one vote per share.

[(2)] Consists of: (i) 25,036,070 shares of Class B common stock held by the Woodman Family Trust under Trust Agreement dated March 11, 2011 of which Nicholas Woodman and Jill Woodman are co-trustees, (ii) 705,759 shares of Class A common stock held by Mr. Woodman, and (iii) 31,183 shares of Class A common stock subject to performance stock units held by Mr. Woodman that may settle within 60 days of March 31, 2025. As a co-trustee, Mr. Woodman may be deemed to have shared voting and investment power over the shares owned by the Woodman Family Trust.

[(3)] Consists of (i) 105,858 shares of Class A common stock held by Mr. Ahmad-Taylor, and (ii) 36,338 shares of Class A common stock subject to options held by Mr. Ahmad-Taylor that are exercisable within 60 days of March 31, 2025.

[(4)] Consists of (i) 5,668 shares of Class A common stock held by Mr. Goldman, (ii) 275,494 shares of Class A common stock held in the Goldman-Valeriote Family Trust, and (iii) 94,325 shares of Class A common stock subject to options held by Mr. Goldman that are exercisable within 60 days of March 31, 2025. Kenneth Goldman and Susan Valeriote are co-trustees and have shared voting and investment power over the shares owned by the Goldman-Valeriote Family Trust.

[(5)] Consists of: (i) 189,592 shares of Class A common stock held by Mr. Gotcher, (ii) 111,792 shares of Class A common stock held in the Peter and Marie-Helene Gotcher Family Trust and, (iii) 100,374 shares of Class A common stock subject to options held by Mr. Gotcher that are exercisable within 60 days of March 31, 2025. Mr. Gotcher is the President of The Peter and Marie-Helene Gotcher Family Trust.

[(6)] Consists of 161,783 shares of Class A common stock held by Ms. Kahng.

[(7)] Consists of (i) 40,496 shares of Class A common stock held by the Lurie-Volgelsong Revocable Living Trust, and (ii) 105,913 shares of Class A common stock subject to options held by Mr. Lurie that are exercisable within 60 days of March 31 2025. Mr. Lurie and his spouse are co-trustees of the Lurie-Volgelsong Revocable Living Trust.

[(8)] Consists of (i) 191,313 shares of Class A common stock held by Ms. Lyne, and (ii) 73,736 shares of Class A common stock subject to options held by Ms. Lyne that are exercisable within 60 days of March 31, 2025.

[(9)] Consists of: (i) 95,089 shares of Class A common stock held by Mr. McGee, (ii) 276 shares of Class A common stock held by Mr. McGee's spouse, (iii) 576,113 shares of Class A common stock subject to options held by Mr. McGee that are exercisable within 60 days of March 31, 2025, (iv) 60,747 shares of Class A common stock subject to restricted stock units held by Mr. McGee that may settle within 60 days of March 31, 2025, and (v) 6,084 shares of Class A common stock subject to performance stock units held by Mr. McGee that may settle within 60 days of March 31, 2025.

(10) Consists of (i) 120,083 shares of Class A common stock held by Ms. Saltman, (ii) 326,073 shares of Class A common stock subject to options held by Ms. Saltman that are exercisable within 60 days of March 31, 2025, (iii) 30,472 shares of Class A common stock subject to restricted stock units held by Ms. Saltman that may settle within 60 days of March 31, 2025, and (iv) 2,585 shares of Class A common stock subject to performance stock units held by Ms. Saltman that may settle within 60 days of March 31, 2025.

(11) Consists of: (i) 177,561 shares of Class A common stock held by Mr. Jahnke, (ii) 261,866 shares of Class A common stock subject to subject to options held by Mr. Jahnke that are exercisable within 60 days of March 31, 2025, (iii) 27,803 shares of Class A common stock subject to restricted stock units held by Mr. Jahnke that may settle within 60 days of March 31, 2025 and, (iv) 2,585 shares of Class A common stock subject to performance stock units held by Mr. Jahnke that may settle within 60 days of March 31, 2025.

(12) Consists of (i) 2,180,764 shares of Class A common stock, (ii) 25,036,070 shares of Class B common stock, (iii) 1,574,738 shares of Class A common stock subject to options that are exercisable within 60 days of March 31, 2025, (iv) 119,022 shares of Class A common stock subject to restricted stock units that may settle within 60 days of March 31, 2025 and, (v) 42,437 shares of Class A common stock subject to performance stock units that may settle within 60 days of March 31, 2025.

13) Consists of 25,036,070 shares of Class B common stock held by the Woodman Family Trust under Trust Agreement dated March 11, 2011 of which Nicholas Woodman and Jill Woodman are co-trustees. As a co-trustee, Mr. Woodman may be deemed to have shared voting and investment power over the shares owned by the Woodman Family Trust.

(14) Based solely on a Schedule 13G Amendment No. 8 filing made on February 05, 2025. BlackRock, Inc. reports beneficial ownership of 10,966,017 shares of Class A common stock with sole power to dispose or direct the disposition of all shares of Class A common stock and and sole voting power as to 10,702,399 of the shares of Class A common stock. The address for BlackRock, Inc. is 50 Hudson Yards, New York, New York 10001.

(15) Based solely on a Schedule 13G Amendment No. 11 filing made on November 12, 2024. The Vanguard Group - 23-1945930 ("Vanguard") reports beneficial ownership of 7,736,581   shares of Class A common stock with shared voting power over 56,332 shares, sole dispositive power over 7,631,576 shares and shared dispositive power over 105,005 shares. The address for Vanguard is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

EXECUTIVE OFFICERS

The names of our current executive officers, their ages as of March 31, 2025, and their positions are shown below.

Executive Officers	Age	Position(s)
Nicholas Woodman	49	Chief Executive Officer and Chairman
Brian McGee	65	Executive Vice President, Chief Financial Officer and Chief Operating Officer
Eve Saltman	60	Chief Legal Officer, Secretary and Chief Compliance Officer, Senior Vice President, Corporate & Business Development
Dean Jahnke	51	Senior Vice President, Global Sales & Channel Marketing

The Board chooses executive officers, who then serve at the Board's discretion. There is no family relationship among any of our directors or executive officers.



Nicholas Woodman

For information regarding Mr. Woodman, please refer to "Proposal No. 1 – Election of Directors" discussed above.



Brian McGee

Mr. McGee has served as GoPro's Chief Operating Officer since February 2020, and GoPro's Executive Vice President, Chief Financial Officer since February 2018 and Senior Vice President, Chief Financial Officer since March 2016. Mr. McGee served as our Vice President of Finance since September 2015, which included responsibility for financial planning, tax, treasury and risk management. From May 2011 to September 2015, Mr. McGee served in various positions at Qualcomm, most recently as the Vice President, Business Operations. Mr. McGee holds a B.S. in Finance from California Polytechnic State University (1983) and a Certificate in Management Accounting (1989).



Eve Saltman

Ms. Saltman has served as GoPro's Senior Vice President, Corporate & Business Development, Chief Legal Officer and Secretary since May 2021 and Chief Compliance Officer since February 2021. Previously, Ms. Saltman served as our Vice President, Corporate & Business Development, General Counsel, and Secretary from March 2018 to May 2021. Ms. Saltman serves on the boards of The Lexicon of Sustainability, Inc., a non-profit organization and privately held Talentsky, Inc.   She also serves on the Advisory Council for the Cornell Atkinson Center for Sustainability. Ms. Saltman holds a J.D. from Georgetown Law School and a B.A. in History from Cornell University.



Dean Jahnke

Mr. Jahnke has served as GoPro's Senior Vice President, Global Sales & Channel Marketing since January 1, 2022, Vice President, Global Sales since June 2018, Interim Head of Sales from March 2018 to June 2018, Senior Director of Sales – North America from April 2017 to March 2018, Director of Sales from February 2016 to March 2017, and Area Sales Manager from March 2014 to January 2016. Prior to joining GoPro, Mr. Jahnke served as Senior Sales Manager of Western Digital from August 2008 to March 2014. Before that, Mr. Jahnke was Senior Merchant at Best Buy from June 2000 to August 2008. Mr. Jahnke attended Minnesota State University, Mankato.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

GoPro's executive compensation programs, policies and practices ("**ECPs**") are designed to reflect the three major tenets of our executive compensation philosophy, namely to:

- Align executive compensation with the achievement of our business objectives and financial performance;

- Motivate our executive officers to take actions that enhance long-term stockholder value; and

- Enable us to attract, reward, and retain our executive officers who contribute to our success.

We manage our ECPs, including compensation-related corporate governance standards, in a manner consistent with our executive compensation philosophy. These ECPs are intended to drive performance and prohibit or minimize behaviors that we do not believe serve our stockholders' long-term interests.

This Compensation Discussion and Analysis ("**CD&A**") is intended to assist our stockholders in understanding our ECPs by presenting the following:

1. **Overview of Business** summarizes our business results that impacted our 2024 executive compensation outcomes.

2. **Elements of Our Executive Compensation Program** sets forth our executive compensation philosophy and describes the ECPs we apply and use to support achievement of our corporate goals and performance objectives.

3. **Further Considerations for Setting Executive Compensation** discusses, among other things, the role of the Compensation Committee, compensation consultants, compensation peer group, and the impact of tax and accounting considerations on our ECPs.

4. **Executive Compensation Decisions for 2024** explains the compensation decisions that were made for 2024 based on our corporate results.

5. **Severance and Change in Control Arrangements** discusses employment agreements and policies associated with our current executive officers.

Our Named Executive Officers in 2024:

For 2024, the following individuals were identified as our NEOs:



Nicholas Woodman
Chief Executive Officer and
Chairman



Brian McGee
Executive Vice President,
Chief Financial Officer and
Chief Operating Officer



Eve Saltman
Chief Legal Officer,
Secretary and Chief
Compliance Officer, Senior
Vice President, Corporate
& Business Development



Dean Jahnke
Senior Vice President,
Global Sales, Channel
Marketing and Retail
Experience

Overview of Business

GoPro helps the world capture and share itself in immersive and exciting ways. Our cameras, mountable and wearable accessories and subscription and service offerings have generated substantially all of our revenue. We sell our products and services globally through retailers, distributors and on GoPro.com. Helping our end-users capture and share their experiences in immersive and exciting ways is at the core of our business and mission to create innovative solutions that address unmet needs in digital imaging. We are committed to developing solutions that create an easy, seamless experience for consumers to capture, create and share engaging personal content. In 2024 the Company generated revenue of $801 million, down 20% year-over-year ("YOY") and sold 2.4 million camera units, a decrease of 19% YOY. GoPro subscribers increased 1% YOY to more than 2.5 million and generated $107.0 million in subscription and service revenue, up 10% YOY.

In 2024, GoPro introduced two new cameras – the flagship HERO13 Black and an entry-level camera, the tiny 4K camera called HERO. In 2025, GoPro is focused on launching new products, with an important re-emergence in the 360-camera market, which presents a significant opportunity for growth. We are also focused on laying the groundwork for 2026 when we expect to launch a significant number of new products that we believe will restore growth and profitability to our business.

Highlights of Executive Compensation Best Practices

The Compensation Committee employs the following governance practices to ensure our ECPs serve our stockholders' long-term interests and drive our pay for performance culture without incentivizing undue risk taking.

What We Do

✓ Compensation and Leadership Committee Independence

The Board maintains a Compensation Committee comprised solely of independent directors.

✓ Compensation and Leadership Committee Advisor Independence

The Compensation Committee engages and retains its own advisors. During 2024, the Compensation Committee engaged Compensia, an independent compensation consulting firm, to assist with its responsibilities.

✓ Annual Compensation Review

The Compensation Committee annually reviews our executive compensation philosophy and strategy, including reviewing the composition of our compensation peer group.

✓ Compensation-Related Risk Assessment Review

We conduct annual evaluations of our compensation programs policies and practices, including our ECPs, to ensure that they reflect an appropriate level of risk-taking but do not encourage our employees to take excessive or unnecessary risks that could have a material adverse impact on GoPro.

✓ "Double-Trigger" Reasonable Change in Control Arrangements

The change in control post-employment compensation arrangements for our executive officers, including our NEOs, are based on a "double-trigger" arrangement that provides for the receipt of payments and benefits only in the event of (i) a change in control of our Company and (ii) a qualifying termination of employment.

✓ Executive Severance Benefits

The Executive Severance Policy is intended to provide specified payments and benefits to certain executive officers (other than the CEO), and other employees of the Company in the event of certain terminations of employment not involving a change in control of the Company. In addition, the Company's employment arrangement with Mr. Woodman provides for the receipt of payments and benefits in the event of a qualifying termination of employment.

✓ Succession Planning

The Compensation Committee periodically reviews and discusses the Company's executive succession planning with Company management. The Board reviews the risks associated with the Company's most critical executive positions on an annual basis so that we have an adequate succession strategy and have plans in place for these critical positions.

✓ Compensation Recovery Policy

We maintain a Compensation Recovery Policy that complies with the applicable SEC rules, Nasdaq listing standards. The Compensation Recovery Policy sets forth the guidelines pursuant to which the Company may recover certain incentive-based compensation payments ("**Recoverable Incentive Compensation**") made to current and former executive officers and non-executive officers, including officers for purposes of Section 16 of the Exchange Act ("**Covered Person**") if the Company is required to prepare an accounting Restatement (as defined in the policy) of its financial statements as a result of material noncompliance with any financial reporting requirements under the federal securities laws or in the event a Covered Person has engaged in Misconduct (as defined in the policy). In the event of a Restatement, the Company will seek to recover, reasonably promptly, all Recoverable Incentive Compensation from any Covered Person during the applicable period (including those Covered Persons who are not executive officers at the time of the Restatement), unless the Compensation Committee determines it is impracticable to do so after exercising a normal due process review of all the relevant facts and circumstances. Such recovery shall be made without regard to any individual's knowledge or responsibility related to the Restatement or the Recoverable Incentive Compensation. The Compensation Committee may, in its discretion, also undertake such recovery in the event any Covered Person has engaged in Misconduct. For more information, see the full text of our Compensation Recovery Policy, which is filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2023.

✓ Stock Ownership Guidelines

We maintain stock ownership guidelines for our CEO, President, Chief Financial Officer, Chief Operating Officer, other Section 16 officers and the non-employee directors to align their interests with those of our stockholders.

What We Do Not Do

× No Executive Perquisites

We generally do not offer perquisites or other personal benefits to our executive officers, including our NEOs. Our executive officers, including our NEOs, participate in our health and welfare benefit programs on the same basis as all our employees.

× No Contribution to Retirement Plans

Other than our Section 401(k) retirement savings plan, which is generally available to all U.S. employees, we do not offer defined benefit or contribution retirement plans or arrangements or nonqualified deferred compensation plans or arrangements for our management team, including our NEOs. We also do not provide a Company matching contribution to our Section 401(k) retirement savings plan to any executive officer, including our NEOs or other employees.

× Prohibition on Hedging and Pledging

Our management team, including our NEOs, and the members of our board of directors, are prohibited from speculating in our equity securities, including the use of short sales, or any equivalent transaction involving our equity securities and from engaging in any hedging or pledging transactions with respect to our equity securities.

× No Excise Tax Gross Ups

We do not provide excise tax gross ups on change-in-control payments.

Elements of Our Executive Compensation Program

Compensation Philosophy and Guiding Principles

We have designed our ECPs to reward our executive officers, including our NEOs, at a level consistent with our overall business strategy and financial performance and to provide remuneration sufficient to attract, retain and motivate them to contribute their best efforts in the highly competitive technology and consumer-oriented environments in which we operate. We have also designed our ECPs to reward our executive officers, including our NEOs, for superior performance. We believe that competitive compensation packages consisting of a combination of base salaries, annual cash bonus opportunities, and long-term incentive compensation opportunities in the form of equity awards that are earned over a multi-year period, enable us to attract top talent, motivate effective short-term and long-term performance and satisfy our retention objectives. As an overarching objective, we seek to design each pay element to align the compensation of our executive officers, including our NEOs, with our corporate performance and long-term value creation for our stockholders. That principle has guided the design of both the annual and long-term incentive compensation of our executive officers, including our NEOs.

The Compensation Committee reviews and analyzes market trends and the prevalence of various compensation delivery vehicles and adjusts the design and operation of our executive compensation program as it deems necessary and appropriate. While the Compensation Committee considers these factors in its deliberations and places no formal emphasis on any one factor in its overall compensation strategy, our annual executive bonus plan ("**Executive Bonus Plan**") and performance-based equity awards do assign values to specific performance metrics. As previously mentioned, the Compensation Committee considers the outcome of the Say-On-Pay vote in deciding whether to take any action as a result of the vote and when making future compensation decisions regarding our NEOs.

The Compensation Committee will continue to evaluate our compensation philosophy and program objectives as circumstances merit. At a minimum, we expect the Compensation Committee to review our executive compensation program annually and update it as deemed necessary and appropriate.

Compensation Elements

The primary elements of our executive compensation program are: (i) base salary, (ii) annual cash bonus opportunities, and in the case of Mr. Jahnke, annual sales commissions and (iii) long-term incentive compensation opportunities in the form of equity awards subject to multi-year performance periods and/or vesting. The table below shows each major pay element and the role of and the factors for determining the amount of each element. Percentages in the table below are the averages of pay components at target levels for our NEOs, including our CEO.



Compensation Element	What This Element Rewards	Purpose and Key Features of Element
Base salary 25%	Individual performance, level of experience, expected future performance and contributions.	Provides competitive level of fixed compensation determined by the market value of the position, and the qualifications, experience and performance expectations of each executive officer and each position.
Annual cash bonus 22%	Achievement of pre-established corporate and individual performance objectives.	Motivate our executive officers to achieve, during the fiscal year, (i) short-term financial and operational performance objectives, and (ii) individual performance objectives. Performance levels are established to motivate our executive officers to achieve or exceed performance objectives.
Long-term incentives 53%	Corporate and individual performance that enhance long-term stockholder value. Vesting requirements promote retention of highly-valued executive officers.	Annual (i) stock options and restricted stock units ("**RSUs**") that vest over four years, based on continued service, and (ii) performance stock units ("**PSUs**") that are subject to both a performance-based vesting condition (as determined by the Compensation Committee) and a service-based vesting condition, each of which provides a variable "at risk" pay opportunity. Because the ultimate value of these equity awards is directly related to the market price of our Class A common stock, and the awards are subject to vesting over an extended period of time, they serve to focus our executive officers on the creation and maintenance of long-term stockholder value and help us attract, retain, motivate, and reward our executive officers.

2024 NEO Compensation at a Glance


CEO
Base Salary
18%
82%
at risk
Long-Term
Incentive 63%
Annual
Incentive 19%
Other NEO
Base Salary
30%
70%
at risk
Long-Term
Incentive
44%
Annual
Incentive
26%

Our executive officers also participate in the standard employee benefit plans available to most of our employees. In addition, our executive officers are eligible for post-employment payments and benefits under certain circumstances (severance and change in control payments and benefits). Each of these compensation elements is discussed in detail below, including a description of each element and how it fits into our overall executive compensation program and a discussion of the amounts of compensation paid to our executive officers, including our NEOs, in 2024 under each of these elements.

Base Salary

We believe that a competitive base salary is a necessary element of our executive compensation program, so that we can attract and retain a stable and highly qualified management team. Base salaries for our executive officers are intended to be competitive with those received by other individuals in similar positions at the companies with which we compete for talent, and to maintain internal parity across our executive team.

Generally, the Compensation Committee takes into consideration peer market data provided by its independent compensation consultant, Compensia, the recommendations of our CEO, as well as the factors described in "Compensation Setting Process" below in setting our executive officers' including our NEOs' base salaries. We establish the initial base salaries of our executive officers through arm’s-length negotiation at the time we hire such executive officer, considering the position, responsibilities, qualifications, experience and the base salaries of our other executive officers with similar performance and tenure. The Compensation Committee reviews the proposed base salaries for appointed executive officers at the time of offer or promotion and thereafter, on an annual basis, the Compensation Committee reviews the base salaries of our executive officers, including our NEOs.

Annual Cash Bonuses

Our executive officers, including our NEOs, are participants in our annual Executive Bonus Plan, pursuant to which we generally use annual cash bonus opportunities to motivate participants to achieve our short-term financial and operational objectives while making progress towards our longer-term growth and other goals. Consistent with our

executive compensation philosophy, these annual cash bonuses are intended to help us to deliver a competitive target total direct compensation opportunity to our executive officers.

The Compensation Committee determines annual cash bonus target opportunities for the CEO, the NEOs and the other participants in our Executive Bonus Plan based upon peer group companies with annual revenues between $500 million and $3 billion with the goal to ensure that the Company remains competitive with the compensation received by other individuals in similar positions at the companies with which we compete for talent, and to maintain internal parity across our executive team. Such determinations are subject to adjustment in certain circumstances, such as mid-year changes in base salary and leaves of absence. Overall funding of the bonus pool is generally determined by reference to corporate performance metrics, but the Compensation Committee can, at its discretion, adjust individual participants' bonuses, based on each participant's individual performance with the recommendation from our CEO (except with respect to his own bonus). Individual performance goals for each participant are generally identified by the Compensation Committee at the beginning of the year in discussions with our CEO (except with respect to his own performance goals). These goals may be quantitative or qualitative in nature, depending on the organizational priorities for a given year, and they typically focus on key departmental or operational objectives or functions. Most of these goals are intended to provide a set of common objectives that facilitate collaborative management and engagement, although participants could also be assigned individual performance goals.

On March 29, 2024, the Compensation Committee determined that continuing a semi-annual bonus plan was appropriate for 2024 in order to motivate participants to achieve our short-term financial and operational objectives while continuing to make progress towards our longer-term growth and other goals. The first bonus measurement period was based on the first half of fiscal 2024 and the corporate performance metrics for the first half were 50% net revenue and 50% non-GAAP Operating Loss (post bonus) (with a combined maximum of 100%) (the "**First Half Bonus Metric**"). The second bonus measurement period was based on the full year results with the 2024 corporate performance measure weightings of 50% net revenue and 50% non-GAAP Operating Loss (post bonus) (with a combined maximum of 100%) (the "**Full Year Bonus Metric**"). The first half bonus payout was capped at 100% (20% of total target) while the payout based on 2024 full year results had upside of up to 150% of target. And in the case of Mr. Jahnke, his participation in the Executive Bonus Plan includes a combination of the Executive Bonus Plan and the GoPro Sales Incentive Plan as noted below.

The Compensation Committee believed these performance metrics and weightings were appropriate for our business in 2024, as we continued to focus on our top and bottom line. The Compensation Committee established target performance levels for each metric at levels that it believed to be attainable based upon the then-existing business environment, through the successful execution of our annual operating plan.

Long-Term Incentives/Equity Awards

We use long-term incentive compensation opportunities in the form of equity awards to motivate our executive officers, including our NEOs, by providing them with the opportunity to build an equity interest in GoPro and to share in the potential appreciation in the value of our Class A common stock.

Generally, in determining the size of the equity awards granted to our executive officers, including our NEOs, the Compensation Committee takes into consideration the recommendations of our CEO (except with respect to his

own equity award), as well as the factors described in Compensation Setting Process, below. The Compensation Committee also considers the dilutive effect of our long-term incentive compensation practices, and the overall impact that these equity awards, as well as awards to other employees, may have on stockholder value.

Annual equity awards are granted to our executive officers, including our NEOs, in the form of (i) stock options, which represent the right to purchase shares of our Class A common stock at a price equal to the fair market value of our Class A common stock on the date of grant subject to time-based vesting; (ii) RSUs, which represent the right to receive shares of our Class A common stock subject to time-based vesting; and (iii) PSUs, which represent the right to receive shares of our Class A common stock subject to both achievement of one or more corporate performance metrics and time-based vesting. The proportion and mix of long-term equity vehicles (time-based stock options, RSUs, and PSUs) is determined by the Compensation Committee each year (see "Executive Compensation Decisions for 2024 – Long-Term Incentive Compensation" below). The Compensation Committee evaluates equity vehicles annually to determine which form, proportion and mix of equity best aligns executive incentives with the long-term interests of our stockholders. The Compensation Committee may also choose to utilize other performance-based equity vehicles.

On March 19, 2024, the Compensation Committee approved equity awards for our executive officers, including our NEOs. The "2024 RSUs" and "2024 PSUs" were approved for grant effective May 15, 2024, assuming continuous service by the participant through the approved grant date. Mr. Woodman, Mr. McGee, Ms. Saltman and Mr. Jahnke were approved for PSUs, while Mr. McGee, Ms. Saltman and Mr. Jahnke were also approved for RSUs. The 2024 RSUs vest over a four-year period, with 25% of the award vesting on each annual anniversary of the grant date, assuming the recipients continuous service through each scheduled vesting date. The first vesting date scheduled was May 15, 2025. The 2024 PSUs were designed to be earned between 0% and 150% of a target number of shares based upon achievement of two annual performance metrics: (1) a threshold revenue level to a maximum revenue level, and (2) a threshold non-GAAP Operating Loss (post bonus) to a maximum non-GAAP Operating Loss (post bonus) hurdle. Fifty percent of each 2024 PSU award was to be earned (if at all) based on satisfaction of the revenue threshold requirement and the other 50% of each 2024 PSU award was to be earned (if at all) based on satisfaction of the non-GAAP Operating Loss (post bonus) threshold requirements. To the extent actually earned, the 2024 PSUs are subject to additional time-based vesting requirements, with one-third of the total number of shares earned under each 2024 PSU award vesting on the initial vesting date of February 15, 2025 and an additional one-twelfth of the total number of shares earned vesting quarterly thereafter, contingent upon the recipients continuous service to GoPro through each scheduled vesting date. The threshold revenue level and threshold non-GAAP Operating Loss (post bonus) hurdle for the 2024 PSUs as discussed in the "Long-Term Incentive Compensation for NEO's" section below, represented a level of performance that the Compensation Committee believed our executive team could achieve with diligent effort in the then-existing business environment.

Welfare and Health Benefits

We maintain a tax-qualified retirement savings plan under Section 401(k) of the Internal Revenue Code for our U.S. employees, including our executive officers, who satisfy certain eligibility requirements, including requirements relating to age and length of service, that provides them with an opportunity to save for retirement on a tax-advantaged basis. We intend for this plan to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code so that contributions by employees to the plan, and income earned on plan contributions, are not taxable to employees until distributed from the plan. Under the plan, pre-tax contributions are allocated to each participant's

individual account and are then invested in selected investment alternatives according to the participants' directions. All participants' interests in their deferrals are 100% vested when contributed to this plan. Globally, we maintain retirement programs for our non-US employees where applicable. We do not provide a company match to our Section 401(k) plan for any participant, including our employees, NEOs or any other participants whose compensation is subject to Compensation Committee oversight.

In addition, we provide certain other health and welfare benefits to our executive officers, including our NEOs, on the same basis as all our full-time employees. These benefits include health, dental and vision benefits, health and dependent care flexible spending accounts, short-term and long-term disability insurance, accidental death and dismemberment insurance, basic life insurance coverage and discretionary time-off. We do not offer our employees a non-qualified deferred compensation plan, a defined benefit pension plan or an actuarial plan.

We design our employee benefits programs to be affordable and competitive in relation to the market, as well as compliant with applicable laws and practices. We adjust our employee benefits programs as needed based upon regular monitoring of applicable laws and practices, the competitive market and our employees' needs.

Perquisites and Other Personal Benefits

Currently, we do not view perquisites or other personal benefits as a significant element of our executive compensation program. Accordingly, we do not provide perquisites or other personal benefits to our executive officers, including our NEOs, except in situations where we believe it is appropriate to assist an individual in the performance of his or her duties, to make our executive officers more efficient and effective, and for recruitment and retention purposes. During 2024, none of our NEOs received perquisites or other personal benefits that were, in the aggregate, valued at $10,000 or more. In the future, we may provide perquisites or other personal benefits to our executive officers where we believe it serves a sound business purpose. We do not expect that any future perquisites or other personal benefits will be a significant aspect of our executive compensation program. All future practices with respect to perquisites or other personal benefits will be approved and subject to periodic review by the Compensation Committee.

Further Considerations for Setting Executive Compensation

Compensation-Setting Process

Role of the Compensation and Leadership Committee

The Compensation Committee is responsible for establishing our overall compensation philosophy and reviewing and approving our executive compensation program, including the specific compensation of our executive officers, including our NEOs. The Compensation Committee has the authority to retain special counsel and other advisors, including compensation consultants, to assist in carrying out its responsibilities to determine the compensation of our executive officers including our CEO and other NEOs. As noted previously, in 2024 the Compensation Committee retained Compensia, an independent compensation consulting firm, to assist with its responsibilities, as further discussed below. The Compensation Committee's authority, duties, and responsibilities are described in its charter, which is reviewed annually and revised and updated as warranted. The charter is available on our investor relations website.

In determining our overall compensation philosophy and approving the compensation of our executive officers, including our NEOs, the Compensation Committee is assisted by Compensia, as well as our CEO, and our executive compensation staff to formulate recommendations with respect to specific compensation actions. In determining the overall compensation setting philosophy and approving the compensation of our CEO, the Compensation Committee is assisted by Compensia and our executive compensation staff to formulate recommendations with respect to the CEO's compensation. The Compensation Committee makes all final decisions regarding compensation for our executive officers and CEO, including base salary levels, target annual cash bonus opportunities, actual cash bonus payments, and long-term incentive compensation opportunities in the form of equity awards that are earned and/or vest over a multi-year period. The Compensation Committee meets on a regularly scheduled basis and at other times as needed and periodically reviews compensation matters with the Board.

Annually, the Compensation Committee reviews our executive compensation program, including any incentive compensation plans and arrangements, to assess whether our compensation elements, actions and decisions (i) are properly coordinated, (ii) are aligned with our vision, mission, values and corporate goals, (iii) provide appropriate short-term and long-term incentives for our executive officers, (iv) achieve their intended purposes and (v) are competitive with the compensation of executives in comparable positions at the companies with which we compete for executive talent. Following this assessment, the Compensation Committee may make any necessary or appropriate modifications to our existing plans and arrangements or adopt new plans or arrangements.

The Compensation Committee also conducts an annual review of our executive compensation strategy to ensure that it is appropriately aligned with our business strategy and achieving our desired objectives. Further, the Compensation Committee reviews market trends and changes in competitive compensation practices, as described below.

The factors considered by the Compensation Committee in determining the compensation of our executive officers, including our NEOs, include:

- the recommendations of our CEO (except with respect to his own compensation), with the advice of our executive compensation staff;

- our financial and other objective elements of corporate performance;

- our corporate and individual achievements measured against short-term and long-term performance objectives;

- the individual performance of each executive officer against his or her business objectives;

- a review of the relevant competitive market analysis prepared by its compensation consultant (as described below);

- the expected future contribution of the individual executive officer;

- historical compensation decisions we have made regarding our executive officers; and

- internal pay equity based on the impact on our business and performance.

The Compensation Committee does not weigh these factors in any predetermined manner, nor does it apply any formulas in making its decisions. The members of the Compensation Committee consider this information in light of their individual experience, knowledge of GoPro, knowledge of each executive officer, knowledge of the competitive market and business judgment in making their decisions regarding executive compensation and our executive compensation program.

As part of this process, the Compensation Committee evaluates the performance of our CEO each year and makes all decisions regarding his base salary adjustments, target annual cash bonus opportunities, actual cash bonus payments and long-term incentive compensation opportunities in the form of equity awards that are earned over a multi-year period. Our CEO is not present during any of the deliberations regarding his own compensation.

Role of our Chief Executive Officer

Our CEO works closely with the Compensation Committee in determining the compensation of our other executive officers, including our other NEOs. Our CEO works with the Compensation Committee to recommend the structure of the annual Executive Bonus Plan, to identify and develop corporate and individual performance objectives for the annual Executive Bonus Plan, and to evaluate actual performance against the selected performance metrics.

At the beginning of each year, our CEO reviews the performance of our other executive officers, including our other NEOs, for the previous year, and makes recommendations to the Compensation Committee for each element of compensation. The Compensation Committee then reviews these recommendations and considers the other factors described above and makes decisions as to the target total direct compensation opportunity of each executive officer (other than our CEO), as well as each individual compensation element.

While the Compensation Committee will consider our CEO's recommendations, as well as the competitive market analysis prepared by its compensation consultant, these recommendations and market data serve as only two of several factors that the Compensation Committee considers in making its decisions with respect to the compensation of our executive officers. No executive officer participates in the determination of the amounts or elements of his or her own compensation.

Role of Compensation Consultant

Pursuant to its charter, the Compensation Committee has the authority to engage its own legal counsel and other advisors, including compensation consultants, as determined in its sole discretion, to assist in carrying out its responsibilities. The Compensation Committee has the authority to make all determinations regarding the engagement, fees and services of these advisors, and any such advisor reports directly to the Compensation Committee.

Accordingly, the Compensation Committee has engaged Compensia based on its expertise and reputation to provide information, analysis and other assistance relating to our executive compensation program on an ongoing basis. The nature and scope of the services provided to the Compensation Committee by Compensia in 2024 included the following:

- research, analysis and development of a proposed updated compensation peer group;

- advice with respect to compensation best practices, regulatory developments and market trends for executive officers and the non-employee members of our board of directors;

- an analysis of long-term incentive equity practices currently used by our compensation peer group and advised on the adjustment and design of our long-term incentive compensation plans;

- an analysis of the levels of overall compensation and each element of compensation for our executive officers;

- adjustment and design advice on our annual Executive Bonus Plan; and

- ad hoc advice and support throughout the year.

Compensia was also retained by the Nominating Committee in 2024 to conduct an analysis of the levels of overall compensation and each element of compensation for the independent non-employee members of the Board.

Representatives of Compensia attend all meetings of the Compensation Committee and communicate with the Compensation Committee outside of meetings. Compensia reports to the Compensation Committee rather than to management, although Compensia may meet with members of management, including our CEO, and members of our executive compensation staff, for purposes of gathering information on proposals that management may make to the Compensation Committee.

The Compensation Committee has assessed the independence of Compensia considering, among other things, the various factors as set forth in Exchange Act Rule 10c-1 and the enhanced independence standards and factors set forth in the applicable Nasdaq listing standards and has concluded that its relationship with Compensia and its respective work on behalf of the Compensation Committee has not raised any conflict of interest.

Compensation Peer Group

Given our unique history and business, market competitors and geographical location, the Compensation Committee believes that the competitive market for executive talent includes a broad range of publicly traded technology companies, including Internet-based consumer, product, and services companies. Accordingly, the Compensation Committee develops a compensation peer group to contain a carefully selected cross-section of public companies using the factors described below, with revenues and market capitalizations that are similar to ours and that may also compete in a similar market for executive talent.

Each year, in the fourth quarter, the Compensation Committee reviews its standards and benchmarks for setting executive compensation for our executive officers, including our NEOs, for the upcoming year. The Compensation Committee compares executive compensation elements such as base salary, annual bonus and equity factors against comparable data drawn from a group of peer companies. In November 2023, the Compensation Committee directed Compensia to review and update our existing compensation peer group to be used as a reference for market positioning and for assessing competitive market practices in connection with making 2024 executive

compensation decisions. Compensia reviewed the pool of U.S.-based publicly traded companies, taking into consideration our industry sector, the size of such companies (based on revenues and market capitalization) relative to our size and growth rate, and the following additional factors:

- the comparability of the company's primary sales channels, including via the Internet;

- the company's consumer products and/or business services focus;

- the comparability of the company's operating history;

- the comparability of the company's organizational complexities and growth attributes;

- the stage of the company's maturity curve (which increases its likelihood of attracting the type of executive talent for whom we compete); and

- the comparability of the company's operational performance (for consistency with our strategy and future performance expectations).

Following this review, Compensia recommended to the Compensation Committee a compensation peer group of 19 information technology and consumer-oriented companies, which the Compensation Committee subsequently approved. The peer companies were selected by targeting companies with revenues ranging from $408 million to $2.86 billion and market capitalizations ranging from $500 million to $3.0 billion, and identifying companies with similar consumer product and subscription businesses. The Compensation Committee reviewed the compensation data drawn from the compensation peer group to develop a representation of the "competitive market" specifically tailored to GoPro with respect to current executive compensation levels and related policies and practices. The Compensation Committee then evaluated how its contemplated compensation actions and decisions compared to the competitive market. The 2024 compensation peer group differs slightly from the 2023 compensation peer group due to the removal of Axon Enterprise, Vivint Smart Home and Plantronics as their size and business model were no longer a suitable fit for comparison purposes. New additions included Peloton Interactive, Snap One Holdings, and Traeger. The Compensation Committee believes the changes to the compensation peer group create better alignment with respect to key financial criteria and companies in comparable industries.

The companies comprising the 2024 compensation peer group were as follows:

Acushnet Holdings	Groupon	Shutterstock	Universal Electronics
Alarm.com Holdings	iRobot	Snap One Holdings	Vista Outdoor
Corsair Gaming	Movado Group	Sonos	VIZIO Holding
Fossil Group	NETGEAR	Stitch Fix	YETI Holdings
Gogo	Peloton Interactive	Traeger	

The Compensation Committee does not believe that it is appropriate to make compensation decisions regarding base salaries or short-term or long-term incentive compensation solely using benchmarking as guidance. The Compensation Committee, however, does believe that information regarding the compensation practices at our compensation peer group is useful in two respects. First, the Compensation Committee recognizes that our compensation policies and practices must be competitive in the marketplace. Second, this information is useful in

assessing the reasonableness and appropriateness of individual executive compensation elements and of our overall executive compensation packages. For certain executive positions for which the peer group did not provide sufficient data, the Compensation Committee utilized data drawn from an industry compensation survey vendor for technology companies with revenues ranging from $500 million to $3 billion.

Other Compensation Policies

Compensation Recovery Policy

We maintain a Compensation Recovery Policy ("**CRP**") in compliance with Section 10d and Rule 10d-1 of the Exchange Act, as amended, and applicable Nasdaq listing standards. The CRP explains when the Company is required to seek recovery of incentive compensation awarded or paid to an executive officer, including our NEOs, or an employee of the Company whose compensation falls under the purview of the Compensation Committee (collectively referred to as a "**Covered Person**").

The CRP provides in the event of a Restatement, as defined below, the Company will seek to recover, reasonably promptly, all recoverable incentive compensation (calculated on a pre-tax basis) received by a Covered Person during the applicable period (including those Covered Persons who are not executive officers at the time of the Restatement) unless the Compensation Committee determines it is impracticable to do so after exercising a normal due process review of all the relevant facts and circumstances. Such recovery shall be made without regard to any individual's knowledge or responsibility related to the Restatement or the recoverable compensation. The Compensation Committee may, in its discretion, also undertake such recovery in the event any Covered Person has engaged in Misconduct (as defined in the CRP).

The Compensation Committee will not consider the Covered Person's responsibility or fault or lack thereof in enforcing the CRP with respect to all recoverable incentive compensation from any Covered Person. The Compensation Committee has sole discretion to administer the CRP and, subject to applicable law, may seek to recoup such recoverable incentive compensation by (i) requiring any Covered Person to repay such amount to the Company; (ii) an adjustment to future cash or equity-based compensation payments or awards; (iii) set-off of a Covered Person's other compensation; or (iv) such other means or combination of means as the Compensation Committee in its sole discretion, determines to be permissible and appropriate; provided that any decisions with respect to the recoupment of the CEO's compensation are subject to ratification by the Board.

"Restatement" means an accounting restatement of any of the Company's financial statements filed with the SEC under the Exchange Act, or the Securities Act, due to the Company's material noncompliance with any financial reporting requirement under federal securities laws, regardless of whether Company or Covered Person's misconduct was the cause for such restatement. Restatement includes any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (commonly referred to as "Big R" restatements), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (commonly referred to as "little r" restatements).

If the Company in its sole discretion concludes that a Covered Person has engaged in Misconduct as defined in the CRP, or was aware of or willfully blind to Misconduct that occurred in an area over which the Covered Person had supervisory authority, the Company may, at the direction of the Compensation Committee, seek recovery of all or a portion of the recoverable incentive compensation awarded or paid to the Covered Person for the applicable period in which the violation occurred. In addition, the Company may, at the direction of the Compensation Committee, conclude that any unpaid or unvested incentive compensation has not been earned and must be forfeited. The Company may seek recovery of recoverable incentive compensation even if the Misconduct did not result in an award or payment greater than would have been awarded or paid absent the Misconduct. In determining whether to seek recovery and the amount, if any, by which the payment or award should be reduced, the Compensation Committee may consider, among other things, the seriousness of the Misconduct, whether the Covered Person was unjustly enriched, whether seeking the recovery would prejudice the Company's interests in any way, including in a proceeding or investigation, and any other factors it deems relevant to the determination.

Equity Grant Policy

It is our policy to avoid the granting of equity awards close in time to the release of material non-public information, and we have adopted a written equity grant policy to specify the timing of the effectiveness of our equity awards to avoid such a situation. This policy, which we review annually and update as necessary, provides the following guidelines to be observed by the Compensation Committee and our Board in administering the grant of equity awards under our equity compensation plans:

- the Board has delegated to the Compensation Committee the express authority to administer our equity incentive plans including the authority to grant equity as authorized under the applicable and effective equity incentive plan;

- the Board has delegated to the equity management committee (a committee consisting solely of our CEO) the non-exclusive authority to grant equity awards to employees below the level of executive staff vice president (i.e., employees who are not Section 16 officers and who are not listed as members of our management team in the investor relations section of our website) where the awards fall within standard guidelines approved by the Compensation Committee and subject to a limitation on the number of shares of our Class A common stock that may be granted in any year;

- equity awards approved by the equity management committee will be periodically granted on the 15th day of February, May, August or November;

- all equity awards granted outside the equity management committee guidelines or to our employees at or above the level of vice president who serve on our executive staff must be approved by the Compensation Committee; and

- all equity awards to the non-employee members of our Board will be granted automatically in accordance with the terms of our Director Compensation Policy.

Under our equity plans, the exercise price of any option to purchase shares of our Class A common stock may not be less than the fair market value (based on the market closing price) of our Class A common stock on the date of grant.

Stock Ownership Guidelines

The Company maintains stock ownership guidelines to better align the interests of our CEO, President, our Chief Operating Officer, our Chief Financial Officer, our other Section 16 Officers, and our non-employee directors with the interests of our stockholders (we currently do not employ an individual with the title of President). Pursuant to the stock ownership guidelines, our CEO is to achieve ownership of our common stock valued at five times his annual base salary within five years of becoming Chief Executive Officer. Our President, Chief Operating Officer, Chief Financial Officer and other Section 16 Officers are to achieve ownership of our common stock valued at twice their annual base salary within five years of becoming subject to the policy. Our non-employee directors are to achieve ownership of our common stock valued at five times the amount of the annual retainer payable to directors within five years of joining our board of directors. The ownership levels of our directors and executive officers as of March 31, 2025 are set forth in the beneficial ownership tables elsewhere in this proxy.

Derivatives Trading and Hedging and Pledging Policies

The Company's Insider Trading Policy prohibits our employees, including our executive officers, and members of our Board from speculating in our equity securities, including the use of short sales or any equivalent transaction involving our equity securities. In addition, they may not engage in any other hedging, pledging or monetization transactions or trading on margin and other similar or related arrangements, with respect to the Company securities that they hold. Finally, no employee, including an executive officer, or member of our Board may acquire, sell, or trade in any interest or position relating to the future price of our equity securities.

Rule 10b5-1 Sales Plans

We maintain an Insider Trading Policy in compliance with the Exchange Act and applicable Nasdaq listing requirements. From time to time, certain of our directors and executive officers, including our NEOs have adopted written plans, known as Rule 10b5-1 plans, in which they have contracted with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or executive officer when entering into the plan, without further direction from the director or executive officer. The director or executive officer may amend or terminate the plan in some circumstances. The adoption, amendment, termination and certain other actions with respect to Rule 10b5-1 plans must comply with the terms of GoPro's Insider Trading Policy, which was amended as of February 27, 2023 to comply with the amended SEC rules and certain Nasdaq listing requirements.

Frequency of Say-on-Pay Advisory Vote

At our 2021 annual meeting of stockholders, our stockholders selected "annually" as the frequency at which stockholders will vote on a non-binding advisory basis to approve the compensation to be paid by us to our NEOs. After careful consideration, the Nominating Committee and Board recommended and approved that future non-

binding advisory votes on compensation of our NEOs be held on an annual basis, beginning at the 2022 annual meeting of stockholders. The Board believes holding an annual non-binding advisory vote is desirable because it provides immediate and direct input from our stockholders on the compensation policies and practices as disclosed in the proxy statement every year. This policy will remain in effect until the next stockholder vote on the frequency of stockholder advisory votes on the compensation of our NEOs, expected to be held at our 2027 annual meeting of stockholders.

Tax and Accounting Considerations

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code generally disallows public companies a tax deduction for federal income tax purposes of remuneration in excess of $1 million paid to certain covered current and former executive officers for a taxable year.

While the Compensation Committee considers the income tax consequences of its compensation actions and decisions, it reserves the right to award compensation to executive officers, including our NEOs, even if the compensation will not be deductible for federal income tax purposes if it determines that doing so is in the best interests of GoPro and its stockholders.

Accounting for Stock-Based Compensation

The Compensation Committee considers the potential accounting treatment in designing compensation plans and arrangements for our executive officers and other employees. Chief among these is FASB ASC Topic 718, the standard which governs the accounting treatment of stock-based compensation awards.

FASB ASC Topic 718 requires us to recognize the grant date fair value of all share-based payment awards to employees in our financial statements, including grants of options to purchase shares of our Class A common stock as well as RSUs and PSUs that may be settled for shares of our Class A common stock.

FASB ASC Topic 718 also requires us to recognize the compensation cost of our share-based payment awards in our income statement over the period that an employee, including our executive officers, is required to render service in exchange for the award (which, generally, will correspond to the award's vesting schedule).

Compensation-Related Risks

The Board is responsible for the oversight of our risk profile, including compensation-related risks. The Compensation Committee monitors our compensation policies and practices as applied to our employees to ensure that these policies and practices do not encourage excessive and unnecessary risk-taking. Annually, our Compensation Committee conducts a review of our compensation programs, including our executive compensation program, and, based on this review, has determined that the level of risk associated with these programs is not reasonably likely to have a material adverse effect on the Company.

Executive Compensation Decisions for 2024

Base Salary

In March 2024, the Compensation Committee approved the CEO's base salary of $850,000, which is the same as his base salary for 2023, with such approval effective January 1, 2024. In March 2024, the Compensation Committee also reviewed the base salaries for Mr. McGee, Ms. Saltman and Mr. Jahnke after reviewing a competitive market analysis prepared by Compensia, the performance of these NEOs as evaluated by our CEO and other factors described in "Compensation Setting Process" above. At that time, the Compensation Committee determined to maintain each NEO's base salary at their 2023 levels. The 2024 base salary of $730,000 for Mr. McGee, $489,000 for Ms. Saltman, and $449,500 for Mr. Jahnke, with such approval effective January 1, 2024.

The base salaries of our NEOs during 2024 are set forth in the "2024 Summary Compensation Table" below.

2025 Base Salary of our Chief Executive Officer

Our CEO has voluntarily agreed to waive his base salary, effective March 19, 2025 for the remainder of the year ending December 31, 2025, in order to contribute to the Company's operating expense reduction for 2025. Accordingly, Mr. Woodman and GoPro entered into a waiver agreement (the "Waiver Agreement"), which reflected the foregoing decision (the "Salary Waiver"), and provided that his base salary would not be increased in 2025 without consent of the Board of Directors, that he has no entitlement to or expectation of a reversal of the Salary Waiver or other gross-up or true-up of or increase in his base salary for 2025, and that he waives "good reason" under his employment agreement in connection with the Salary Waiver and the associated adverse effects on the level of his participation in certain of our Company's benefit plans for 2025.

Annual Cash Bonuses

In March 2024, the Compensation Committee approved semi-annual cash bonus opportunities for our executive officers, including our NEOs under the 2024 Executive Bonus Plan. The Compensation Committee selected revenue and non-GAAP Operating Loss (post bonus) as the performance metrics for the 2024 annual cash bonus opportunities for our executive officers, and also established the related threshold and target performance levels for each of these metrics. The 2024 performance metric weightings were 50% revenue and 50% non-GAAP Operating Loss (post bonus) for the first bonus period based on the first half of the year with a combined maximum payout of 100% target and 50% revenue, 50% non-GAAP Operating Loss (post bonus) for the second bonus period based on the full year results with a maximum payout of 150% of target. The weighting of the bonus opportunity in the first half of the year was 20% of the full year bonus target and the bonus opportunity for the bonus based on the full year period was 80% of the full year bonus target.

Under the 2024 Executive Bonus Plan, the performance metrics involving our financial results could be determined in accordance with GAAP, or such financial results could consist of non-GAAP financial metrics, subject to adjustment by the Compensation Committee for one-time items or unbudgeted or unexpected items when determining whether the target levels for the performance metrics had been met. A reconciliation of the differences to the most comparable GAAP financial metrics is provided in "Appendix B: Reconciliation of GAAP to Non-GAAP Financial Measures".

Individual payouts of between 0% and 150% of funded bonuses (with the aggregate individual payouts not to exceed the overall funding level of the plan itself) would also reflect individual performance, based on a review of each executive officer's, including each NEO's, actual performance during the year as determined by our Compensation Committee.

Target Bonus Opportunities

For 2024, the target annual cash bonus opportunities for each of our NEOs under the 2024 Executive Bonus Plan, as noted above in the Annual Cash Bonuses section above, was expressed as a percentage of his or her annual base salary, were set by our Compensation Committee as follows:

Named Executive Officer	Annual Base Salary ($)	Target Bonus Opportunity (as a percentage of base salary) (%)	Target Bonus Opportunity ($)
Nicholas Woodman	850,000	100	850,000
Brian McGee	730,000	100	730,000
Eve Saltman	489,000	75	366,750
Dean Jahnke [1]	449,500	75	337,125

[1] Mr. Jahnke's target bonus opportunity (as a percentage of base salary) includes a split reflecting 50% on the Executive Bonus Plan and 25% on the GoPro sales incentive plan.

The financial performance metric targets revenue and non-GAAP Operating Loss (post bonus) were based on our annual operating plan. The target bonus opportunities of our NEO's were determined based on competitive market analysis prepared by Compensia, the performance of these NEOs as evaluated by our CEO and the factors described in "Compensation Setting Process" above.

Corporate Performance Objectives

For purposes of the 2024 Executive Bonus Plan, the Compensation Committee selected revenue and non-GAAP Operating Loss (post bonus) as the corporate performance measures, with each corresponding to a plan funding level of between 50% and 150%, based on our actual performance between threshold, target and maximum performance levels. The 2024 performance category weightings were 50% revenue and 50% non-GAAP Operating Loss (post bonus) in the first half of the year for a combined maximum of 100% and for the full year, the corporate objectives were 50% revenue and 50% non-GAAP Operating Loss (post bonus) with a maximum of 150% of target. The weight of the bonus based on the first half of the year was 20% and the weight for the bonus based on the full year was 80%. The Compensation Committee chose these metrics to prioritize top and bottom line growth. The 2024 Executive Bonus Plan would fund at 0% for actual performance below the threshold level, with the combined component percentages (either a percentage between 50% and 150% or in the event of achievement below 50%, 0%) determining the plan funding percentage of between 50% and 150% calculated on a straight-line basis between the respective threshold and target and maximum percentages. The Compensation Committee established target performance levels for each component at levels that it believed to be challenging, but attainable, through the successful execution of our annual operating plan. The target levels for the 2024 corporate performance measures were as follows:



■ Revenue	■ Non-GAAP Operating Loss (post bonus)

20% of each NEO's target bonus opportunity would be attributable to the period starting January 1, 2024 and ending June 30, 2024 (the "**First Half**" and the "**First Half Bonus Target**") and 80% of the target bonus opportunity to the period starting January 1, 2024 and ending December 31, 2024 (the "**Full Year Bonus Target**"). The threshold and target levels of achievement for each corporate performance metric and their respective plan funding percentages, with the actual plan funding percentage with respect to each metric to be determined independently were as follows:

2024 First Half Bonus Metrics

Company Performance Component[1]		Threshold	Target
Revenue [2]	Level of Attainment	$322 million	$358 million
	Component Funding	50%	100%
Non-GAAP Operating Loss (post bonus) [3]	Level of Attainment	$(69,000.00)	$(59,000.00)
	Component Funding	50%	100%

2024 Full Year Bonus Metrics*

Company Performance Component[1]		Threshold	Target	Maximum
Revenue [2]	Level of Attainment	$920 million	$1,025 million	$1,130 million
	Component Funding	50%	100%	150%
Non-GAAP Operating Loss (post bonus) [3]	Level of Attainment	($24) million	($14) million	break-even
	Component Funding	50%	100%	150%

*Full Year bonus payouts were based on Full Year bonus metrics

[1]   All levels of attainment between the threshold and target or between the target and maximum were subject to linear interpolation in order to determine the component funding percentage.

[2]   Revenue was to be calculated by our finance department and verified by our executive management, subject to certification and final approval by our Compensation Committee.

Non-GAAP Operating Loss (post bonus) was to be determined on a non-GAAP basis, which excludes stock compensation expenses, intangible charges, and other one-time charges as appropriate but includes bonus expense (including bonus payments under this 2024 Executive Bonus Plan). A reconciliation of the differences to the most comparable GAAP financial measure is provided in "Appendix B: Reconciliation of GAAP to Non-GAAP Financial Measures".

After the overall level of funding under the 2024 Executive Bonus Plan was determined (between 50% and 150%), our Compensation Committee had the ability to apply discretion based on its assessment of individual performance, ranging from 0% to 150% of individual targets, provided that the aggregate bonus payouts under the 2024 Executive Bonus Plan could not exceed the overall level of funding of the plan itself. Notwithstanding any other provision herein to the contrary, no participant may receive a bonus payment of more than $10 million under the 2024 Executive Bonus Plan during any year. In 2024, the Compensation Committee did not make any adjustment based on individual performance to any award payouts to any executive officer or NEO.

2024 Performance Results and Bonus Decisions

In August 2024, the Compensation Committee determined that, based on actual 2024 First Half performance with respect to each corporate performance metric, the revenue and non-GAAP Operating Loss (post bonus) results both exceeded the threshold metric but did not meet the target metric. The combined attainment and payout results were 79.2% of First Half Bonus Target bonus opportunities.

Executive First Half Bonus Attainment and Payout

Metric	Weight	% of Attainment	Weighted Total Payout as a % of target
Revenue	50%	77%	39%
Non-GAAP Operating Loss (post bonus)	50%	68%	34%
			72.9%

In February 2025, the Compensation Committee determined that, based on actual 2024 Full Year performance, revenue and non-GAAP Operating Loss (post bonus) results were below threshold and therefore, resulted in no bonus payout for the Full Year Bonus Target.

Executive Full Year Bonus Attainment and Payout

Metric	Weight	% of Attainment	Weighted Total Payout as % of Target
Revenue	50%	0%	0%
Non-GAAP Operating Loss (post bonus)	50%	0%	0%
			0%
Actual Payout			**0%**

The resulting level of aggregate payout for both the first half bonus and the full year bonus was 20%.

Long-Term Incentive Compensation

Equity Awards for Named Executive Officers

In 2024, the Compensation Committee reviewed and evaluated an analysis prepared by Compensia describing the various long-term equity incentive vehicles used by the companies in our peer group and determined that designing a long-term incentive compensation program using a mix of 60% RSUs and 40% PSUs would be the best approach

for us to attract and retain key talent in our industry and align our executive officers' interests with the long-term interests of our stockholders. The PSUs award would be earned only if the Compensation Committee determined that the "Threshold Revenue Hurdle" or the "Threshold non-GAAP Operating Loss (post bonus) Hurdle," had been achieved, each weighted at 50% for 2024. If the Compensation Committee determined that either the Threshold Revenue Hurdle or Threshold non-GAAP Operating Loss (post bonus) Hurdle had not been achieved, none of the shares subject to the applicable performance metric would be earned and vest. If only one of the performance metrics were achieved, the shares for that particular performance metric would be considered earned and vest. If neither performance metric were achieved, then the PSUs would be immediately cancelled in full without consideration.

Executive PSU Award Metrics

Company Performance Target		Threshold	Target	Maximum
Revenue	Level of Attainment	$920,000,000	$1,025,000,000	$1,130,000,000
	Component Vesting	50%	100%	150%
Non-GAAP Operating Loss (post bonus)	Level of Attainment	$(24,000.00)	$(14,000.00)	$(4,000.00)
	Component Vesting	50%	100%	150%

In March 2024, the Compensation Committee granted our NEOs PSU awards that may be settled in shares of our Class A common stock. In addition, our NEOs, other than our CEO, were granted RSU awards that may be settled in shares of our Class A common stock. The amount of these awards were determined based on a competitive market analysis prepared by Compensia, the performance of these NEOs as evaluated by our CEO, their expected long-term contributions to GoPro and the factors described in "Compensation Setting Process" above.

In February 2025, the Compensation Committee determined that, based on actual 2024 full year performance, the revenue and non-GAAP Operating Loss (post bonus) performance levels were both below the threshold performance level, and, therefore, that the PSU awards had not been earned and were subsequently forfeited for no consideration.

The equity awards granted to our NEOs in 2024 are set forth in the "2024 Summary Compensation Table" and the "2024 Grants of Plan-Based Awards Table" below.

Severance and Change in Control Arrangements

Employment Arrangements

We have entered into written employment offer letters with each of our executive officers, including our CEO and our other NEOs. Each of these arrangements were approved by the Board or the Compensation Committee.

In entering into these arrangements, the Board or the Compensation Committee, as applicable, was aware that it would be necessary to recruit candidates with the requisite experience and skills to manage a growing business in a dynamic and ever-changing environment. Accordingly, it recognized that it would need to develop competitive compensation packages to attract qualified candidates in a highly-competitive labor market. At the same time, the Board or the Compensation Committee, as applicable, was sensitive to the need to integrate new executive officers

into the executive compensation structure that it was seeking to develop, balancing both competitive and internal equity considerations.

Each of these employment arrangements provides for "at will" employment and sets forth the initial or ongoing compensation arrangements for the NEO, including an initial or ongoing base salary, a target annual cash bonus opportunity, and, in some instances, a recommendation for an equity award in the form of stock options, RSUs, and/or PSUs.

For a summary of the material terms and conditions of the employment arrangements with each of our NEOs, see "Employment, Severance and Change in Control Agreements" below.

Change in Control and Severance Policy

In January 2014, we adopted a Change in Control and Severance Policy, with payments and benefits triggered by a qualifying termination of employment in the event of a change in control of the Company applicable to our executive officers, including our NEOs and certain other employees, pursuant to which each individual entered into a written agreement governing such situations. We believe that the severance policy serves several objectives. First, it eliminates the need to negotiate separation payments and benefits on a case-by-case basis. Second, it helps assure an executive officer that his or her severance payments and benefits are comparable to those of other executive officers with similar levels of responsibility and tenure. Third, it incentivizes our executive officers to remain employed and focused on their responsibilities during the pendency or negotiation of a change in control transaction, which we believe would help to preserve our value and the potential benefit to be received by our stockholders in the transaction. Finally, the Change in Control and Severance Policy is easier for us to administer than individually negotiated severance agreements, as it requires less time and expense in negotiation and execution.

The agreements with our executive officers, including each of our NEOs (other than our CEO) require us to provide certain payments and benefits upon a qualifying termination of employment, which includes a termination of employment without cause or where the NEO resigns with good reason, within three months preceding or 12 months following a change in control of our company. The receipt of these payments and benefits is contingent upon the NEO's execution, delivery, and non-revocation of a release and waiver of claims satisfactory to us following the NEO's separation from service. In addition, for six months following the termination of employment, and as a condition to the payments and benefits, the NEO must cooperate with any transition efforts that we request and must not disparage us, or our directors, officers or employees. As noted in the following paragraph, our CEO, is no longer a party to this type of agreement.

We entered into an employment letter with Mr. Woodman in June 2014, the terms of which supersede in their entirety the change in control and severance agreement he executed in January 2014. This employment letter sets forth the post-employment compensation arrangements for Mr. Woodman in the event of a qualifying termination of employment in connection with a change in control of GoPro.

For descriptions of the change in control severance arrangements with each of our NEOs, including an estimate of the amount payable upon a qualifying termination of employment, see "Arrangements with Our Named Executive Officers" below.

Executive Severance Policy

Subject to executing a written agreement setting forth the terms and conditions of the Executive Severance Policy, our senior leadership team, including all of our NEOs (other than our CEO) and all our employees with the title of Vice President may receive payments and benefits under our Executive Severance Policy.

Under the Executive Severance Policy, if a participant undergoes a qualifying termination of employment (as defined in the Executive Severance Policy) and executes an irrevocable general release of claims in favor of GoPro within 60 days following such qualifying termination of employment, we will provide the participant the following severance payments and benefits (in addition to compensation and benefits earned by the participant but not yet paid through the termination date):

- *Cash Severance.* We will pay the participant a cash lump sum equal to 12 months of the participant's base salary (less applicable deductions and withholding), as in effect immediately prior to the participant's termination by GoPro or, in the case of voluntary termination by the participant with "good reason" (as defined in the policy), immediately prior to the occurrence of the event constituting good reason.

- *COBRA Payments.* Subject to the participant timely electing coverage in accordance with the requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("**COBRA**"), we will continue to pay the employer portions of such insurance premiums for the participant and/or his or her eligible dependents, for up to 12 months following the participant's termination. Such COBRA subsidies will cease, however, if a participant becomes eligible for comparable group medical, dental and/or vision insurance coverage under the plan(s) of a subsequent employer, or if the participant otherwise ceases to be eligible to receive COBRA coverage under our plan(s), before the end of the 12-month period.

If the participant is or becomes eligible to receive any other cash severance payments and benefits from us comparable to those described in the "Cash Severance" paragraph above, including under a "double-trigger" arrangement in connection with a change in control of GoPro (such as under our Change in Control and Severance Policy), the participant will receive the greater of the payments and benefits under the Executive Severance Policy or under the other arrangement (such as the Change in Control and Severance Policy).

Finally, participants in the Executive Severance Policy are required to agree that, during the six-month period following their cessation of employment, they will cooperate with us in every reasonable respect, use their best efforts to assist us with the transition of their duties to their successors and not in any way or by any means disparage GoPro, the members of our board or our officers and employees.

For descriptions of the severance arrangements with each of our NEOs, including an estimate of the amount payable upon a qualifying termination of employment, see "Arrangements with Our Named Executive Officers" below.

REPORT OF THE COMPENSATION AND LEADERSHIP COMMITTEE

This report of the compensation and leadership committee is required by the SEC and, in accordance with the SEC's rules, will not be deemed to be part of or incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act or under the Exchange Act, except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed "soliciting material" or "filed" under either the Securities Act or the Exchange Act.

Our Compensation Committee has reviewed and discussed the "Compensation Discussion and Analysis" required by Item 402(b) of Regulation S-K with management and based on such review and discussions, the Compensation Committee recommended to our Board that the "Compensation Discussion and Analysis" be included in this Proxy Statement and incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2024.

Submitted by the Compensation and Leadership Committee

Susan Lyne, Chair
Peter Gotcher

EXECUTIVE COMPENSATION TABLES

2024 Summary Compensation Table

The following table provides information concerning compensation awarded to, earned by or paid to each of our NEOs for 2024, 2023 and 2022.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)	Total ($)
Nicholas Woodman	2024	850,000	1,519,938	—	0	176 [4]	2,370,114
Chief Executive Officer	2023	850,000	4,239,108	—	586,500	535 [4]	5,676,143
	2022	850,000	3,615,355	—	325,605	184 [5]	4,791,144
Brian McGee	2024	730,000	688,475	—	106,434	176 [4]	1,525,085
Executive Vice President, Chief Financial Officer and Chief Operating Officer	2023	730,000	2,067,858	—	503,700	384 [4]	3,301,942
	2022	700,000	1,335,720	440,960	268,146	184 [5]	2,745,010
Eve Saltman	2024	489,000	315,109	—	53,472	176 [4]	857,757
Chief Legal Officer, Secretary and Chief Compliance Officer, Senior Vice President, Corporate & Business Development	2023	489,000	878,835	—	253,058	461 [4]	1,621,354
	2022	470,000	567,684	187,410	135,030	184 [5]	1,360,308
Dean Jahnke	2024	449,500	315,109		143,678 [6]	176 [4]	908,463
Senior Vice President, Global Sales & Channel Marketing	2023	449,500	878,835	—	260,066	434 [4]	1,588,835
	2022	432,000	567,684	187,410	112,194	184 [5]	1,299,472

[1]   The amounts reported in this column represent the aggregate grant date fair value of the RSUs or PSUs, as applicable, made to each NEO in 2024, 2023 and 2022 computed in accordance with FASB ASC Topic 718 and excluding the effect of estimated forfeitures. For all three years, PSUs were included in the mix of equity awards granted to our NEOs and are included in the "Stock Awards" column in the table above, along with time-based RSUs. The performance metrics selected for the PSUs in each year were based solely on internal Company goals for a single fiscal year (FY 2022 - FY 2023 (profitability and subscriptions), FY 2024 (non-GAAP Operating Loss (post bonus)), and, as such, the PSUs were determined to be performance awards under FASB ASC Topic 718.

The grant date fair value for both time-based RSU and PSU awards was determined to be equal to the closing price of our Class A common stock on the date of grant.

The number of PSUs that ultimately vest, if any, depends on whether the Company achieves certain levels of performance with respect to the designated performance measures. The grant date fair values of the PSUs included in this column are based on payouts at target, which we determined, in accordance with the applicable stock-based compensation accounting rules, to be the probable levels of achievement of the performance goals related to those awards at the time of grant. The table below shows the grant date fair value of the PSUs granted during fiscal 2024, assuming that: (i) our performance with respect to those performance measures will be at target levels (i.e., probable performance); and (ii) our performance with respect to those performance measures will be at levels that would result in a maximum payout.

Note that the amounts reported in this column and the table below reflect the accounting cost for these RSUs or PSUs, as applicable, and do not correspond to the actual economic value that may be received by the NEO.

Name	Fiscal Year of Grant	Grant Date Fair Value (Target/Probable Performance) ($)	Grant Date Fair Value (Maximum Performance) ($)
Nicholas Woodman	2024	1,519,938	2,279,907
Brian McGee	2024	275,390	413,085
Eve Saltman	2024	126,043	189,065
Dean Jahnke	2024	126,043	189,065

(2) The amounts reported in this column represent the aggregate grant date fair value of option awards made to each NEO in 2024, 2023 and 2022 computed in accordance with FASB ASC Topic 718 and excluding the effect of estimated forfeitures. Note that the amounts reported in this column reflect the accounting cost for these options and do not correspond to the actual economic value that may be received by the NEO.

(3) The amounts reported for fiscal 2024, 2023 and 2022 for Messrs. Woodman, McGee, Jahnke and Ms.Saltman represent the aggregate annual performance-based cash incentives earned in each fiscal year pursuant to the GoPro Executive Bonus Plan for the applicable year and based upon the achievement of certain company metrics and the Compensation Committee's determination of individual and overall company performance. The amounts reported for each fiscal year for Mr. Jahnke also includes the amount earned by him under the GoPro sales incentive plan for the applicable fiscal year. The fiscal 2024 achievement for each NEO is described above in "Compensation Discussion and Analysis - Annual Cash Bonus" discussion.

(4) Represents the value of corporate merchandise and holiday gift as additional income which is provided to all employees.

(5) Represents the value of corporate merchandise as additional income which is provided to all employees.

(6) Includes $32,769.00 under the 2024 Executive Bonus Plan and $110,909 under the sales incentive plan.

2024 Grants of Plan-Based Awards Table

The following table provides information concerning each grant of an award made in 2024 for each of our NEOs under any plan. This information supplements the information about these awards set forth in the 2024 Summary Compensation Table. All options and stock awards represented in the table below were granted pursuant to our 2024 Plan, unless otherwise noted.

Name	Award Type	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Threshold ($)[1]	Target ($)[1]	Maximum ($)[1]	Estimated Future Payouts Under Equity Incentive Plan Awards Threshold (#)[2]	Target (#)[2]	Maximum (#)[2]	All Other Stock Awards: Number of Shares or Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards ($)[3]
Nicholas Woodman	Cash	N/A	—	425,000	850,000	1,275,000	—	—	—	—	—	—	—
	PSU[4]	05/15/2024	03/19/2024	—	—	—	223,520	894,081	1,341,122	—		—	1,519,938
Brian McGee	Cash	N/A	—	365,000	730,000	1,095,000	—	—	—	—	—	—	—
	PSU[4]	05/15/2024	3/19/2024	—	—	—	40,499	161,994	242,991	—	—	—	275,390
	RSU[5]	05/15/2024	03/19/2024	—	—	—	—	—	—	242,991	—	—	413,085
Eve Saltman	Cash	N/A	—	183,375	366,750	550,125	—	—	—	—	—	—	—
	PSU[4]	05/15/2024	03/19/2024	—	—	—	18,536	74,143	111,215	—	—	—	126,043
	RSU[5]	05/15/2024	03/19/2024	—	—	—	—	—	—	111,215	—	—	189,066
Dean Jahnke	Cash	N/A	—	202,275	337,125	505,688	—	—	—	—	—	—	—
	PSU[4]	05/15/2024	03/19/2024				18,536	74,143	111,215	—	—	—	126,043
	RSU[5]	05/15/2024	03/19/2024	—	—	—	—	—	—	111,215	—	—	189,066

(1) This column sets forth the fiscal 2024 target bonus amount for each of Messrs. Woodman, McGee, and Jahnke and Ms. Saltman under our 2024 Executive Bonus Plan. "Threshold" refers to the minimum amount payable for a certain level of performance assuming performance

above 0%; "Target" refers to the amount payable if specified performance targets are reached; and "Maximum" refers to the maximum payout possible. Mr. Jahnke's participation in the 2024 Executive Bonus Plan is based on a combination of his annual salary and commissions earned under the GoPro sales incentive plan as noted above. The amounts reported for each fiscal year for Mr. Jahnke also includes the amount earned by him under the GoPro sales incentive plan for the applicable fiscal year. For each of Messrs. Woodman, McGee and Jahnke and Ms. Saltman, their payouts are detailed above in the 2024 Summary Compensation Table as have been certified by the Compensation Committee. The fiscal 2024 achievement for each NEO is described above in "Compensation Discussion and Analysis - Annual Cash Bonus" discussion.

(2) The amounts in these columns represent the threshold, target, and maximum number of shares that may be earned and vest with respect to PSUs granted during fiscal 2024.

(3) The amounts reported in this column represent the aggregate grant date fair value of each award computed in accordance with FASB ASC Topic 718. The grant date fair value for PSU awards was computed based on achievement of the PSU awards' performance at 100% of the target number of shares granted, which was the probable outcome of the performance conditions on the grant date. The grant date fair value for both RSUs and PSUs was determined to be equal to the closing price of our Class A common stock on date of grant. Note that the amounts reported in this column reflect the accounting cost for these awards and do not correspond to the actual economic value that may be received by the NEO.

(4) The PSUs granted on May 15, 2024, are scheduled to vest between February 15, 2025, and February 15, 2027, subject to the satisfaction of the defined performance conditions for the performance period beginning on January 1, 2024, and ending on December 31, 2024, as determined by the committee.

The determination of the number of PSUs granted which are ultimately deemed to have been earned will be based on two equally-weighted metrics, the Revenue Attainment Metric (50% of the PSUs granted) and the Non-GAAP Operating Loss (post bonus) Metric (50% of the PSUs granted). If the committee determines both the Threshold Revenue Hurdle and the Threshold Non-GAAP Operating Loss (post bonus) Hurdle have not been achieved, none of the shares under the PSU awards will vest and all PSUs subject to the award will immediately be forfeited in their entirety. If the committee determines that the Threshold Hurdle of one or both metrics has been achieved or exceeded, the number of PSUs earned will be determined according to the Hurdle Schedule and the earned PSUs subject to that Hurdle will then be subject to the time-based vesting schedule described below.

Performance Metric	% PSUs Granted that are Earned		
	Threshold	Target	Maximum
50% Revenue Hurdle	25%	100%	150%
50% Non-GAAP Operating Loss (post bonus) Hurdle	25%	100%	150%

If the achievement against either of the Hurdles falls between the Threshold and the Target or between the Target and the Maximum, the committee will determine the number of PSUs subject to that metric which will be deemed to have been earned and become subject to the time-based vesting.

After the number of earned PSUs has been determined, 1/3rd of the earned PSUs will vest on the later of (x) February 15, 2025, or (y) the date when the committee determines the Hurdle(s) achieved, and the remaining earned PSUs will vest quarterly thereafter as to 1/12th of the earned PSUs on the 15th of each of February, May, August and November, subject to the participant's continued service to the Company through each vesting date. Earned but unvested PSUs may accelerate and become vested subject to the terms of the change in control and severance agreement between the participant and the Company.

(5) One-fourth of the total RSUs granted will vest on May 15, 2025, and an additional 1/4th will vest annually thereafter until the units are fully vested, subject to the participant's continued service to the Company through each vesting date. Unvested RSUs may accelerate and become vested subject to the terms of the change in control and severance agreement between the participant and the Company..

Outstanding Equity Awards at December 31, 2024 Table

The following table provides information concerning unexercised options, stock that has not vested and outstanding equity incentive plan awards for each NEO as of December 31, 2024.

	Option Awards				Stock Awards					
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Options Unexercisable	Option Exercise Price ($)[1]	Option Expiration Date	Award Type	Equity Incentive Plan Awards: Number of Shares, Units or Other Rights That Have Not Vested (#)[2]	Equity Incentive Plan Awards: Market or Payout Value of Shares, Units or Other Rights That Have Not Vested ($)[2]	Award Type	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Nicholas Woodman	—	—	—	—	PSU[3]	19,358	21,100	N/A	—	—
	—	—	—	—	PSU[4]	155,915	169,947	N/A	—	—
	—	—	—	—	PSU[5]	—	—	N/A	—	—
Brian McGee	30,000[6]	0	28.54	10/14/2025	RSU[7]	18,321	19,970	N/A	—	—
	86,800[8]	0	10.71	02/02/2026	RSU[9]	51,177	55,783	N/A	—	—
	113,636[10]	0	9.44	02/14/2027	RSU[12]	160,715	175,179	N/A	—	—
	25,184[13]	0	5.74	05/14/2028	RSU[14]	242,991	264,860	N/A	—	—
	95,819[15]	0	7.55	05/14/2029	PSU[3]	2,384	2,599	N/A	—	—
	90,423[16]	0	4.08	02/17/2030	PSU[4]	30,421	33,159	N/A	—	—
	60,713[17]	2,640[17]	7.91	02/22/2031	PSU[5]	—	—	N/A	—	—
	61,809[18]	25,451[18]	8.70	02/16/2032	—	—	—	N/A	—	—
Eve Saltman	138,889[19]	0	5.58	04/15/2028	RSU[7]	10,570	11,521	N/A	—	—
	42,265[15]	0	7.55	05/14/2029	RSU[11]	2,669	2,909	N/A	—	—
	69,019[16]	0	4.08	02/17/2030	RSU[9]	21,751	23,709	N/A	—	—
	35,027[17]	1,523[17]	7.91	02/22/2031	RSU[12]	68,304	74,451	N/A	—	—
	8,257[20]	961[20]	9.89	05/16/2031	RSU[14]	111,215	121,224	N/A	—	—
	26,269[18]	10,817[18]	8.70	02/16/2032	PSU[3]	1,013	1,104	N/A	—	—
	—	—	—	—	PSU[4]	12,928	14,092	N/A	—	—
	—	—	—	—	PSU[5]	—	—	N/A	—	—
Dean Jahnke	55,626[21]	0	5.83	08/14/2028	RSU[7]	9,865	10,753	N/A	—	—
	60,976[15]	0	7.55	05/14/2029	RSU[9]	21,751	23,709	N/A	—	—
	81,019[16]	0	4.08	02/17/2030	RSU[12]	68,304	74,451	N/A	—	—
	32,691[17]	1,422[17]	7.91	02/22/2031	RSU[14]	111,215	121,224	N/A	—	—
	26,269[18]	10,817[18]	8.70	02/16/2032	PSU[3]	1,013	1,104	N/A	—	—
	—	—	—	—	PSU[4]	12,928	14,092	N/A	—	—
	—	—	—	—	PSU[5]	—	—	N/A	—	—

[1] Represents the fair market value of a share of our Class A or Class B common stock, as applicable. For options granted pre-IPO, market value of our common stock was determined by our board of directors on the date of grant. For options granted after our IPO, market value is the closing price of our Class A common stock on the date of grant.

[2] The amounts in these columns represent shares underlying RSUs with service-based vesting requirements, including PSUs for which the performance conditions have been satisfied but are subject to additional time-based service requirements. The PSUs for which the performance conditions have been satisfied continue to be denoted as "PSUs" in these columns for reference. The share numbers and values for the 2022 PSUs for which the performance conditions have been met reflect a downward adjustment to 55.9% of the original

target shares based on the goal metric certification by the Compensation Committee on February 06, 2023.The share numbers and values for the 2023 PSUs for which the performance conditions have been met reflect a downward adjustment to 51.11% of the original target shares based on the goal metric certification by the Compensation Committee on February 8, 2024.The share numbers and values for the 2024 PSUs reflect a downward adjustment to 0% of the original target shares based on the goal metric certification by the Compensation Committee on February 07, 2025. The Compensation Committee determined that neither the Threshold Revenue Hurdle nor the Threshold Non-GAAP Operating Loss (post bonus) were met and the PSUs have been forfeited in their entirety for no consideration.

(3) After the number of earned PSUs was determined by the Compensation Committee on February 6, 2023, 1/3rd of the earned PSUs vested on February 15, 2023, and the remaining earned PSUs will vest quarterly on the 15th of each of February, May, August and November, until the PSUs are fully vested, subject to the participant's continued service to the Company through each vesting date. Unvested PSUs may accelerate and become vested subject to the terms of the change in control and severance agreement between the participant and the Company.

(4) After the number of earned PSUs was determined by the Compensation Committee on February 8, 2024, 1/3rd of the earned PSUs vested on February 15, 2024, and the remaining earned PSUs will vest quarterly on the 15th of each of February, May, August and November, until the PSUs are fully vested, subject to the participant's continued service to the Company through each vesting date. Unvested PSUs may accelerate and become vested subject to the terms of the change in control and severance agreement between the participant and the Company.

(5) The PSUs granted in 2024 were determined to have been forfeited in their entirety based on the goal metric certification by the Compensation Committee on February 07, 2025

(6) One-fourth of the total options granted vested on September 28, 2016, and an additional 1/48th vested monthly thereafter until the options were fully vested. These options are now fully vested.

(7) One-fourth of the total RSUs granted vested on February 15, 2022, and an additional 1/4th will vest annually thereafter until the units are fully vested, subject to the participant's continued service to the Company through each vesting date. Unvested RSUs may accelerate and become vested subject to the terms of the change in control and severance agreement between the participant and the Company.

(8) One-fourth of the total options granted vested on February 3, 2017, and an additional 1/48th vested monthly thereafter until the options were fully vested. These options are now fully vested.

(9) One-fourth of the total RSUs granted vested on February 15, 2023, and an additional 1/4th will vest annually thereafter until the units are fully vested, subject to the participant's continued service to the Company through each vesting date. Unvested RSUs may accelerate and become vested subject to the terms of the change in control and severance agreement between the participant and the Company

(10) One-sixth of the total options granted vested on August 15, 2017, and an additional 1/36th vested monthly thereafter until the options were fully vested. These options are now fully vested.

(11) One-fourth of the total RSUs granted vested on May 15, 2022, and an additional 1/4th will vest annually thereafter until the units are fully vested, subject to Ms. Saltman's continued service to the Company through each vesting date. Unvested RSUs may accelerate and become vested subject to the terms of the change in control and severance agreement between Ms. Saltman and the Company.

(12) One-fourth of the total RSUs granted vested on February 15, 2024, and an additional 1/4th will vest annually thereafter until the units are fully vested, subject to the participant's continued service to the Company through each vesting date. Unvested RSUs may accelerate and become vested subject to the terms of the change in control and severance agreement between the participant and the Company.

(13) One-fourth of the total options granted vested on February 15, 2019, and an additional 1/48th vested monthly thereafter until the options were fully vested. These options are now fully vested.

(14) One-fourth of the total RSUs granted will vest on May 15, 2025, and an additional 1/4th will vest annually thereafter until the units are fully vested, subject to the participant's continued service to the Company through each vesting date. Unvested RSUs may accelerate and become vested subject to the terms of the change in control and severance agreement between the participant and the Company.

(15) One-fourth of the total options granted vested on February 15, 2020, and an additional 1/48th vested monthly thereafter until the options were fully vested. These options are now fully vested.

(16) One-fourth of the total options granted vested on February 15, 2021, and an additional 1/48th vested monthly thereafter, until the options were fully vested. These options are now fully vested.

(17) One-fourth of the total options granted vested on February 15, 2022, and an additional 1/48th will vest monthly thereafter, until the options are fully vested, subject to the participant's continued service to the Company through each vesting date. Unvested options may accelerate and become vested and exercisable subject to the terms of the change in control and service agreement between the participant and the Company.

(18) One-fourth of the total options granted vested on February 15, 2023, and an additional 1/48th will vest monthly thereafter, until the options are fully vested, subject to the participant's continued service to the Company through each vesting date. Unvested options may accelerate and become vested and exercisable subject to the terms of the change in control and service agreement between the participant and the Company.

(19) One-fourth of the total options granted vested on March 29, 2019, and an additional 1/48th vested monthly thereafter until the options were fully vested. These options are now fully vested.

(20) One-fourth of the total options granted vested on May 15, 2022, and an additional 1/48th will vest monthly thereafter until the options are fully vested, subject to Ms. Saltman's continued service to the Company through each vesting date. Unvested options may accelerate and become vested subject to the terms of the change in control and severance agreement between Ms. Saltman and the Company.

(21) One-fourth of the total options granted vested on August 15, 2019, and an additional 1/48th vested monthly thereafter until the options were fully vested. These options are now fully vested.

Option Exercises and Stock Vested Table

The following table provides information concerning the exercise of options (the "**Option Awards**") and the vesting of RSUs and PSUs (the "**Stock Awards**") in 2024 for each NEO as of December 31, 2024. Value realized on vesting of RSUs and PSUs is based on the fair market value of our Class A common stock on the vesting date multiplied by the number of shares vested and does not necessarily reflect the proceeds received by the NEO.

| | Option Awards | | Stock Awards | |
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting	Value Realized on Vesting ($)
Nicholas Woodman	—	—	338,200	674,827
Brian McGee	—	—	189,807	444,588
Eve Saltman	—	—	92,189	215,529
Dean Jahnke	—	—	88,090	207,431

Change in Control Arrangements with our Named Executive Officers

Arrangements with Mr. Woodman

Under his employment letter dated June 2, 2014, Mr. Woodman is eligible to receive severance payments and benefits upon a qualifying termination of employment, including a termination of employment in connection with a change in control of our company.

If Mr. Woodman's employment is terminated by us for any reason other than cause or he resigns for good reason prior to a change in control of GoPro, he will be eligible to receive:

- a single lump sum payment equal to the sum of 12 months of his then-current base salary and target bonus (assuming a 150% achievement threshold);

- an additional payment equal to the *pro-rata* portion of his target bonus for the year of his termination of employment; and

- continuation of COBRA benefits for 12 months following his termination of employment (or if applicable law requires otherwise, a lump sum payment equal to that amount).

If Mr. Woodman's employment is terminated by us for any reason other than cause or he resigns for good reason within 24 months following a change in control of GoPro, he will be eligible to receive:

- a single lump sum payment equal to the sum of 24 months of his then-current base salary and target bonus (assuming a 150% achievement threshold);

- an additional payment equal to the *pro-rata* portion of his target bonus for the year of his termination of employment;

- full accelerated vesting of all the shares of our common stock subject to his then-outstanding and unvested equity awards, if any; and

- continuation of benefits under COBRA for 18 months following his termination of employment (or if applicable law requires otherwise, a lump sum payment equal to that amount).

These payments and benefits are conditioned on Mr. Woodman's execution and delivery of an irrevocable release and waiver of claims to us within the 60 days following his termination of employment.

Further, if we undergo a change in control, any payments that would be "parachute payments" within the meaning of Section 280G of the Internal Revenue Code will be reduced so that Mr. Woodman retains, on an after-tax basis, the greatest amount of these payments.

Arrangements with our other NEOs

Our other NEOs are eligible to receive severance payments and benefits upon a qualifying termination of employment, including a termination of employment in connection with a change in control of our company.

Pursuant to their change in control and severance agreements, if employment is terminated by us for any reason other than for cause or a participant voluntarily resigns for good reason within the three-month period preceding or the 12-month period following a change in control of GoPro, each participant will be eligible to receive:

- 12 months of his or her then-current base salary;

- 100% of participant's target annual bonus;

- $3,000 per month for 12 months in lieu of employee benefits; and

- all of the shares of our common stock subject to each then-outstanding and unvested equity award held by the participant, including awards that would otherwise only vest upon satisfaction of performance criteria, will accelerate and become vested and exercisable in full immediately prior to participant's separation from service.

Further, if we undergo a change in control, any payments that would be "parachute payments" within the meaning of Section 280G of the Internal Revenue Code will be reduced so that the participant retains, on an after-tax basis, the greatest amount of these payments. We have not agreed and are not otherwise obligated to provide any NEO with a "gross-up" or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Sections 280G, 4999 or 409A of the Internal Revenue Code.

Estimated Benefits as of December 31, 2024

The following table sets forth the estimated payments and benefits that would be received by each of the NEOs upon a change in control of GoPro, upon a termination of employment without cause or following a resignation for good reason under our Executive Severance Policy, or in the event of a termination of employment without cause or following a resignation for good reason in connection with a change in control in GoPro under our Change in Control

and Severance Policy. This table reflects amounts payable to each NEO assuming that his or her employment was terminated on December 31, 2024, and the change in control of the Company also occurred on that date. The closing market price per share of our Class A common stock on December 31, 2024, was $1.09.

	Change in Control		Termination of Employment No Change in Control				Termination of Employment Change in Control			
Named Executive Officer	Accelerated Vesting of Equity Awards ($)[1]	Total ($)	Severance Payment ($)	Medical Benefits Continuation ($)	Accelerated Vesting of Equity Awards ($)[1]	Total ($)	Severance Payment ($)	Medical Benefits Continuation ($)	Accelerated Vesting of Equity Awards ($)[1]	Total ($)
Nicholas Woodman	—	—	1,700,000	39,499 [2]	—	1,739,499	2,550,000	59,248 [2]	191,047	2,800,295
Brian McGee	—	—	1,460,000	36,000	—	1,496,000	1,460,000	36,000	551,550	2,047,550
Eve Saltman	—	—	855,750	36,000	—	891,750	855,750	36,000	249,010	1,140,760
Dean Jahnke	—	—	786,625	36,000	—	822,625	786,625	36,000	245,333	1,067,958

[1] The value of the accelerated vesting of outstanding and unvested equity awards has been calculated based on the closing market price of our Class A common stock on Nasdaq on December 31, 2024, which was $1.09 per share, less, if applicable, the exercise price of each outstanding and unvested stock option. PSUs granted in 2022 subject to accelerated vesting upon a qualifying termination of 100% of eligible unvested shares reflect a downward adjustment to 55.9% of the original target shares based on the goal metric certification by the Compensation Committee on February 6, 2023. PSUs granted in 2023 subject to accelerated vesting upon a qualifying termination of 100% of eligible unvested shares reflect a downward adjustment to 51.11% of the original target shares based on the goal metric certification by the Compensation Committee on February 08, 2024. PSUs granted in 2024 subject to accelerated vesting upon a qualifying termination of 100% of eligible unvested shares reflect a downward adjustment to 0% of the original target shares based on the goal metric certification by the Compensation Committee on February 07, 2025.

[2] This amount is cost of COBRA continuation based on Mr. Woodman's 2024 medical, dental and vision benefits costs.

CEO Pay Ratio

The annual total compensation of our Chief Executive Officer, Mr. Woodman for 2024, as reported in the 2024 Summary Compensation Table, was $2,786,614. The annual total compensation of our median employee for 2024 was $126,932. Based on this information, for 2024, the ratio of the annual total compensation of Mr. Woodman to that of our median employee was approximately 22.0 to 1.

Calculation Methodology

We identified the employee with compensation at the median of the compensation of all our employees (the "**median employee**") by considering our employee population as of December 31, 2024 (the "**employee population determination date**"). On the employee population determination date, we had 702 employees excluding our Chief Executive Officer of which 378 employees were based in the United States and 324 employees were located outside of the United States. We considered all individuals who were employed by us on a worldwide basis (including our consolidated subsidiaries) on the employee population determination date, whether employed on a full-time, part-time, seasonal or temporary basis, including employees on a partial-year leave of absence. The compensation measure used for purposes of identifying the median employee was based on earned salary or wages in 2024. In the case of foreign employees, total direct compensation also included "13th month pay" and any holiday allowance that was statutorily required to be paid as we view such compensation to be akin to earned salary or wages, and all amounts were converted to U.S. dollars using exchange rates in effect on the employee population determination date, without making any cost of living adjustments for employees outside of the United

States. We also annualized the cash compensation of any permanent employees that were not employed by us for all of 2024. We believe our methodology represents a consistently applied compensation measure that strikes a balance between administrative burden and consistent treatment of the primary compensation components for our worldwide employee population.

After identifying our median employee, in calculating the annual total compensation of such employee, we used the same methodology we use to calculate the amount reported for our NEOs in the "Total" column of the 2024 Summary Compensation Table.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street, and Item 402(v) of Regulation S-K, we are disclosing the following information about the relationship between executive compensation actually paid and other measures of Company performance. The following disclosures are made in compliance with these rules; for additional information regarding our compensation philosophy, the structure of our compensation programs, how the Company aligns executive compensation with the Company's performance, and compensation decisions made this year, refer to the "Compensation Discussion and Analysis" section above.

The following tables provide information regarding the "Compensation Actually Paid" to our CEO and other NEOs (as a group) for the fiscal years 2024, 2023, 2022, 2021 and 2020.

| Year | Summary Compensation Table Total for CEO[1] | Compensation Actually Paid to CEO[2] | Average Summary Compensation Table Total for Non-CEO NEOs[3] | Average Compensation Actually Paid to Non-CEO NEOs[4] | Value of Initial Fixed $100 Investment Based On: | | GAAP Net Income (Loss) (thousands) [7] | Company Selected Performance Measure |
					Total Shareholder Return[5]	Peer Group Total Shareholder Return[6]		Revenue (thousands)[8]
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2024	$2,370,114	$1,281,265	$1,097,102	$281,114	$25	$112	$(432,311)	$801,473
2023	$5,676,143	$2,797,277	$1,669,427	$934,379	$80	$215	$(53,183)	$1,005,459
2022	$4,791,144	$1,538,424	$1,649,756	$1,156,260	$115	$170	$28,847	$1,093,541
2021	$5,110,365	$4,050,910	$1,754,293	$1,373,659	$238	$188	$371,171	$1,161,084
2020	$3,175,695	$6,330,073	$1,485,734	$1,010,284	$191	$150	$(66,783)	$891,925

1 The dollar amounts reported in column (b) are the amounts of total compensation reported for Mr. Woodman (our Chief Executive Officer) for each corresponding year in the "Total" column of the Summary Compensation Table. Refer to "2024 Summary Compensation Table" above for additional information on the 2024 compensation.

2 The dollar amounts reported in column (c) represent the amount of "compensation actually paid" to Mr. Woodman, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. Woodman during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. Woodman's total compensation for each year to determine the compensation actually paid:

Year	Reported Summary Compensation Table Total for PEO	Reported Value of Equity Awards[a]	Equity Award Adjustments[b]	Reported Change in the Actuarial Present Value of Pension Benefits[c]	Pension Benefit Adjustments[d]	Compensation Actually Paid to PEO
2024	$2,370,114	$(1,519,938)	$431,089	—	—	$1,281,265
2023	$5,676,143	$(4,239,108)	$1,360,242	—	—	$2,797,277
2022	$4,791,144	$(3,615,355)	$362,635	—	—	$1,538,424
2021	$5,110,365	$(3,121,199)	$2,061,744	—	—	$4,050,910
2020	$3,175,695	$(2,934,573)	$6,088,951	—	—	$6,330,073

a. The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year.

b. The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. We approached the determination of fair value in the same manner as we have historically determined fair value under ASC 718, using valuation assumptions and methods/models that are generally consistent with those used to determine fair value at grant under US GAAP.

The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	Year End Fair Value of Equity Awards	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
2024	$974,548	$180,976	$—	$(724,435)	$—	$—	$431,089
2023	$2,540,536	$(590,578)	$—	$(589,716)	$—	$—	$1,360,242
2022	$2,069,479	$(876,836)	$—	$(830,008)	$—	$—	$362,635
2021	$4,068,213	$(860,784)	$—	$(1,145,685)	$—	$—	$2,061,744
2020	$5,955,456	$903,942	$—	$(770,447)	$—	$—	$6,088,951

c. The Company does not have any pension benefits so there are no service costs to report.

d. The Company does not have any pension benefits so there are no adjustments to report.

3   The dollar amounts reported in column (d) represent the average of the amounts reported for the Company's named executive officers (NEOs) as a group (excluding Mr. Woodman, who has served as our CEO since 2004) in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the NEOs (excluding Mr. Woodman) included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2024, Brian McGee, Eve Saltman and Dean Jahnke; (ii) for 2023, Brian McGee, Eve Saltman, Dean Jahnke and Kevin Hinge; (iii) for 2022, Brian McGee, Eve Saltman, Kevin Hinge and Dean Jahnke; (iv) for 2021, Brian McGee, Aimée Lapic, Eve Saltman and Dean Jahnke; and (v) for 2020, Brian McGee, Eve Saltman, Dean Jahnke and Aimée Lapic.

4   The dollar amounts reported in column (e) represent the average amount of "compensation actually paid" to the NEOs as a group (excluding Mr. Woodman), as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (excluding Mr. Woodman) during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for the NEOs as a group (excluding Mr. Woodman) for each year to determine the compensation actually paid, using the same methodology described above in Note 2:

Year	Average Reported Summary Compensation Table Total for Non-PEO NEOs	Average Reported Value of Equity Awards[a]	Average Equity Award Adjustments[a]	Average Reported Change in the Actuarial Present Value of Pension Benefits	Average Pension Benefit Adjustments[b]	Average Compensation Actually Paid to Non-PEO NEOs
2024	$1,097,102	$(439,564)	$(376,424)	$—	$—	$281,114
2023	$1,669,427	$(956,382)	$221,334	$—	$—	$934,379
2022	$1,649,756	$(494,141)	$645	$—	$—	$1,156,260
2021	$1,754,293	$(407,773)	$27,139	$—	$—	$1,373,659
2020	$1,485,734	$(534,250)	$58,800	$—	$—	$1,010,284

a.   The amounts deducted or added in calculating the total average equity award adjustments are as follows:

Year	Average Year End Fair Value of Equity Awards	Year over Year Average Change in Fair Value of Outstanding and Unvested Equity Awards	Average Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year over Year Average Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Average Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Average Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Average Equity Award Adjustments
2024	$281,838	$(342,758)	$—	$(315,504)	$—	$—	$(376,424)
2023	$573,169	$(191,685)	$—	$(18,413)	$(141,737)	$—	$221,334
2022	$13,340	$(11,139)	$—	$(1,556)	$—	$—	$645
2021	$17,732	$8,209	$—	$1,198	$—	$—	$27,139
2020	$48,977	$11,502	$—	$(1,679)	$—	$—	$58,800

b.   Pension Benefits

The Company does not have any pension benefits so this table is not applicable.

5   Represents the cumulative total shareholder return (TSR) of GoPro, Inc. for the measurement periods ending on December 31 of each of 2024, 2023, 2022, 2021 and 2020, respectively. The comparison assumes $100 was invested on December 31, 2019 in our common stock.

6   Peer TSR represents the weighted peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer TSR for each year reflects what the cumulative value of $100 would be, including reinvestment of dividends, if such amount were invested into the peer group on December 31, 2019. The peer group used for this purpose is the Company's compensation peer group as disclosed in the "Compensation Discussion & Analysis" sections of each of our 2025, 2024, 2023, 2022 and 2021 Annual Proxy Statements, respectively. For peers who were not yet publicly traded as of December 31, 2019, the calculation assumes investment of $100 into the peer as of the first date the peer began trading as a public company. The exclusion of certain peers for this analysis is due to these companies being acquired. The Company updated its peer group in 2024 to create a better alignment between GoPro and its peer group with respect to key financial criteria and companies in comparable industries. If the peer group would have remained unchanged, the cumulative peer Total Shareholder Return in 2024 would have been $449, (compared to the $112 for the 2024 current peer group). Peer TSR for 2021 is $170, compared to $171 as disclosed in our 2023 Annual Proxy Statement. This is due to a change in the methodology used to calculate total shareholder return and we have updated our calculation methodology on a go-forward basis.

7   The dollar amounts reported represent the amount of net income reflected in the Company's audited financial statements for the applicable year.

8   Revenue is as disclosed in the Company's Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 17, 2025. While the Company uses numerous financial and non-financial performance measures for the purpose of evaluating performance for the Company's compensation programs, the Company has determined that revenue is the financial performance measure that, in the Company's assessment, represents the most important performance measure (that is not otherwise required to be disclosed in the table) used by the company to link compensation actually paid to the Company's NEOs, for the most recently completed fiscal year, to Company performance.

Financial Performance Measures

As described in greater detail in "Compensation Discussion and Analysis," the Company's executive compensation program reflects a variable pay-for-performance philosophy. The metrics that the Company uses for both our long-term and short-term incentive awards are selected based on an objective of incentivizing our NEOs to increase the value of our enterprise for our shareholders. The most important financial performance measures used by the Company to link executive compensation actually paid to the Company's NEOs, for the most recently completed fiscal year, to the Company's performance are as follows:

- Revenue
- non-GAAP Operating Loss (post bonus)

Analysis of the Information Presented in the Pay versus Performance Table

As described in more detail in the section "Compensation Discussion and Analysis," the Company's executive compensation program utilizes several performance measures to align executive compensation with Company performance, which are not all presented in the Pay versus Performance table. In accordance with Item 402(v) of

Regulation S-K, the Company is providing the following descriptions of the relationships between information presented in the Pay versus Performance table.

Compensation Actually Paid and Cumulative TSR

As demonstrated by the following graph, the amount of compensation actually paid ("**CAP**") to Mr. Woodman and the average amount of compensation actually paid to the Company's NEOs as a group (excluding Mr. Woodman) is aligned with the Company's cumulative TSR over the four years presented in the table. The alignment of compensation actually paid to the Company's cumulative TSR over the period presented is due to a significant portion of compensation actually paid to Mr. Woodman and to the other NEOs is comprised of equity awards. As described in more detail in the section "Compensation Discussion and Analysis," the Company targets that approximately 60% of the value of total compensation awarded to the NEOs is to be comprised of equity awards, including RSUs, PSUs and stock options.



* Cumulative TSR of the Company vs. Cumulative TSR of the Peer Group: The Company's cumulative TSR was $25 for the five year period ending December 31, 2024, which was less than the Peer Group TSR of $112 for the same period.

Compensation Actually Paid and Net Income

As demonstrated by the following table, the CAP to Mr. Woodman and the average CAP to the Company's NEOs as a group (excluding Mr. Woodman) is generally aligned with the Company's net income (loss) over the five years presented in the table. While the Company does not use net income (loss) as a performance measure in the overall executive compensation program, the measure of net income (loss) is correlated with the measure Adjusted EBITDA, which the Company does use for setting goals in the Company's Executive Bonus Program and the PSUs that are awarded to the NEOs. As described in more detail in the section "Compensation Discussion and Analysis,"

the Company targets that approximately 18% of the value of total compensation awarded to the NEOs consists of amounts determined under the Company's Executive Bonus Program.



CAP vs. GAAP Net Income (Loss)

Compensation Actually Paid and Revenue

As demonstrated by the following graph, the CAP to Mr. Woodman and the average CAP to the Company's NEOs as a group (excluding Mr. Woodman) is generally aligned with the Company's revenue over the five years presented in the table. As described above, revenue is disclosed in the Company's Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 17, 2025. While the Company uses numerous financial and non-financial performance measures for the purpose of evaluating performance for the Company's compensation programs, the Company has determined that revenue is the financial performance measure that, in the Company's assessment, represents the most important performance measure (that is not otherwise required to be disclosed in the table) used by the Company to link compensation actually paid to the company's NEOs, for the most recently completed fiscal year, to Company performance. The Company utilizes revenue when setting goals in the Company's Executive Bonus Program. As described in more detail in the section "Compensation Discussion and Analysis," the Company targets that approximately 18% of the value of total compensation awarded to the NEOs consists of amounts determined under the Company Executive Bonus Program.



Compensation Actually Paid and Revenue

■ CEO CAP   ■ Avg CAP to NEOs   ●— Revenue

EQUITY COMPENSATION PLAN INFORMATION

The following table presents information as of December 31, 2024, with respect to compensation plans under which shares of our Class A common stock or Class B common stock may be issued. As of December 31, 2024, other than as described below, no equity securities were authorized for issuance under equity compensation plans not approved by shareholders.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[1]	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)[2]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities) Reflected in Column(a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	15,386,694[3]	7.4302	15,499,378[4]
Total	15,386,694	7.4302	15,499,378

[1] Includes our 2014 Plan and 2024 Plan. In June 2023 stockholders approved the GoPro, Inc. 2024 Equity Incentive Plan ("**2024 Plan**") which became active effective February 15, 2024, and all equity grants on or following February 15, 2024, were awarded under and governed by the 2024 Plan. Excludes purchase rights accruing under our 2014 Employee Stock Purchase Plan and 2024 Employee Stock Purchase Plan

[2] The weighted-average exercise price is based solely on the exercise prices of the outstanding stock options and does not reflect the shares that will be issued in connection with the settlement of outstanding RSUs or PSUs, which have no exercise price.

[3] The 2014 Plan has expired and there are no shares of common stock available for future issuance under the 2014 Plan, however, the 2014 Plan will continue to govern the terms of outstanding options or awards granted thereunder.

[4] As noted in footnote (1), above, this table does not include rights accruing under our 2014 Employee Stock Purchase Plan ("**2014 ESPP**") or 2024 Employee Stock Purchase Plan ("**2024 ESPP**"). In June 2023 stockholders approved the GoPro, Inc. 2024 Employee Stock Purchase Plan, which became active effective February 15, 2024, and all purchase rights granted on or following February 15, 2024, were awarded under and governed by the 2024 ESPP. The 2014 ESPP expired and there are no longer any purchase rights accruing under the 2014 ESPP. As of December 31, 2024, there were 9,335,621 shares available for future purchases under the 2024 ESPP.

RELATED PARTY TRANSACTIONS

Pursuant to the Audit Committee charter, the Audit Committee has oversight responsibility to review, approve or disapprove any related party transaction. Excluding executive officer and director compensation arrangements discussed above under "Executive Compensation" and "Proposal No. 1 – Election of Directors – Director Compensation," related party transactions are transactions, arrangements or relationships between the Company and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person is determined to have, have had, or expects to have a direct or indirect material interest or transactions, arrangements or relationships that would cast into doubt the independence of a director, would present the appearance of a conflict of interest between the Company and the related person or is otherwise prohibited by law, rule or regulation. Since January 1, 2024, the Company has not been a party to any transaction in which:

- we have been or are to be a participant;

- the amount involved exceeds $120,000; and

- any of our directors, nominees for directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals, had or will have a direct or indirect material interest.

Offer Letters and Change In Control Agreements

We have entered into offer letters and change in control severance agreements with our executive officers that, among other things, provide for severance and change in control benefits. See "Executive Compensation – Employment, Severance and Change in Control Agreements" for information about these agreements.

Indemnification of Directors and Officers

We have entered into indemnification agreements with each of our directors and executive officers. These indemnification agreements and our Restated Certificate of Incorporation and amended and restated bylaws provide for indemnification of each of our directors to the fullest extent permitted by Delaware law.

Review, Approval or Ratification of Transactions with Related Parties

Our Corporate Governance Guidelines and our Related Party Transactions policy requires that any transaction with a related party that must be reported under applicable rules of the SEC (other than compensation-related matters), must be reviewed and approved or ratified by our Audit Committee (other than transactions that are subject to review by our Board as a whole or any other committee of our board of directors). In approving or rejecting any such proposal, our Audit Committee will consider the relevant and available facts and circumstances, including, but not limited to, the extent of the related person's interest in the transactions, the material facts of the proposed transaction, including the proposed aggregate value of such transaction and whether the proposed transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances.

Other Transactions

None.

REPORT OF THE AUDIT COMMITTEE

The information contained in the following report of our Audit Committee is not considered to be "soliciting material," "filed" or incorporated by reference in any past or future filing by us under the Securities Exchange Act of 1934 or the Securities Act of 1933 unless and only to the extent that we specifically incorporate it by reference.

The Audit Committee of our Board is composed of three independent outside directors. The Audit Committee has reviewed and discussed with our management and PricewaterhouseCoopers LLP our audited financial statements for the year ended December 31, 2024. The Audit Committee has also discussed with PricewaterhouseCoopers LLP the matters required to be discussed pursuant to AS No. 1301 "Communications with Audit Committees" as adopted by the Public Company Accounting Oversight Board.

The Audit Committee has received and reviewed the written disclosures and the letter from PricewaterhouseCoopers LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with PricewaterhouseCoopers LLP its independence from GoPro.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the Securities and Exchange Commission.

Submitted by the Audit Committee

Kenneth Goldman, Chair
Peter Gotcher
Alexander Lurie

ADDITIONAL INFORMATION

Stockholder Proposals to be Presented at Next Annual Meeting

Our bylaws provide that, for stockholder nominations to the board or other proposals to be considered at an annual meeting, the stockholder must give timely notice thereof in writing to the Secretary at GoPro, Inc., 3025 Clearview Way, San Mateo, California 94402, Attn: Chief Legal Officer & Corporate Secretary.

To be timely for the 2026 annual stockholder meeting (the "**2026 Annual Meeting**") a stockholder's notice must be delivered to or mailed and received by our Secretary at our principal executive offices not earlier than 5:00 p.m. (Pacific Time) on February 18, 2026 and not later than 5:00 p.m. (Pacific Time) on March 20, 2026. A stockholder's notice to the Secretary must set forth each matter the stockholder proposes to bring before the annual meeting and the information required by our bylaws.

Stockholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act and intended to be presented at our 2026 Annual Meeting must be received by the Secretary no later than December 23, 2025 in order to be considered for inclusion in our proxy materials for that annual meeting. Stockholders are advised to review the Bylaws, which contain additional requirements with respect to advance notice of stockholder proposals and nominations.

In addition to satisfying the requirements under our Bylaws, to comply with the SEC's universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees at the 2025 Annual Stockholder's Meeting must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than April 6, 2026.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, executive officers and any persons who own more than 10% of our common stock, to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC regulation to furnish us with copies of all Section 16(a) forms that they file. Based solely on its review of the copies of such forms furnished to us and written representations from the directors and executive officers, we believe that all Section 16(a) filing requirements were timely met in 2024.

Available Information

GoPro will mail without charge, upon written request, a copy of GoPro's Annual Report, including the financial statements and list of exhibits, and any exhibit specifically requested. Requests should be sent to:

GoPro, Inc.
3025 Clearview Way
San Mateo, California 94402
Attn: Investor Relations

"Householding" — Stockholders Sharing the Same Last Name and Address

The SEC has adopted rules that permit companies and intermediaries (such as brokers) to implement a delivery procedure called "householding." Under this procedure, multiple stockholders who reside at the same address may

receive a single copy of our Annual Report and proxy materials, including the Notice of Internet Availability, unless the affected stockholder has provided contrary instructions. This procedure reduces printing costs and postage fees and helps protect the environment as well.

This year, a number of brokers with account holders who are GoPro stockholders will be "householding" our Annual Report and proxy materials, including the Notice of Internet Availability. A single Notice of Internet Availability and, if applicable, a single set of Annual Report and other proxy materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. Stockholders may revoke their consent at any time by contacting Broadridge Financial Solutions by calling 1-866-540-7095 or writing to: Broadridge House Holding Department, 51 Mercedes Way, Edgewood, NY 11717.

Upon written or oral request, GoPro will promptly deliver a separate copy of the Notice of Internet Availability and, if applicable, Annual Report and other proxy materials to any stockholder at a shared address to which a single copy of any of those documents was delivered. To receive a separate copy of the Notice of Internet Availability and, if applicable, Annual Report and other proxy materials, you may write GoPro's Investor Relations department at 3025 Clearview Way, San Mateo, California 94402, Attn: Investor Relations.

Any stockholders who share the same address and currently receive multiple copies of GoPro's Notice of Internet Availability or Annual Report and other proxy materials who wish to receive only one copy in the future can contact their bank, broker or other holder of record to request information about householding or GoPro's Investor Relations department at the address or telephone number listed above.

OTHER MATTERS

The Board does not presently intend to bring any other business before the Annual Meeting and, so far as is known to the Board, no matters are to be brought before the Annual Meeting except as specified in the Notice of Annual Meeting of Stockholders. As to any business that may arise and properly come before the Annual Meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of the persons voting such proxies.

APPENDIX A

Reconciliation of GAAP to Non-GAAP Financial Measures

We report diluted net income (loss) per share in accordance with United States generally accepted accounting principles (GAAP) and on a non-GAAP basis. Additionally, we report non-GAAP adjusted EBITDA. We use non-GAAP financial measures to help us understand and evaluate our core operating performance and trends, to prepare and approve our annual budget, and to develop short-term and long-term operational plans. Our management uses and believes that investors benefit from referring to these non-GAAP financial measures in assessing our operating results. These non-GAAP financial measures should not be considered in isolation from, or as an alternative to, the measures prepared in accordance with GAAP, and are not based on any comprehensive set of accounting rules or principles. We believe that these non-GAAP measures, when read in conjunction with our GAAP financials, provide useful information to investors by facilitating:

- the comparability of our on-going operating results over the periods presented;
- the ability to identify trends in our underlying business; and
- the comparison of our operating results against analyst financial models and operating results of other public companies that supplement their GAAP results with non-GAAP financial measures.

These non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP. Some of these limitations are:

- adjusted EBITDA does not reflect income tax expense (benefit), which may change cash available to us;

- adjusted EBITDA does not reflect interest income (expense), which may reduce cash available to us;

- adjusted EBITDA excludes depreciation and amortization and, although these are non-cash charges, the property and equipment being depreciated and amortized often will have to be replaced in the future, and adjusted EBITDA does not reflect any cash capital expenditure requirements for such replacements;

- adjusted EBITDA excludes the amortization of point of purchase (POP) display assets because it is a non-cash charge, and is treated similarly to depreciation of property and equipment and amortization of acquired intangible assets;

- adjusted EBITDA and non-GAAP net income (loss) exclude restructuring and other related costs which primarily include severance-related costs, stock-based compensation expenses, manufacturing consolidation charges, facilities consolidation charges recorded in connection with restructuring actions, including right-of-use asset impairment charges (if applicable), and the related ongoing operating lease cost of those facilities recorded under ASC 842, *Leases*. These expenses do not reflect expected future operating expenses and do not contribute to a meaningful evaluation of current operating performance or comparisons to the operating performance in other periods;

- adjusted EBITDA and non-GAAP net income (loss) exclude stock-based compensation expense related to equity awards granted primarily to our workforce. We exclude stock-based compensation expense because we believe that the non-GAAP financial measures excluding this item provide meaningful supplemental information regarding

operational performance. In particular, we note that companies calculate stock-based compensation expense for the variety of award types that they employ using different valuation methodologies and subjective assumptions. These non-cash charges are not factored into our internal evaluation of non-GAAP net income (loss) as we believe their inclusion would hinder our ability to assess core operational performance;

• adjusted EBITDA and non-GAAP net income (loss) excludes a gain on insurance proceeds because it is not reflective of ongoing operating results in the period, and the frequency and amount of such gains vary;

• non-GAAP net income (loss) excludes acquisition-related costs including the amortization of acquired intangible assets (primarily consisting of acquired technology), the impairment of acquired intangible assets (if applicable), as well as third-party transaction costs incurred for legal and other professional services. These costs are not factored into our evaluation of potential acquisitions, or of our performance after completion of the acquisitions, because these costs are not related to our core operating performance or reflective of ongoing operating results in the period, and the frequency and amount of such costs vary significantly based on the timing and magnitude of our acquisition transactions and the maturities of the businesses being acquired. Although we exclude the amortization of acquired intangible assets from our non-GAAP net income (loss), management believes that it is important for investors to understand that such intangible assets were recorded as part of purchase accounting and can contribute to revenue generation;

• non-GAAP net income (loss) excludes a gain on the sale and/or license of intellectual property. This gain is not related to our core operating performance or reflective of ongoing operating results in the period, and the frequency and amount of such gains are inconsistent;

• non-GAAP net income (loss) includes income tax adjustments. In the first quarter of 2024, we revised our income tax adjustments to reflect the current and deferred income tax expense (benefit) and the effect of non-GAAP adjustments to better align with SEC guidance. For comparative purposes, we have revised the prior year income tax adjustments to reflect current and deferred income tax expense (benefit) and the effect of non-GAAP adjustments. Additionally, in the second quarter of 2024, we revised the first quarter of 2024 income tax adjustment to exclude the establishment of a valuation allowance on the United States federal and state deferred tax assets;

• GAAP and non-GAAP net income (loss) per share includes the dilutive, tax effected cash interest expense associated with our 2025 Notes in periods of net income, as if converted at the beginning of the period; and

• other companies may calculate these non-GAAP financial measures differently than we do, limiting their usefulness as comparative measures.

The following table presents a reconciliation of operating loss to non-GAAP operating loss:

(in thousands)	Year ended December 31, 2024
GAAP operating loss	$ (135,033)
Stock-based compensation	29,132
Acquisition-related costs	2,352
Restructuring and other costs	23,222
Non-GAAP operating loss	$ (80,327)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

Commission file number: 001-36514

GOPRO, INC.

(Exact name of registrant as specified in its charter)

Delaware	**77-0629474**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
3025 Clearview Way	
San Mateo, California	**94402**
(Address of principal executive offices)	*(Zip Code)*

(650) 332-7600

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.0001 par value	**GPRO**	**NASDAQ Global Select Market**

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☑
		Smaller reporting company	☐
Non-accelerated filer	☐	Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☑

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2024, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $178,616,000 based upon the closing price reported for such date on The Nasdaq Global Select Market.

As of February 28, 2025, 131,169,181 and 26,258,546 shares of Class A and Class B common stock were outstanding, respectively.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its 2025 Annual Meeting of Stockholders (the "Proxy Statement"), to be filed within 120 days of the registrant's fiscal year ended December 31, 2024, are incorporated by reference in Part II and Part III of this Annual Report on Form 10-K. Except with respect to information specifically incorporated by reference in this Annual Report on Form 10-K, the Proxy Statement is not deemed to be filed as part of this Annual Report on Form 10-K.

GoPro, Inc.

Index

PART I.

Special note regarding forward-looking statements

This Annual Report on Form 10-K of GoPro, Inc. (GoPro or we or the Company) includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact, including statements regarding guidance, industry prospects, product and marketing plans, or future results of operations or financial position, made in this Annual Report on Form 10-K are forward-looking. To identify forward-looking statements, we use words such as "expect," "anticipate," "believe," "may," "will," "estimate," "intend," "target," "goal," "plan," "likely," "potentially," or variations of such words and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their date. If any of management's assumptions prove incorrect or should unanticipated circumstances arise, the Company's actual results could materially differ from those anticipated by such forward-looking statements. The differences could be caused by a number of factors or combination of factors including, but not limited to, those factors identified and detailed in Item 1A. Risk Factors. Forward-looking statements include, but are not limited to, statements regarding our plans to improve product offerings in Item 1. Business and other sections of this Annual Report on Form 10-K, projections of results of operations, research and development plans, marketing plans, plans to invest in and expand our global retail and distribution footprint, and revenue growth drivers; plans to manage our operating expenses effectively; plans to drive profitability, including our restructuring plans and the improved efficiencies in our operations that such plans may create; our ability to achieve profitability if there are delays in our product launches; the impact of negative macroeconomic factors including fluctuating interest rates and inflation, market volatility, economic recession concerns, and potential occurrence of a temporary federal government shutdown; the ability for us to grow camera sales to drive meaningful volume and subscription growth; the ability for us to maintain camera sales sufficient to drive meaningful volume, revenue, and subscriber base; our ability to acquire and retain subscribers; the impact of competition on our market share, revenue, and profitability; the effects of global conflicts and geopolitical issues such as the conflicts in the Middle East, Ukraine or China-Taiwan relations on our business; the impact of recent tariffs; plans to settle the note conversion in cash; expectations regarding the volatility of the Company's tax provision and resulting effective tax rate and projections of results of operations; the outcome of pending or future litigation and legal proceedings; the threat of a security breach or other disruption including cyber-attacks; and any discussion of the trends and other factors that drive our business and future results, as discussed in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, and other sections of this Annual Report on Form 10-K including but not limited to Item 1A. Risk Factors. Readers are strongly encouraged to consider the foregoing when evaluating any forward-looking statements concerning the Company. The Company does not undertake any obligation to update any forward-looking statements in this Annual Report on Form 10-K to reflect future events or developments.

Risk Factor Summary

Our business is subject to numerous risks and uncertainties, including those described in Item 1A. Risk Factors on this Annual Report on Form 10-K. These risks include, but are not limited to the following:

- *We have incurred substantial operating losses in the past year, and we may not be able to achieve revenue growth or profitability in the future, and if revenue growth or profitability is achieved, we may not be able to sustain it.*

- *We are taking a multi-pronged approach to regaining profitability with a focus on continued innovation and new product introductions while effectively managing and implementing cost-saving measures where appropriate, which may not be effective to restore profitability in our business.*

- *We may not be able to acquire and retain subscribers at all or at historical rates and may decrease which could adversely impact our results of operations and our ability to be profitable.*

- *Our ability to be profitable relies, in part, on development of effective sales channels and marketing efforts. We depend upon maintaining and developing effective sales channels between our retailers and distributors, as well as direct-to-consumer via GoPro.com, and to develop and implement effective marketing strategies.*

- *To remain competitive and stimulate consumer demand, we must effectively manage product introductions, product transitions, and product pricing.*

- *The digital imaging market is highly competitive. Further, competition has intensified in digital imaging as new market entrants and existing competitors have introduced new products and more competitive offerings into our markets. Increased competition could result in a loss of our market share and a decrease in our revenue and profitability.*

- *Future growth depends on our ability to develop new products for new markets with the goal to expand our core community of customers, and we may not be successful in doing so.*

- *Due to seasonal consumer shopping patterns for our products, if sales fall short of projections, our overall financial condition and results of operations could be adversely affected.*

- *We may not be able to secure additional financing on favorable terms, or at all, to meet our future capital needs.*

- *Due to the nature of our business, we are heavily reliant on third parties outside of our control both in terms of our suppliers and for our operations.*

- *We face substantial risks related to inventory, purchase commitments, and long-lived assets, and we could incur material charges related to these items that adversely affect our operating results.*

- *Adverse changes to trade agreements, trade policies, tariffs and import/export regulations may have a negative effect on our business and results of operations.*

- *Security, data breaches and cyber-attacks could disrupt our web platform, products, services, internal operations, information technology systems, or those of our strategic partners, and any such disruption could reduce our expected revenue, increase our expenses, damage our reputation, and cause our stock price to decline significantly.*

- *Our international operations account for a significant portion of our revenue and operating expenses and are subject to challenges and risks. Adverse developments in global economic or geopolitical conditions, or the occurrence of other world events, could materially adversely affect our revenue and results of operations.*

- *Our gross margin can vary significantly depending on multiple factors, which can result in unanticipated fluctuations in our operating results.*

- *Our success depends on our ability to maintain the value and reputation of our brand.*

- *Consumers may be injured while engaging in activities with our products, and we may be exposed to claims, or regulations could be imposed, which could adversely affect our brand, operating results, and financial condition.*

- *We may be subject to warranty claims that could result in significant direct or indirect costs, or we could experience greater returns from retailers and customers than expected, which could harm our business and operating results.*

- *We use artificial intelligence in our business, and its improper use or unintended consequences could adversely affect our reputation and our results of operations.*

- *Our intellectual property and proprietary rights may not adequately protect our products and services, and our business may suffer if third parties infringe our rights.*

- *We have been, and in the future may be, subject to intellectual property and proprietary rights claims from third parties and may be sued by third parties for alleged infringement.*

- *If we are unable to maintain, license, or acquire rights to include intellectual property owned by others in the products, services or content distributed by us, our marketing, sales or future business strategy could be affected, or we could be subject to lawsuits relating to our use of this content.*

Item 1. Business

Overview

GoPro helps the world capture and share itself in immersive and exciting ways. Our cameras, mountable and wearable accessories, subscription and service, and implied post contract support have generated substantially all of our revenue. We sell our products globally through retailers, distributors, and on GoPro.com.

Our product offerings include cameras, mounts and accessories, lifestyle gear, applications, and subscription and services. See Products for additional information.

Our strategy

Helping our consumers capture and share their experiences in immersive and exciting ways is at the core of our mission and business. We are committed to developing solutions that create an easy, seamless experience for consumers to capture, create, and share engaging personal content with a focus on enabling capture beyond the phone, targeting markets where GoPro can add value, performance, and differentiation. When consumers use our cameras, accessories, and subscription and services, they often generate and share content that increases awareness for GoPro, driving a virtuous cycle and a self-reinforcing demand for our cameras, accessories, and subscription and services. We believe revenue growth will be driven by the introduction of new types and categories of cameras, accessories, lifestyle gear, and subscription and service offerings. Additionally, we believe our investments in hardware, cloud, and mobile software solutions have yielded a solid foundational experience for consumers that we will continue to build upon in 2025. Consumers can choose between numerous channels to purchase our hardware products, which are sold through a global network of retailers and GoPro.com. In addition, consumers may purchase our subscriptions through GoPro.com or via the Quik mobile app.

Products

Cameras

- *HERO13 Black* is our flagship camera launched in September 2024, featuring our GP2 processor, HyperSmooth 6.0 image stabilization, hybrid-log gamma (HLG) high dynamic range (HDR) photos and videos in 5.3K at 60 frames per second (FPS) and 4K at 60 FPS, and a higher capacity battery resulting in longer runtimes and improved thermal performance. HyperSmooth 6.0 image stabilization features AutoBoost, which analyzes up to 4x more data compared to HyperSmooth 5.0 while supporting 360-degree Horizon Lock. The HERO13 Black also includes 10-bit color video at up to 5.3K video at 60 FPS, 27-megapixel photo resolution, 8:7 aspect ratio video for a larger vertical field of view, HyperView, which allows for a 16:9 field of view, Superview, and Horizon Leveling. The HERO13 Black also includes a front-facing and rear touch display, TimeWarp 3.0, a Timecode Sync feature, and a Night Effects Time Lapse feature. Additionally, we offer our HERO13 Black Creator Edition, which combines the HERO13 Black, Volta, Enduro Battery, Media Mod, and Light Mod to create professional-quality videos. We also offer two new Mods for the HERO13 Black to allow users to transform their HERO13 Black into a production powerhouse. The Ultra Wide Lens Mod is an ultra

wide-angle digital lens for 4K video at 60 FPS, the Macro Lens Mod allows the HERO13 Black to focus on objects 4x closer than prior generation cameras. We expect the Anamorphic Lens Mod to be available in the first quarter of 2025, which captures ultra wide-angle footage with reduced distortion and lets anyone tell their stories using the 21:9 aspect ratio used in feature films.

- *HERO12 Black* features our GP2 processor, HyperSmooth 6.0 image stabilization, high dynamic range (HDR) photos and videos in 5.3K at 60 FPS and 4K at 60 FPS, and wireless audio support for Apple AirPods and other Bluetooth devices. The HERO12 Black also includes 10-bit color video at up to 5.3K video at 60 FPS, 27-megapixel photo resolution, 8:7 aspect ratio video for a larger vertical field of view, and HyperView, which allows for a 16:9 field of view. The HERO12 Black also includes the Enduro Battery, which improves the camera performance in both cold and moderate temperatures, a front-facing and rear touch display, TimeWarp 3.0, a Timecode Sync feature, and a Night Effects Time Lapse feature. Our HERO12 Black Creator Edition is an all-in-one content capturing bundle that makes vlogging, filmmaking and live streaming easier than ever. HERO12 Black Creator Edition combines the HERO12 Black, Volta, Enduro Battery, Media Mod, and Light Mod to create professional-quality videos. We also offer prior generation flagship cameras such as the HERO11 Black and HERO10 Black cameras.

- *HERO* launched in 2024, and is our smallest and lightest version of a HERO camera featuring a one-button design and touch display. The HERO camera can shoot videos at up to 4K at 30 FPS and in 4:3 aspect ratio for a wider, more immersive video, captures photos with 12-megapixel resolution, and has a slow-motion setting of up to 2.7K at 60 FPS. The HERO camera captures content with a wide field of view lens so that HyperSmooth image stabilization can be applied in the Quik app.

- *MAX* is our waterproof 360-camera featuring MAX HyperSmooth image stabilization, 360-degree MAX TimeWarp Video, MAX SuperView, PowerPano, built-in mounting, high-quality audio, live streaming, voice control and a front facing touch display. MAX HyperSmooth provides high performance video stabilization, while MAX SuperView provides a wide field of view. PowerPano allows users to capture a 6.2mp, 270-degree panoramic photo with the push of a button and creates an artifact-free shot of action or movement. Our MAX camera features six built-in microphones that allows users to capture immersive 360-degree audio and directional audio for vlogging, and includes a MAX Enduro battery which increases recording time and improves cold-weather performance. The Quik app also includes editing tools for our MAX camera such as subject tracking and keyframe-based reframing.

Mounts and accessories. We offer a wide range of mounts and accessories, either bundled with a camera or sold separately, that enhance the functionality and versatility of our cameras, and enable consumers to capture their experiences during a variety of activities or moments from different viewpoints. We also produce and sell camera attachments called Mods, which allow users to transform their HERO13 Black, HERO12 Black, and HERO11 Black cameras into a production powerhouse. The Ultra Wide Lens Mod for the HERO13 Black is an ultra wide-angle digital lens for 4K video at 60 FPS, the Macro Lens Mod allows the HERO13 Black to focus on objects 4x closer than prior generation cameras and the ND Filter 4-Pack allows the HERO13 Black to create motion blur. We expect the Anamorphic Lens Mod for the HERO13 Black to be available in the first quarter of 2025, which captures ultra wide-angle footage with reduced distortion and lets anyone tell their stories using the 21:9 aspect ratio used in feature films. The Media Mod provides an integrated directional microphone, the Light Mod illuminates a scene and the Display Mod allows users to frame themselves during self-capture. These three Mods are compatible with the HERO13 Black, HERO12 Black and HERO11 Black cameras. In addition, we offer Max Lens Mod 2.0 that brings Max HyperSmooth video stabilization and an ultra-wide-angle digital lens for photos and videos to the HERO13 Black and HERO12 Black cameras. Other equipment-based mounts include helmet, handlebar, roll bar and tripod mounts. Our 3-way mount is a 3-in-1 mount that can be used as a camera grip, extension arm or tripod, and our floating mounts such as the Handler and Floaty, allow our cameras to float in water. We also enable consumers to wear mounts on their bodies with the use of our magnetic swivel clip, chest harness and head strap. Additionally, we offer spare batteries, dive filters and charging accessories, and cables to connect our GoPro cameras to computers, laptops, and television monitors. Our accessories expand the features, versatility, and convenience of our cameras.

Subscriptions

- *Premium subscription* is a subscription service that includes unlimited cloud storage of GoPro content supporting source video and photo quality, damaged camera replacement, cloud storage up to 25 gigabytes

(GB) of non-GoPro content, the delivery of highlight videos automatically via our mobile app when GoPro camera footage from compatible cameras is uploaded to the user's GoPro cloud account using Auto Upload, access to a high-quality live streaming service on GoPro.com as well as discounts on GoPro cameras, lifestyle gear, mounts and accessories. Our HERO5 Black and newer cameras automatically upload photos and videos to a subscriber's GoPro account at the highest possible quality, while our HERO7 Black and newer cameras can access our live-streaming service.

- *Premium+ subscription* launched in February 2024, and is a subscription service that includes all the same features included in our Premium subscription, cloud storage up to 500 GB of non-GoPro content, and HyperSmooth Pro. HyperSmooth Pro offers HyperSmooth Pro stabilization with real time playback, lens correction, batch export, the reframe tool, frame grab and trim tool.

- *Quik subscription* is an important offering in expanding our total addressable market (TAM) to those who value organizing the visual moments of their lives with footage from any phone or camera. Quik subscribers can conveniently share their favorite photos or videos to the Quik mobile app where those special "keeper" photos or videos will be added to a private "Mural" feed within the app. The Quik subscription provides access to a suite of powerful yet simple single-clip and multi-clip editing tools which allows users to edit photos or videos and create cinematic stories to showcase their life moments.

Applications. We offer mobile and web applications, and desktop plugins that provide a complete media workflow for archiving, editing, multi-clip story creation, and sharing content on the fly. Our Quik mobile app provides the primary experience for users of the Premium+, Premium and Quik subscriptions and is an integration point for GoPro camera owners into the GoPro software ecosystem. The primary goal of the Quik mobile app is to enable users to get the most out of their favorite photos and videos from any phone or camera. This includes a simplified but powerful experience for offloading, backup, editing, story creation and sharing of user's media. Our GoPro Reframe plugin for Adobe Premier Pro and Adobe After Effects provides users with creative control over footage and enabling reframing, animated movements, motion blur transitions, and adjustments to lens curvature. Our Quik mobile app makes it easy for users to get the most out of their favorite photos and videos no matter which phone or camera is used to capture the footage.

Lifestyle Gear. We offer a lifestyle gear lineup that melds our signature design and versatility across a line of bags, backpacks. and cases. We also offer an exclusive line of t-shirts, hats, and other soft goods that capture the spirit of the brand.

Seasonality

Historically, we have typically experienced the highest levels of total revenue and channel inventory sell-through in the fourth quarter of the year, coinciding with the holiday shopping season, particularly in the United States and Europe. However, total revenue in the fourth quarter of 2024 did not continue this trend due to a number of factors, including macroeconomic conditions, competition, and a delay in an expected hardware product release. In the fourth quarter of 2024, channel inventory sell-through continued the historical trend. While we have implemented operational changes aimed at reducing the impact of fourth quarter seasonality on full year performance, timely and effective product introductions, whether just prior to the holiday season or otherwise, and forecasting, are critical to our operations and financial performance.

Segment information and geographic data

We operate as one reportable segment. Financial information about geographic areas is presented in Note 11 Concentrations of risk and geographic information, to the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K.

Research and development

We are passionate about developing new and innovative hardware products, and subscription and services that inspire our consumers and enhance our brand. We are constantly innovating to deliver better performance, expanded functionality, and increased convenience to enhance the appeal of our hardware products, and subscription and services. We strive to be a market leader by consistently introducing innovative hardware products, software, and services that offer optimal performance.

We have a user experience-driven approach to hardware and software product development and our CEO leads hardware and software product design. By engaging with customers, consumers, and opinion leaders in our core markets around the world, our development team strives to introduce meaningful and empowering new features that expand the versatility and performance of our hardware and software products. We also benefit from input received from our in-house production team, our sponsored athletes, and our brand advocates that regularly travel the world capturing content using our hardware and software products. We believe leveraging this input will help refine our existing hardware and software products and influence future products that give us a competitive advantage.

Our engineering team supports the development of cameras, related mounts and accessories, firmware, and software. Our hardware engineering team is responsible for developing solutions to support the concepts developed by our product team. These solutions include GoPro's custom designed system-on-chip, which allows our cameras to perform advanced image computation, unparalleled image quality and next-level image stabilization, new image silicon processors, image sensors and lenses, as well as the core algorithms that enable the systems to operate and provide optimal performance and features. Our hardware engineering team also integrates these innovations and firmware into our product designs, and develops our cameras, mounts, and accessories.

Our software engineering team develops applications that enhance the functionality of our hardware and software products and facilitate the management, editing, sharing, and viewing of content. These applications are being developed for mobile, web-based platforms and plugins. Our core technologies include rendering engines to enable smooth video playback and editing, algorithms for moment identification, automatic story creation as well as cloud-based media storage, analysis, and playback. Our software engineering team also manages our cloud and web platforms that power our application experiences and direct-to-consumer channel via GoPro.com.

Manufacturing, logistics, and fulfillment

Our hardware products are designed and developed in the United States, France, China, and Romania, and a majority of our manufacturing is outsourced to contract manufacturers located in China, Thailand and Vietnam. We believe that using outsourced manufacturing enables greater scale and flexibility than establishing our own manufacturing facilities. Several key strategic parts are purchased from suppliers by us and then consigned to our manufacturers, while the vast majority of parts are procured directly by our contract manufacturers. Our strategic commodities team manages the pricing and supply of the key components of our cameras, including digital signal processors, sensors and lenses, and we leverage their expertise to achieve competitive pricing on the largest value-add components and leverage our contract manufacturers' volume purchases for best pricing on common parts.

We have third-party facilities in China and Thailand for final pack-out of our finished cameras and accessories. These finished cameras and accessories are shipped to outsourced fulfillment centers in the United States, as well as Hong Kong, Japan, and Netherlands that deliver our hardware products to our customers.

Sales channels and customers

We offer our hardware products in over 80 countries through our retail sales channel to retailers and distributors, and through our direct-to-consumer sales channel via GoPro.com. In 2024 and 2023, GoPro.com revenue, which includes subscription and service revenue, represented 25% and 30% of our net revenue, respectively, and retail accounted for 75% and 70% of our net revenue, respectively.

Direct sales

We sell directly to most of our retailers in the United States, some of our retailers in Europe, and through GoPro.com to consumers worldwide.

Independent specialty retailers. We use a network of location-based independent manufacturer representatives to sell our hardware products to independent specialty retailers in the United States, focused on sports and consumer activity capture markets. Our representatives provide highly personalized service to these retailers, including in-store merchandising, taking orders, and providing clinics to educate retail sales personnel about GoPro products and services. We also have an internal, regionally focused sales team that provides a secondary

level of service to both the independent specialty retailers and manufacturer representatives. Independent specialty retailers generally carry our higher end hardware products, targeting their core customers who we believe tend to be early adopters of new technologies. Independent specialty retailers outside of the United States represent a similarly important sales channel for us, and we reach these customers indirectly through our network of international distributors.

Big box retailers. We sell to large retailers with a global or national presence, including Amazon.com, Inc., Best Buy, Inc., Target Corporation, and Walmart, Inc. We support these retailers with a dedicated and experienced sales management team that we believe enables us to reduce channel conflict.

Mid-market retailers. We also sell to retailers with a large regional or national presence, often focused on specific verticals such as consumer electronics, sporting goods, military, hunting and fishing, and motorsports. In the United States, we sell directly to these mid-market retailers through our experienced sales teams assigned to particular accounts and regions.

GoPro.com. We sell our full line of hardware and software products to consumers worldwide through our online store at GoPro.com, which we market through online and offline advertising. GoPro.com revenue, which includes subscription and service revenue, represented 25%, 30%, and 38% of net revenue for 2024, 2023, and 2022, respectively.

Distribution

We sell to approximately 65 distributors who resell our hardware products to retailers in international and domestic markets. We have dedicated sales personnel focused on providing a high level of service to these distributors, including assisting with hardware product mix planning, channel marketing and in-store merchandising, development of marketing materials, order assistance and educating the distributors' sales personnel about GoPro hardware products.

In-store merchandising

Our in-store merchandising strategy focuses on our iconic GoPro-branded, video-enabled point of purchase (POP) merchandising displays located in nearly all retail outlets where our hardware products are sold. These displays showcase GoPro videos and present our hardware and software product ecosystem in a customer-friendly manner. Our larger retailers help us represent a broader range of GoPro hardware products due to their in-store deployment of our larger and custom POP displays. As of December 31, 2024 and 2023, we had approximately 30,000 and 28,000 POP displays, respectively, in retail outlets worldwide.

Marketing and advertising

Our marketing and advertising programs are focused on engaging consumers by exposing them to compelling GoPro content and educating them about new hardware features, as well as the power of our solutions for software editing (mobile and web applications) and content management. We believe this approach enhances our brand while demonstrating the performance, durability, and versatility of our hardware and software products. Our marketing and advertising efforts span a wide range of consumer interests and leverage both traditional consumer marketing and lifestyle marketing strategies.

Consumer marketing. Social media plays an important role in our consumer marketing strategy as an awareness driver and opportunity to engage directly with our community. Our consumers capture and share GoPro content on social media platforms including Facebook, Instagram, X (formerly known as Twitter), and YouTube. As of December 31, 2024, we reached a total of 53.6 million followers across all social media platforms and we reached a total of 4.7 billion views on GoPro's YouTube channel. We also integrate user-generated content and GoPro originally produced content into advertising campaigns across various platforms including television, print, online, billboards, and other out-of-home advertising, and at consumer and trade facing events. This content also supports our in-store channel marketing efforts, appearing on our POP displays and other in-store marketing materials. We continue to believe GoPro content remains a significant asset that builds awareness for our brand and hardware and software products.

Lifestyle marketing. Our lifestyle marketing programs focus on expanding GoPro brand awareness by engaging consumers through relationships with key influencers, event promotions, and other outreach efforts. We cultivate strong relationships with influential athletes, celebrities, entertainers, and brands, all of whom use our products to create and share engaging content with their own fans and consumers.

Competition

The market for cameras is highly competitive and characterized by frequent hardware and software product introductions and rapid technological advances. We believe the principal competitive factors impacting the market for our hardware and software products include quality, reliability and user experience, price and performance, design innovation, brand recognition, marketing and distribution capability, service and support, and brand reputation.

We compete against established, well-known camera manufacturers such as Canon Inc. and Nikon Corporation, as well as large, diversified electronics companies such as, Samsung Electronics Co. and Sony Corporation and specialty companies such as Garmin Ltd., the Ricoh Company, Ltd., Arashi Vision Inc. (Insta360), and SZ DJI Technology Co., Ltd. We believe we compete favorably with these companies' products. Our durable and versatile hardware product design facilitates increased functionality and wearability, and we offer a variety of mounts and other accessories that enable a wide range of consumer use cases that are difficult for other competing products to address. Further, we offer many professional-grade features, many of which are patented, within our camera and 360-camera product offerings at attractive consumer price points, including our HyperSmooth 6.0, in-camera horizon leveling that keeps shots smooth and level, and for our 360 experience, MAX SuperView and PowerPano. MAX SuperView provides a wide field of view while PowerPano allows users to capture a 6.2mp, 270-degree panoramic photo with the push of a button and creates an artifact-free shot of action or movement. We also provide users with a mobile application that enhances the overall GoPro experience. Moreover, we believe we have achieved significant brand recognition in our target vertical markets. We believe our years of experience working with active and influential consumers contributes to our ability to develop attractive hardware and software products and establishes the authenticity of our brand, thereby differentiating us from current and potential competitors.

Smartphones and tablets with photo and video functionality have significantly displaced the market for traditional camera sales, and the makers of those devices also have mobile and other content editing applications and storage for content captured with those devices. Our Quik mobile app, and subscription and service offerings may not be as compelling a solution as those offered by other companies, such as Apple, Inc. and Google, although the Quik mobile app supports content from other platforms including content from iOS and Android. It is possible that, in the future, the manufacturers of such devices, such as Apple, Google, and Samsung, may continue to design their products for use in a range of conditions, including challenging physical environments and waterproof capabilities, or develop products with features similar to ours. In addition, new companies may emerge and offer competitive products directly in our category.

Intellectual property

Intellectual property is an important aspect of our business. GoPro is a leading innovator that holds a comprehensive portfolio of intellectual property rights. Our practice is to seek protection for our intellectual property in the United States and certain jurisdictions globally, as appropriate. To establish and protect our proprietary rights and confidential information, we rely upon a combination of trademark, copyright, patent, trade secrets, and other forms of intellectual property rights, as well as contractual restrictions such as confidentiality agreements, licenses, and intellectual property assignment agreements with employees, contract manufacturers, distributors, and others.

Our trademarks, including "GOPRO," "HERO," and the GoPro logos, among others, are a critical component of the value of our business. We believe the strength of our trademarks, service marks, and trade dress have generated considerable brand loyalty, distinction, and renown among our customers and prospective customers.

GoPro's patent portfolio reflects our leadership in the high-tech and electronics industry. As of December 31, 2024, we had approximately 1,465 issued patents and 366 patent applications pending in the United States, and 873 corresponding issued patents and 66 patent applications pending in foreign jurisdictions. Our patents cover

technology and product areas that include cameras, mounts, accessories, digital imaging, image processing, image stabilization, operational firmware and software, post-processing software, mobile and cloud software, as well as the ornamental aspects of our hardware and software products. Our patents expire at various times, and no single patent or other intellectual property right is solely responsible for protecting GoPro's products, software, and services. GoPro continues to invest in protecting its expanding innovation through ongoing development of its patent portfolio. We continually assess our innovations, including their patentability, and regularly file patent applications to protect our innovations and technologies that come from our research, development, and design.

We take active measures to protect our intellectual property against unauthorized third-party use, including misuse of our patents, copyrights, trademarks, and other proprietary rights. We monitor online marketplaces for infringing, knock-off, or counterfeit products and take action to remove those products. We have and expect to continue to take legal action to enforce our intellectual property and proprietary rights when appropriate.

Despite these protections and efforts, we may be unable to prevent third parties from using our intellectual property without our authorization, challenging the validity of our intellectual property, breaching any nondisclosure or confidentiality agreements with us, or independently developing products that are similar to ours without infringing our intellectual property, particularly in those countries where the laws do not protect our proprietary and intellectual property rights as fully as in the United States.

Human capital

We are continually investing in the engagement and retention of our current global workforce by creating an inclusive workplace, providing market-competitive benefits to support our employees' health and well-being, and fostering a learning environment in support of their growth and development. As of December 31, 2024, we employed 696 people.

We believe that when our people thrive, our business thrives. GoPro invests in employee engagement through our Employee Resource Groups (ERGs). ERGs enhance the employee experience by building community and connection amongst employees, expanding education and awareness, creating opportunities for professional development and providing valuable feedback to our People Team.

Employee Development and Training

We prioritize employee development and training, which we believe has a direct impact on employee growth, engagement and retention. To support managers and individual contributors within the company, we provide training and development opportunities through our online portal, Opportunity Lab. Opportunity Lab enables employees to access self-directed web-based courses focused on topics such as emotional intelligence, leading change, intercultural communication, feedback and career development planning. We also offer employee development through our Mentorship Program. This program supports the employees' professional development while expanding their network with our senior leaders.

Our leadership development and coaching programs focus on individual leadership growth, building trust and relationships with peers and sharing best practices. We continue to optimize our organizational efficiency and collaboration by providing ongoing training on effective meeting management. We believe that employee development is a shared responsibility of employee and manager, through both formal feedback programs including goal-setting, and informal methods (e.g., stretch assignments and peer-to-peer learning). Through our Grow Pro Plan program, managers and employees reflect on their individual skills and areas for development, guided by our company competency framework, and by what specific areas the employee would like to develop each year. We have a robust talent calibration and succession planning process to ensure we fill the talent pipeline and identify any skills gaps with development plans.

Corporate and available information

We were originally incorporated as Woodman Labs, Inc. in California and began doing business as GoPro in February 2004. We reincorporated in Delaware in December 2011 and in February 2014, we changed our name to GoPro, Inc. Our principal executive offices are located at 3025 Clearview Way, San Mateo, California 94402, and our telephone number is (650) 332-7600. We completed our initial public offering in July 2014 and our Class

A common stock is listed on The Nasdaq Global Select Market under the symbol "GPRO." Our Class B common stock is neither listed nor traded on any stock exchange.

Our website address is www.gopro.com. Through a link on the Investor Relations section of our website, we make available the following filings as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission (SEC): our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. All such filings are available free of charge. The information posted on our website is not incorporated into this report. The SEC maintains a website that contains reports, proxy and information statements and other information regarding our filings at www.sec.gov.

Item 1A. Risk Factors

You should carefully consider the risks described below and all other information contained in this Annual Report on Form 10-K before making an investment decision. These risks could materially and adversely affect our business, financial condition, and results of operations. The risk factors below do not identify all risks that we face; our operations could also be affected by factors that are not presently known to us or that we currently consider to be immaterial to our operations. In that event, the trading price of our shares may decline, and you may lose part or all of your investment.

Risks related to our business and industry

We have incurred substantial operating losses in the past year, and we may not be able to achieve revenue growth or profitability in the future, and if revenue growth or profitability is achieved, we may not be able to sustain it.

In 2024, we incurred an operating loss of $135.0 million due to the combination of delayed product launches, competition, foreign exchange and the effect of macroeconomic conditions on our business. While we have taken and will continue to take actions to reduce our operating expenses, we cannot be certain that we will be able to return to profitability through a combination of revenue growth and gross margin improvement. For example, our annual revenue decreased from $1.09 billion in 2023 to $801.5 million in 2024. In addition, we incurred an operating loss of $75.5 million in 2023.

We may experience lower levels of revenue, or lower gross margin for a variety of reasons, including, among other factors: ineffective or untimely investments in product innovation and development; any delays or issues with our new product launches, such as the delayed launch of our next generation 360-camera from 2024 to 2025; increased advertising and marketing costs and/or ineffectiveness thereof; increasing freight rates; shipping delays; increased supply chain costs; increased costs; lower average sales pricing for our cameras; or a recession or other sustained adverse market events such as tariffs that materially impacts consumer purchases of discretionary items, such as our products. Currency exchange rate fluctuations may also negatively impact revenue and gross margin. For example, in 2023, our margins were negatively impacted by price protection charges, an increase in the proportionate volume of sales of our low margin entry-level price point cameras, a decrease of sales from GoPro.com, and the significant effect of foreign currency fluctuations that also worsened in 2024.

We may continue to experience fluctuating revenue, expenses, and profitability for a number of reasons, including other risks described in this Annual Report, and we may encounter unforeseen expenses, difficulties, complications, delays, and other unknown factors that impact our revenue growth or profitability.

We are taking a multi-pronged approach to regaining profitability with a focus on continued innovation and new product introductions while effectively managing and implementing cost-saving measures where appropriate, which may not be effective to restore profitability in our business.

In order to become profitable, and manage our margin, we must continue to innovate, develop and introduce new products on schedule, enhance our current product offerings, grow our customer base, and stimulate customer demand for new and next-generation products and services. Our product and service offerings are at the core of our business model.

In order to manage our profitability, we may also have to continue to reduce costs. We previously implemented company-wide restructurings of our business, including in March 2024, August 2024 and October 2024, resulting in a reduction in our global workforce, the elimination of certain open positions and reduction of certain office space, as well as the elimination of several high-cost initiatives, in order to optimize our cost structure and focus our resources on cameras, accessories, subscription and service, and tech-enabled helmets.

These reductions in force may result in unintended consequences and costs, such as the loss of institutional knowledge and expertise, attrition beyond the intended number of employees, decreased morale among our remaining employees, difficulty in recruiting employees in the future, and the risk that we may not achieve the anticipated benefits of the reduction in force. In addition, while positions have been eliminated, certain functions necessary to our operations remain, and we may be unsuccessful in distributing the responsibilities of departed employees among our remaining employees.

Furthermore, all of our employees, including our executive officers, are free to terminate their employment relationship with us at any time, and their knowledge of our business and industry may be difficult to replace. If key employees leave, we may not be able to fully integrate new personnel or replicate the prior working relationships, and our operations could suffer as a result.

Further, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. Fluctuations in the price of our Class A common stock may make it more difficult or costly to use equity compensation to motivate, incentivize and retain our employees. For example, since 2023, our closing stock price ranged from a high of $6.46 in the first quarter of 2023 to a low of $1.09 in the fourth quarter of 2024. If we are unable to attract and retain highly skilled personnel, we may not be able to achieve our strategic objectives, and our business, financial condition and operating results could be adversely affected.

The reduction in workforce could also make it difficult for us to pursue, or prevent us from pursuing, new opportunities and initiatives due to insufficient personnel, or require us to incur additional and unanticipated costs to hire new personnel to pursue such opportunities or initiatives. If we are unable to realize the anticipated benefits from the reductions in force, or if we experience significant adverse consequences from the reductions in force, our business, financial condition, and results of operations may be materially adversely affected. We may undertake further similar cost-saving initiatives, which may include additional restructuring or workforce reductions.

We may not be able to acquire and retain subscribers at all or at historical rates and may decrease which could adversely impact our results of operations and our ability to be profitable.

We have experienced high subscriber growth over the past several years, but we may not be able to sustain such growth in the future. For example, our subscriber growth slowed to 1% from 12% when comparing subscriber count for the twelve months ending on December 31, 2024 and 2023, respectively. Our subscription service is the highest gross margin product we offer. Our revenue growth and profitability are dependent on our ability to continuously attract and retain subscribers, and we cannot be certain that efforts to do so will be successful. Any changes to our subscription offerings, or increases to the offering costs, could have an adverse effect on the success and profitability of our subscription service, attracting new subscribers and retaining existing subscribers. There are many factors that could lead to slowing subscriber growth or a decline in subscribers, including a decline in camera sales, attach rates or retention rates, our failure to introduce new features, benefits, products, or services that customers desire, changes to existing products, services, and pricing that are not favorably received by our customers, or changes in the perceived value of our offerings. If the attach rate is less than what we forecasted, this could have a negative impact on our overall subscriber growth plans. A decline in subscribers could have an adverse effect on our business, financial condition, and operating results.

Our ability to be profitable relies, in part, on development of effective sales channels and marketing efforts. We depend upon maintaining and developing effective sales channels between our retailers and distributors, as well as direct-to-consumer via GoPro.com, and to develop and implement effective marketing strategies.

Any reduction in sales by our retail and distribution channels could adversely affect our revenue, operating results, and financial condition. We depend on retailers to provide adequate and attractive space for our products and

point-of-purchase (POP) displays in their stores and acquiesce to our policies. Some retailers have carried and displayed less inventory, as a result of macroeconomic factors, theft, or lack of available inventory at certain price points or in certain product categories, which has impacted sales. We further depend on our retailers to employ, educate, and motivate their sales personnel to effectively sell our products. If our retailers do not adequately display our products, choose to reduce the space for our products and POP displays in their stores or locate them in less than premium positioning, or choose not to carry some or all of our products or promote competitors' products over ours or do not effectively explain to customers the advantages of our products, our sales could decrease and our business could be harmed. Increasing retail and distributor sales requires significant investment and resources. For example, we expect continued investment in new POP displays and updating existing POP displays for both existing stores and new retailers which we believe will attract, inform consumers, and assist sales personnel to effectively sell our products; however, there can be no assurance that this investment will lead to increased revenue and profit.

Our ten largest third-party customers, measured by the revenue we derive from them, accounted for 44%, 44% and 41% of our revenue in 2024, 2023, and 2022, respectively. One retailer accounted for 9%, 9.98% and 8% of our revenue for 2024, 2023, and 2022, respectively. The loss of a small number of our large customers, or the reduction in business with one or more of our large customers, could have a significant adverse effect on our operating results. In addition, we may choose to temporarily or permanently stop shipping product to customers who do not follow the policies and guidelines in our sales agreements, which could have a material negative effect on our revenues and operating results. Our sales agreements with these large customers do not require them to purchase any contractual amount of our products annually and we grant limited rights to return product to some of these large customers.

Additionally, our brand and product marketing efforts are critical to stimulating consumer demand. We market our products globally through a range of advertising and promotional programs and campaigns, including social media. If we do not successfully market our products or invest sufficient resources in marketing our products, our business, financial condition, and results of operations could suffer as a result.

Our future growth also relies, in part, on our continued ability to attract consumers to our GoPro.com sales channel, which has and will require significant expenditures in marketing, software development and infrastructure. There can be no assurance that this investment will be successful in driving revenue growth.

To remain competitive and stimulate consumer demand, we must effectively manage product introductions, product transitions, and product pricing.

We believe that we must continually develop and introduce new products on schedule, enhance our existing products, anticipate consumer preferences, and effectively stimulate consumer demand for new and upgraded products and services to maintain or increase our revenue. Our products and services are subject to changing consumer preferences that cannot be predicted with certainty and development lead times may make it more difficult for us to respond rapidly to new or changing consumer preferences. The markets for our products and services are characterized by intense competition, evolving distribution models, disruptive technology developments, short product life cycles, customer price sensitivity and frequent product introductions.

The success of new product introductions depends on a number of factors including, but not limited to, timely and successful research and development of next generation systems, pricing, market and consumer acceptance, the ability to successfully identify and originate product trends, effective forecasting and management of product demand, purchase commitments and inventory levels, availability of products in appropriate quantities to meet anticipated demand, ability to obtain timely and adequate delivery of components for our new products from third-party suppliers, management of any changes in major component suppliers, management of manufacturing and supply costs, management of risks and delays associated with new product design and production ramp-up issues, logistics, and the risk that new products may have quality issues or other defects or bugs in the early stages of introduction including testing of new parts and features.

Our research and development efforts are complex and require us to incur substantial expenses to support the development of our next generation cameras, tech-enabled helmets, software applications, and other products and services. In particular, our flagship camera designs incorporate custom system-on-chip (SoC), image sensors, lens, batteries, and memory solutions that critically impact the performance of our products. Our

research and development expenses were $185.9 million, $165.7 million and $139.9 million for 2024, 2023 and 2022, respectively. While we expect our research and development expenses to reduce in 2025 from 2024, we still expect these expenses will continue to be substantial in 2025 as we develop innovative technologies. Unanticipated problems in developing products could divert substantial resources, which may impair our ability to develop new products and enhancements of existing products and could further increase our costs. We may not be able to achieve an acceptable return, if any, on our research and development efforts, and our business may be adversely affected. As we continually seek to enhance our products, we will incur additional costs to incorporate new or revised features. We might not be able to, or determine that it is not in our interests to, raise prices to compensate for any additional costs.

In addition, the introduction or announcement of new products or product enhancements may shorten the life cycle of our existing products or reduce demand for our current products, thereby offsetting any benefits of successful product introductions and potentially lead to challenges in managing inventory of existing products.

The digital imaging market is highly competitive. Further, competition has intensified in digital imaging as new market entrants and existing competitors have introduced new products and more competitive offerings into our markets. Increased competition could result in a loss of our market share and a decrease in our revenue and profitability.

We compete against established, well-known camera manufacturers such as Canon Inc. and Nikon Corporation, as well as large, diversified electronics companies such as Samsung Electronics Co. and Sony Corporation, and specialty companies such as Garmin Ltd., the Ricoh Company, Ltd., Arashi Vision Inc. (Insta360), and SZ DJI Technology Co., Ltd. Many of our competitors have substantial market share, diversified product lines, well-established supply and distribution systems, strong worldwide brand recognition and greater financial, marketing, research and development and other resources than we do. Additionally, many of our existing and potential competitors enjoy substantial competitive advantages, such as longer operating histories, the capacity to leverage their sales efforts and marketing expenditures across a broader portfolio of products, broader distribution and established relationships with channel partners or vertically integrated business units, access to larger established customer bases, greater resources to make acquisitions, larger intellectual property portfolios, and the ability to bundle competitive offerings with other products and services. Further, new companies may emerge and offer competitive products directly in our category. Certain companies have developed cameras designed and packaged to appear similar to our products, which may confuse consumers or distract consumers from purchasing GoPro products.

Moreover, smartphones and tablets with photo and video functionality have significantly displaced the market for traditional cameras, and the makers of those devices also have mobile and other content editing applications and storage for content captured with those devices. Our mobile app and subscription offerings may not be as compelling as those offered by other companies, such as Apple, Adobe, or Google, although the mobile application supports content from other platforms including content from iOS and Android. Manufacturers of smartphones and tablets, such as Apple, Google, and Samsung, may continue to design their products for use in a range of conditions similar to our products, including in challenging physical environments and with waterproof capabilities, or develop products with features similar to ours. We rely in part on application marketplaces, such as the Apple App Store and Google Play, to distribute our mobile app. Apple and Google may raise commissions, change or modify rules or functionality for apps on the marketplaces, or make access to our apps more difficult, which could adversely impact our business and results of operations.

Future growth depends on our ability to develop new products for new markets with the goal to expand our core community of customers, and we may not be successful in doing so.

Historically, the majority of our growth has been fueled by the adoption of our HERO and 360-camera products, extensive mount and accessory ecosystem, and subscription products by people looking to self-capture images of themselves and helping those people create and share compelling and meaningful content with friends, family and followers. We believe that our future growth depends on continuing to add versatility to our products, develop new capture perspectives and reach and expand our core community of customers of our products and services, followers, and fans, and then utilizing that energized community as brand ambassadors to an extended community. Despite this, we may not be successful in further penetrating or expanding our existing market.

We may not be able to expand our subscription and service offerings and cannot be certain that these efforts will be successful, and as a result, we may not be able to increase our total addressable market, revenue, or operating profit. We may not be able to expand our market, revenue and gross margin through this strategy on a timely basis, or at all, or recognize the benefits of our investments in this strategy, and we may not be successful in providing tools that our users adopt or believe are easy to use, which will negatively affect our future growth.

Our growth also depends on expanding into new markets with new capture perspectives, including with tech-enabled helmets currently in development. We cannot be assured that we will be successful in expanding into markets with new capture perspectives. New markets that we attempt to enter may be highly competitive, and we may have limited experience in those emerging markets. If we are not successful in expanding into additional markets, and enabling new capture perspectives, we might not be able to grow our revenue and we may not recognize benefits from our investment in new areas.

Due to seasonal consumer shopping patterns for our products, if sales fall short of projections, our overall financial condition and results of operations could be adversely affected.

Seasonal consumer shopping patterns significantly affect our business. We have traditionally experienced greater revenue in the fourth quarter of each year due to demand related to the holiday season, and in some years, greater demand associated with the launch of new products heading into the holiday season. Fourth quarter revenue comprised 25%, 29%, and 29% of our 2024, 2023 and 2022 revenue, respectively. Given the strong seasonal nature of our sales, appropriate forecasting is critical to our operations. We anticipate that this seasonal impact is likely to continue and any shortfalls in expected fourth quarter revenue due to macroeconomic conditions, the inflationary impact on consumers' share of wallet, product release patterns or delays, declines in the effectiveness of our promotional activities, changes in product mix, charges incurred against new products to support promotional activities for such new products, pricing pressures, supply chain disruptions, shipping delays, or for any other reason, could cause our annual results of operations to suffer significantly. For example, during the fourth quarter of 2023, our sell-through fell short of our projections partially due to consumers' expectation of holiday season promotions even after the Thanksgiving Black Friday and Cyber Monday events in combination with the U.S. consumer share of wallet shifting away from consumer electronic products in the month of December which impacted our results of operations.

Generally, we have experienced lower revenue in the first half of the year as a percentage of total revenue for the year, as compared to second half revenue. First half revenue comprised 43%, 41%, and 43% of our annual 2024, 2023, and 2022 revenue, respectively.

We may not be able to secure additional financing on favorable terms, or at all, to meet our future capital needs.

In the future, we may require additional capital to respond to business opportunities, challenges, or unforeseen circumstances and may determine to engage in equity or debt financings or enter into credit facilities for other reasons. We may not be able to timely secure additional financing on favorable terms, or at all, due to among other things, general macroeconomic conditions, including changes in interest rates, market volatility, and inflation.

Additionally, our current credit facilities contain restrictive covenants relating to our capital raising activities and other financial and operational matters, and any debt financing obtained by us in the future could involve further restrictive covenants, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Further, even if we are able to obtain additional financing, we may be required to use such proceeds to repay a portion of our debt.

If we raise additional funds through the issuance of equity or convertible debt or other equity-linked securities, our existing stockholders could suffer significant dilution. If we are unable to obtain adequate financing under our credit facility, or alternative sources, when we require it, our ability to grow or support our business and to respond to business challenges could be significantly limited. In the event additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all.

Due to the nature of our business, we are heavily reliant on third parties outside of our control both in terms of our suppliers and for our operations.

Our ability to meet customer demand depends, in part, on our ability to obtain timely and adequate delivery of components for our products. We do not have internal manufacturing capabilities and rely on several contract manufacturers, located in China and Thailand, to manufacture our products. All of the components that go into the manufacturing of our hardware products and accessories are sourced from third-party suppliers. We do not control our contract manufacturers or suppliers, including their capacity, bandwidth, or costs of their labor, environmental or other practices.

Some of the key components used to manufacture our products come from a limited or single source of supply, or from a supplier that could potentially become a competitor. For our camera designs, we incorporate system-on-chips, sensors, lens, batteries and memory solutions that critically impact the performance of our products. These components have unique design and performance profiles, and as a result, it is not commercially practical to support multiple sources for these components for our products. We are subject to the risk of shortages and long lead times in the supply of these components and the risk that our suppliers discontinue or modify components used in our products. In addition, the lead times associated with certain components are lengthy and preclude rapid changes in quantities and delivery schedules, and such lead times could increase as a result of shipping disruptions, global conflicts, including any escalations or expansions of those conflicts, or other factors.

If we lose access to components from a particular supplier or experience a significant disruption in the supply of products and components from a current supplier, we may be unable to locate alternative suppliers or submit orders directly through supplier's vendors of comparable quality at an acceptable price, or at all, and our business could be materially and adversely affected. In addition, if we experience a significant increase in demand for our products, our suppliers might not have the capacity or elect not to meet our needs as they allocate components to other customers. Developing suitable alternate sources of supply for these components may be time-consuming, difficult and costly, and we may not be able to source these components on terms that are acceptable to us, or at all, which may adversely affect our ability to meet our development requirements or to fill our orders in a timely or cost-effective manner.

Although we have policies and procedures in place requiring our contract manufacturers and major component suppliers to comply with applicable federal, state, local and international requirements, we cannot confirm with certainty that our manufacturers and suppliers consistently comply with these requirements. In addition, if there are changes to these or other laws (or their interpretation) or if new similar laws are passed in other jurisdictions, we may be required to re-engineer our products to use components compatible with these regulations. Any re-engineering and component substitution could result in additional costs to us or disrupt our operations or logistics. Additionally, we rely on third parties such as Amazon Web Services to provide software and enterprise services.

We face substantial risks related to inventory, purchase commitments, and long-lived assets, and we could incur material charges related to these items that adversely affect our operating results.

Our business requires us to coordinate the manufacture and distribution of our products, including our ability to properly stock inventory adequate for our demand. If we do not successfully coordinate with our service providers, we may have insufficient supply of products to meet customer demand or face increased or additional costs, and as a result, we could lose sales, and our financial performance may be adversely affected.

To ensure adequate inventory supply and meet the demands of our retailers and distributors, we must forecast inventory needs and place orders with our contract manufacturers and component suppliers based on our estimates of future demand for particular products as well as accurately track the level of product inventory in the channel to ensure we are not in an over or under supply situation. To the extent we discontinue the manufacturing and sales of any products or services, we must manage the inventory liquidation, supplier commitments and customer expectations.

No assurance can be given that we will not incur charges in future periods related to our inventory management or that we will accurately forecast sales in a future period. Our ability to accurately forecast demand for our products is affected by many factors, including product introductions by us and our competitors, channel inventory levels, unanticipated changes in general market demand, macroeconomic conditions, including inflation or recession, and consumer confidence. If we do not accurately forecast customer demand for our products, we may in future periods be unable to meet consumer, retailer, or distributor demand for our products, or may be required

to incur higher costs to secure the necessary production capacity and components, and our business and operating results could be adversely affected.

Adverse changes to trade agreements, trade policies, tariffs and import/export regulations may have a negative effect on our business and results of operations.

The United States and other countries in which our products are produced or sold internationally have imposed and may impose additional quotas, duties, tariffs, or other restrictions or regulations, or may adversely adjust prevailing quota, duty, tariff levels, or export or other licensing requirements. Countries impose, modify and remove tariffs and other trade restrictions in response to a diverse array of factors, including global and national economic and political conditions, which make it impossible for us to predict future developments regarding tariffs and other trade restrictions.

We do not have internal manufacturing capabilities and rely on several contract manufacturers, including component vendors, located in China, Thailand and in other countries to manufacture our products. Our contract manufacturer locations expose us to risks associated with doing business globally, including risks related to changes in tariffs or other export and import restrictions, and increased security costs. Additionally, changes in U.S. administrative policy from the recent U.S. presidential and congressional elections may lead to significant changes in tariffs for imported goods among other possible changes. Any announcement by the United States Trade Representative (USTR) to impose additional or increased tariffs on GoPro products could have a material adverse effect on our United States bound production, business, and results of our United States operations. If these duties are imposed on our products, we may be required to raise our prices, which may result in the loss of customers and harm our business and results of operations, or we may choose to pay for these tariffs without raising prices which may negatively impact our results of operations and profitability.

We continue to explore manufacturing capabilities outside of China and currently manufacture certain cameras in Thailand to mitigate risks of additional tariffs, duties or other restrictions on our products destined for the United States and may choose to transition more manufacturing outside of China. Sales of our products in China are material to our business and represent a significant portion of our revenue. This revenue stream from China is at risk in the event China imposes retaliatory tariffs impacting in-bound sales of our products or imposes any other export restrictions on our products. While we have proactively moved our U.S. bound camera production outside of China, the risk that tariffs are imposed on other countries could have an impact on our U.S. bound production costs.

Security, data breaches and cyber-attacks could disrupt our web platform, products, services, internal operations, information technology systems, or those of our strategic partners, and any such disruption could reduce our expected revenue, increase our expenses, damage our reputation, and cause our stock price to decline significantly.

We are dependent on information systems to develop our products and services, process transactions, manage our supply chain and inventory, ship goods on a timely basis, maintain cost-efficient operations, complete timely and accurate financial reporting, operate GoPro.com, and respond to customer inquiries. In the ordinary course of our business, we electronically collect, use and store sensitive data, including our intellectual property, our proprietary business information and that of our customers and suppliers, and personally identifiable information of our customers and employees. Moreover, many of our employees, service providers and third parties work more frequently on a remote or hybrid arrangement basis, which may also result in heightened risks related to consumer privacy, network security and fraud. Cyber-attacks may threaten our information systems and are increasing in their frequency, sophistication, and maleficence, and have become increasingly difficult to detect. As artificial intelligence capabilities improve and are increasingly adopted, we may see cyber-attacks utilizing or exploiting artificial intelligence. Despite the implementation of security measures designed to protect against such threats, our information technology systems, and those of our strategic partners and third parties on whom we rely, are vulnerable to cyber-attacks, security breaches, computer viruses damage, unauthorized access, natural disasters, terrorism, theft or exposure of confidential data, war and other acts of foreign governments, and failures of telecommunication, electrical and other critical systems.

If malicious actors compromise our products and services, including without limitation hacking or breach of such products and services, our business and our reputation will be harmed. While we maintain industry standard

cybersecurity insurance, our insurance may be insufficient for a particular incident or may not cover all liabilities incurred by any such attacks.

Our international operations account for a significant portion of our revenue and operating expenses and are subject to challenges and risks. Adverse developments in global economic or geopolitical conditions, or the occurrence of other world events, could materially adversely affect our revenue and results of operations.

Revenue from outside the United States comprised 64%, 61%, and 59% of our revenue in 2024, 2023, and 2022, respectively, and we expect international revenue to continue to be significant in the future. As a result, we may be negatively impacted by foreign currency exchange rate fluctuations, which could have a material negative effect on our future operating results. Further, we currently have foreign operations in Australia, China, France, Germany, Hong Kong, Japan, Netherlands, Philippines, Romania, the United Kingdom (U.K.) and a number of other countries in Europe and Asia. Operating in foreign countries requires significant resources and considerable management attention, and we may enter new geographic markets where we have limited or no experience in marketing, selling, and deploying our products. International expansion has required and will continue to require us to invest significant funds and other resources and we cannot be assured our efforts will be successful. Our focus on international operations may expose us to a number of risks in addition to domestic operations, including but not limited to:

- burdens of complying with a wide variety of laws and regulations or risk of non-compliance, including environmental, packaging and labeling laws or regulations, which can change based on new political conditions;

- delays or disruptions in our supply chain;

- adverse tax effects and foreign exchange controls making it difficult to repatriate earnings and cash;

- the effect of foreign currency exchange rates and interest rates, including any fluctuations caused by, inflation, recessionary concerns, or the strengthening of the U.S. dollar relative to the foreign currencies in which we conduct business including relative to the Eurozone;

- political conditions, economic instability, geopolitical turmoil, civil disturbances, or social unrest in a specific country or region in which we operate, which could have an adverse impact on our operations in that location, for example, the effects of China-Taiwan relations or conflict in the Middle East;

- pandemics; wars and global conflicts, including the ongoing conflicts around the world;

- trade restrictions;

- the imposition of government controls;

- lesser degrees of intellectual property protection;

- tariffs and customs duties and the classifications of our goods by applicable governmental bodies;

- a legal system subject to undue influence or corruption; and

- a business culture in which illegal sales practices may be prevalent.

The occurrence of any of these risks could negatively affect our international business and consequently our business, operating results, and financial condition.

Our gross margin can vary significantly depending on multiple factors, which can result in unanticipated fluctuations in our operating results.

Our gross margin can vary due to consumer demand, competition, product pricing, promotional activities, product lifecycle, product mix, new product introductions, GoPro.com sales mix, subscription activation, renewals, and cancellations, commodity costs, supply chain, logistics costs and shipping costs, currency exchange rates, trade policy and tariffs, and the complexity and functionality of new product innovations and other factors. For example, our gross margin was 33.8%, 32.2%, and 37.2% for 2024, 2023, and 2022, respectively. In particular, if we are not able to introduce new products in a timely manner at the product cost we expect, if consumer demand for our

products is less than we anticipate, if cancellation rates for our subscription offerings are higher than expected or if there are product pricing, marketing and other initiatives by our competitors to which we need to react or that are initiated by us to drive sales that lower our margins, then our overall gross margin will be less than we project.

As we innovate with new products, we may have lower gross margins that do not deliver a sufficient return on investment. In addition, depending on competition or consumer preferences, we may face higher up-front investments in development to compete or market our products, and increased inventory write-offs. If we are unable to offset these potentially lower margins by enhancing the margins in our product categories, our profitability may be adversely affected.

The impact of these factors on gross margin can create unanticipated fluctuations in our operating results, which may cause volatility in the price of our shares and as a result, harm our liquidity, limit our ability to grow our business, pursue acquisitions, and restrict our ability to compete in our markets.

Our success depends on our ability to maintain the value and reputation of our brand.

Our success depends on the value and reputation of our brand, including our primary trademarks "GOPRO," "HERO," and the GoPro logos. The GoPro brand is integral to the growth of our business and expansion into new markets. Maintaining, promoting and positioning our brand will largely depend on the success of our marketing and merchandising efforts, including through establishing relationships with high profile sporting and entertainment events, venues, sports leagues and sports associations, athletes and celebrity personalities, our ability to provide consistent, high quality products and services, and our consumers' satisfaction with the technical support and software updates we provide, each of which requires significant expenditures. Failure to grow and maintain our brand, launch new products on schedule and free of defects or negative publicity related to our products, our consumers' user-generated content, the athletes we sponsor, the celebrities we are associated with, or the labor policies of any of our suppliers or manufacturers could adversely affect our brand, business and operating results. Maintaining and enhancing our brand also requires substantial financial investments, although there is no guarantee that these investments will increase sales of our products or positively affect our operating results.

Consumers may be injured while engaging in activities with our products, and we may be exposed to claims, or regulations could be imposed, which could adversely affect our brand, operating results, and financial condition.

Consumers use our cameras, mounts, and accessories to self-capture their participation in a wide variety of physical activities, including extreme sports, which in many cases carry the risk of significant injury or death. We may be subject to claims that users have been injured or harmed while using our products, including false claims or erroneous reports relating to safety, security, property damage or privacy issues. Although we maintain insurance to help protect us from the risk of such claims, such insurance may not be sufficient or may not apply to all situations. Similarly, governing sports bodies or proprietors of establishments at which consumers engage in challenging physical activities could seek to ban the use of our products in their events or facilities. For example, in some jurisdictions the mounting of our products on helmets is banned during competitive motorcycle events.

We may be subject to warranty claims that could result in significant direct or indirect costs, or we could experience greater returns from retailers and customers than expected, which could harm our business and operating results.

We generally provide a 12-month warranty on all of our cameras, except in the European Union (the EU), where we provide a two-year warranty. For certain mounts and accessories, where permitted, we provide a lifetime or limited lifetime warranty. The occurrence of any material defects in our products could make us liable for damages and warranty claims in excess of our current reserves. In addition, we could incur significant costs to correct any defects, warranty claims or other problems, including costs related to product recalls. Any negative publicity related to the perceived quality and safety of our products could affect our brand image, decrease retailer, distributor and consumer confidence and demand, and adversely affect our operating results and financial condition. Additionally, if defects are not discovered until after consumers purchase our products, they could lose confidence in the technical attributes of our products and our business could be harmed. Also, while our warranty is limited to repairs or returns and replacement, warranty claims may result in litigation, the occurrence of which could adversely affect our business and operating results. Based on our historical experience with our camera

products, we have an established methodology for estimating warranty liabilities with respect to cameras and accessories; however, this methodology may not accurately predict future rates of warranty claims.

We use artificial intelligence in our business, and its improper use or unintended consequences could adversely affect our reputation and our results of operations.

We have in the past and will in the future integrate new and evolving technologies, such as artificial intelligence (AI), into our products, services and platforms. We also utilize general-purpose artificial intelligence tools in our business and these use cases may become important in our operations over time. As with many new and emerging technologies, AI presents numerous risks and challenges that could adversely affect our business. AI development, adoption, and use is in its early stages, and ineffective or inadequate AI or generative AI development or deployment practices by us or third parties could result in unintended consequences.

Our competitors or other third parties may incorporate AI into their products more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our results of operations. Moreover, AI may give rise to litigation risk, including potential intellectual property, privacy, or cybersecurity liability. AI also presents emerging ethical issues and if our use of AI becomes controversial, we may experience brand or reputational harm, competitive harm, or legal liability.

Given the complex nature of AI, our use and future plans on implementing AI into our business may be subject to an evolving regulatory landscape. For example, on October 30, 2023, the Biden administration issued an executive order to, among other things, establish extensive new standards for AI safety and security. We continue to monitor AI regulatory developments which may reduce the efficiencies we believe to be gained from AI or require further investment.

Risks related to our Intellectual Property and technology licenses

Our intellectual property and proprietary rights may not adequately protect our products and services, and our business may suffer if third parties infringe our rights.

We own patents, trademarks, copyrights, trade secrets, and other intellectual property (collectively, intellectual property) related to aspects of our products, software, services, and designs. Our commercial success may depend in part on our ability to obtain, maintain and protect these rights in the United States and abroad.

We regularly file patent applications to protect innovations arising from our research, development, and design as we deem appropriate. We may fail to apply for patents on important products, services, technologies, or designs in a timely fashion, or at all. We may not have sufficient intellectual property rights in all countries where unauthorized third-party copying or use of our proprietary technology occurs, and the scope of our intellectual property might be more limited in certain countries. Our existing and future patents may not be sufficient to protect our products, services, technologies, or designs and/or may not prevent others from developing competing products, services, technologies or designs. We cannot predict the validity and enforceability of our patents and other intellectual property with certainty.

We have registered, applied to register, and/or used certain of our trademarks in several jurisdictions worldwide. In some of those jurisdictions, third-party registrations, filings, or common law use exist for the same, similar or otherwise related products or services, which could block the registration of or ability to use our marks. Even if we are able to register our marks, competitors may adopt or file similar marks to ours, seek to cancel our trademark registrations, register domain names that mimic or incorporate our marks, or otherwise infringe upon or harm our trademark rights. Although we police our trademark rights carefully, there can be no assurance that we are aware of all third-party uses or that we will prevail in enforcing our rights in all such instances. Any of these negative outcomes could affect the strength, value and effectiveness of our brand, as well as our ability to market our products.

We have also registered domain names for websites that we use in our business, such as GoPro.com, as well as social media handles. If we are unable to protect our domain names or social media handles, our brand, business, and operating results could be adversely affected. Domain names or social media handles similar to ours have already been registered in the United States and elsewhere, and we may not be able to prevent third parties from acquiring and using domain names or social media handles that infringe, are similar to, or otherwise decrease the

value of, our trademarks. In addition, we might not be able to, or may choose not to, acquire, or maintain trademark registrations, domain names, social media handles or other related rights in certain jurisdictions.

Unauthorized third parties may try to copy or reverse engineer our products, infringe upon or misappropriate our intellectual property, or otherwise gain access to our technology. We may discover unauthorized products in the marketplace that are knock-offs, infringements, or counterfeit reproductions of our products. If we are unable to stop producers or sellers of infringing or counterfeit products, sales of these products could adversely impact our brand and business.

Litigation may be necessary to enforce our intellectual property rights. We have initiated legal proceedings to protect our intellectual property rights, and we may file additional actions in the future. For example, on March 29, 2024, we filed a complaint with the U.S. International Trade Commission against Arashi Vision Inc., d/b/a Insta360 and Arashi Vision (U.S.) LLC, d/b/a Insta360 and a lawsuit in the U.S. District Court for the Central District of California against Arashi Vision Inc., d/b/a Insta360, and Arashi Vision (U.S.) LLC, d/b/a Insta360, alleging patent infringement of certain GoPro patents related to our cameras and digital imaging technology. Insta360 has filed IPR petitions seeking to challenge the validity of the GoPro patents asserted against Insta360. Initiating infringement proceedings against third parties, as well as defending against IPRs, can be expensive, may take significant time, and may divert management's attention from other business concerns. The cost of protecting our intellectual property has been and may in the future be substantial, and there is no assurance we will be successful. Our business could be adversely affected because of any such legal actions, or a finding that any patents-in-suit are invalid or unenforceable. These legal actions may in the future lead to additional counterclaims or countersuits against us, which are expensive to defend against and for which there can be no assurance of a favorable outcome. For example, Insta360 has filed three patent infringement actions against us in China (Jiangsu High Court, Changsha Intermediate Court IP Tribunal, and Shenzhen Intermediate People's Court). Further, parties we bring legal action against could retaliate through non-litigious means, which could harm our business or operations.

We have been, and in the future may be, subject to intellectual property and proprietary rights claims from third parties and may be sued by third parties for alleged infringement.

Third parties, including competitors and non-practicing entities, have made allegations of and brought intellectual property infringement, misappropriation, and other intellectual property rights claims against us, including the matter described in Note 10 Commitments, contingencies, and guarantees in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K. While we will defend ourselves vigorously against any such existing and future legal proceedings, the effort and expense to support such disputes and litigation is considerable and we may not prevail or obtain favorable outcomes against all such allegations, including in the matter described in Note 10 Commitments, contingencies, and guarantees in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K.

If we are unable to maintain, license, or acquire rights to include intellectual property owned by others in the products, services or content distributed by us, our marketing, sales or future business strategy could be affected, or we could be subject to lawsuits relating to our use of this content.

The distribution of GoPro content helps to market our brand, products, and subscription and service. If we cannot continue to acquire rights to distribute user-generated content or to use and distribute music, athlete and celebrity names and likenesses or other content for our original productions or third-party entertainment distribution channels or for our mobile app, our marketing efforts could be diminished, our sales could be harmed and our future content strategy could be adversely affected. In addition, third-party content providers or owners may allege that we have violated their intellectual property rights. If we are unable to obtain sufficient rights, successfully defend our use of or otherwise alter our business practices on a timely basis in response to claims of infringement, misappropriation, misuse or other violation of third-party intellectual property rights, our business may be adversely affected. As a user and distributor of content, we face potential liability for rights of publicity and privacy, as well as copyright, or trademark infringement or other claims based on the nature and content of materials that we distribute. If we are found to violate such third-party rights, then our business may suffer.

We may seek licenses from third parties where appropriate, but they could refuse to grant us a license or demand commercially unreasonable terms. Further, an adverse ruling in an infringement proceeding could force us to

suspend or permanently cease the production or sale of products/services, face a temporary or permanent injunction, redesign or rebrand our products/services, pay significant settlement costs, pay third-party license fees or damage awards or give up some of our intellectual property. The occurrence of any of these events may materially and adversely affect our business, financial condition, operating results, or cash flows.

We use open-source software in our platform that may subject our technology to general release or require us to re-engineer our solutions, which may harm our business.

We use open-source software in connection with our products and services. From time to time, companies that incorporate open-source software into their products or services have faced claims challenging the ownership of open-source software and/or compliance with open-source license terms. Therefore, we could be subject to suits by parties claiming ownership of what we believe to be open-source software or noncompliance with open-source licensing terms. Some open-source software licenses require users who distribute or make available open-source software as part of their software to publicly disclose all or part of the source code to such software or make available any derivative works of the open-source code on unfavorable terms or at no cost. While we monitor our use of open-source software and try to ensure that none is used in a manner that would require us to disclose the source code or that would otherwise breach the terms of an open-source agreement, such use could nevertheless occur despite policies and controls that we have in place, and we may be required to publicly release our proprietary source code, pay damages for breach of contract, re-engineer our applications, discontinue sales in the event re-engineering cannot be accomplished on a timely basis or take other remedial action that may divert resources away from our development efforts, any of which could adversely affect our business, financial condition or operating results.

In addition to risks related to license requirements, use of open-source software can involve greater risks than those associated with use of third-party commercial software, as open-source licensors generally do not provide warranties, assurances of title, performance, non-infringement, or controls on the origin of the software. There is typically no support available for open-source software, and we cannot assure you that the authors of such open-source software will not abandon further development and maintenance. Open-source software may contain security vulnerabilities, and we may be subject to additional security risk by using open-source software. Many of the risks associated with the use of open-source software cannot be eliminated, and could, if not properly addressed, negatively affect our business. We have established processes to help alleviate these risks, including a review process for screening requests from our development organizations for the use of open-source software, but we cannot be sure that all open-source software is identified or submitted for approval prior to use in our solution.

Risks related to regulatory compliance

We are subject to governmental regulation and other legal obligations, particularly related to privacy, data protection and information security, and our actual or perceived failure to comply with such obligations could adversely affect our business and operating results.

Personal privacy, data protection and information security are significant issues in the United States and the other jurisdictions where we offer our products and services. The regulatory framework for privacy and security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Our handling of data is subject to a variety of laws and regulations, including regulation by various government agencies, including the United States Federal Trade Commission (FTC) and various state, local and foreign regulators, and agencies. Our agreements with certain customers and business partners may also subject us to certain requirements related to our processing of personal information, including obligations to use industry-standard or reasonable security measures to safeguard personal information.

The United States and various state and foreign governments have adopted or proposed limitations on the collection, distribution, use and storage of personal information of individuals, including end-customers and employees. In the United States, the FTC and many state attorneys general are applying federal and state consumer protection laws to the online collection, use, processing, storage, deletion, and dissemination of personal information. Further, all states have enacted laws requiring companies to notify individuals, regulatory authorities and others of security breaches involving personal information.

We also expect that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection and information security in the United States, the EU and other jurisdictions, and we cannot always predict the impact of such future laws, regulations, and standards may have on our business. We expect that existing laws, regulations, and standards may even be interpreted differently or inconsistently relative to each other in the future. California initiated the first wave of state consumer privacy laws by enacting the California Consumer Privacy Act (the CCPA), as amended by the California Privacy Rights Act (the CPRA). Following California's lead, several other states have enacted privacy laws. Failure to comply with these new state regulations may result in significant civil penalties, injunctive relief, or statutory or actual damages. Complying with this new privacy legislation may result in additional costs and expenses.

Additionally, many foreign countries and governmental bodies, including Australia, the EU, the U.K., India, Japan, and numerous other jurisdictions in which we operate or conduct our business, have laws and regulations concerning the collection, use, processing, storage, and deletion of personal information obtained from their residents or by businesses operating within their jurisdiction. These laws and regulations often are more restrictive than those in the United States.

For example, in the EU and the U.K., the respective EU or U.K. General Data Protection Regulation (GDPR) imposes more stringent data protection requirements, provides an enforcement authority, and imposes large penalties for noncompliance. If we fail to comply with the respective GDPR or if regulators assert that we have failed to comply with the GDPR, we may be subject to fines of up to 4% of our worldwide annual revenue under EU GDPR requirements and up to 4% of our worldwide annual turnover under the UK's implementation of GDPR.

Among other requirements, both the EU and U.K. GDPR regulates transfers of personal data outside of the EU to countries that have not been found to provide adequate protection to personal data, including the United States, requiring that certain steps are taken to legitimize those transfers. We have undertaken certain efforts to conform transfers of personal data from the EU to the United States and other jurisdictions based on our understanding of current regulatory obligations and the guidance of regulators and data protection authorities. Despite this, we may be unsuccessful in establishing or maintaining conforming means of transferring such data from the European Economic Area or the U.K. particularly as a result of continued legal and legislative activity that has challenged or called into question the legal basis for existing means of data transfers to countries that have not been found to provide adequate protection for personal data. We continue to monitor these regulatory and legal developments.

In addition to government regulation, privacy advocates and industry groups may propose new and different self-regulatory standards. These and other industry standards may legally or contractually apply to us, or we may elect to comply with such standards. It is possible that if our practices are not consistent, or are viewed as not consistent, with legal and regulatory requirements, including changes in laws, regulations and standards or new interpretations or applications of existing laws, regulations and standards, we may become subject to audits, inquiries, whistleblower complaints, adverse media coverage, investigations, loss of export privileges, fines, awards, penalties, injunctions, judgments, or criminal or civil sanctions, all of which may have a material adverse effect on our business, operating results, reputation, and financial condition.

Future laws, regulations, standards and other obligations, as well as changes in the interpretation of existing laws, regulations, standards and other obligations could impair our ability to collect, use or disclose information relating to individuals, which could decrease demand for our products, require us to restrict our business operations, increase our costs, and impair our ability to maintain and grow our customer base and increase our revenue.

We could be adversely affected by violations of the United States Foreign Corrupt Practices Act, the United Kingdom Bribery Act or similar anti-bribery laws in other jurisdictions in which we operate.

The global nature of our business and the significance of our international revenue create various domestic and local regulatory challenges and subject us to risks associated with our international operations. The United States Foreign Corrupt Practices Act (FCPA), the United Kingdom Bribery Act 2010 (the U.K. Bribery Act), and similar anti-bribery and anti-corruption laws in other jurisdictions generally prohibit United States based companies and their intermediaries from making improper payments to non-United States officials for the purpose of obtaining or retaining business, directing business to another, or securing a competitive advantage. In addition, United States public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. Under the FCPA, United States companies may be held liable

for the corrupt actions taken by their directors, officers, employees, agents, or other strategic or local partners or representatives. As such, if we or our intermediaries fail to comply with the requirements of the FCPA or similar legislation, governmental authorities in the United States and elsewhere could seek to impose substantial civil and/or criminal fines and penalties, which could have a material adverse effect on our business, reputation, operating results, and financial condition.

We operate in areas of the world that experience corruption by government officials to some degree and, in certain circumstances, compliance with anti-bribery and anti-corruption laws may conflict with local customs and practices. Our global operations require us to import and export to and from several countries, which geographically expands our compliance obligations. In addition, changes in such laws could result in increased regulatory requirements and compliance costs which could adversely affect our business, financial condition, and results of operations. We cannot be assured that our directors, officers, employees, agents or other strategic or local partners or representatives will not engage in prohibited conduct and render us responsible under the FCPA or the U.K. Bribery Act. While we have compliance programs in place, they may not be effective to prevent violations from occurring and our directors, officers, employees, or agents may engage in prohibited conduct, nonetheless. If we are found to be in violation of the FCPA, the U.K. Bribery Act or other anti-bribery or anti-corruption laws (either due to the acts or inadvertence of our employees or due to the acts or inadvertence of others), we could suffer criminal or civil penalties or other sanctions, which could have a material adverse effect on our business, reputation, operating results and financial condition.

We are subject to governmental export and import controls and economic sanctions laws that could subject us to liability and impair our ability to compete in international markets.

The United States and various foreign governments have imposed controls, export license requirements, and restrictions on the import or export of some technologies and products. The U.S. Department of the Treasury's Office of Foreign Assets Control, the Department of Commerce's Bureau of Industry and Security, and U.S. Customs and Border Protection administer regulations that restrict U.S. persons in conducting certain export and import activities, as well as conducting business with or in certain countries, governments, entities, and individuals. Our activities and products are consequently subject to United States import, economic sanctions and export control laws, and exports and imports of our products must be made in compliance with such laws, which are complex and continuously changing. Furthermore, United States export control laws and economic sanctions prohibit the provision of products and services to countries, governments, and persons, and for specified end uses, that are targeted by United States economic sanctions and export control laws. Even though we have established procedures designed to enable our compliance with United States sanctions and export control laws, and it is our policy not to do business with any countries or customers located in countries targeted by comprehensive U.S. economic sanctions, our products, including our firmware updates, could inadvertently be provided to targets of U.S. economic sanctions and export control laws, or could be provided by our customers to those targets. Any such provision, as well as any other activity or transaction contrary to U.S. economic sanctions and export control laws, could have negative consequences, including government investigations, denial of export privileges, penalties and reputational harm. Our failure to obtain required import or export approval for our products or activities could harm our international and domestic sales and adversely affect our business, revenue and results of operations.

We could also become subject to future enforcement action with respect to compliance with governmental export and import controls and economic sanctions laws that result in penalties, costs, and restrictions on export privileges that could have a material effect on our business and operating results.

Risks related to ownership of our Class A common stock

Our stock price has been and will likely continue to be volatile.

Since 2023, our closing stock price ranged from a high of $6.46 in the first quarter of 2023 to a low of $1.09 in the fourth quarter of 2024. Our stock price may fluctuate in response to a number of events and factors, such as quarterly operating results, changes in our financial projections provided to the public or our failure to meet those projections, the public's reaction to our press releases, other public announcements and filings with the SEC, significant transactions, or new features, products or services offered by us or our competitors, changes in our business lines and product lineup, changes in financial estimates and recommendations by securities analysts,

media coverage of our business and financial performance, the operating and stock price performance of, or other developments involving, other companies that investors may deem comparable to us, trends in our industry, trade regulation, any significant change in our management, and general economic conditions. These factors, as well as the volatility of our Class A common stock, could also affect the price of our convertible senior notes as well as our ability to recruit and retain employees.

In addition, the stock market in general, and the market prices for companies in our industry, have experienced volatility that often has been unrelated to operating performance. These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our operating performance. Price volatility over a given period may cause the average price at which we repurchase our own stock to exceed the stock's price at a given point in time. Volatility in our stock price also affects the value of our equity compensation, which affects our ability to recruit and retain employees. In addition, some companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We have been subject to past shareholder class action lawsuits as well as derivative lawsuits and may continue to be a target for such litigation in the future. Securities litigation against us could result in substantial costs and liability and divert our management's attention from other business concerns, which could harm our business. See Note 10 Commitments, contingencies, and guarantees, in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K for a discussion on legal proceedings.

If we fail to meet expectations related to future growth, profitability, or other market expectations, our stock price may decline significantly, which could have a material adverse effect on investor confidence and employee retention. A sustained decline in our stock price and market capitalization could lead to impairment charges.

We review goodwill for impairment at least annually or more frequently if indicators of impairment arise, and should market conditions or macroeconomic conditions continue to deteriorate, including a rise in inflationary pressures and interest rates, a sustained decline in our share price, or a decline in our results of operations, the result of such review may indicate a decline in the fair value of goodwill resulting in an impairment charge. In the event we are required to record a non-cash impairment charge to our goodwill, other intangibles, and/or long-lived assets, such non-cash charge could have a material adverse effect on our business, financial condition, and results of operations in the reporting period in which we record the charge.

Our Class A common stock may cease to be listed on The Nasdaq Global Select Market.

On February 7, 2025, our Class A common stock, par value $0.0001 per share, closed below the $1.00 per share minimum bid price requirement for continued inclusion on The Nasdaq Global Select Market pursuant to Nasdaq Listing Rule 5450(a)(1) (the "Bid Price Requirement"). Should our Class A common stock trade below the minimum Bid Price Requirement for 30 consecutive business days, The Nasdaq Stock Market LLC ("Nasdaq") will send a notice to us that, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), we will be provided an initial compliance period of 180 calendar days from receipt of such notice, to regain compliance with the Bid Price Requirement. To regain compliance, the closing bid price for the Class A common stock must be at least $1.00 per share for a minimum of 10 consecutive business days prior to the end of the 180-day period. There can be no assurance that we will be able to regain compliance or that Nasdaq will extend the compliance period.

If we do not regain compliance with the Bid Price Requirement by the end of the 180-day period, we may be eligible for an additional 180 calendar day compliance period, either by submitting an application to transfer the listing of the Class A common stock to The Nasdaq Capital Market, or we can apply directly to Nasdaq, without transferring to The Nasdaq Capital Market, for an additional 180-day extension, which we may not be successful at obtaining. In that case, we would also need to pay an application fee to Nasdaq and provide written notice of our intention to cure the deficiency during the additional compliance period. As part of its review process, Nasdaq will make a determination of whether it believes we will be able to cure this deficiency.

If we do not regain compliance within the applicable compliance period(s), Nasdaq will provide written notification to us that the Class A common stock will be subject to delisting. At that time, we may appeal the delisting determination to a hearings panel.

We intend to monitor the closing bid price of the Class A common stock and may, if appropriate, consider taking actions to regain compliance with the Bid Price Requirement, including, subject to approval of our Board of Directors and our Class A and Class B stockholders, implementing a reverse stock split. However, there can be no

assurance that, if we were to engage in a reverse stock split, it would not create an additional deficiency with Nasdaq listing standards.

There can be no assurance that we will be able to regain compliance with the Bid Price Requirement or will otherwise be in compliance with other applicable Nasdaq listing rules within the applicable compliance period(s), that we will be able to successfully implement a reverse stock split, or, if we receive a delisting determination and decide to appeal the delisting determination, that such appeal would be successful.

Currently, there is no immediate effect on the listing of the Class A common stock on The Nasdaq Global Select Market, and the Class A common stock will continue to trade on The Nasdaq Global Select Market under the symbol "GPRO," subject to our compliance with the other continued listing requirements of The Nasdaq Global Select Market. If our Class A common stock were to be delisted from The Nasdaq Global Select Market, we might or might not be eligible to list our shares on another market. Such a delisting could negatively impact us by, among other things, reducing the liquidity and market price of our Class A common stock.

The dual class structure of our common stock has the effect of concentrating voting control with our CEO, and we cannot predict the effect our dual class structure may have on our stock price or our business.

Our Class B common stock has 10 votes per share, and our Class A common stock has one vote per share. Stockholders who hold shares of Class B common stock hold approximately 67.0% of the voting power of our outstanding capital stock as of December 31, 2024 with Mr. Woodman, our Chairman and CEO, holding approximately 64.1% of the outstanding voting power. Mr. Woodman is able to control all matters submitted to our stockholders, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction. This concentrated control could delay, defer, or prevent a change of control, merger, consolidation, or sale of all or substantially all of our assets that our other stockholders support, or conversely this concentrated control could result in the consummation of such a transaction that our other stockholders do not support. This concentrated control could also discourage a potential investor from acquiring our Class A common stock due to the limited voting power of such stock relative to the Class B common stock and might harm the trading price of our Class A common stock.

In addition, we cannot predict whether our dual class structure, combined with the concentrated control by Mr. Woodman, will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers, including FTSE Russell and S&P Dow Jones, previously announced restrictions on including companies with multiple-class share structures in certain of their indexes that were then reversed. Because of our dual class structure, we may be excluded from these indexes in the future if new restrictions are announced, and we cannot assure you that other stock indexes will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.

Delaware law and provisions in our restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer, or proxy contest difficult, thereby depressing the trading price of our Class A common stock.

Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law, our restated certificate of incorporation and our amended and restated bylaws may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change in control would be beneficial to our existing stockholders and could prevent the Class A common stock holders from receiving a takeover premium.

Risks related to our indebtedness and capped call transactions

We have indebtedness in the form of convertible senior notes.

In November 2020, we completed an offering of $143.8 million aggregate principal amount of 1.25% convertible senior notes due 2025 (2025 Notes). In November 2023, we repurchased $50.0 million in aggregate principal amount of the 2025 Notes for $46.3 million in cash. As a result, we now have $93.8 million in aggregate principal amount of indebtedness, the principal amount of which we may be required to pay at maturity in November 2025.

Holders of the remaining 2025 Notes will have the right to require us to repurchase their 2025 Notes upon the occurrence of a fundamental change at a purchase price equal to 100% of the principal amount of the 2025 Notes to be purchased, plus accrued and unpaid interest, if any. In addition, the indentures for the 2025 Notes provide that we are required to repay amounts due under such indenture in the event that there is an event of default for the 2025 Notes that results in the principal, premium, if any, and interest, if any, becoming due prior to the maturity of the 2025 Notes. There can be no assurance that we will be able to repay our indebtedness when due, or that we will be able to refinance our indebtedness, all or in part, on acceptable terms. In addition, our indebtedness could, among other things:

- heighten our vulnerability to adverse general economic conditions and heightened competitive pressures;

- require us to dedicate a larger portion of our cash flow from operations to interest payments, limiting the availability of cash for other purposes;

- limit our flexibility in planning for, or reacting to, changes in our business and industry; and

- impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes, or other purposes.

In addition, our ability to purchase the remaining 2025 Notes or repay prior to maturity any accelerated amounts under the 2025 Notes upon an event of default or pay cash upon conversion of the 2025 Notes may be limited by law, by regulatory authority or by agreements governing our indebtedness outstanding at the time, including our credit facility. Our credit facility restricts our ability to repurchase the 2025 Notes for cash or repay prior to maturity any accelerated amounts under the 2025 Notes upon an event of default or pay cash upon conversion of the 2025 Notes, to the extent that on the date of such repurchase, repayment or conversion, as the case may be, we do not meet certain financial criteria set forth in the credit facility.

Any of our future indebtedness may contain similar restrictions. Our failure to repurchase the 2025 Notes at a time when the repurchase is required by the indentures (whether upon a fundamental change or otherwise under the indentures) or pay cash payable on future conversions of the 2025 Notes as required by the indentures would constitute a default under the indentures. A default under the indentures or the fundamental change itself could also lead to a default under agreements governing our existing or future indebtedness, including our credit facility. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness, repurchase the 2025 Notes or make cash payments upon conversions thereof.

Our credit facility imposes restrictions on us that may adversely affect our ability to operate our business.

Our credit facility contains restrictive covenants relating to our capital raising activities and other financial and operational matters which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions, or otherwise impact our liquidity. In addition, our credit facility contains, and the agreements governing the 2025 Notes contain, a cross-default provision whereby a default under one agreement would likely result in cross defaults under agreements covering other borrowings. The occurrence of a default under any of these borrowing arrangements would permit the holders of the 2025 Notes or the lenders under our credit facility to declare all amounts outstanding under those borrowing arrangements to be immediately due and payable. If the 2025 Note holders or the trustee under the indentures governing the 2025 Notes or the lenders under our credit facility accelerate the repayment of borrowings, we cannot assure you that we will have sufficient assets to repay those borrowings.

Conversion of the 2025 Notes will, to the extent we deliver shares upon conversion of such 2025 Notes, dilute the ownership interest of existing stockholders, including holders who had previously converted

their 2025 Notes, or may otherwise depress our stock price or may adversely affect our financial condition.

The conversion of some or all of the remaining 2025 Notes will dilute the ownership interests of existing stockholders to the extent we deliver shares upon conversion of any of the 2025 Notes. Any sales in the public market of the Class A common stock issuable upon such conversion could adversely affect prevailing market prices of our Class A common stock. In addition, the existence of the 2025 Notes may encourage short selling by market participants because the conversion of the 2025 Notes could be used to satisfy short positions, or anticipated conversion of the 2025 Notes into shares of our Class A common stock could depress our stock price.

In the event the conditional conversion feature of the 2025 Notes is triggered, holders of the 2025 Notes will be entitled to convert the 2025 Notes at any time during specified periods at their option. If one or more holders elect to convert their 2025 Notes, unless we elect to satisfy our conversion obligation by delivering solely shares of our Class A common stock (other than cash in lieu of any fractional share), we would be required to settle a portion or all of our conversion obligation through the payment of cash, which could adversely affect our liquidity.

The accounting method for convertible debt securities that may be settled in cash, such as the 2025 Notes, may have a material effect on our reported financial results.

Under current GAAP, effective January 1, 2022, the treasury stock method for convertible instruments has been eliminated and instead, the application of the "if-converted" method is required for the determination of diluted net income (loss) per share on a GAAP and non-GAAP basis. Under the if-converted method, diluted net income (loss) per share for GAAP and non-GAAP would generally be calculated assuming that all of the 2025 Notes were converted solely into shares of Class A common stock at the beginning of the reporting period, unless the result would be anti-dilutive, which would negatively affect diluted net income (loss) per share. The impact from the "if converted" method added approximately 10 million shares to the diluted share count after the partial repurchase of the 2025 Notes in November 2023. Under the if-converted method, some of the incremental dilution is offset as we are able to add back the after tax effected interest expense from the 2025 Notes to the extent the result would not be anti-dilutive.

The Capped Call transactions may affect the value of the 2025 Notes and our Class A Common Stock and we are subject to counterparty risk with respect to Capped Call transactions.

In connection with the pricing of the 2025 Notes, we entered into privately negotiated capped call transactions (Capped Calls) with certain financial institutions. The Capped Calls are expected generally to reduce the potential economic dilution to holders of our Class A common stock upon any conversion of the 2025 Notes, with such reduction and/or offset subject to a cap.

The capped call counterparties and/or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to our Class A common stock and/or purchasing or selling our Class A common stock or other securities of ours in secondary market transactions prior to the maturity of the 2025 Notes (and are likely to do so during any observation period related to a conversion of the 2025 Notes or following a repurchase of the 2025 Notes by the Company on any fundamental change repurchase date or otherwise). This activity could also cause or avoid an increase or a decrease in the market price of our Class A common stock or the 2025 Notes.

The potential effect, if any, of these transactions and activities on the trading price of our Class A common stock or the 2025 Notes will depend in part on market conditions. Any of these activities could adversely affect the trading price of our Class A common stock or the 2025 Notes.

Additionally, we will be subject to the risk that the capped call counterparties might default under the Capped Calls. Our exposure to the credit risk of the capped call counterparties is not secured by any collateral. Global economic conditions have in the recent past resulted in, and may again result in, the actual or perceived failure or financial difficulties of many financial institutions. If the capped call counterparties become subject to insolvency proceedings, we will become an unsecured creditor in those proceedings, with a claim equal to our exposure at that time under our transactions with the capped call counterparties. Our exposure will depend on many factors, but, generally, an increase in our exposure will be correlated to an increase in the market price of our Class A common stock. In addition, upon a default by the capped call counterparties, we may suffer more dilution than we

currently anticipate with respect to our Class A common stock. We can provide no assurances as to the financial stability or viability of the capped call counterparties to the Capped Calls.

General Risk Factors

Our effective tax rate and the intended tax benefits of our corporate structure and intercompany arrangements depend on the application of the tax laws of various jurisdictions and on how we operate our business, and such tax rates and tax benefits may change in the future.

We are subject to income taxes in the United States and various jurisdictions outside the United States. Our effective tax rate could be adversely affected by changes in, or our interpretation of, tax law changes and related new or revised guidance and regulations, changes in our geographical earnings mix, unfavorable government reviews of our tax returns, material differences between our forecasted and actual annual effective tax rates, or by evolving enforcement practices.

We are subject to the examination of our income tax returns by the United States Internal Revenue Service and other domestic and foreign tax authorities. We regularly assess the likelihood of outcomes resulting from these examinations to determine the adequacy of our provision for income taxes and other taxes and have reserved for adjustments that may result from the current examinations. The final determination of tax audits and any related legal proceedings could materially differ from amounts reflected in our income tax provisions and accruals. In such case, our income tax provision and cash flows in the period or periods in which that determination is made could be negatively affected.

We may grow our business in part through acquisitions, joint ventures, investments, and partnerships, which could require significant management attention, disrupt our business, dilute stockholder value, and adversely affect our operating results.

We have completed several acquisitions in the past, and in February 2024 we acquired Forcite Helmet Systems, an Australian-based company that offers tech-enabled helmets. We may evaluate additional acquisitions, partnerships, or joint ventures with, or strategic investments in, other companies, products or technologies that we believe are complementary to our business. Negotiating these transactions can be time-consuming, difficult, and expensive, and our ability to close these transactions may be subject to third-party or government approvals, which are beyond our control. Consequently, we can make no assurance that these transactions, once undertaken and announced, will close, and even if they close, we can make no assurances that our integration of any such acquired company will be successful.

Our aspirations and disclosures related to broader social and ethical initiatives, as well as increased scrutiny and expectations from investors and others regarding non-financial performance factors, could result in additional costs and/or risks, which may adversely affect our business, financial condition, results of operations, reputation, and stock price performance.

Some investors may use non-financial performance factors to guide their investment strategies and, in some cases, may choose not to invest in us if they believe our related policies and actions are inadequate. The investor demand for measurement of non-financial performance is addressed by third-party providers of assessments and ratings on companies. The criteria by which our practices are assessed may change due to the constant evolution of the landscape, which could result in greater expectations of us and cause us to undertake costly initiatives to satisfy such new criteria. If we elect not to or are unable to satisfy such new criteria, investors and other stakeholders may conclude that our related policies and/or actions are inadequate. There have also been increasing allegations of misleading claims against companies making significant non-financial commitments due to a variety of perceived deficiencies in performance. As stakeholder perceptions of these matters continue to evolve, we may face reputational damage and potential stakeholder engagement and/or litigation in the event that we do not meet the standards set by various constituencies. In addition, there exists certain opposition among some individuals and government departments to use non-financial performance factors, and we may also face scrutiny, reputational risk, lawsuits, or market access restrictions from these parties regarding our initiatives.

In June 2024, we published a summary highlighting our ongoing efforts to reduce our Scope 1 and Scope 2 carbon emissions in our U.S. locations and our commitment to legal and ethical business practices. These statements are not guarantees that we will be able to achieve them. Our ability to achieve any objectives is

subject to numerous risks, many of which are outside of our control. Examples of such risks include the availability and cost of renewable energy sources, evolving consumer protection and other regulatory laws applicable to these matters, and the availability of funds to invest in related initiatives in times where we are seeking to reduce costs. As a result, we could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could be criticized for the scope, target, and timelines of previously announced initiatives or goals. If we fail to satisfy the expectations of investors, regulators, customers, employees, and other stakeholders, if our initiatives are not executed as planned, or if we fail to implement sufficient oversight or accurately capture and disclose related matters, our reputation and business, operating results, and financial condition could be adversely impacted.

Catastrophic events or political instability could disrupt and cause harm to our business.

Our headquarters are located in the San Francisco Bay Area of California, an area susceptible to earthquakes. A major earthquake or other natural disaster, fire, threat of fire, act of terrorism, public health issues or other catastrophic event in California or elsewhere that results in the destruction or disruption of any of our critical business operations or information technology systems could severely affect our ability to conduct normal business operations and, as a result, our future operating results could be harmed. Our key manufacturing, supply and distribution partners have global operations in, among other countries, China, Thailand, Hong Kong, Japan, Netherlands, Taiwan, and the United States. Political instability, global conflicts, public health issues, crises, pandemics, or other catastrophic events in any of those countries, including as a result of climate change, could adversely affect our business in the future, our financial condition and operating results.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

The security of personal data is of the utmost importance to GoPro and our customers, vendors, suppliers, and employees. As such, we have implemented industry-standard administrative, technical, and physical security measures to protect against the unauthorized access, destruction, or alteration of our confidential and proprietary information and customer and employee information.

Governance

Our Chief Information Security Officer (CISO) oversees our information security program and is responsible for leading and implementing, with a cross functional team, our cybersecurity strategy, policy, architecture, and risk management processes. Our CISO has over 20 years of experience in cybersecurity, serving as a security consultant to Fortune 100 companies, and a subject matter expert in computer forensics to law firms and U.S. Government agencies.

The Audit Committee of our board of directors (Audit Committee) has oversight responsibility for our cybersecurity program and reviews with management the Company's policies and procedures for identifying, assessing, managing, and monitoring information security and cybersecurity risks.

The CISO provides regular updates to the Audit Committee on cybersecurity and other risks relevant to our information technology environment, including developments in the cybersecurity space and evolving standards, the results of periodic exercises and response readiness assessments and we adjust our cybersecurity policies, standards, processes, and practices as necessary based on the information provided by these assessments, audits, and reviews. Our cybersecurity program is regularly evaluated by internal and external experts with the results of those reviews reported to senior management and the Audit Committee.

Risk Management and Strategy

Our periodic assessment and testing of policies, standards, processes, and practices that are designed to address cybersecurity threats and incidents include a wide range of activities, including audits, assessments, tabletop exercises, threat modeling, vulnerability testing, simulated attacks and other exercises focused on evaluating the effectiveness of our cybersecurity measures and planning. We regularly engage third parties to

perform assessments on our cybersecurity measures, including information security maturity assessments, audits, and independent reviews of our information security control environment and operating effectiveness.

We also actively engage with key vendors, industry participants, and intelligence and law enforcement communities as part of our continuing efforts to evaluate and enhance the effectiveness of our information security policies and procedures. We regularly train all employees on cybersecurity risks, such as phishing attacks, and employees are required to acknowledge our cybersecurity policy annually through our Code of Conduct.

Risks from Cybersecurity Threats

No previous cybersecurity incidents have materially affected us, including our business strategy, results of operations or financial condition. Future cybersecurity threats or incidents may materially affect our business strategy, results of operations or financial condition. For further detail on the potential risks, see Part I, Item 1A of this Annual Report on Form 10-K for the year ended December 31, 2024.

Item 2. Properties

As of December 31, 2024, we leased office facilities around the world totaling approximately 280,000 square feet, including approximately 196,000 square feet for our corporate headquarters in San Mateo, California. All of our properties are currently leased. Effective October 2021, we entered into a sublease agreement with a third-party for approximately 78,000 square feet of our leased corporate headquarters in San Mateo. We believe our existing facilities are adequate to meet our current requirements. If we were to require additional space, we believe we will be able to obtain such space on acceptable, commercially reasonable terms. See Note 10 Commitments, contingencies, and guarantees, to the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K for more information about our lease commitments.

Item 3. Legal Proceedings

Refer to Legal proceedings and investigations included in Part II, Item 8, Note 10 Commitments, contingencies, and guarantees, to the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K for the year ended December 31, 2024.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for the Company's Common Shares, Related Shareholder Matters and Issuer Purchases of Equity Securities

Market Information. Our Class A common stock is listed on The Nasdaq Global Select Market under the symbol "GPRO." Our Class B common stock is not listed or traded on any stock exchange.

Holders. As of January 31, 2025, there were 315 holders of record of our Class A common stock and 24 holders of record of our Class B common stock.

Dividends. We have not declared or paid any cash dividends on our capital stock and do not currently intend to pay any cash dividends on our Class A or Class B common stock in the foreseeable future.

Performance graph. The graph below compares the cumulative total return on our Class A common stock with that of the S&P 500 Index and the S&P 500 Consumer Durables Index. The graph assumes $100 was invested (with reinvestment of all dividends, as applicable) at the close of market on December 31, 2019 in the Class A

common stock of GoPro, Inc., the S&P 500 Index and the S&P 500 Consumer Durables Index, and its relative performance is tracked through December 31, 2024. Note that historic stock price performance is not intended to be indicative of future stock price performance.



**Comparison of 60 month cumulative total return
Among GoPro, Inc., S&P 500 Index and S&P 500 Consumer Durable Index**



Sales of unregistered securities. During the period covered by this Annual Report on Form 10-K, we have not sold any equity securities that were not registered under the Securities Act of 1933, as amended, nor have we sold any in the prior two years.

Issuer purchases of equity securities. As of December 31, 2024, we have a remaining share repurchase authorization of $60.4 million under the current stock repurchase program authorized by our Board of Directors in January 2022 and as increased by our Board of Directors in February 2023. No shares of our Class A and Class B common stock were repurchased during the three months ended December 31, 2024.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A)

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements, related notes and other financial information appearing elsewhere in this Annual Report on Form 10-K. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements as a result of a variety of factors, including but not limited to, those discussed in Risk Factors and elsewhere in this Annual Report on Form 10-K.

This MD&A is organized as follows:

- Overview. Discussion of our business, overall analysis of our financial performance and other highlights affecting the business in order to provide context for the remainder of the MD&A.

- Components of our Results of Operations. Description of the items contained in each revenue, cost of revenue and operating expense caption in the consolidated statements of operations.

- Results of Operations. Analysis of our financial results comparing 2024 to 2023 is presented below.

- Liquidity and Capital Resources. Analysis of changes in our balance sheets and cash flows, and discussion of our financial condition and potential sources of liquidity.

- Critical Accounting Policies and Estimates. Accounting estimates that we believe are important to understanding the assumptions and judgments incorporated in our reported financial results and forecasts.

- Non-GAAP Financial Measures. A reconciliation and discussion of our GAAP to non-GAAP financial measures.

Overview

GoPro helps the world capture and share itself in immersive and exciting ways. We are committed to developing solutions that create an easy, seamless experience for consumers to capture, create and share engaging personal content. When consumers use our cameras, accessories, and subscription and services, they often generate and share content that organically increases awareness for GoPro, driving a virtuous cycle and a self-reinforcing demand for our cameras, accessories and subscription and services. We believe revenue growth may be driven by the introduction of new cameras, accessories, lifestyle gear, and software and subscription offerings. We believe new camera features drive a replacement cycle among existing users and attract new users, expanding our total addressable market. Our investments in image stabilization, mobile app editing and sharing solutions, modular accessories including lens mods, auto-upload capabilities, local language user-interfaces and voice recognition in more than 11 languages with 6 accents are designed to drive the expansion of our global market.

In September 2024, we began shipping our HERO13 Black flagship camera that includes our GP2 processor, HyperSmooth 6.0 image stabilization, hybrid-log gamma (HLG) high dynamic range (HDR) photos and videos in 5.3K at 60 frames per second (FPS) and 4K at 60 FPS, and a higher capacity battery resulting in longer runtimes and improved thermal performance. HyperSmooth 6.0 image stabilization features AutoBoost, which analyzes up to 4x more data compared to HyperSmooth 5.0 while supporting 360-degree Horizon Lock. The HERO13 Black also includes 10-bit color video at up to 5.3K video at 60 FPS, 27-megapixel photo resolution, 8:7 aspect ratio video for a larger vertical field of view, and HyperView, which allows for a 16:9 field of view, Superview and Horizon Leveling. The HERO13 Black also includes a front-facing and rear touch display, TimeWarp 3.0, a Timecode Sync feature, and a Night Effects Time Lapse feature. We also offer our Ultra Wide Lens Mod, Macro Lens Mod and a ND Filter 4-Pack for HERO13 Black. The Ultra Wide Lens Mod allows for an ultra wide-angle digital lens for 4K video at 60 FPS, the Macro Lens Mod allows the HERO13 Black to focus on objects 4x closer than prior generation cameras and the ND Filter 4-Pack allows the HERO13 Black to create motion blur. We expect the Anamorphic Lens Mod for the HERO13 Black to be available in the first quarter of 2025, which captures ultra wide-angle footage with reduced distortion and lets anyone tell their stories using the 21:9 aspect ratio used in feature films. Additionally, we offer our HERO13 Black Creator Edition, which combines the HERO13 Black, Volta, Enduro Battery, Media Mod, and Light Mod to create professional-quality videos.

In September 2024, we also began shipping our smallest and lightest version of a HERO camera which features a one-button design and touch display. The HERO camera can shoot videos at up to 4K at 30 FPS and in 4:3 aspect ratio for a wider, more immersive video, captures photos with 12-megapixel resolution, and has a slow-motion setting of up to 2.7K at 60 FPS. The HERO camera captures content with a wide field of view lens so that HyperSmooth image stabilization can be applied in the Quik app.

In February 2025, we reintroduced our MAX waterproof 360-camera featuring MAX HyperSmooth image stabilization, 360-degree MAX TimeWarp Video, MAX SuperView, PowerPano, built-in mounting, high-quality audio, live streaming, voice control and a front facing touch display. MAX HyperSmooth provides high performance video stabilization, while MAX SuperView provides a wide field of view. PowerPano allows users to capture a 6.2mp, 270-degree panoramic photo with the push of a button and creates an artifact-free shot of action or movement. Our MAX camera features six built-in microphones that allows users to capture immersive 360-degree audio and directional audio for vlogging, and includes a MAX Enduro battery which increases recording time and improves cold-weather performance. The Quik app also includes editing tools for our MAX camera such as subject tracking and keyframe-based reframing.

Our HERO13 Black, HERO13 Black Creator Edition, HERO, HERO12 Black, HERO12 Black Creator Edition, HERO11 Black, HERO11 Black Mini, HERO11 Black Creator Edition, and MAX cameras are compatible with our ecosystem of mountable and wearable accessories.

We offer our Premium subscription, which includes unlimited cloud storage of GoPro content supporting source video and photo quality, damaged camera replacement, cloud storage up to 25 gigabytes (GB) of non-GoPro content, the delivery of highlight videos automatically via our mobile app when GoPro camera footage is uploaded to the user's GoPro cloud account using Auto Upload or when GoPro camera footage is uploaded to the user's GoPro cloud account via the user's mobile phone. Our Premium subscription also provides access to a high-quality live streaming service on GoPro.com, as well as discounts on GoPro cameras, gear, mounts and accessories. In February 2024, we launched our Premium+ subscription which includes cloud storage up to 500 GB of non-GoPro content, HyperSmooth Pro and all of the same features included in the Premium subscription.

In addition to the Premium+ and Premium subscriptions, we offer our Quik subscription which makes it easy for users to get the most out of their favorite photos and videos, captured on any phone or camera, using our Quik mobile app's editing tools. These editing tools include features such as trim, color, crop, filtering, auto-sync of edits to music, and the ability to change video speed. We also offer our GoPro Reframe plugin for Adobe Premier Pro and Adobe After Effects which provides users with creative control over footage and enabling reframing, animated movements, motion blur transitions, and adjustments to lens curvature.

We continue to monitor the current evolving macroeconomic landscape. Inflation, fluctuating interest rates, a strengthening United States dollar (U.S. dollar), tariffs and recession concerns places increasing pressure on many areas of our business, including hardware and software product pricing, operating expenses, component pricing and consumer spending. In the past, the strength of the U.S. dollar relative to other foreign currencies largely impacted our revenue and gross margin. Revenue from the U.S. was 36.3% and 38.6% of annual revenue in 2024 and 2023, respectively. If the U.S. dollar strengthens relative to other foreign currencies in the future, our financial results will be negatively impacted. See Item 1A. Risk Factors for further discussion of the possible impact of evolving macroeconomic conditions on our business.

The following is a summary of measures presented in our consolidated financial statements and key metrics used to evaluate our business, measure our performance, develop financial forecasts, and make strategic decisions.

(units and dollars in thousands, except per share amounts)	Q4 2024	Q4 2023	% Change	FY 2024	FY 2023	% Change
Revenue	$ 200,882	$ 295,420	(32) %	$ 801,473	$1,005,459	(20) %
Camera units shipped [1]	581	895	(35) %	2,431	2,984	(19) %
Gross margin [2]	34.7 %	34.2 %	50 bps	33.8 %	32.2 %	160 bps
Operating expenses	$ 108,801	$ 110,463	(2) %	$ 406,328	$ 399,036	2 %
Net loss	$ (37,191)	$ (2,418)	1,438 %	$(432,311)	$ (53,183)	713 %
Diluted net loss per share	$ (0.24)	$ (0.02)	1,100 %	$ (2.82)	$ (0.35)	706 %
Cash provided by (used in) operations	$ (25,099)	$ 43,729	(157) %	$(125,141)	$ (32,863)	281 %
Other financial information:						
Adjusted EBITDA [3]	$ (14,359)	$ 3,267	(540) %	$ (71,639)	$ (27,317)	162 %
Non-GAAP net income (loss) [4] [5]	$ (14,418)	$ 4,158	(447) %	$(370,417)	$ (20,259)	1,728 %
Non-GAAP diluted net income (loss) per share [5]	$ (0.09)	$ 0.03	(400) %	$ (2.42)	$ (0.13)	1,762 %

[1]   Represents the number of camera units that are shipped during a reporting period, net of any returns.

[2]   One basis point (bps) is equal to 1/100th of 1%.

[3]   We define adjusted EBITDA as net income (loss) adjusted to exclude the impact of income tax expense (benefit), interest income, interest expense, depreciation and amortization, point of purchase (POP) display amortization, stock-based compensation, gain on insurance proceeds, (gain) loss on extinguishment of debt, and restructuring and other costs, including right-of-use asset impairment charges (if applicable).

[4]   We define non-GAAP net income (loss) as net income (loss) adjusted to exclude stock-based compensation, acquisition-related costs, restructuring and other costs, including right-of-use asset impairment charges (if applicable), gain on insurance proceeds, (gain) loss on extinguishment of debt, gain on sale and/or license of intellectual property, and income tax adjustments. Acquisition-related costs include the amortization of acquired intangible assets and impairment charges (if applicable), as well as third-party transaction costs for legal and other professional services.

[5]   In the first quarter of 2024, we revised the income tax adjustment to reflect current and deferred income tax expense (benefit) and the effect of non-GAAP adjustments to better align with SEC guidance. For comparative purposes, we have revised our prior period income tax adjustments to reflect current and deferred income tax expense (benefit) and the effect of non-GAAP adjustments. Additionally, in the second quarter of 2024, we revised the first quarter of 2024 income tax adjustment to exclude the establishment of a valuation allowance on United States federal and state deferred tax assets.

Reconciliations of GAAP measures to the most directly comparable non-GAAP adjusted measures and explanations for why we consider non-GAAP measures to be helpful for investors are presented under Non-GAAP Financial Measures.

Full Year and Fourth Quarter 2024 financial performance

Revenue for the full year of 2024 was $801.5 million, which represented a 20.3% decrease from the prior year period of $1.0 billion. The decrease was primarily driven by a decrease in units shipped of 2.4 million from 3.0 million in 2023, or a decrease of 18.5%, primarily due to consumer related-macroeconomic issues resulting in a softer global consumer market, an increasingly global competitive landscape and the delay of our next generation 360-camera. This decrease in annual revenue from lower camera unit sales was partially offset by year-over-year growth in our subscription and service revenue of 9.7% to $107.0 million in 2024. For the full year of 2024, camera revenue mix from cameras with an MSRP equal to or greater than $400 was 76% compared to 77% for the same period in 2023. For the full year of 2024, the average selling price decreased 2.2% year-over-year to $330, primarily due to a shift in camera revenue mix with the introduction of our $199 HERO entry level product and an increase in promotional activity during the year. Average selling price is defined as total reported revenue divided by camera units shipped. Retail revenue was $600.9 million for the full year of 2024 and represented 75.0% of total revenue, compared to 70.0% of total revenue in the prior year period. GoPro.com revenue, which

includes subscription and service revenue, was $200.6 million for the full year of 2024 and represented 25.0% of total revenue, compared to 30.0% of total revenue in the prior year period. Our gross margin percentage for the full year of 2024 was 33.8% and was negatively impacted by approximately 40 basis points due to the strengthening of the U.S. dollar relative to foreign currencies in the year. Our gross margin percentage for the full year of 2023 was 32.2%. Relative to 2021 when gross margin was 41.1%, the U.S. dollar appreciated, which has negatively impacted revenue and gross margin for the full year 2024 by approximately $50 million, or 390 bps of gross margin. Net loss for the full year of 2024 was $432.3 million, which included the establishment of a net valuation allowance of $294.9 million on United States federal and state deferred tax assets in the first quarter of 2024, compared to a net loss of $53.2 million in 2023. Adjusted EBITDA for the full year of 2024 was negative $71.6 million, compared to negative $27.3 million in 2023.

Revenue for the fourth quarter of 2024 was $200.9 million, which represented a 32.0% decrease from the same period in 2023. The decrease was primarily driven by a 35.1% decrease in units shipped in the fourth quarter of 2024 of 581 thousand, compared to 895 thousand in the same period in 2023 primarily due to consumer related-macroeconomic issues resulting in softer global consumer demand, an increasingly global competitive landscape, and a nearly 20% sequential reduction in channel inventory, which was partially offset by an 8.5% increase in our subscription and service revenue. Sell-through in the fourth quarter of 2024 was approximately 775 thousand units, resulting in an approximate 170 thousand unit sequential decrease in the inventory channel. Our fourth quarter of 2024 average selling price increased by 4.7% year-over-year to $346, primarily due to a camera revenue mix shift with 84% of camera revenue from cameras with an MSRP equal to or greater than $400 compared to 74% in the same period in 2023, and an increase in subscription and service revenue as a percentage of total revenue, partially offset by an increase in promotional activity. Retail revenue was $149.6 million in the fourth quarter of 2024 and represented 74.4% of total revenue, compared to 77.2% in the same period of 2023. GoPro.com revenue, which includes subscription and service revenue, was $51.3 million in the fourth quarter of 2024 and represented 25.6% of total revenue, compared to 22.8% of total revenue in the same period of 2023. Our overall subscription attach rate from both sales on GoPro.com and from post-camera purchases at retail was 34% in the fourth quarter of 2024, up from a 29% attach rate in the prior year quarter. Our aggregate retention rate for annual subscribers was 69% in the fourth quarter of 2024, compared to 67% in the same period of 2023. Our gross margin percentage in the fourth quarter of 2024 was 34.7% compared to 34.2% in the same period of 2023. Our fourth quarter of 2024 gross margin percentage was negatively impacted by 30 basis points due to the strengthening of the U.S. dollar relative to foreign currencies in the quarter compared to the prior year quarter. Net loss for the fourth quarter of 2024 was $37.2 million, compared to a net loss of $2.4 million for the same period in 2023. Adjusted EBITDA for the fourth quarter of 2024 was negative $14.4 million, compared to positive $3.3 million in the same period of 2023.

Our overall subscription attach rate from camera purchases through both GoPro.com and at retail represents the number of new GoPro subscribers in the period over the corresponding number of estimated camera units sold through both GoPro.com and retail channels. Our aggregate retention rate for annual subscribers represents the percent of annual subscribers that renewed their subscription in the period, over the total corresponding renewal events.

Factors affecting performance

We believe that our future success will be dependent on many factors, including those further discussed below. While these areas represent opportunities for us, they also represent challenges and risks that we must successfully address in order to operate our business and improve our results of operations.

Driving profitability through improved efficiency, lower costs, and better execution. We incurred operating losses in 2024 and 2023. We continue to make strategic decisions to drive volume, growth, and profitability in our business. Restructuring actions in 2024 and prior restructuring actions, along with continued cost management have resulted in a more efficient global organization that has allowed for improved communication and alignment among our functional teams. We are changing our approach to operate in a leaner, more focused manner that we believe is sustainable and strategic for long-term success and improved financial performance. This includes pursuing a hardware and software product roadmap we believe will drive innovation, differentiation, and growth. And, in the longer term, increasing our total addressable market by introducing new, innovative hardware and software products, increasing unit sales volume of our new and existing products, and increasing our subscriber

base. Our expectation is that sales from our retail channel will continue to increase relative to sales on GoPro.com. While growth in subscribers and subscription and service revenue has slowed, we continue to make strategic decisions to enhance our subscription offerings to grow subscribers and increase subscriber retention that results in an increase in subscription and service revenue.

Investing in research and development and enhancing our customer experience. Our performance is significantly dependent on the investments we make in research and development, including our ability to attract and retain highly skilled and experienced research and development personnel. We expect the timing of new hardware product releases to continue to have a significant impact on our revenue and we must continually develop and introduce innovative new cameras, software, and other new offerings. We plan to further build upon our integrated mobile and cloud-based storytelling solutions, as well as our subscription offerings. Our investments, including those for marketing and advertising, and those related to development efforts associated with our most recent acquisition, may not successfully drive increased revenue and our customers may not accept our new offerings. Further, we have and will continue to incur substantial research and development expenses and if our efforts are not successful, we may not recover the value of these investments.

Improving profitability. We believe that our continued focus on growing our total addressable market from our retail and GoPro.com channels, including subscription and service revenue, and broadening our range of hardware products will support our ability to return to profitability on an annual basis due to timely and effective product launches, increases in unit volume, subscribers and related revenue, and continued operating expense control. While the total market for digital imagery has seen an increase in competition, we believe that our consumers' differentiated use of GoPro cameras, our mobile app and cloud solutions, our continued innovation of product features desired by our users, and our brand, all help support our competitiveness within the market for digital cameras. However, we expect that the markets in which we conduct our business will remain highly competitive as we face new or improved product introductions from competitors such as enhanced phone capabilities and technology-enabled glasses. Sales in international locations subject us to foreign currency exchange rate fluctuations and regional macroeconomic conditions that may cause us to adjust pricing which may make our hardware and software products more or less attractive to the consumer. Continued fluctuations in foreign currency exchange rates and regional macroeconomic conditions could have a continued impact on our future operating results. Our profitability also depends on the continued success of our subscription and service offerings.

Marketing the improved GoPro experience. We intend to focus our marketing resources on highlighting our camera features, subscription and service benefits, and further improve brand recognition. Historically, our growth has largely been fueled by the adoption of our hardware products by people looking to self-capture images of themselves participating in exciting physical activities. Our goal of returning to profitability depends on continuing to reach, expand and re-engage with this core user base in alignment with our strategic priorities. Sales and marketing investments will often occur in advance of any sales benefits from these activities, and it may be difficult for us to determine if we are efficiently allocating our resources in this area.

Seasonality. Historically, we have typically experienced the highest levels of total revenue and channel inventory sell-through in the fourth quarter of the year, coinciding with the holiday shopping season, particularly in the United States and Europe. However, total revenue in the fourth quarter of 2024 did not continue this trend due to a number of factors, including macroeconomic conditions, competition, and a delay in an expected hardware product release. In the fourth quarter of 2024, channel inventory sell-through continued the historical trend. While we have implemented operational changes aimed at reducing the impact of fourth quarter seasonality on full year performance, timely and effective product introductions, whether just prior to the holiday season or otherwise, and forecasting, are critical to our operations and financial performance.

Macroeconomic risks. Macroeconomic conditions affecting the level of consumer spending include market volatility and fluctuations in foreign exchange rates, inflation, and interest rates. Some hardware product costs have become subject to inflationary pressure, and we may not be able to fully offset such higher costs through price increases.

Components of our Results of Operations

Revenue. Our revenue is primarily comprised of hardware product sales, and subscription and service offerings, net of returns and sales incentives. Product revenue is derived from the sale of our cameras and accessories directly to retailers, through our network of domestic and international distributors, and on GoPro.com. Subscription and service revenue is primarily derived from the sale of our Premium+, Premium and Quik subscriptions on GoPro.com, and the Quik mobile app. See Critical Accounting Policies and Estimates and Note 1 Summary of business and significant accounting policies, to the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K for information regarding revenue recognition.

Cost of revenue. Our cost of revenue primarily consists of product and subscription costs, including costs of contract manufacturing for production, third-party logistics and procurement costs, warranty repair costs, tooling and equipment depreciation, third-party hosting fees, excess and obsolete inventory write-downs, license fees, tariffs and certain allocated costs related to our manufacturing team, facilities, including right-of-use asset impairment charges, cloud storage costs and personnel-related expenses.

Operating expenses. We classify our operating expenses into three categories: research and development, sales and marketing, and general and administrative.

- *Research and development.* Our research and development expense consists primarily of personnel-related costs, including salaries, stock-based compensation, and employee benefits. Research and development expense also includes consulting and outside professional services costs, materials, and allocated facilities, including right-of-use asset impairment charges, restructuring, depreciation and other supporting overhead expenses associated with the development of our hardware and software product offerings.

- *Sales and marketing.* Our sales and marketing expense consists primarily of advertising and marketing promotions of our hardware products and subscription and services, and personnel-related costs, including salaries, stock-based compensation, and employee benefits. Sales and marketing expense also includes point of purchase (POP) display expenses and related amortization, sales commissions, GoPro.com and subscription provider fees, trade show and event costs, sponsorship costs, consulting and contractor expenses, and allocated facilities, including right-of-use asset impairment charges, restructuring, depreciation, and other supporting overhead expenses.

- *General and administrative.* Our general and administrative expense consists primarily of personnel-related costs, including salaries, stock-based compensation and employee benefits for our finance, legal, human resources, information technology and administrative personnel. General and administrative expense also includes professional service costs related to accounting, tax, and legal services, and allocated facilities, including right-of-use asset impairment charges, restructuring, depreciation, and other supporting overhead expenses.

Results of Operations

The following table sets forth the components of our Consolidated Statements of Operations for each of the periods presented, and each component as a percentage of revenue:

	Year ended December 31,					
(dollars in thousands)	2024		2023		2022	
Revenue	$ 801,473	100 %	$ 1,005,459	100 %	$ 1,093,541	100 %
Cost of revenue	530,178	66	681,886	68	686,713	63
Gross profit	271,295	34	323,573	32	406,828	37
Operating expenses:						
Research and development	185,897	23	165,688	17	139,885	13
Sales and marketing	160,635	20	169,578	17	166,967	15
General and administrative	59,796	8	63,770	6	61,021	5
Total operating expenses	406,328	51	399,036	40	367,873	33
Operating income (loss)	(135,033)	(17)	(75,463)	(8)	38,955	4
Other income (expense):						
Interest expense	(3,329)	—	(4,699)	—	(6,242)	(1)
Other income, net	5,273	—	12,429	1	1,740	—
Total other income (expense), net	1,944	—	7,730	1	(4,502)	(1)
Income (loss) before income taxes	(133,089)	(17)	(67,733)	(7)	34,453	3
Income tax expense (benefit)	299,222	37	(14,550)	(1)	5,606	1
Net income (loss)	$ (432,311)	(54)%	$ (53,183)	(6)%	$ 28,847	2 %

Revenue

(camera units and dollars in thousands, except average selling price)	Year ended December 31,			2024 vs 2023 % Change	2023 vs 2022 % Change
	2024	2023	2022		
Camera units shipped	2,431	2,984	2,810	(19)%	6 %
Average selling price	$ 330	$ 337	$ 389	(2)	(13)
Retail	$ 600,902	$ 704,217	$ 682,799	(15)	3
Percentage of revenue	*75.0 %*	*70.0 %*	*62.4 %*		
GoPro.com	$ 200,571	$ 301,242	$ 410,742	(33)	(27)
Percentage of revenue	*25.0 %*	*30.0 %*	*37.6 %*		
Total revenue	$ 801,473	$1,005,459	$1,093,541	(20)%	(8)%
Americas	$ 378,934	$ 469,675	$ 521,270	(19)%	(10)%
Percentage of revenue	*47.3 %*	*46.7 %*	*47.7 %*		
Europe, Middle East and Africa (EMEA)	$ 258,976	$ 290,814	$ 300,870	(11)	(3)
Percentage of revenue	*32.3 %*	*28.9 %*	*27.5 %*		
Asia and Pacific (APAC)	$ 163,563	$ 244,970	$ 271,401	(33)	(10)
Percentage of revenue	*20.4 %*	*24.4 %*	*24.8 %*		
Total revenue	$ 801,473	$1,005,459	$1,093,541	(20)%	(8)%

2024 Compared to 2023. Revenue for the full year of 2024 was $801.5 million, which represented a 20.3% decrease from the prior year period of $1.0 billion. The decrease was primarily driven by a decrease in units

shipped of 2.4 million from 3.0 million in 2023, or a decrease of 18.5%, primarily due to consumer related-macroeconomic issues resulting in a softer global consumer market, an increasingly global competitive landscape and the delay of our next generation 360-camera. This decrease in annual revenue from lower camera unit sales was partially offset by year-over-year growth in our subscription and service revenue of 9.7% to $107.0 million in 2024. For the full year of 2024, camera revenue mix from cameras with an MSRP equal to or greater than $400 was 76% compared to 77% for the same period in 2023. For the full year of 2024, the average selling price decreased 2.2% year-over-year to $330, primarily due to a shift in camera revenue mix with the introduction of our $199 HERO entry level product and an increase in promotional activity during the year. Retail revenue was $600.9 million for the full year of 2024 and represented 75.0% of total revenue, compared to 70.0% of total revenue in the prior year period. GoPro.com revenue, which includes subscription and service revenue, was $200.6 million for the full year of 2024 and represented 25.0% of total revenue, compared to 30.0% of total revenue in the prior year period.

Cost of revenue and gross margin

| (dollars in thousands) | Year ended December 31, | | | 2024 vs 2023 | 2023 vs 2022 |
	2024	2023	2022	% Change	% Change
Cost of revenue	$ 528,080	$ 680,021	$ 676,771	(22) %	— %
Stock-based compensation	1,343	1,955	1,805	(31)	8
Acquisition-related costs	—	—	47	—	(100)
Restructuring costs	755	(90)	8,090	(939)	(101)
Total cost of revenue	$ 530,178	$ 681,886	$ 686,713	(22) %	(1) %
Gross margin	*33.8 %*	*32.2 %*	*37.2 %*	*160 bps*	*(500) bps*

2024 Compared to 2023. Gross margin of 33.8% for the full year of 2024 increased from 32.2% in the prior period, or 160 bps, primarily due an increased margin contribution from subscription and services of 200 bps, and lower operational costs related to warranty, tariff and freight savings of 70 bps, partially offset by higher promotional activity of 70 bps and the effect of foreign currency fluctuations of 40 bps. Relative to 2021 when gross margin was 41.1%, the U.S. dollar appreciated, which has negatively impacted revenue and gross margin for the full year 2024 by approximately $50 million, or 390 bps of gross margin.

Research and development

| (dollars in thousands) | Year ended December 31, | | | 2024 vs 2023 | 2023 vs 2022 |
	2024	2023	2022	% Change	% Change
Research and development	$ 153,338	$ 145,939	$ 122,420	5 %	19 %
Stock-based compensation	14,411	19,062	17,221	(24)	11
Acquisition-related costs	1,563	—	—	100	—
Restructuring costs	16,585	687	244	2,314	182
Total research and development	$ 185,897	$ 165,688	$ 139,885	12 %	18 %
Percentage of revenue	*23.2 %*	*17.0 %*	*12.8 %*		

2024 Compared to 2023. The year-over-year increase of $20.2 million, or 12.2%, in total research and development expense for full year of 2024 compared to the prior period was primarily driven by a $15.9 million increase in restructuring costs, and an $11.6 million increase in consulting and professional services primarily for development work on our next generation system-on-chip, partially offset by a $4.7 million decrease in stock-based compensation expense, and a $3.0 million decrease in allocated facilities, depreciation, and supporting overhead expenses.

Sales and marketing

| (dollars in thousands) | Year ended December 31, | | | 2024 vs 2023 | 2023 vs 2022 |
	2024	2023	2022	% Change	% Change
Sales and marketing	$ 149,521	$ 160,712	$ 158,657	(7)%	1 %
Stock-based compensation	5,804	8,736	8,173	(34)	7
Restructuring costs	5,310	130	137	3,985	(5)
Total sales and marketing	$ 160,635	$ 169,578	$ 166,967	(5)%	2 %
Percentage of revenue	*20.0 %*	*16.9 %*	*15.3 %*		

2024 Compared to 2023. The year-over-year decrease of $8.9 million, or 5.3%, in total sales and marketing expense for the full year of 2024 compared to the prior period was primarily driven by a $4.8 million decrease in advertising and marketing expenses primarily attributable to online campaigns, partially offset by sponsorships and point of purchase display depreciation expense. The year-over-year decrease in total sales and marketing expense was also driven by a $3.9 million decrease in credit card fees from sales on GoPro.com, a $2.9 million decrease in stock-based compensation expense, and a $2.1 million decrease in allocated facilities, depreciation, and supporting overhead expenses, partially offset by a $5.2 million increase in restructuring costs.

General and administrative

| (dollars in thousands) | Year ended December 31, | | | 2024 vs 2023 | 2023 vs 2022 |
	2024	2023	2022	% Change	% Change
General and administrative	$ 49,671	$ 51,211	$ 49,152	(3)%	4 %
Stock-based compensation	7,574	11,726	11,792	(35)	(1)
Acquisition-related costs	789	822	—	(4)	100
Restructuring costs	1,762	11	77	15,918	(86)
Total general and administrative	$ 59,796	$ 63,770	$ 61,021	(6)%	5 %
Percentage of revenue	*8.0 %*	*6.3 %*	*5.4 %*		

2024 Compared to 2023. The year-over-year decrease of $4.0 million, or 6.2%, in total general and administrative expense in the full year of 2024 compared to the prior period was primarily driven by a $4.2 million decrease in stock-based compensation expense, a $4.0 million decrease in cash-based personnel-related costs, and a $1.2 million decrease in allocated facilities, depreciation, and supporting overhead expenses, partially offset by a $4.1 million increase in consulting and professional services, and a $1.8 million increase in restructuring costs.

Restructuring costs

Third quarter 2024 restructuring. In August 2024, we approved a restructuring plan (the Original Restructuring Plan) and in October 2024, we approved an amended restructuring plan (the Updated Restructuring Plan). In connection with the Original Restructuring Plan and Updated Restructuring Plan, we reduced our global workforce by 25% compared to our headcount ending Q2 2024, and we recorded restructuring charges of $18.7 million including $12.7 million related to severance and $6.0 million of project cancellation costs.

First quarter 2024 restructuring. In March 2024, we approved a restructuring plan to reduce operating costs and drive stronger operating leverage by reducing our global workforce by approximately 4% and closing certain office space. Under the first quarter 2024 restructuring plan, we recorded restructuring charges of $2.3 million related to severance, $3.3 million related to a right-of-use asset impairment upon ceasing the use of part of our headquarters campus and $0.6 million related to office space charges. The right-of-use asset impairment charge was recorded as a restructuring expense, primarily in the operating expense financial statement line items in the Consolidated Statements of Operations. The unused portion of our headquarters campus has its own identifiable expenses and is not dependent on other parts of our business, and thus was considered its own asset group. As a result, we impaired the carrying value of the related right-of-use asset to its estimated fair value using the discounted cash flows method. The discounted future cash flows were based on a discount rate based on the

weighted-average cost of capital. As of December 31, 2024, we expect approximately $1.7 million of office space charges associated with the unused portion of our headquarters campus vacated as a result of the first quarter 2024 restructuring plan, which will be incurred over the underlying remaining lease term.

First quarter 2022 restructuring. In December 2022, we approved a restructuring plan to reduce camera production-related costs by globally realigning our manufacturing footprint to concentrate our production activities in two primary locations: China and Thailand. Under the fourth quarter 2022 restructuring, we recorded restructuring charges of $8.1 million including $7.0 million for camera production line closure costs and $1.1 million for related transitional costs to migrate production to our remaining manufacturing locations.

See Note 12 Restructuring charges, to the Notes to Consolidated Financial Statements.

Other income (expense)

	Year ended December 31,			2024 vs 2023	2023 vs 2022
(dollars in thousands)	2024	2023	2022	% Change	% Change
Interest expense	$ (3,329)	$ (4,699)	$ (6,242)	(29)%	(25)%
Other income, net	5,273	12,429	1,740	(58)	614
Total other income (expense), net	$ 1,944	$ 7,730	$ (4,502)	(75)%	(272)%

2024 Compared to 2023. Total other income (expense), net was income of $1.9 million for the full year of 2024 compared to income of $7.7 million in the prior period. The year-over-year change of $5.8 million was primarily due to overall lower cash and investment balances resulting in a $5.2 million decrease in interest income and a $0.9 million increase in net foreign exchange rate-based losses, partially offset by a $1.4 million decrease in cash interest expense as we extinguished part of our 2025 Notes in the fourth quarter of 2023.

Income taxes

	Year ended December 31,			2024 vs 2023	2023 vs 2022
(dollars in thousands)	2024	2023	2022	% Change	% Change
Income tax expense (benefit)	$ 299,222	$ (14,550)	$ 5,606	(2,157)%	(360)%

2024 Compared to 2023. We recorded an income tax expense of $299.2 million for the year ended December 31, 2024 on pre-tax net loss of $133.1 million. Our income tax expense for the year ended December 31, 2024 primarily resulted from the establishment and the current year change in the valuation allowance on the United States federal and state net deferred tax assets, partially offset by a tax benefit on a pre-tax net loss, and the release of a portion of our uncertain tax positions as a result of a lapse in the statute of limitations in certain jurisdictions.

Our 2023 income tax benefit of $14.6 million primarily resulted from a tax benefit on a pre-tax net loss, and the federal and California research and development credits, partially offset by the nondeductible equity tax expense from stock-based compensation, and the impact of foreign operations, net of the release of a portion of our uncertain tax positions as a result of a lapse in the statute of limitations in certain jurisdictions.

See Note 9 Income taxes, to the Notes to Consolidated Financial Statements for additional information.

Quarterly results of operations

The following table sets forth our unaudited quarterly consolidated results of operations for each of the eight quarterly periods in the two-year period ended December 31, 2024.

	Three months ended							
(dollars in thousands, except per share amounts)	Dec. 31, 2024	Sept. 30, 2024	Jun. 30, 2024	Mar. 31, 2024	Dec. 31, 2023	Sept. 30, 2023	Jun. 30, 2023	Mar. 31, 2023
Revenue	$ 200,882	$ 258,898	$ 186,224	$ 155,469	$ 295,420	$ 294,299	$ 241,020	$ 174,720
Gross profit	69,701	91,846	56,710	53,038	101,095	94,204	75,772	52,502
Operating expenses	108,801	99,857	103,219	94,451	110,463	97,991	98,266	92,316
Net loss	$ (37,191)	$ (8,211)	$ (47,821)	$ (339,088)	$ (2,418)	$ (3,684)	$ (17,212)	$ (29,869)
Net loss per share - basic and diluted	$ (0.24)	$ (0.05)	$ (0.31)	$ (2.24)	$ (0.02)	$ (0.02)	$ (0.11)	$ (0.19)

Liquidity and Capital Resources

The following table presents selected financial information as of December 31, 2024 and December 31, 2023:

(dollars in thousands)	December 31, 2024	December 31, 2023
Cash and cash equivalents	$ 102,811	$ 222,708
Marketable securities	—	23,867
Total cash, cash equivalents and marketable securities	$ 102,811	$ 246,575
Percentage of total assets	*19 %*	*25 %*

Our primary source of cash is receipts from sales of our hardware products, and subscription and service. Other sources of cash are from proceeds from the issuance of convertible notes, employee participation in the employee stock purchase plan, the exercise of employee stock options, and facility subleases. Our primary uses of cash are for inventory procurement, payroll-related expenses, general operating expenses, including advertising, marketing, office rent, purchases of property and equipment, other costs of revenue, share repurchases, repurchases of convertible notes, acquisitions, interest, and taxes.

Our liquidity position has been historically impacted by seasonality, which is primarily driven by higher revenues during the second half of the year as compared to the first half. For example, net cash used in operating activities during the second half of 2024 was $27.3 million, compared to cash used in operating activities of $97.8 million during the first half of 2024.

As of December 31, 2024, our cash, cash equivalents, and marketable securities totaled $102.8 million. Our cash, net of the outstanding principal balance of the 2025 Notes, as of December 31, 2024, was $9.1 million. The overall cash used in operating activities of $125.1 million for the year ended December 31, 2024 was primarily attributable to a net loss of $432.3 million and net cash outflows from changes in our working capital of $30.0 million, partially offset by a deferred tax asset expense of $296.8 million, and net cash inflows from other non-cash expenses of $40.4 million. Working capital changes for the year ended December 31, 2024 of $30.0 million were the result of a decrease in accounts payable and other liabilities of $21.2 million, an increase in inventory of $14.5 million, and a decrease in deferred revenue of $0.8 million, partially offset by a decrease in accounts receivables of $5.3 million and a decrease in prepaid expenses and other assets of $1.1 million. As of December 31, 2024, $8.3 million of cash was held by our foreign subsidiaries.

Convertible Notes

In November 2020, we issued $143.8 million aggregate principal amount of 2025 Notes in a private placement to purchasers for resale to qualified institutional buyers. In November 2023, we repurchased $50.0 million in aggregate principal amount of the 2025 Notes, reducing the amount owed on the 2025 Notes to $93.8 million. The 2025 Notes mature on November 15, 2025, unless earlier repurchased or converted into shares of Class A

common stock subject to certain conditions. Prior to August 15, 2025, the 2025 Notes are convertible at the option of the holder, at an initial conversion rate of 107.1984 shares of Class A common stock per $1,000 principal amount of the 2025 Notes, which is equivalent to an initial conversion price of approximately $9.3285 per share of common stock, subject to adjustment. Conversion will be settled in cash, shares of the Company's Class A common stock, or a combination thereof, at the Company's election. We pay interest on the 2025 Notes semi-annually, which is due on May 15 and November 15 of each year.

In connection with the offering of the 2025 Notes, we entered into privately negotiated capped call transactions with certain financial institutions (Capped Calls). We used $10.2 million of the net proceeds from the sale of the 2025 Notes to purchase the Capped Calls and $56.2 million of the net proceeds to repurchase $50.0 million of the $175.0 million aggregate principal amount of the 2022 Notes, which we issued in April 2017. The remaining net proceeds were used for general corporate purposes.

As market and financial conditions warrant, we may, from time to time, repurchase our outstanding debt securities in the open market, in privately negotiated transactions, by tender offer, by exchange transaction or otherwise. Such repurchases, if any, will depend on prevailing market conditions, our liquidity and other factors and may be commenced or suspended at any time. The amounts involved and total consideration paid may be material.

The following table summarizes our contractual obligations related to the 2025 Convertible Notes as of December 31, 2024, and the expected timing of those payments:

(in thousands)	Total	Next 12 Months	Beyond 12 Months
Short-term and Long-term debt [1]	$ 94,922	$ 94,922	$ —

[1] Our convertible senior notes are due in November 2025. The balances include accrued and unpaid interest as of December 31, 2024. Refer to Note 5 Financing arrangements in the Notes to Consolidated Financial Statements for additional discussion regarding the 2025 Notes.

Other Contractual Commitments

In the ordinary course of business, we enter into multi-year agreements to purchase sponsorships with event organizers, resorts, and athletes as part of our marketing efforts, software licenses related to our financial and IT systems, operating lease arrangements to support our operations in the U.S. and international locations, and various other contractual commitments. The following table summarizes our other contractual obligations as of December 31, 2024, and the expected timing of those payments:

(in thousands)	Total	Next 12 Months	Beyond 12 Months
Operating lease obligations [1]	$ 32,483	$ 12,472	$ 20,011
Other contractual commitments	124,420	60,665	63,755
Total contractual cash obligations	$ 156,903	$ 73,137	$ 83,766

[1] Operating lease obligations exclude cash inflows from existing contractual facility subleases through the end of 2026.

See Note 10 Commitments, contingencies, and guarantees, for a discussion regarding facility leases and other contractual commitments in the Notes to Consolidated Financial Statements.

Liquidity

The accompanying audited consolidated financial statements have been prepared assuming we will continue as a going concern, which contemplates the continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business. In the year ended December 31, 2024, our performance continued to be impacted by consumer related-macroeconomic issues resulting in a softer global consumer market, an increasingly global competitive landscape and the delay of our next generation 360-camera. During the year ended December 31, 2024, our revenue declined 20.3% from the prior year period which resulted in operating losses of $135.0 million and operating cash outflows of $125.1 million, including the payment of $12.6 million related to our 2024 restructuring plans. As of December 31, 2024, we had $102.8 million in cash and cash equivalents and an accumulated deficit of $681.6 million. The 2025 Notes with an outstanding principal of $93.8 million matures on November 15, 2025, unless earlier repurchased or converted at the option of the holder into

shares of our Class A common stock under certain circumstances. We also had $44.8 million available to draw from our 2021 Credit Agreement as of December 31, 2024 and in the ordinary course of business, have drawn $25.0 million in February 2025.

We have considered and assessed our ability to continue as a going concern for at least 12 months from the issuance of these audited consolidated financial statements. Our assessment included the preparation of a cash flow forecast taking into account the restructuring actions already implemented in 2024. We considered additional actions within our control that we would implement, if necessary, to maintain liquidity and operations in the ordinary course of business including payment of the 2025 Notes upon maturity. The 2025 operational plan is structured to i) realize the savings in wages and benefits from the headcount reductions as part of our 2024 restructuring plans; ii) lower research and development costs from the completion of a next generation system-on-chip and rationalized product roadmap, and the reduction of sales and marketing expenses to a reduced level consistent with the business size; and iii) effectively manage working capital, specifically our intention to manage inventory levels to better align with our current run rates and seasonality of the business, and our intention to continue to effectively manage the collection of accounts receivables.

We estimate such actions will be sufficient to allow us to maintain liquidity and operations in the ordinary course, including payment of the 2025 Notes upon maturity on November 15, 2025, for at least 12 months from the issuance of these consolidated financial statements. While we estimate such actions will be sufficient to allow us to maintain liquidity and operations in the ordinary course for at least 12 months from the issuance of these consolidated financial statements, there can be no assurance we will generate sufficient future cash from operations. Factors that can impact our future cash generation include, but are not limited to, further inflation, rising interest rates, ongoing recessionary conditions or continued competition. If we are not successful in maintaining demand for our products or if macroeconomic conditions further constrain consumer demand, we may continue to experience adverse impacts to revenue and profitability. Additional actions within our control to maintain liquidity and operations include further reducing discretionary spending in all areas of the business and further headcount restructuring actions. In addition, we may need additional financing to execute on our current or future business strategy, and additional financing may not be available or on terms favorable to us.

Summary of Cash Flow

The following table summarizes our cash flows for the periods indicated:

| (in thousands) | Year ended December 31, | | | 2024 vs 2023 | 2023 vs 2022 |
	2024	2023	2022	% Change	% Change
Net cash provided by (used in):					
Operating activities	$ (125,141)	$ (32,863)	$ 5,747	281 %	(672)%
Investing activities	$ 7,653	$ 121,902	$ (8,388)	(94)%	(1,553)%
Financing activities	$ (929)	$ (90,382)	$ (173,269)	(99)%	(48)%

Cash flows from operating activities

Cash used in operating activities of $125.1 million for the year ended December 31, 2024 was primarily attributable to a net loss of $432.3 million and net cash outflows from changes in our working capital of $30.0 million, partially offset by a deferred tax asset expense of $296.8 million, and net cash inflows from other non-cash expenses of $40.4 million. Working capital changes for the year ended December 31, 2024 of $30.0 million were the result of a decrease in accounts payable and other liabilities of $21.2 million, an increase in inventory of $14.5 million, and a decrease in deferred revenue of $0.8 million, partially offset by a decrease in accounts receivables of $5.3 million, and a decrease in prepaid expenses and other assets of $1.1 million.

Cash flows from investing activities

Cash provided by investing activities of $7.7 million for the year ended December 31, 2024 was primarily attributable to maturities of marketable securities of $24.0 million, partially offset by $12.3 million of net cash used to acquire Forcite Helmet Systems, and net purchases of property and equipment of $4.0 million.

Cash flows from financing activities

Cash used in financing activities of $0.9 million for the year ended December 31, 2024 was primarily attributable to $3.1 million in tax payments for net restricted stock unit (RSU) settlements, partially offset by $2.2 million of cash inflows from stock purchases made through our employee stock purchase plan.

Indemnifications

The information set forth under Note 10 Commitments, contingencies, and guarantees in the Notes to Consolidated Financial Statements under the caption Indemnifications is incorporated herein by reference.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates, assumptions, and judgments that can significantly impact the amounts we report as assets, liabilities, revenue, costs, and expenses and the related disclosures. Note 1 Summary of business and significant accounting policies, to the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K describes the significant accounting policies and methods used in the preparation of the consolidated financial statements. We base our estimates on historical experience and other assumptions that we believe are reasonable under the circumstances. Our actual results could differ significantly from these estimates. We believe that the accounting policies discussed below are critical to understanding our historical and future performance as these policies involve a greater degree of judgment and complexity. Our senior management has reviewed these critical accounting policies and related disclosures with the Audit Committee of our board of directors.

Revenue recognition

We derive substantially all of our revenue from the sale of cameras, mounts, accessories, subscription and service, and implied post contract support to customers. We recognize revenue when control of the promised goods or services are transferred to customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. The transaction price we expect to be entitled to is primarily comprised of product revenue, net of returns and variable consideration, which includes sales incentives provided to customers.

Our camera sales contain multiple performance obligations that can include the following four separate obligations: (i) a camera hardware component (which may be bundled with hardware accessories) and the embedded firmware essential to the functionality of the camera component delivered at the time of sale, (ii) a subscription and service, (iii) the implied right for the customer to receive post contract support after the initial sale (PCS), and (iv) the implicit right to our downloadable free apps and software solutions. PCS includes the right to receive, on a when and if available basis, future unspecified firmware upgrades and features as well as bug fixes, and email, chat, and telephone support. Judgment is required to properly identify the units of accounting for our camera sales arrangements.

For the sales of our hardware products, including related firmware and free software solutions, revenue is recognized when transfer of control occurs at a point in time, which generally is at the time the product is shipped and when collection is considered probable. For customers who purchase hardware products directly from GoPro.com, we retain a portion of the risk of loss on these sales during transit, which are accounted for as fulfillment costs. Subscription and service revenue is recognized primarily from our Premium+, Premium and Quik subscription offerings sold on GoPro.com and the Quik mobile app, and is recognized ratably over the subscription term, with any payments received in advance of services being rendered recorded in deferred revenue.

For our camera sale arrangements with multiple performance obligations, revenue is allocated to each performance obligation based on its relative standalone selling price. Standalone selling prices are based on observable prices at which we separately sell our products, and subscription and service. If a standalone selling price is not directly observable, then we estimate the standalone selling prices considering market conditions and entity-specific factors. For example, the standalone selling price for PCS is determined based on a cost-plus

approach, which incorporates the level of support provided to customers, estimated costs to provide our support, and the amount of time and cost that is allocated to our efforts to develop the undelivered elements. While changes in the allocation of the transaction price among the performance obligations will not affect the amount of total revenue ultimately recognized for a particular camera sale arrangement, any significant change in these allocations could impact the timing of revenue recognition, which could have a material effect on our financial condition and results of operations.

Our standard terms and conditions for non-web-based sales do not allow for product returns other than under warranty. However, we grant limited rights to return product for certain large retailers. Estimates of expected future product returns are recognized at the time of sale based on analyses of historical return trends by customer class and other factors. An estimated return liability along with a right to recover assets are recorded for future product returns. Return trends are influenced by product life cycles, new product introductions, market acceptance of products, product sell-through, the type of customer, seasonality, and other factors. Return rates may fluctuate over time, but are sufficiently predictable to allow us to estimate expected future product returns. Actual returns in any future period could differ from our estimates, which could impact the revenue that we report.

We provide our customers with sales incentives through various programs, including cooperative advertising, price protection, marketing development funds and other incentives. Sales incentives are considered to be variable consideration, which we estimate and record as a reduction to revenue at the date of sale. Sales incentives are influenced by historical experience, product sell-through and other factors. Actual sales incentives and their impact on reported revenue could differ from our estimates.

Inventory valuation

Inventory consists of finished goods and component parts, and is stated at the lower of cost or net realizable value on a first-in, first-out basis. Our inventory balances were $120.7 million and $106.3 million as of December 31, 2024 and 2023, respectively. Our assessment of market value requires the use of estimates regarding the net realizable value of our inventory balances, including an assessment of excess or obsolete inventory. We determine excess or obsolete inventory based on multiple factors, including market conditions, an estimate of the future demand for our hardware products within a specified time horizon (generally 12 months), hardware product life cycle status, hardware product development plans and current sales levels.

Income taxes

We are subject to income taxes in the United States and multiple foreign jurisdictions. Our effective tax rates differ from the United States federal statutory rate, primarily due to changes in our valuation allowance, the effect of non-United States operations, deductible and non-deductible stock-based compensation expense, state taxes, federal and state research and development tax credits and other adjustments. Our effective tax rate was negative 224.8%, positive 21.5%, and positive 16.3% in 2024, 2023 and 2022, respectively. The calculation of our provision for income taxes involves the use of estimates, assumptions and judgments while taking into account current tax laws, our interpretation of current tax laws and possible outcomes of future tax audits. We review our tax positions quarterly and adjust the balances as new information becomes available.

Each quarter, we assess the realizability of our existing deferred tax assets under ASC Topic 740. We assess available positive and negative evidence to estimate whether sufficient future taxable income will be generated to realize our deferred tax assets. In the assessment period ending March 31, 2024, we concluded based on the introduction of negative evidence resulting from developments in the first quarter of 2024, such as increased and accelerated costs associated with our future product strategy and roadmap, an increased competitive environment, integration and product development costs related to the acquisition of Forcite Helmet Systems, restructuring costs and other negative factors, that it was more likely than not that our United States federal and state deferred tax assets would not be realizable. Therefore, in the period ended March 31, 2024, after consideration of our deferred tax liabilities and recent developments, we recorded a net valuation allowance of $294.9 million on United States federal and state deferred tax assets. This determination was also based, in part, on our revised expectation that our projections of pre-tax losses in 2024 and future years will cause us to be in a cumulative GAAP loss for ASC Topic 740 purposes in 2024 and forward. In the assessment for the period ended December 31, 2024, we concluded that it remains more likely than not that we will not be able to realize our deferred tax assets. As of December 31, 2024, the total valuation allowance on United States federal and state

net deferred tax assets was $327.4 million. We will continue to monitor our future financial results, expected projections and their potential impact on our assessment regarding the recoverability of our deferred tax asset balances and in the event there is a need to release the valuation allowance, a tax benefit would be recorded. Our foreign deferred tax assets in each jurisdiction are supported by taxable income or in the case of acquired companies, by the future reversal of deferred tax liabilities. It is more likely than not that our foreign deferred tax assets will be realized and thus, a valuation allowance is not required on our foreign deferred tax assets.

The Organization for Economic Co-operation and Development (OECD) has a two-pillar solution to address tax challenges arising from the digitalization of the economy. This two-pillar solution includes the Pillar Two Model Rules (Pillar Two), which defines global minimum tax rules and includes a 15% minimum tax rate. Various countries have started to enact new laws related to Pillar Two, including certain new laws effective beginning in 2024. Based on our analysis as of December 31, 2024, Pillar Two has no material impact on our consolidated financial statements.

Uncertain tax positions. We recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. We file annual income tax returns in multiple taxing jurisdictions around the world and a number of years may elapse before an uncertain tax position is audited by the relevant tax authorities and finally resolved. We have established reserves to address potential exposures related to tax positions that could be challenged by tax authorities. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position and we can provide no assurance that the final tax outcome of these matters will not be materially different, we believe that we have adequately reserved for our uncertain tax positions.

Our future effective tax rates could be adversely affected if actual earnings are different than our estimates, by changes in the valuation of our deferred tax assets or liabilities, outcomes resulting from income tax examinations, or by changes or interpretations in tax laws, regulations, or accounting principles.

Impairment of goodwill and long-lived assets

We perform an annual assessment of our goodwill during the fourth quarter of each calendar year or more frequently if indicators of potential impairment exist, such as an adverse change in business climate, declines in market capitalization or a decline in the overall industry demand, that would indicate it is more likely than not that the fair value of our single reporting unit is less than the carrying value. If we determine that it is more likely than not that the fair value of our single reporting unit is less than the carrying value, we measure the amount of impairment as the amount the carrying value of our single reporting unit exceeds the fair value, up to the carrying value of goodwill, by using a discounted cash flow method and market approach method.

Although our market capitalization further declined in the fourth quarter of 2024, we do not believe that it is more likely than not that the fair value of our single reporting unit is less than the carrying value. Using the market capitalization approach, which we would expect to be similar to the discounted cash flow method, the fair value of our single reporting unit is estimated based on the trading price of our stock at the test date, which is further adjusted by an acquisition control premium representing the synergies a market participant would obtain when obtaining control of the business. As of December 31, 2024, the market capitalization exceeded the carrying value of our single reporting unit by 10%, which was not adjusted for an acquisition control premium which would further increase the percentage the fair value exceeded the carrying value.

The estimated fair value of our single reporting unit is sensitive to the volatility in our stock price. For example, a 5% decrease in our December 31, 2024 stock price would result in our market capitalization exceeding the carrying value of our single reporting unit by 6%, which is not adjusted for an acquisition control premium. If our market capitalization continues to decline or future performance falls below our current expectations, assumptions, or estimates, including assumptions related to current macroeconomic uncertainties, this may trigger a future material non-cash goodwill impairment charge, which could have a material adverse effect on our business, financial condition, and results of operations in the reporting period in which a charge would be necessary. We are required to perform impairment tests when it is more likely than not that the fair value of the reporting unit is less than the carrying value. Given current market conditions and the fact that the market capitalization is a key component, we will continue to monitor our forecasts and market capitalization to determine if a quantitative test is necessary prior to our next annual assessment.

Recent Accounting Pronouncements

Refer to Recent Accounting Pronouncements in Note 1 Summary of business and significant accounting policies, to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Non-GAAP Financial Measures

We report net income (loss) and diluted net income (loss) per share in accordance with United States generally accepted accounting principles (GAAP) and on a non-GAAP basis. We additionally report non-GAAP adjusted EBITDA. Gross margin percentage is also presented on a constant currency basis to show performance unaffected by fluctuations in currency exchange rates. We calculate constant currency amounts by translating current period amounts at the prior period's average exchange rate and compare that to current period performance. We use non-GAAP financial measures to help us understand and evaluate our core operating performance and trends, to prepare and approve our annual budget, and to develop short-term and long-term operational plans. Our management uses and believes that investors benefit from referring to these non-GAAP financial measures in assessing our operating results. These non-GAAP financial measures should not be considered in isolation from, or as an alternative to, the measures prepared in accordance with GAAP, and are not based on any comprehensive set of accounting rules or principles. We believe that these non-GAAP measures, when read in conjunction with our GAAP financials, provide useful information to investors by facilitating:

- the comparability of our on-going operating results over the periods presented;

- the ability to identify trends in our underlying business; and

- the comparison of our operating results against analyst financial models and operating results of other public companies that supplement their GAAP results with non-GAAP financial measures.

These non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP. Some of these limitations are:

- adjusted EBITDA does not reflect income tax expense (benefit), which may change cash available to us;

- adjusted EBITDA does not reflect interest income (expense), which may reduce cash available to us;

- adjusted EBITDA excludes depreciation and amortization and, although these are non-cash charges, the property and equipment being depreciated and amortized often will have to be replaced in the future, and adjusted EBITDA does not reflect any cash capital expenditure requirements for such replacements;

- adjusted EBITDA excludes the amortization of point of purchase (POP) display assets because it is a non-cash charge, and is treated similarly to depreciation of property and equipment and amortization of acquired intangible assets;

- adjusted EBITDA and non-GAAP net income (loss) exclude restructuring and other related costs which primarily include severance-related costs, stock-based compensation expenses, manufacturing consolidation charges, facilities consolidation charges recorded in connection with restructuring actions, including right-of-use asset impairment charges (if applicable), and the related ongoing operating lease cost of those facilities recorded under ASC 842, *Leases*. These expenses do not reflect expected future operating expenses and do not contribute to a meaningful evaluation of current operating performance or comparisons to the operating performance in other periods;

- adjusted EBITDA and non-GAAP net income (loss) exclude stock-based compensation expense related to equity awards granted primarily to our workforce. We exclude stock-based compensation expense because we believe that the non-GAAP financial measures excluding this item provide meaningful supplemental information regarding operational performance. In particular, we note that companies calculate stock-based compensation expense for the variety of award types that they employ using different valuation methodologies and subjective assumptions. These non-cash charges are not factored into our internal evaluation of non-

GAAP net income (loss) as we believe their inclusion would hinder our ability to assess core operational performance;

- adjusted EBITDA and non-GAAP net income (loss) excludes a gain on insurance proceeds because it is not reflective of ongoing operating results in the period, and the frequency and amount of such gains vary;

- adjusted EBITDA and non-GAAP net income (loss) excludes any gain or loss on the extinguishment of debt because it is not reflective of ongoing operating results in the period, and the frequency and amount of such gains and losses vary;

- non-GAAP net income (loss) excludes acquisition-related costs including the amortization of acquired intangible assets (primarily consisting of acquired technology), the impairment of acquired intangible assets (if applicable), as well as third-party transaction costs incurred for legal and other professional services. These costs are not factored into our evaluation of potential acquisitions, or of our performance after completion of the acquisitions because these costs are not related to our core operating performance or reflective of ongoing operating results in the period, and the frequency and amount of such costs vary significantly based on the timing and magnitude of our acquisition transactions and the maturities of the businesses being acquired. Although we exclude the amortization of acquired intangible assets from our non-GAAP net income (loss), management believes that it is important for investors to understand that such intangible assets were recorded as part of purchase accounting and can contribute to revenue generation;

- non-GAAP net income (loss) excludes a gain on the sale and/or license of intellectual property. This gain is not related to our core operating performance or reflective of ongoing operating results in the period, and the frequency and amount of such gains are inconsistent;

- non-GAAP net income (loss) exclude non-cash interest expense. Prior to the adoption of ASU 2020-06 in fiscal year 2022, we were required to recognize non-cash interest expense related to the amortization of a debt discount associated with our 2022 Notes and 2025 Notes in accordance with the prior authoritative accounting guidance for convertible debt that may be settled in cash. From fiscal year 2022 and onwards, this debt discount accounting requirement was removed, and as a result, non-cash interest expense will no longer be a reconciling item between GAAP and non-GAAP net income (loss);

- non-GAAP net income (loss) includes income tax adjustments. In the first quarter of 2024, we revised our income tax adjustments to reflect the current and deferred income tax expense (benefit) and the effect of non-GAAP adjustments to better align with SEC guidance. For comparative purposes, we have revised the prior year income tax adjustments to reflect current and deferred income tax expense (benefit) and the effect of non-GAAP adjustments. Additionally, in the second quarter of 2024, we revised the first quarter of 2024 income tax adjustment to exclude the establishment of a valuation allowance on the United States federal and state deferred tax assets;

- GAAP and non-GAAP net income (loss) per share includes the dilutive, tax effected cash interest expense associated with our 2025 Notes in periods of net income, as if converted at the beginning of the period; and

- other companies may calculate these non-GAAP financial measures differently than we do, limiting their usefulness as comparative measures.

The following tables present a reconciliation of net income (loss) to adjusted EBITDA:

(in thousands)	Three months ended December 31,	
	2024	2023
Net loss	$ (37,191)	$ (2,418)
Income tax benefit	(2,403)	(2,988)
Interest (income) expense, net	279	(707)
Depreciation and amortization	1,781	1,159
POP display amortization	1,635	734
Stock-based compensation	5,199	10,031
Gain on insurance recovery	(1,130)	—
Gain on extinguishment of debt	—	(3,092)
Restructuring and other costs	17,471	548
Adjusted EBITDA	$ (14,359)	$ 3,267

(in thousands)	Year ended December 31,				
	2024	2023	2022	2021	2020
Net income (loss)	$ (432,311)	$ (53,183)	$ 28,847	$ 371,171	$ (66,783)
Income tax expense (benefit)	299,222	(14,550)	5,606	(281,071)	4,826
Interest (income) expense, net	(1,388)	(5,233)	3,131	22,678	19,993
Depreciation and amortization	6,491	6,160	8,570	10,962	19,065
POP display amortization	5,123	2,015	2,055	2,759	4,176
Stock-based compensation	29,132	41,479	38,991	38,650	29,963
Gain on insurance recovery	(1,130)	—	—	—	—
(Gain) loss on extinguishment of debt	—	(3,092)	—	—	5,389
Restructuring and other costs	23,222	(913)	7,554	2,649	26,571
Adjusted EBITDA	$ (71,639)	$ (27,317)	$ 94,754	$ 167,798	$ 43,200

The following tables present a reconciliation of net income (loss) to non-GAAP net income (loss):

(in thousands, except per share data)	Three months ended December 31,	
	2024	**2023**
Net loss	$ (37,191)	$ (2,418)
Stock-based compensation	5,199	10,031
Acquisition-related costs	462	822
Restructuring and other costs	17,471	548
Gain on insurance recovery	(1,130)	—
Gain on extinguishment of debt	—	(3,092)
Income tax adjustments [(1)]	771	(1,733)
Non-GAAP net income (loss)	$ (14,418)	$ 4,158
Non-GAAP net income (loss) - basic	$ (14,418)	$ 4,158
Add: Interest on convertible notes, tax effected*	—	499
Non-GAAP net income (loss) - diluted	$ (14,418)	$ 4,657
GAAP diluted net loss per share	$ (0.24)	$ (0.02)
Non-GAAP diluted net income (loss) per share	$ (0.09)	$ 0.03
GAAP shares for basic and diluted net loss per share	155,091	151,078
Add: Effect of non-GAAP dilutive securities	—	13,541
Non-GAAP shares for diluted net income (loss) per share	155,091	164,619

* Reflects the use of the if-converted method for our convertible notes, effective January 1, 2022 due to the adoption of ASU 2020-06.

[(1)] In the first quarter of 2024, we revised the non-GAAP income tax adjustments to reflect current and deferred income tax expense (benefit) and the effect of non-GAAP adjustments to better align with SEC guidance. For comparative purposes, we have revised our prior period income tax adjustments to reflect current and deferred income tax expense (benefit) and the effect of non-GAAP adjustments. Additionally, in the second quarter of 2024, we revised the first quarter of 2024 income tax adjustment to exclude the establishment of a valuation allowance on United States federal and state deferred tax assets.

		Year ended December 31,			
(in thousands)	**2024**	**2023**	**2022**	**2021**	**2020**
Net income (loss)	$ (432,311)	$ (53,183)	$ 28,847	$ 371,171	$ (66,783)
Stock-based compensation	29,132	41,479	38,991	38,650	29,963
Acquisition-related costs	2,352	822	47	1,152	4,598
Restructuring and other costs	23,222	(913)	7,554	2,649	26,571
Non-cash interest expense	—	—	—	14,208	10,366
Gain on sale and/or license of intellectual property	(999)	—	—	—	—
Gain on insurance recovery	(1,130)	—	—	—	—
(Gain) loss on extinguishment of debt	—	(3,092)	—	—	5,389
Income tax adjustments [(1)]	9,317	(5,372)	(10,271)	(27,494)	(881)
Non-GAAP net income (loss)	$ (370,417)	$ (20,259)	$ 65,168	$ 400,336	$ 9,223
GAAP net income (loss) - basic	$ (432,311)	$ (53,183)	$ 28,847	$ 371,171	$ (66,783)
Add: Interest on convertible notes, tax effected*	—	—	3,055	—	—
GAAP net (income) loss - diluted	$ (432,311)	$ (53,183)	$ 31,902	$ 371,171	$ (66,783)
Non-GAAP net income (loss) - basic	$ (370,417)	$ (20,259)	$ 65,168	$ 400,336	$ 9,223
Add: Interest on convertible notes, tax effected*	—	—	3,055	—	—
Non-GAAP net income (loss) - diluted	$ (370,417)	$ (20,259)	$ 68,223	$ 400,336	$ 9,223
GAAP diluted net income (loss) per share	$ (2.82)	$ (0.35)	$ 0.18	$ 2.27	$ (0.45)
Non-GAAP diluted net income (loss) per share	$ (2.42)	$ (0.13)	$ 0.38	$ 2.45	$ 0.06
GAAP shares for basic net income (loss) per share	153,113	153,348	156,181	154,274	149,037
Add: Effect of dilutive securities	—	—	22,098	8,904	—
GAAP shares for diluted net income (loss) per share	153,113	153,348	178,279	163,178	149,037
Add: Effect of non-GAAP dilutive securities	—	—	—	—	3,096
Non-GAAP shares for diluted net income (loss) per share	153,113	153,348	178,279	163,178	152,133

* Reflects the use of the if-converted method for our convertible notes, effective January 1, 2022 due to the adoption of ASU 2020-06.

[(1)]   In the first quarter of 2024, we revised the non-GAAP income tax adjustments to reflect current and deferred income tax expense (benefit) and the effect of non-GAAP adjustments to better align with SEC guidance. For comparative purposes, we have revised our prior period income tax adjustments to reflect current and deferred income tax expense (benefit) and the effect of non-GAAP adjustments. Additionally, in the second quarter of 2024, we revised the first quarter of 2024 income tax adjustment to exclude the establishment of a valuation allowance on United States federal and state deferred tax assets.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include foreign currency and interest rate risks as follows:

Foreign currency risk. Revenue generated from GoPro.com is denominated in U.S. dollars and various foreign currencies. Revenue generated from our international distributor and retail sales channels is generally priced in U.S. dollars, however we typically evaluate and adjust our international selling prices to reflect local exchange rate fluctuations. The strength of the U.S. dollar relative to other foreign currencies has negatively impacted revenue, gross margin and net income (loss) per share due to our sales outside of the United States by approximately $50 million for the year ended December 31, 2024 relative to 2021 foreign currency rates. To date, the majority of our inventory purchases have been denominated in our functional currency of the U.S. dollar. Our operations outside of the United States hold foreign denominated cash balances and incur a majority of their operating expenses in foreign currencies. We therefore have foreign currency risk related to these currencies, which are primarily the Euro, British pound, Australian dollar, Japanese yen, Romanian leu and Canadian dollar. Changes in exchange rates, and in particular, a weakening of foreign currencies relative to the U.S. dollar will negatively affect our revenue and operating income as expressed in U.S. dollars.

To date, we have not entered into any foreign currency exchange contracts or derivatives, and we will continue to reassess our approach to manage our risk relating to fluctuations in currency rates. The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy.

Interest rate risk. Our exposure to market risk for changes in interest rates primarily relates to our cash and cash equivalents and marketable securities. Our cash equivalents and marketable securities have comprised of money market funds, U.S. treasury securities, commercial paper, government securities and corporate debt securities. The primary objectives of our investment activities are to preserve principal and provide liquidity without significantly increasing risk. Our cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. Due to the nature of our investment portfolio, we do not believe that an immediate 10% shift in interest rates would have a material effect on the fair value of our investment portfolio.

The fair value of our 2025 Convertible Senior Notes (2025 Notes) is subject to interest rate risk, market risk and other factors due to the conversion feature. The capped calls that were entered into concurrently with the issuance of our 2025 Notes were completed to reduce the potential dilution from the conversion of the 2025 Notes. The fair value of the 2025 Notes will generally increase as interest rates fall and decrease as interest rates rise. In addition, the fair value of the 2025 Notes will generally increase as our Class A common stock price increases and will generally decrease as our Class A common stock price declines. The interest and market value changes affect the fair value of the 2025 Notes but do not impact our financial position, cash flows or results of operations due to the fixed nature of the debt obligation.

Item 8. Financial Statements and Supplementary Data

GoPro, Inc.

Index to consolidated financial statements

The supplementary financial information required by this Item 8, is included in Part II, Item 7. under the caption Results of Operations, which is incorporated herein by reference.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of GoPro, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of GoPro, Inc. and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of operations, of stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition

As described in Note 1 to the consolidated financial statements, substantially all revenue is derived from the sales of cameras, mounts, accessories, subscription and service, and implied post contract support to customers. The transaction price recognized as revenue represents the consideration the Company expects to be entitled to and is primarily comprised of product revenue, net of returns and variable consideration, which includes sales incentives provided to customers. The Company recognizes revenue from its sales arrangements when control of the promised goods or services are transferred to its customers, in an amount that reflects the amount of consideration expected to be received in exchange for the transferred goods or services. The Company's revenue was $801 million for the year ended December 31, 2024. The principal considerations for our determination that performing procedures relating to revenue recognition is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's revenue recognition. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process. These procedures also included, among others, (i) evaluating certain revenue transactions by testing the issuance and settlement of invoices and credit memos, tracing transactions not settled to a detailed listing of accounts receivable, and testing the completeness and accuracy of data provided by management; (ii) evaluating, on a sample basis, revenue transactions by obtaining and inspecting source documents, including sales orders, invoices, shipping and delivery documents, and cash receipts, where applicable; (iii) evaluating, on a sample basis, for certain revenue transactions, the timing of revenue recognition by obtaining and inspecting shipping and delivery documents; (iv) recalculating, on a sample basis, amortization of subscription revenue; (v) evaluating the reasonableness of variable consideration, on a sample basis, by testing credit memos during the year and testing the completeness and accuracy of the data used to determine the year end accrual; and (vi) testing, on a sample basis, outstanding customer invoice balances as of December 31, 2024 by obtaining and inspecting source documents, including sales orders, invoices, shipping and delivery documents, and subsequent cash receipts, where applicable.

/s/ PricewaterhouseCoopers LLP

San Jose, California
March 17, 2025

We have served as the Company's auditor since 2011.

GoPro, Inc.
Consolidated Balance Sheets

(in thousands, except par values)	December 31, 2024	December 31, 2023
Assets		
Current assets:		
Cash and cash equivalents	$ 102,811	$ 222,708
Marketable securities	—	23,867
Accounts receivable, net	85,944	91,452
Inventory	120,716	106,266
Prepaid expenses and other current assets	29,774	38,298
Total current assets	339,245	482,591
Property and equipment, net	8,696	8,686
Operating lease right-of-use assets	14,403	18,729
Goodwill	152,351	146,459
Other long-term assets	28,983	311,486
Total assets	$ 543,678	$ 967,951
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 85,936	$ 102,612
Accrued expenses and other current liabilities	110,769	110,049
Short-term operating lease liabilities	10,936	10,520
Deferred revenue	55,418	55,913
Short-term debt	93,208	—
Total current liabilities	356,267	279,094
Long-term taxes payable	11,621	11,199
Long-term debt	—	92,615
Long-term operating lease liabilities	18,067	25,527
Other long-term liabilities	6,034	3,670
Total liabilities	391,989	412,105
Commitments, contingencies and guarantees (Note 10)		
Stockholders' equity:		
Preferred stock, $0.0001 par value, 5,000 shares authorized; none issued	—	—
Common stock and additional paid-in capital, $0.0001 par value, 500,000 Class A shares authorized, 129,196 and 123,638 shares issued and outstanding, respectively; 150,000 Class B shares authorized, 26,259 and 26,259 shares issued and outstanding, respectively	1,026,527	998,373
Treasury stock, at cost, 26,608 and 26,608 shares, respectively	(193,231)	(193,231)
Accumulated deficit	(681,607)	(249,296)
Total stockholders' equity	151,689	555,846
Total liabilities and stockholders' equity	$ 543,678	$ 967,951

The accompanying notes are an integral part of these consolidated financial statements.

GoPro, Inc.

Consolidated Statements of Operations

	Year ended December 31,		
(in thousands, except per share data)	**2024**	**2023**	**2022**
Revenue	$ 801,473	$ 1,005,459	$ 1,093,541
Cost of revenue	530,178	681,886	686,713
Gross profit	271,295	323,573	406,828
Operating expenses:			
Research and development	185,897	165,688	139,885
Sales and marketing	160,635	169,578	166,967
General and administrative	59,796	63,770	61,021
Total operating expenses	406,328	399,036	367,873
Operating income (loss)	(135,033)	(75,463)	38,955
Other income (expense):			
Interest expense	(3,329)	(4,699)	(6,242)
Other income, net	5,273	12,429	1,740
Total other income (expense), net	1,944	7,730	(4,502)
Income (loss) before income taxes	(133,089)	(67,733)	34,453
Income tax expense (benefit)	299,222	(14,550)	5,606
Net income (loss)	$ (432,311)	$ (53,183)	$ 28,847
Net income (loss) per share:			
Basic	$ (2.82)	$ (0.35)	$ 0.18
Diluted	$ (2.82)	$ (0.35)	$ 0.18
Shares used to compute net income (loss) per share:			
Basic	153,113	153,348	156,181
Diluted	153,113	153,348	178,279

The accompanying notes are an integral part of these consolidated financial statements.

GoPro, Inc.

Consolidated Statements of Stockholders' Equity

| (in thousands) | Common stock and additional paid-in capital | | Treasury stock | Accumulated deficit | Stockholders' equity |
	Shares	Amount	Amount		
Balances at December 31, 2021	156,474 $	1,008,872	$ (113,613) $	(279,345) $	615,914
Common stock issued under employee benefit plans, net of shares withheld for tax	4,381	4,681	—	—	4,681
Taxes paid related to net share settlements	—	(13,410)	—	—	(13,410)
Stock-based compensation expense	—	38,991	—	—	38,991
Repurchase of outstanding common stock	(5,967)	(1)	(39,618)	—	(39,619)
Cumulative effect of adoption of new accounting standards	—	(78,230)	—	54,385	(23,845)
Net income	—	—	—	28,847	28,847
Balances at December 31, 2022	154,888 $	960,903	$ (153,231) $	(196,113) $	611,559
Common stock issued under employee benefit plans, net of shares withheld for tax	4,940	3,999	—	—	3,999
Taxes paid related to net share settlements	—	(8,008)	—	—	(8,008)
Stock-based compensation expense	—	41,479	—	—	41,479
Repurchase of outstanding common stock	(9,931)	—	(40,000)	—	(40,000)
Net loss	—	—	—	(53,183)	(53,183)
Balances at December 31, 2023	149,897 $	998,373	$ (193,231) $	(249,296) $	555,846
Common stock issued under employee benefit plans, net of shares withheld for tax	5,558	2,101	—	—	2,101
Taxes paid related to net share settlements	—	(3,079)	—	—	(3,079)
Stock-based compensation expense (Note 7)	—	29,132	—	—	29,132
Net loss	—	—	—	(432,311)	(432,311)
Balances at December 31, 2024	155,455 $	1,026,527	$ (193,231) $	(681,607) $	151,689

The accompanying notes are an integral part of these consolidated financial statements.

GoPro, Inc.

Consolidated Statements of Cash Flows

(in thousands)		Year ended December 31,	
	2024	2023	2022
Operating activities:			
Net income (loss)	$ (432,311)	$ (53,183)	$ 28,847
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	6,491	6,160	8,570
Non-cash operating lease cost	1,050	3,090	5,501
Stock-based compensation	29,132	41,479	38,991
Deferred income taxes, net	296,771	(17,891)	2,710
Non-cash restructuring charges	—	—	228
Impairment of right-of-use assets	3,276	—	—
Gain on extinguishment of debt	—	(3,092)	—
Other	461	(2,600)	1,022
Changes in operating assets and liabilities:			
Accounts receivable, net	5,291	(14,478)	37,829
Inventory	(14,450)	20,865	(40,722)
Prepaid expenses and other assets	1,080	(7,649)	7,922
Accounts payable and other liabilities	(21,162)	(4,226)	(97,112)
Deferred revenue	(770)	(1,338)	11,961
Net cash provided by (used in) operating activities	(125,141)	(32,863)	5,747
Investing activities:			
Purchases of property and equipment, net	(4,039)	(1,520)	(3,447)
Purchases of marketable securities	—	(25,782)	(165,590)
Maturities of marketable securities	24,000	149,204	160,649
Acquisition, net of cash acquired	(12,308)	—	—
Net cash provided by (used in) investing activities	7,653	121,902	(8,388)
Financing activities:			
Proceeds from issuance of common stock	2,150	3,876	4,760
Taxes paid related to net share settlement of equity awards	(3,079)	(8,008)	(13,410)
Repurchase of outstanding common stock	—	(40,000)	(39,619)
Payment to partially repurchase 2025 convertible senior notes	—	(46,250)	—
Repayment of debt	—	—	(125,000)
Net cash used in financing activities	(929)	(90,382)	(173,269)
Effect of exchange rate changes on cash and cash equivalents	(1,480)	316	(1,442)
Net change in cash and cash equivalents	(119,897)	(1,027)	(177,352)
Cash and cash equivalents at beginning of period	222,708	223,735	401,087
Cash and cash equivalents at end of period	$ 102,811	$ 222,708	$ 223,735
Supplementary cash flow disclosure:			
Cash paid for interest	$ 1,286	$ 1,976	$ 4,258

Cash paid (refunded) for income taxes, net	$		1,093	$	(537)	$	2,100
Non-cash investing and financing activities:							
Purchases of property and equipment included in accounts payable and accrued liabilities	$		1,047	$	214	$	215
Receipt of equity from asset sale	$		999	$	—	$	—

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of business and significant accounting policies

GoPro, Inc. and its subsidiaries (GoPro or the Company) make it easy for the world to capture and share itself in immersive and exciting ways, helping people get the most out of their photos and videos. The Company is committed to developing solutions that create an easy, seamless experience for consumers to capture, create, manage and share engaging personal content. To date, the Company's cameras, mountable and wearable accessories, subscription and service, and implied post contract support have generated substantially all of its revenue. The Company sells its products globally on its website, and through retailers and wholesale distributors. The Company's global corporate headquarters are located in San Mateo, California.

Basis of presentation. The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (GAAP) for financial information set forth in the Accounting Standards Codification (ASC), as published by the Financial Accounting Standards Board (FASB), and with the applicable rules and regulations of the Securities and Exchange Commission (SEC). The Company's fiscal year ends on December 31, and its fiscal quarters end on March 31, June 30, and September 30.

The consolidated financial statements reflect all adjustments, which are normal and recurring in nature, that management believes are necessary for the fair statement of the Company's financial statements, but are not necessarily indicative of the results expected in future periods.

Principles of consolidation. These consolidated financial statements include all the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of estimates. The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the Company's consolidated financial statements and accompanying notes. Significant estimates and assumptions made by management include those related to revenue recognition and the allocation of the transaction price (including sales incentives, sales returns and implied post contract support), inventory valuation, product warranty liabilities, the valuation, impairment and useful lives of long-lived assets (property and equipment, operating lease right-of-use assets, intangible assets and goodwill), fair value of convertible senior notes, and income taxes. The Company bases its estimates and assumptions on historical experience and on various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from management's estimates. To the extent there are material differences between the estimates and the actual results, future results of operations could be affected.

Liquidity. The accompanying audited consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business. In the year ended December 31, 2024, the Company's performance continued to be impacted by consumer related-macroeconomic issues resulting in a softer global consumer market, an increasingly global competitive landscape and the delay of the Company's next generation 360-camera. During the year ended December 31, 2024, revenue declined 20.3% from the prior year period which resulted in operating losses of $135.0 million and operating cash outflows of $125.1 million, including the payment of $12.6 million related to 2024 restructuring plans. As of December 31, 2024, the Company had $102.8 million in cash and cash equivalents and an accumulated deficit of $681.6 million. The 2025 Notes with an outstanding principal of $93.8 million matures on November 15, 2025, unless earlier repurchased or converted at the option of the holder into shares of Class A common stock under certain circumstances. The Company also had $44.8 million available to draw from its 2021 Credit Agreement as of December 31, 2024 and in the ordinary course of business, has drawn $25.0 million in February 2025.

The Company has considered and assessed its ability to continue as a going concern for at least 12 months from the issuance of these audited consolidated financial statements. The Company's assessment included the preparation of a cash flow forecast taking into account the restructuring actions already implemented in 2024. The Company considered additional actions within its control that it would implement, if necessary, to maintain liquidity and operations in the ordinary course of business including payment of the 2025 Notes upon maturity. The 2025

operational plan is structured to i) realize the savings in wages and benefits from the headcount reductions as part of the 2024 restructuring plans; ii) lower research and development costs from the completion of a next generation system-on-chip and rationalized product roadmap, and the reduction of sales and marketing expenses to a reduced level consistent with the business size; and iii) effectively manage working capital, specifically the Company's intention to manage inventory levels to better align with its current run rates and seasonality of the business, and the Company's intention to continue to effectively manage the collection of accounts receivables.

The Company estimates such actions will be sufficient to allow it to maintain liquidity and operations in the ordinary course, including payment of the 2025 Notes upon maturity on November 15, 2025, for at least 12 months from the issuance of these consolidated financial statements. While the Company estimates such actions will be sufficient to allow it to maintain liquidity and operations in the ordinary course for at least 12 months from the issuance of these consolidated financial statements, there can be no assurance the Company will generate sufficient future cash from operations. Factors that can impact the Company's future cash generation include, but are not limited to, further inflation, rising interest rates, ongoing recessionary conditions or continued competition. If the Company is not successful in maintaining demand for its products or if macroeconomic conditions further constrain consumer demand, the Company may continue to experience adverse impacts to revenue and profitability. Additional actions within the Company's control to maintain liquidity and operations include further reducing discretionary spending in all areas of the business and further headcount restructuring actions. In addition, the Company may need additional financing to execute on its current or future business strategy, and additional financing may not be available or on terms favorable to the Company.

Comprehensive income (loss). For all periods presented, comprehensive income (loss) approximated net income (loss). Therefore, the Consolidated Statements of Comprehensive Income (Loss) have been omitted.

Cash equivalents and marketable securities. Cash equivalents consist of investments in money market funds with maturities of three months or less from the date of purchase. Marketable securities consist of U.S. treasury securities, commercial paper, government securities and corporate debt securities, and are classified as available-for-sale securities. The Company views these securities as available to support current operations and has classified all available-for-sale securities as current assets. Available-for-sale securities are carried at fair value with unrealized gains and losses, if any, included in stockholders' equity. Unrealized gains and losses are charged against other income (expense), net, for declines in fair value below the cost of an individual investment that is deemed to be other than temporary. The Company has not identified any marketable securities as other-than-temporarily impaired for the periods presented. The cost of securities sold is based upon a specific identification method.

Accounts receivable. Accounts receivable are stated at invoice value less estimated allowances for doubtful accounts. Allowances are recorded based on the Company's assessment of various factors, such as: historical experience, credit quality of its customers, age of the accounts receivable balances, geographic related risks, economic conditions and other factors that may affect a customer's ability to pay. The allowance for doubtful accounts as of December 31, 2024 and 2023, was zero and $0.5 million, respectively.

Inventory. Inventory consists of finished goods and component parts, which are purchased directly from contract manufacturers or from suppliers. Inventory is stated at the lower of cost or net realizable value on a first-in, first-out basis. The Company writes down its inventory for estimated obsolescence or excess inventory equal to the difference between the cost of inventory and estimated market value plus the estimated cost to sell. The Company's assessment of market value is based upon assumptions around market conditions and estimated future demand for its hardware products within a specified time horizon, generally 12 months, hardware product life cycle status, hardware product development plans and current sales levels. Adjustments to reduce inventory to net realizable value are recognized in cost of revenue.

Point of purchase (POP) displays. The Company provides retailers with POP displays, generally free of charge, in order to facilitate the marketing of the Company's hardware and software products within retail stores. The POP displays contain a display that broadcasts video images taken by GoPro cameras along with product placement available for cameras and accessories. POP display costs are capitalized as long-term assets and charged to sales and marketing expense over the 36 month expected period of benefit. Cash outflows and amortization related to POP displays are classified as operating activities in the Consolidated Statement of Cash Flows.

Property and equipment, net. Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful life of the assets, ranging from one to nine years. Leasehold improvements are amortized over the shorter of the lease term or their expected useful life. Property and equipment pending installation, configuration or qualification are classified as construction in progress. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred.

Fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the reporting date. The Company estimates and categorizes the fair value of its financial assets by applying the following hierarchy:

Level 1	Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to directly access.
Level 2	Valuations based on quoted prices for similar assets or liabilities; valuations for interest-bearing securities based on non-daily quoted prices in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.
Level 3	Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Leases. The Company leases its office space and facilities under cancelable and non-cancelable operating leases. Operating leases are presented as operating lease right-of-use (ROU) assets, short-term operating lease liabilities and long-term operating lease liabilities on the Company's Consolidated Balance Sheets. ROU assets represent the Company's right to control the use of an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease.

Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of future lease payments. The Company determines its incremental borrowing rate based on the approximate rate at which the Company would borrow, on a secured basis, to calculate the present value of future lease payments. Lease expenses are recognized on a straight-line basis over the lease term. Certain leases include an option to renew with terms that can extend the lease term from one to nine years. The exercise of a lease renewal option is at the Company's sole discretion and is included in the lease term when the Company is reasonably certain it will exercise the option.

Goodwill and acquired intangible assets. Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in a business combination. Acquired intangible assets other than goodwill are amortized over their useful lives unless the lives are determined to be indefinite. For intangible assets acquired in a business combination, the determination of the estimated fair values of the assets received involves significant judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future, technology obsolescence, and the appropriated weighted-average cost of capital. Valuation approaches consistent with the market approach, income approach and/or cost approach are used to measure fair value.

Impairment of goodwill and long-lived assets. The Company performs an annual assessment of its goodwill during the fourth quarter of each calendar year or more frequently if indicators of potential impairment exist, such as an adverse change in business climate, declines in market capitalization or a decline in the overall industry demand, that would indicate it is more likely than not that the fair value of its single reporting unit is less than its' carrying value. If the Company determines that it is more likely than not that the fair value of its single reporting unit is less than the carrying value, the Company measures the amount of impairment as the amount of the carrying value of its single reporting unit exceeds the fair value, up to the carrying value of goodwill, by using a discounted cash flow method and market approach method.

Although the Company's market capitalization further declined in the fourth quarter of 2024, the Company does not believe that it is more likely than not that the fair value of its single reporting unit is less than the carrying value. Using the market capitalization approach, which the Company expects would be similar to the discounted

cash flow method, the fair value of the single reporting unit is estimated based on the trading price of the Company's stock at the test date, which is further adjusted by an acquisition control premium representing the synergies a market participant would obtain when obtaining control of the business. As of December 31, 2024, the market capitalization exceeded the carrying value of the single reporting unit by 10% which was not adjusted for an acquisition control premium. The acquisition control premium would further increase the percentage by which the estimated fair value of the Company's single reporting unit would exceed the carrying value.

The estimated fair value of the Company's single reporting unit is sensitive to the volatility in the Company's stock price. For example, a 5% decrease in the Company's December 31, 2024 stock price would result in its market capitalization exceeding the carrying value of its single reporting unit by 6%, which is not adjusted for an acquisition control premium. If the Company's market capitalization continues to decline or future performance falls below the Company's current expectations, assumptions, or estimates, including assumptions related to current macroeconomic uncertainties, this may trigger a future material non-cash goodwill impairment charge, which could have a material adverse effect on the Company's business, financial condition, and results of operations in the reporting period in which a charge would be necessary. The Company is required to perform impairment tests when it is more likely than not that the fair value of the reporting unit is less than the carrying value. Given current market conditions and the fact that market capitalization is a key component, the Company will continue to monitor its forecasts and market capitalization to determine if a quantitative test is necessary prior to the next annual assessment.

Long-lived assets, such as property and equipment, intangible assets subject to amortization, and right-of-use assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount to the estimated future undiscounted cash flows expected to be generated by the asset group. If it is determined that an asset group is not recoverable, an impairment charge is recognized for the amount by which the carrying amount of the asset group exceeds its fair value. The Company recorded a $3.3 million right-of-use asset impairment in 2024 related to its headquarters campus as described further in Note 12 Restructuring charges. The Company used the following significant assumption to determine the impairment charge: discount rate based on the weighted-average cost of capital. The Company did not record any impairment charges in 2023 or 2022.

Warranty. The Company records a liability for estimated product warranty costs at the time product revenue is recognized. The Company's standard warranty obligation to its end-users generally provides a 12-month warranty coverage on all of its products except in the European Union where the Company provides a 24-month warranty. The Company also offers extended warranty programs for a fee. The Company's estimate of costs to service its warranty obligations is based on its historical experience of repair and replacement of the associated products and expectations of future conditions. The warranty obligation is affected by product failure rates and the related use of materials, labor costs and freight incurred in correcting any product failure.

Convertible Senior Notes. In November 2020, the Company issued $143.8 million aggregate principal amount of 1.25% Convertible Senior Notes due November 15, 2025 (2025 Notes). In November 2023, the Company repurchased $50.0 million in aggregate principal amount of the 2025 Notes. This partial extinguishment of the 2025 Notes resulted in a gain of $3.1 million recognized in the fourth quarter of 2023. See Note 5 Financing arrangements for additional details.

The Company accounts for its 2025 Notes in accordance with ASC 470-20, *Debt with Conversion and Other Options*. The Company's 2025 Notes have a net settlement feature and may be settled wholly or partially in cash upon conversion. Therefore, the Company calculates the potential dilutive effect of its 2025 Notes under the if-converted method. The Company classifies its 2025 Notes as debt. Debt issuance costs are also classified as debt and amortized as interest expense.

Revenue recognition. The Company derives substantially all of its revenue from the sale of cameras, mounts, accessories, subscription and service, and implied post contract support to customers. The transaction price recognized as revenue represents the consideration the Company expects to be entitled to and is primarily comprised of product revenue, net of returns and variable consideration, which includes sales incentives provided to customers.

The Company's camera sales contain multiple performance obligations that can include the following four separate obligations: (i) a camera hardware component (which may be bundled with hardware accessories) and the embedded firmware essential to the functionality of the camera component delivered at the time of sale, (ii) a subscription and service, (iii) the implied right for the customer to receive post contract support after the initial sale (PCS), and (iv) the implicit right to the Company's downloadable free apps and software solutions. The Company's PCS includes the right to receive, on a when and if available basis, future unspecified firmware upgrades and features as well as bug fixes, and email, chat, and telephone support.

The Company recognizes revenue from its sales arrangements when control of the promised goods or services are transferred to its customers, in an amount that reflects the amount of consideration expected to be received in exchange for the transferred goods or services. For the sale of hardware products, including related firmware and free software solutions, revenue is recognized when transfer of control occurs at a point in time, which generally is at the time the hardware product is shipped and collection is considered probable. For customers who purchase hardware products directly from GoPro.com, the Company retains a portion of the risk of loss on these sales during transit, which are accounted for as fulfillment costs. For PCS, revenue is recognized ratably over 24 months, which represents the estimated period PCS is expected to be provided based on historical experience.

The Company's subscription and service revenue is recognized primarily from its Premium+, Premium, and Quik subscription offerings and is recognized ratably over the subscription term, with any payments received in advance of services rendered recorded as deferred revenue. The Company launched its Premium+ subscription in February 2024, which includes cloud storage up to 500 gigabytes (GB) of non-GoPro content, access to GoPro's HyperSmooth Pro video stabilization software, and the features included in the Premium subscription. The Company's Premium subscription offers a range of services, including unlimited cloud storage of GoPro content supporting source video and photo quality, damaged camera replacement, cloud storage up to 25 GB of non-GoPro content, highlight videos automatically delivered via the Company's mobile app when GoPro camera footage is uploaded to a GoPro cloud account using Auto Upload, access to a high-quality live streaming service on GoPro.com as well as discounts on GoPro cameras, gear, mounts, and accessories. The Company also offers the Quik subscription that provides access to a suite of simple single-clip and multi-clip editing tools. Subscription and service revenue was $107.0 million, or 13.3% of total revenue for the year ended December 31, 2024. Subscription and service revenue as a percentage of 2023 and 2022 annual revenue was below 10%.

For the Company's camera sale arrangements with multiple performance obligations, revenue is allocated to each performance obligation based on its relative standalone selling price. Standalone selling prices are based on observable prices at which the Company separately sells its hardware products, and subscription and service. If a standalone selling price is not directly observable, then the Company estimates the standalone selling prices considering market conditions and entity-specific factors. For example, the standalone selling price for PCS is determined based on a cost-plus approach, which incorporates the level of support provided to customers, estimated costs to provide such support, and the amount of time and costs that are allocated to efforts to develop the undelivered elements.

The Company's standard terms and conditions of sale for non-web-based sales do not allow for product returns other than under warranty. However, the Company grants limited rights of return, primarily to certain large retailers. The Company reduces revenue and cost of sales for the estimated returns based on analyses of historical return trends by customer class and other factors. An estimated return liability along with a right to recover assets are recorded for future product returns. Return trends are influenced by product life cycles, new product introductions, market acceptance of products, product sell-through, the type of customer, seasonality, and other factors. Return rates may fluctuate over time but are sufficiently predictable to allow the Company to estimate expected future product returns.

The Company provides sales commissions to internal and external sales representatives which are earned in the period in which revenue is recognized. As a result, the Company expenses sales commissions as incurred.

Deferred revenue as of December 31, 2024 and 2023, includes amounts related to the Company's subscriptions and PCS. The Company's short-term and long-term deferred revenue balances totaled $58.3 million and $59.1 million as of December 31, 2024 and 2023, respectively. During the year ended December 31, 2024 and 2023, the Company recognized $55.8 million and $57.2 million of revenue that was included in the deferred revenue balance of December 31, 2023 and 2022, respectively.

Sales incentives. The Company offers sales incentives through various programs, including cooperative advertising, price protection, marketing development funds, and other incentives. Sales incentives are considered to be variable consideration, which the Company estimates and records as a reduction to revenue at the date of sale. The Company estimates sales incentives based on historical experience, product sell-through, and other factors.

Shipping costs. Amounts billed to customers for shipping and handling are classified as revenue, and the Company's related shipping and handling costs incurred are classified as cost of revenue.

Sales taxes. Sales taxes collected from customers and remitted to respective governmental authorities are recorded as liabilities and are not included in revenue.

Advertising costs. Advertising costs consist of costs associated with print, television, and e-commerce media advertisements and are expensed as incurred. The Company incurs promotional expenses resulting from payments under event, resort, and athlete sponsorship contracts. These sponsorship arrangements are considered to be executory contracts and, as such, the costs are expensed as performance under the contract is received. The costs associated with the preparation of sponsorship activities, including the supply of GoPro hardware products, media team support, and activation fees are expensed as incurred. Prepayments made under sponsorship agreements are included in prepaid expenses or other long-term assets depending on the period to which the prepayment applies. Advertising costs were $33.3 million, $44.1 million, and $40.8 million in 2024, 2023, and 2022, respectively.

Stock-based compensation. Stock-based awards granted to qualified employees, non-employee directors and consultants are measured at fair value and recognized as an expense. The Company primarily issues restricted stock units and accounts for forfeitures as they occur. For service-based awards, stock-based compensation is recognized on a straight-line basis over the requisite service period. For performance and market-based awards which also require a service period, the Company uses graded vesting over the longer of the derived service period or when the performance or market condition is satisfied.

Foreign currency. The U.S. dollar is the functional currency of the Company's foreign subsidiaries. The Company remeasures monetary assets or liabilities denominated in currencies other than the U.S. dollar using exchange rates prevailing on the balance sheet date, and non-monetary assets and liabilities at historical rates. Foreign currency remeasurement and transaction gains and losses are included in other income (expense), net and have not been material for any periods presented.

Income taxes. The Company utilizes the asset and liability method for computing its income tax provision, under which, deferred tax assets and liabilities are recognized for the expected future consequences of temporary differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates. Management makes estimates, assumptions, and judgments to determine the Company's provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against deferred tax assets. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income in each tax jurisdiction and, to the extent the Company believes recovery is not likely, establishes a valuation allowance. In the first quarter of 2024, the Company provided a valuation allowance of $294.9 million on United States federal and state deferred tax assets. The Company intends to continue to maintain a full valuation allowance on its United States federal and state deferred tax assets until there is sufficient evidence to support the reversal of all or some portion of these allowances.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Interest and penalties related to unrecognized tax benefits are recognized within income tax expense.

Segment information. The Company operates as one operating segment as it only reports financial information on an aggregated and consolidated basis to its Chief Executive Officer, who is the Company's chief operating decision maker (CODM). The CODM assesses performance of the Company's one operating segment and decides how to allocate resources based on net income (loss), which is also reported on the Consolidated Statements of Operations as net income (loss). The CODM regularly compares net income (loss) against forecast

and prior periods when deciding which areas of the business to allocate resources. The significant expense categories within net income (loss) that the CODM regularly reviews are cost of revenue and operating expenses, which consists of three main subcategories: research and development, sales and marketing, and general and administrative. All significant expense categories and subcategories are reported on the Consolidated Statements of Operations. Other items included in net income (loss) but are excluded from the significant expense categories include interest expense, other income (expense), net, and income tax expense (benefit), all of which are also reported on the Consolidated Statements of Operations. Interest income, which is included in other income (expense), net was $4.7 million, $9.9 million and $3.1 million in the year ended December 31, 2024, 2023 and 2022, respectively.

Business Acquisitions. The Company accounts for acquired businesses using the acquisition method of accounting, which requires that once control of a business is obtained, 100% of the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Acquisition-related expenses including transaction and integration costs are expensed as incurred. The Company uses various models to determine the value of assets acquired such as the cost method. Determining the useful life of an intangible asset also requires judgment as different types of intangible assets will have different useful lives and certain assets may be considered to have indefinite useful lives.

Recent accounting standards.

Standard	Description	Effect on the consolidated financial statements or other significant matters
Standards that were adopted		
Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ASU No. 2023-07	This standard is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses on an interim and annual basis. Additionally, this standard would require that a public entity that has a single reportable segment provide all the disclosures required by the standard and all existing segment disclosures in Topic 280. This standard is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The standard requires retrospective application.	The Company concluded the adoption of this standard did not have a material impact on its consolidated financial statements and related disclosures.
Standards not yet adopted		
Income Taxes (Topic 740): Improvements to Income Tax Disclosures ASU No. 2023-09	This standard requires reporting companies to break out income tax expense and a tax rate reconciliation in more detail. This standard is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The standard requires prospective transition with the option to apply retrospectively.	The Company is currently evaluating the impact of adopting this standard on its financial statements and related disclosures.
Income Statement Reporting - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses ASU No. 2024-03	This new guidance is designed to improve financial reporting by requiring public business entities to disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods, including amounts and qualitative descriptions of inventory purchases, employee compensation, depreciation and intangible asset amortization, among other requirements. This standard is effective for fiscal years beginning after December 15, 2026, and for interim reporting periods beginning after December 15, 2027, with early adoption is permitted. The standard should be applied prospectively, however retrospective application is permitted.	The Company is currently evaluating the impact of adopting this standard on its financial statements and related disclosures.

Although there are several other new accounting standards issued or proposed by the FASB, which the Company has adopted or will adopt, as applicable, the Company does not believe any of these accounting pronouncements has had or will have a material impact on its consolidated financial statements.

2. Business Acquisitions

On February 27, 2024, the Company completed an acquisition of Forcite Helmet Systems, a privately-held company that offers technology-enabled helmets, for total consideration of $14.0 million. The allocation of the purchase price primarily included $7.5 million in developed technology and $5.9 million of residual goodwill. Net tangible assets acquired were not material.

Goodwill is primarily attributable to expected synergies in the technologies that can be leveraged by the Company in future product offerings. The operating results of the acquired entity have been included in the Company's consolidated financial statements from the date of acquisition. Actual and pro forma results of operations for this acquisition have not been presented because they did not have a material impact to the Company's consolidated results of operations.

3. Fair value measurements

The Company's assets that are measured at fair value on a recurring basis within the fair value hierarchy are summarized as follows:

(in thousands)	December 31, 2024			December 31, 2023		
	Level 1	Level 2	Total	Level 1	Level 2	Total
Cash equivalents [(1)]:						
Money market funds	$ 42,436	$ —	$ 42,436	$ 152,760	$ —	$ 152,760
Total cash equivalents	$ 42,436	$ —	$ 42,436	$ 152,760	$ —	$ 152,760
Marketable securities:						
U.S. treasury securities	$ —	$ —	$ —	$ —	$ 7,962	$ 7,962
Commercial paper	—	—	—	—	7,942	7,942
Corporate debt securities	—	—	—	—	3,978	3,978
Government securities	—	—	—	—	3,985	3,985
Total marketable securities	$ —	$ —	$ —	$ —	$ 23,867	$ 23,867

[(1)] Included in cash and cash equivalents in the accompanying Consolidated Balance Sheets. Cash balances were $60.4 million and $69.9 million as of December 31, 2024 and 2023, respectively.

Cash equivalents are classified as Level 1 because the Company uses quoted market prices to determine their fair value. Marketable securities are classified as Level 2 because the Company uses alternative pricing sources and models utilizing market observable inputs to determine their fair value. The Company held no marketable securities as of December 31, 2024, and the contractual maturities of available-for-sale marketable securities as of December 31, 2023 were all less than one year in duration. As of December 31, 2024 and 2023, the Company had no financial assets or liabilities measured at fair value on a recurring basis that were classified as Level 3, which are valued based on inputs supported by little or no market activity.

As of December 31, 2024 and 2023, the amortized cost of the Company's cash equivalents and marketable securities approximated their fair value and there were no material realized or unrealized gains or losses, either individually or in the aggregate.

In November 2020, the Company issued $143.8 million principal amount of Convertible Senior Notes due 2025 (2025 Notes) (see Note 5 Financing arrangements). In November 2023, the Company repurchased $50.0 million in aggregate principal amount of the 2025 Notes. The calculated fair value of the 2025 Notes was $82.5 million and $82.3 million as of December 31, 2024 and 2023, respectively. The estimated fair value of the 2025 Notes is based on quoted market prices of the Company's instruments in markets that are not active and are classified as Level 2 within the fair value hierarchy. The Company estimated the fair value of the 2025 Notes by evaluating quoted market prices and calculating the upfront cash payment a market participant would require to assume these obligations.

For certain other financial assets and liabilities, including accounts receivable, accounts payable and other current assets and liabilities, the carrying amounts approximate their fair value primarily due to the relatively short maturity of these balances.

The Company also measures certain non-financial assets at fair value on a nonrecurring basis, primarily goodwill, intangible assets, and operating lease right-of-use assets, in connection with periodic evaluations for potential impairment. In 2024, the fair value of the Company's operating lease right-of-use asset related to its headquarters campus was determined based on unobservable (Level 3) inputs, as discussed in Note 12 Restructuring charges.

4. Consolidated financial statement details

The following section provides details of selected balance sheet items.

Inventory

(in thousands)	December 31, 2024	December 31, 2023
Components	$ 19,407	$ 20,311
Finished goods	101,309	85,955
Total inventory	$ 120,716	$ 106,266

Property and equipment, net

(in thousands)	Useful life (in years)	December 31, 2024	December 31, 2023
Leasehold improvements	1–9	$ 23,996	$ 23,818
Production, engineering, and other equipment	4	38,018	38,574
Tooling	1–2	6,810	5,678
Computers and software	2	12,574	13,896
Furniture and office equipment	3	3,763	4,575
Tradeshow equipment and other	2–5	1,424	1,502
Construction in progress		156	83
Gross property and equipment		86,741	88,126
Less: Accumulated depreciation and amortization		(78,045)	(79,440)
Property and equipment, net		$ 8,696	$ 8,686

Depreciation expense was $4.9 million, $6.2 million, and $8.5 million in 2024, 2023, and 2022, respectively. In 2022, the Company recorded accelerated depreciation charges in connection with its plans to vacate certain manufacturing facilities as disclosed in Note 12 Restructuring charges.

Other long-term assets

(in thousands)	December 31, 2024	December 31, 2023
Point of purchase (POP) displays	$ 14,715	$ 6,254
Deposits and other	7,550	8,233
Intangible assets, net	5,953	15
Long-term deferred tax assets	765	296,984
Other long-term assets	$ 28,983	$ 311,486

Amortization expense for POP displays was $5.1 million, $2.0 million, and $2.1 million in 2024, 2023, and 2022, respectively. Expenditures for POP displays was $13.6 million, $6.5 million, and $1.5 million in 2024, 2023, and 2022, respectively.

Intangible assets

(in thousands)	Useful life (in months)	December 31, 2024		
		Gross carrying value	Accumulated amortization	Net carrying value
Purchased technology	20-72	$ 58,566	$ (52,628)	$ 5,938
Domain name		15	—	15
Total intangible assets		$ 58,581	$ (52,628)	$ 5,953

(in thousands)	Useful life (in months)	December 31, 2023		
		Gross carrying value	Accumulated amortization	Net carrying value
Purchased technology	20-72	$ 51,066	$ (51,066)	$ —
Domain name		15	—	15
Total intangible assets		$ 51,081	$ (51,066)	$ 15

The gross carrying value of purchased technology increased $7.5 million from December 31, 2023 as a result of the acquisition of Forcite Helmet Systems in February 2024 (see Note 2 Business Acquisitions). Amortization expense was $1.6 million, zero, and $0.1 million in 2024, 2023, and 2022, respectively.

As of December 31, 2024, expected amortization expense of intangible assets with definite lives for future periods was as follows:

(in thousands)	Total
Year ending December 31,	
2025	$ 1,875
2026	1,875
2027	1,875
2028	313
2029	—
	$ 5,938

Accrued expenses and other current liabilities

(in thousands)	December 31, 2024	December 31, 2023
Accrued sales incentives	$ 53,997	$ 42,752
Accrued liabilities	26,060	21,214
Employee related liabilities [1]	7,401	18,969
Warranty liabilities	5,930	8,270
Return liability	4,913	6,389
Inventory received	2,010	1,745
Customer deposits	2,694	1,933
Purchase order commitments	1,504	899
Other	6,260	7,878
Accrued expenses and other current liabilities	$ 110,769	$ 110,049

[1] See Note 12 Restructuring charges for amounts associated with restructuring liabilities.

Product warranty

(in thousands)	Year ended December 31,		
	2024	2023	2022
Beginning balance	$ 8,759	$ 8,319	$ 8,842
Charged to cost of revenue	10,822	19,724	18,573
Settlement of warranty claims	(13,374)	(19,284)	(19,096)
Warranty liability	$ 6,207	$ 8,759	$ 8,319

As of December 31, 2024 and 2023, $5.9 million and $8.3 million, respectively, of the warranty liability was recorded as a component of accrued expenses and other current liabilities, and $0.3 million and $0.5 million, respectively, was recorded as a component of other long-term liabilities.

5. Financing arrangements

2021 Credit Facility

In January 2021, the Company entered into a Credit Agreement which provides for a revolving credit facility (2021 Credit Facility) under which the Company may borrow up to an aggregate amount of $50.0 million. In March 2023, the Company amended the 2021 Credit Agreement (collectively, the 2021 Credit Agreement). The 2021 Credit Agreement will terminate and any outstanding borrowings become due and payable on the earlier of (i) January 2027 and (ii) unless the Company has cash in a specified deposit account in an amount equal to or greater than the amount required to repay the Company's 1.25% Convertible Senior Notes due November 2025, 91 days prior to the maturity date of such convertible notes.

The amount that may be borrowed under the 2021 Credit Agreement may be based on a customary borrowing base calculation if the Company's Asset Coverage Ratio is at any time less than 1.50. The Asset Coverage Ratio is defined as the ratio of (i) the sum of (a) the Company's cash and cash equivalents in the United States plus specified percentages of other qualified debt investments (Qualified Cash) plus (b) specified percentages of the net book values of the Company's accounts receivable and certain inventory to (ii) $50.0 million.

Borrowed funds accrue interest at the greater of (i) a per annum rate equal to the base rate plus a margin of from 0.50% to 1.00% depending on the Company's Asset Coverage Ratio or (ii) a per annum rate equal to the Secured Overnight Financing Rate plus a 10 basis point premium and a margin of from 1.50% to 2.00% depending on the Company's Asset Coverage Ratio. The Company is required to pay a commitment fee on the unused portion of the 2021 Credit Facility of 0.25% per annum. Amounts owed under the 2021 Credit Agreement are guaranteed by certain of the Company's United States subsidiaries and secured by a first priority security interest in substantially all of the assets of the Company and certain of its subsidiaries (other than intellectual property, which is subject to a negative pledge restricting grants of security interests to third parties).

The 2021 Credit Agreement contains customary representations, warranties, and affirmative and negative covenants. The negative covenants include restrictions on the occurrence of liens and indebtedness, certain investments, dividends, stock repurchases, and other matters, all subject to certain exceptions. In addition, the Company is required to maintain Liquidity (the sum of unused availability under the credit facility and the Company's Qualified Cash) of at least $55.0 million (of which at least $40.0 million shall be attributable to Qualified Cash), or, if the borrowing base is then in effect, minimum unused availability under the credit facility of at least $10.0 million. The 2021 Credit Agreement also includes customary events of default that include, among other things, non-payment of principal, interest or fees, inaccuracy of representations and warranties, violation of certain covenants, cross default to certain other indebtedness, bankruptcy and insolvency events, material judgments and change of control. Upon an event of default, the lender may, subject to customary cure rights, require the immediate payment of all amounts outstanding.

As of December 31, 2024, the Company was in compliance with all financial covenants contained in the 2021 Credit Agreement. There is an outstanding letter of credit under the 2021 Credit Agreement of $5.2 million for certain duty-related requirements which was not collateralized by any cash on hand. As of December 31, 2024, the Company could borrow up to $44.8 million under the 2021 Credit Agreement. In February 2025, the Company drew $25.0 million on its 2021 Credit Facility.

2025 Convertible Notes

In November 2020, the Company issued $143.8 million aggregate principal amount of 1.25% Convertible Senior Notes due 2025 (the 2025 Notes). In November 2023, the Company repurchased $50.0 million in aggregate principal amount of the 2025 Notes in exchange for $46.3 million cash through a single, privately negotiated transaction. The repurchase was accounted for as a debt extinguishment. The carrying value of the portion of the 2025 Notes repurchased was $49.4 million, and the Company recognized a gain on the debt extinguishment of

$3.1 million, which was recorded in the fourth quarter of 2023 within other income (expense), net, on the Company's Consolidated Statements of Operations.

As of December 31, 2024 and 2023, the outstanding principal on the 2025 Notes was $93.8 million and $93.8 million, respectively, the unamortized debt issuance cost was $0.6 million and $1.2 million, respectively, and the net carrying amount of the liability was $93.2 million and $92.6 million, respectively, which was recorded as short-term debt and long-term debt, respectively, within the Consolidated Balance Sheets. For the year ended December 31, 2024, 2023 and 2022, the Company recorded interest expense of $1.2 million, $1.7 million and $1.8 million respectively, for contractual coupon interest, and $0.6 million, $0.9 million and $1.0 million respectively, for amortization of debt issuance costs. As of December 31, 2024, and 2023, the effective interest rate, which is calculated as the contractual interest rate adjusted for the debt issuance costs, was 1.9% and 2.8%, respectively.

The remaining 2025 Notes are senior, unsecured obligations of the Company and mature on November 15, 2025, unless earlier repurchased or converted by the holder into shares of Class A common stock under certain circumstances. Prior to August 15, 2025, the 2025 Notes are convertible at the option of the holder, at an initial conversion rate of 107.1984 shares of Class A common stock per $1,000 principal amount of the 2025 Notes, which is equivalent to an initial conversion price of approximately $9.3285 per share of common stock, subject to adjustment. Conversion will be settled in cash, shares of the Company's Class A common stock, or a combination thereof, at the Company's election. If the Company does not elect to settle conversion of the 2025 Notes into cash, shares of the Company's Class A common stock, or a combination thereof before August 15, 2025, the Company will be deemed to have elected to settle conversion of the 2025 Notes in a combination of cash and shares of the Company's Class A common stock. The Company pays interest on the 2025 Notes semi-annually in arrears on May 15 and November 15 of each year.

The Company may redeem all or any portion of the 2025 Notes for cash if the last reported sale price of the Company's common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides the redemption notice, at a redemption price equal to 100% of the principal amount of the 2025 Notes to be redeemed, plus accrued interest and unpaid interest to, but excluding the redemption date. No sinking fund is provided for the 2025 Notes. The indenture includes customary terms and covenants, including certain events of default after which the 2025 Notes may be due and payable immediately.

Holders have the option to convert the 2025 Notes in multiples of $1,000 principal amount at any time prior to August 15, 2025, but only in the following circumstances:

- during any calendar quarter beginning after the calendar quarter ending on March 31, 2021, if the last reported sale price of Class A common stock for at least 20 trading days (whether or not consecutive) during the last 30 consecutive trading days of the immediately preceding fiscal quarter is greater than or equal to 130% of the conversion price of the 2025 Notes on each applicable trading day;

- during the five-business day period following any five consecutive trading day period in which the trading price for the 2025 Notes is less than 98% of the product of the last reported sale price of Class A common stock and the conversion rate for the 2025 Notes on each such trading day;

- if the Company calls any or all of the 2025 Notes for redemption, at any time prior to the close of business on the scheduled trading day immediately before the redemption date; or

- upon the occurrence of specified corporate events.

At any time on or after August 15, 2025 until the second scheduled trading day immediately preceding the maturity date of the 2025 Notes on November 15, 2025, a holder may convert its 2025 Notes, in multiples of $1,000 principal amount. Holders of the 2025 Notes who convert their 2025 Notes in connection with a make-whole fundamental change (as defined in the indenture) are, under certain circumstances, entitled to an increase in the conversion rate. In addition, in the event of a fundamental change prior to the maturity date, holders will, subject to certain conditions, have the right, at their option, to require the Company to repurchase for cash all or part of the 2025 Notes at a repurchase price equal to 100% of the principal amount of the 2025 Notes to be

repurchased, plus accrued and unpaid interest up to, but excluding, the repurchase date. During the year ended December 31, 2024, the conditions allowing holders of the 2025 Notes to convert were not met.

In connection with the offering of the 2025 Notes, the Company paid $10.2 million to enter into privately negotiated capped call transactions with certain financial institutions (Capped Calls). The Capped Calls have an initial strike price of $9.3285 per share, which corresponds to the initial conversion price of the 2025 Notes. The Capped Calls cover, subject to anti-dilution adjustments substantially similar to those applicable to the conversion rate of the 2025 Notes, the number of Class A common stock initially underlying the 2025 Notes. The Capped Calls are generally expected to reduce potential dilution to the Company's Class A common stock upon any conversion of the 2025 Notes and/or offset any cash payments the Company is required to make in excess of the principal amount of converted 2025 Notes, as the case may be, with such reduction and/or offset subject to a cap, initially equal to $12.0925, and is subject to certain adjustments under the terms of the Capped Call transactions. The Capped Calls will expire in November 2025, if not exercised earlier.

The Capped Calls are subject to adjustment upon the occurrence of specified extraordinary events affecting the Company, including merger events, tender offers, and announcement events. In addition, the Capped Calls are subject to certain specified additional disruption events that may give rise to a termination of the Capped Calls, including nationalization, insolvency or delisting, changes in law, failures to deliver, insolvency filings and hedging disruptions. For accounting purposes, the Capped Calls are separate transactions, and not part of the terms of the 2025 Notes. As these transactions meet certain accounting criteria, the Capped Calls are recorded in stockholders' equity as a reduction to additional paid-in capital and will not be remeasured as long as they continue to meet certain accounting criteria.

6. Stockholders' equity

Common stock. The Company has two classes of authorized common stock: Class A common stock with 500 million shares authorized and Class B common stock with 150 million shares authorized. As of December 31, 2024, 129.2 million shares of Class A stock were issued and outstanding and 26.3 million shares of Class B stock were issued and outstanding. The rights of the holders of Class A and Class B common stock are identical, except with respect to voting power and conversion rights. Each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to ten votes per share. Each share of Class B common stock is convertible at any time at the option of the stockholder into one share of Class A common stock and has no expiration date. The Class B common stock is also convertible into Class A common stock on the same basis upon any transfer, whether or not for value, except for "permitted transfers" as defined in the Company's restated certificate of incorporation. Each share of Class B common stock will convert automatically into one share of Class A common stock upon the date when the outstanding shares of Class B common stock represent less than 10% of the aggregate number of shares of common stock then outstanding. As of December 31, 2024, the Class B stock continued to represent greater than 10% of the overall outstanding shares.

The Company had the following shares of common stock reserved for issuance upon the exercise of equity instruments as of December 31, 2024:

(in thousands)	December 31, 2024
Stock options outstanding	2,327
Restricted stock units outstanding	11,243
Performance stock units outstanding	1,817
Common stock available for future grants	24,835
Total common stock shares reserved for issuance	40,222

Stock Repurchase Program. On January 27, 2022, the Company's board of directors authorized the repurchase of up to $100.0 million of its Class A common stock, and on February 9, 2023, the Company's board of directors authorized the repurchase of an additional $40.0 million of its Class A common stock. Stock repurchases under the program may be made periodically using a variety of methods, including without limitation, open market purchases, block trades or otherwise in compliance with all federal and state securities laws and state corporate law and in accordance with the single broker, timing, price, and volume guidelines set forth in Rule 10b-18 and Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, as such guidelines may be modified by the SEC from time to time. This stock repurchase program has no time limit and may be modified, suspended, or discontinued at any time. The Company currently intends to hold its repurchased shares as treasury stock.

As of December 31, 2024, the remaining amount of share repurchases under the program was $60.4 million. The following table summarizes share repurchases during the year ended December 31, 2024 and 2023.

(in thousands, except per share data)	Year ended December 31,			
	2024		2023	
Shares repurchased		—		9,931
Average price per share	$	—	$	4.03
Value of shares repurchased	$	—	$	40,000

7. Employee benefit plans

Equity incentive plans. The Company has outstanding equity grants from four of its five stock-based employee compensation plans: the 2024 Equity Incentive Plan (2024 Plan), the 2014 Equity Incentive Plan (2014 Plan), the 2010 Equity Incentive Plan (2010 Plan), and the 2024 Employee Stock Purchase Plan (2024 ESPP). The 2024 Plan serves as a successor to the 2014 Plan and the 2014 Plan served as successor to the 2010 Plan. The effective date of both the 2024 Plan and the 2024 ESPP was February 15, 2024. The 2014 Plan and the 2014 Employee Stock Purchase Plan (2014 ESPP) each expired on February 15, 2024. The 2014 ESPP plan's final purchase was on February 15, 2024, and no remaining purchase rights are accrued under this plan. Awards granted under the 2010 and 2014 Plans will continue to be subject to the terms and provisions of the 2010 and 2014 Plans.

The 2024 Plan provides for the granting of incentive and non-qualified stock options, restricted stock awards (RSAs), restricted stock units (RSUs), stock appreciation rights, stock bonus awards and performance awards to qualified employees, non-employee directors and consultants. Options granted under the 2024 Plan generally expire within ten years from the date of grant and generally vest over one to four years. Restricted stock units (RSUs) granted under the 2024 Plan generally vest over two to four years based upon continued service and are settled at vesting in shares of the Company's Class A common stock. Performance stock units (PSUs) granted under the 2024 Plan generally vest over three years based upon continued service and the Company achieving certain financial and operating targets and are settled at vesting in shares of the Company's Class A common stock. The Company accounts for forfeitures of stock-based payment awards in the period they occur. The 2024 ESPP allows eligible employees to purchase shares of the Company's Class A common stock through payroll deductions at a price equal to 85% of the lesser of the fair market value of the stock as of the first date or the ending date of each six-month offering period.

Employee retirement plan. The Company has a defined contribution retirement plan covering the United States and other international full-time employees that provides for voluntary employee contributions from 1% to 100% of annual compensation, subject to a maximum limit allowed by Internal Revenue Service guidelines. In certain locations, the Company makes contributions to employee defined contribution plans, these contributions were $1.2 million, $0.9 million, and $0.8 million in 2024, 2023, and 2022, respectively.

Stock options

A summary of the Company's stock option activity for the year ended December 31, 2024 is as follows:

	Shares (in thousands)	Weighted-average exercise price	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)
Outstanding at December 31, 2023	2,684	$ 8.43	5.08	$ —
Granted	—	—		
Exercised	—	—		
Forfeited/Cancelled	(357)	14.96		
Outstanding at December 31, 2024	2,327	$ 7.43	4.59	$ —
Vested and expected to vest at December 31, 2024	2,327	$ 7.43	4.59	$ —
Exercisable at December 31, 2024	2,099	$ 7.65	4.20	$ —

The weighted-average grant date fair value of all options granted was zero, $2.14, and $5.05 per share in 2024, 2023, and 2022, respectively. The total fair value of all options vested was $0.8 million, $1.4 million, and $1.5 million in 2024, 2023, and 2022, respectively. The aggregate intrinsic value of the stock options outstanding as of December 31, 2024 represents the value of the Company's closing stock price on December 31, 2024 in excess of the exercise price multiplied by the number of options outstanding.

Restricted stock units

A summary of the Company's RSU activity for the year ended December 31, 2024 is as follows:

	Shares (in thousands)	Weighted-average grant date fair value
Non-vested shares at December 31, 2023	11,494	$ 5.94
Granted	8,432	1.76
Vested	(5,290)	5.79
Forfeited	(3,393)	4.27
Non-vested shares at December 31, 2024	11,243	$ 3.38

The weighted-average grant date fair value of all RSUs granted was $1.76, $5.13, and $7.68 per share in 2024, 2023, and 2022, respectively. The total fair value of all RSUs vested was $30.6 million, $34.5 million, and $30.8 million in 2024, 2023, and 2022, respectively.

Performance stock units

A summary of the Company's PSU activity for the year ended December 31, 2024 is as follows:

	Shares (in thousands)	Weighted-average grant date fair value
Non-vested shares at December 31, 2023	829	$ 6.40
Granted	1,531	1.70
Vested	(531)	6.59
Forfeited	(1,543)	1.73
Non-vested shares at December 31, 2024	286	$ 6.06

The weighted-average grant date fair value of all PSUs granted was $1.70, $5.79, and $8.70 per share in 2024, 2023, and 2022, respectively. The total fair value of all PSUs vested was $3.5 million, $3.7 million, and $4.8 million in 2024, 2023, and 2022, respectively.

Employee stock purchase plan. For 2024, 2023, and 2022 the Company issued 1.4 million, 0.9 million, and 0.7 million shares under its employee stock purchase plans, respectively, at weighted-average prices of $1.56, $4.10, and $6.72 per share, respectively.

Fair value disclosures. The Company measures compensation expense for all stock-based payment awards based on the estimated fair values on the date of the grant. The fair value of RSUs and PSUs are determined using the Company's closing stock price on the date of grant. The Company recognizes compensation expense for PSUs when it is probable that the vesting conditions will be met. The fair value of stock options granted and purchases under the Company's ESPP are estimated using the Black-Scholes option pricing model. The expected term of stock options granted was estimated based on the simplified method. The expected stock price volatility was estimated by taking the Company's average historical volatility. The risk-free interest rate was based on the yields of U.S. Treasury securities with maturities similar to the expected term. The dividend yield was zero as the Company does not have any history of, nor plans to make, dividend payments.

The fair value of stock options granted was estimated as of the grant date using the following assumptions in 2023 and 2022. The Company did not grant any options in 2024.

	Year ended December 31,	
	2023	2022
Volatility	59%-60%	60%-62%
Expected term (years)	6.10	6.10
Risk-free interest rate	3.5%-4.5%	2.0%-3.9%
Dividend yield	—%	—%

The fair value of stock purchase rights granted under the ESPP was estimated using the following assumptions:

	Year ended December 31,		
	2024	2023	2022
Volatility	57%-59%	39%-42%	39%-55%
Expected term (years)	0.5	0.5	0.5
Risk-free interest rate	5.0%-5.3%	5.0%-5.6%	0.7%-3.1%
Dividend yield	—%	—%	—%

Stock-based compensation expense. The following table summarizes stock-based compensation expense included in the Consolidated Statements of Operations:

(in thousands)	Year ended December 31,		
	2024	**2023**	**2022**
Cost of revenue	$ 1,343	$ 1,955	$ 1,805
Research and development	14,411	19,062	17,221
Sales and marketing	5,804	8,736	8,173
General and administrative	7,574	11,726	11,792
Total stock-based compensation expense	$ 29,132	$ 41,479	$ 38,991

There was no income tax benefit related to stock-based compensation expense for the year ended December 31, 2024 due to a full valuation allowance on the Company's United States net deferred tax assets. The income tax benefit related to stock-based compensation expense was $9.3 million and $8.6 million for the year ended December 31, 2023 and 2022, respectively. See Note 9, Income taxes, for additional details.

As of December 31, 2024, total unearned stock-based compensation of $28.9 million related to stock options, RSUs, PSUs, and ESPP shares is expected to be recognized over a weighted-average period of 2.02 years.

8. Net income (loss) per share

The following table presents the calculations of basic and diluted net income (loss) per share:

(in thousands, except per share data)	Year ended December 31,		
	2024	**2023**	**2022**
Numerator:			
Net income (loss) - Basic	$ (432,311)	$ (53,183)	$ 28,847
Interest on convertible notes, income tax effected	—	—	3,055
Net income (loss) - Diluted	$ (432,311)	$ (53,183)	$ 31,902
Denominator:			
Weighted-average common shares - basic for Class A and Class B common stock	153,113	153,348	156,181
Effect of dilutive securities	—	—	22,098
Weighted-average common shares - diluted for Class A and Class B common stock	153,113	153,348	178,279
Net income (loss) per share			
Basic	$ (2.82)	$ (0.35)	$ 0.18
Diluted	$ (2.82)	$ (0.35)	$ 0.18

The following potentially dilutive shares were not included in the calculation of diluted shares outstanding as the effect would have been anti-dilutive:

(in thousands)	Year ended December 31,		
	2024	**2023**	**2022**
Stock-based awards	16,207	15,839	7,495
Shares related to convertible senior notes	10,050	14,808	—
Total anti-dilutive securities	26,257	30,647	7,495

Basic net income (loss) per share is calculated by dividing net income (loss) by the weighted-average number of shares of common stock outstanding. Diluted net income per share adjusts the basic net income per share and

the weighted-average number of shares of common stock outstanding for the potentially dilutive impact of the Company's ESPP and stock awards, using the treasury stock method. The Company calculated the potential dilutive effect of its 2025 Notes under the if-converted method. Under the if-converted method, diluted net income per share was determined by assuming all of the outstanding 2025 Notes were converted into shares of the Company's Class A common stock at the beginning of the reporting period. In addition, in periods of net income, interest charges on the 2025 Notes, which includes both coupon interest and amortization of debt issuance costs, were added back to net income on an after-tax effected basis.

The 2025 Notes will mature on November 15, 2025, unless earlier repurchased or converted into shares of Class A common stock under certain circumstances as described further in Note 5 Financing arrangements. Prior to August 15, 2025, the 2025 Notes are convertible at the option of the holder, at an initial conversion rate of 107.1984 shares of Class A common stock per $1,000 principal amount of the 2025 Notes, which is equivalent to an initial conversion price of approximately $9.3285 per share of common stock, subject to adjustment. Conversion will be settled in cash, shares of the Company's Class A common stock, or a combination thereof, at the Company's election.

The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to ten votes per share. Each share of Class B common stock is convertible at any time at the option of the stockholder into one share of Class A common stock and has no expiration date. Each share of Class B common stock will convert automatically into one share of Class A common stock upon the date when the outstanding shares of Class B common stock represent less than 10% of the aggregate number of shares of common stock then outstanding. Class A common stock is not convertible into Class B common stock. The computation of the diluted net income per share of Class A common stock assumes the conversion of Class B common stock.

9. Income taxes

Income (loss) before income taxes consisted of the following:

	Year ended December 31,		
(in thousands)	2024	2023	2022
United States	$ (142,195)	$ (79,514)	$ 26,215
Foreign	9,106	11,781	8,238
Income (loss) before income taxes	$ (133,089)	$ (67,733)	$ 34,453

Income tax expense (benefit) consisted of the following:

	Year ended December 31,		
(in thousands)	2024	2023	2022
Current			
Federal	$ 1	$ 3	$ 2
State	(28)	162	818
Foreign	2,478	3,176	2,076
Total current	2,451	3,341	2,896
Deferred			
Federal	222,087	(14,018)	5,039
State	74,886	(3,828)	(2,312)
Foreign	(202)	(45)	(17)
Total deferred	296,771	(17,891)	2,710
Income tax expense (benefit)	$ 299,222	$ (14,550)	$ 5,606

	Year ended December 31,					
	2024		**2023**		**2022**	
(dollars in thousands)	**$**	**%**	**$**	**%**	**$**	**%**
Reconciliation to statutory rate						
Tax at federal statutory rate	$ (27,949)	21.0 %	$ (14,224)	21.0 %	$ 7,234	21.0 %
Impact of foreign operations	2,254	(1.7)	2,969	(4.4)	1,572	4.6
Stock-based compensation	5,629	(4.2)	3,434	(5.1)	(1,192)	(3.5)
Nondeductible items	363	(0.3)	557	(0.8)	1,805	5.2
Change in valuation allowance	327,367	(246.0)	—	—	—	—
State income taxes, net of federal benefit	(2,893)	2.2	(1,560)	2.3	1,189	3.5
Tax credits	(5,366)	4.0	(5,474)	8.1	(5,222)	(15.1)
Other	(183)	0.2	(252)	0.4	220	0.6
Income tax expense (benefit) at effective tax rate	$ 299,222	(224.8)%	$ (14,550)	21.5 %	$ 5,606	16.3 %

The negative effective tax rate of 224.8% for 2024, primarily resulted from the establishment and the current year change in the valuation allowance on the United States federal and state net deferred tax assets, partially offset by a tax benefit on a pre-tax net loss, and the release of a portion of uncertain tax positions as a result of a lapse in the statute of limitations in certain jurisdictions. The effective tax rate of 21.5% for 2023, primarily resulted from a tax benefit on pre-tax book loss, and federal and California research and development credits, partially offset by the nondeductible equity tax expense from stock-based compensation and the impact of foreign operations, net of the release of a portion of uncertain tax positions as a result of a lapse in the statute of limitations in certain jurisdictions.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and deferred tax liabilities were as follows:

(in thousands)	Year ended December 31,			
	2024		2023	
Deferred tax assets:				
Net operating loss carryforwards	$	110,724	$	109,059
Tax credit carryforwards		101,895		96,610
Stock-based compensation		4,531		5,966
Allowance for returns		1,706		1,823
Intangible assets		1,873		2,727
Depreciation and amortization		1,177		988
Operating lease liabilities		6,784		8,326
Capitalized research and development costs		80,310		55,266
Accruals and reserves		21,944		20,540
Total deferred tax assets		330,944		301,305
Valuation allowance		(327,367)		—
Net deferred tax assets, net of valuation allowance	$	3,577	$	301,305
Deferred tax liabilities:				
Operating lease right-of-use assets	$	(3,424)	$	(4,321)
Total deferred tax liabilities		(3,424)		(4,321)
Net deferred tax assets	$	153	$	296,984

Each quarter, the Company assesses the realizability of its existing deferred tax assets under ASC Topic 740. The Company assesses available positive and negative evidence to estimate whether sufficient future taxable income will be generated to realize its deferred tax assets. In the assessment for the period ended March 31, 2024, the Company concluded based on the introduction of negative evidence resulting from developments in the first quarter of 2024, such as increased and accelerated costs associated with the Company's future product strategy and roadmap, an increased competitive environment, integration and product development costs related to the acquisition of Forcite Helmet Systems, restructuring costs and other negative factors, that it was more likely than not that its United States federal and state deferred tax assets would not be realizable. Therefore, in the period ended March 31, 2024, after consideration of the Company's deferred tax liabilities and recent developments, the Company provided a valuation allowance of $294.9 million on United States federal and state deferred tax assets. That determination was also based, in part, on the Company's revised expectation that its projections of pre-tax losses in 2024 and future years will cause the Company to be in a cumulative GAAP loss for ASC Topic 740 purposes in 2024 and forward. In the assessment for the period ended December 31, 2024, the Company concluded that it remains more likely than not that the Company will not be able to realize its deferred tax assets. As of December 31, 2024, the total valuation allowance on United States federal and state net deferred tax assets was $327.4 million. The Company will continue to monitor its future financial results, expected projections and their potential impact on the Company's assessment regarding the recoverability of its deferred tax asset balances and in the event there is a need to release the valuation allowance, a tax benefit would be recorded. The Company's foreign deferred tax assets in each jurisdiction are supported by taxable income or in the case of acquired companies, by the future reversal of deferred tax liabilities. It is more likely than not that the Company's foreign deferred tax assets will be realized and thus, a valuation allowance is not required on its foreign deferred tax assets.

As of December 31, 2024, the Company's federal, California, and other state net operating loss carryforwards for income tax purposes were $396.6 million, $254.6 million, and $182.8 million, net of reserves, respectively. Also, the Company's federal and California state tax credit carryforwards were $57.2 million and $56.6 million, net of reserves, respectively. If not utilized, federal net operating losses that arose before 2018 and California loss carryforwards will begin to expire from 2035 to 2044, while federal credit and other state loss carryforwards will begin to expire primarily from 2025 to 2044. Federal net operating losses that arose after 2017 and all California tax credits will be carried forward indefinitely.

Uncertain income tax positions. The Company had gross unrecognized tax benefits of $27.0 million, $25.8 million, and $23.4 million, as of December 31, 2024, 2023, and 2022, respectively. For fiscal year 2024, 2023, and 2022, total unrecognized income tax benefits were $11.6 million, $10.9 million, and $9.8 million, respectively, and if recognized, would reduce income tax expense. A material portion of the Company's gross unrecognized tax benefits, if recognized, would increase the Company's net operating loss carryforward.

The Company conducts business globally and as a result, files income tax returns in the United States and foreign jurisdictions. The Company's unrecognized tax benefits relate primarily to unresolved matters with taxing authorities. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, the Company believes that its reserves reflect the more likely outcome. The Company believes, due to statute of limitations expiration, that within the next 12 months, it is possible that up to $2.9 million of uncertain tax positions could be released resulting in a tax benefit. It is also reasonably possible that additional uncertain tax positions will be added. It is not reasonably possible at this time to quantify the net effect.

A reconciliation of the beginning and ending amount of gross unrecognized income tax benefits are as follows:

	Year ended December 31,		
(in thousands)	2024	2023	2022
Balance at January 1	$ 25,836	$ 23,414	$ 21,330
Increase related to current year tax positions	4,665	4,948	2,543
Decrease related to prior year tax positions	(3,482)	(2,526)	(459)
Balance at December 31	$ 27,019	$ 25,836	$ 23,414

The Company's policy is to account for interest and penalties related to income tax liabilities within the provision for income taxes. The balances of accrued interest and penalties recorded in the balance sheets and provision were not material for any period presented.

The Company files income tax returns in the United States and in foreign jurisdictions. As of December 31, 2024, the Company continues to assert indefinite reinvestment to the extent of any foreign withholding taxes on the undistributed earnings related to these foreign branches. Any foreign withholding tax on these earnings is deemed not to be material.

10. Commitments, contingencies, and guarantees

Facility leases. The Company leases its facilities under long-term operating leases, which expire at various dates through 2033.

The components of net lease cost, which were primarily recorded in operating expenses, were as follows:

	Year ended December 31,		
(in thousands)	2024	2023	2022
Operating lease cost [1]	$ 10,262	$ 11,045	$ 11,060
Sublease income	(2,817)	(2,281)	(2,907)
Right-of-use asset impairment cost	3,276	—	—
Net lease cost	$ 10,721	$ 8,764	$ 8,153

[1] Operating lease costs include immaterial variable lease costs and amounts related to restructuring charges, which are discussed in Note 12 Restructuring charges.

Supplemental cash flow information related to leases was as follows:

(in thousands)	Year ended December 31,		
	2024	**2023**	**2022**
Cash paid for amounts included in the measurement of lease liabilities			
Operating cash flows from operating leases	$ 13,737	$ 12,217	$ 14,595
Right-of-use assets obtained in exchange for operating lease liabilities	4,801	3,943	1,221
Operating lease modification to decrease right-of-use assets	—	—	(232)

Supplemental balance sheet information related to leases was as follows:

	December 31, 2024	December 31, 2023
Weighted-average remaining lease term (in years) - operating leases	3.10	3.05
Weighted-average discount rate - operating leases	6.3%	6.2%

As of December 31, 2024, maturities of operating lease liabilities were as follows:

(in thousands)	December 31, 2024
2025	$ 12,472
2026	13,270
2027	2,148
2028	811
2029	864
Thereafter	2,918
Total lease payments	32,483
Less: Imputed interest	(3,480)
Present value of lease liabilities	$ 29,003

Other commitments. In the ordinary course of business, the Company enters into multi-year agreements to purchase sponsorships with event organizers, resorts and athletes as part of its marketing efforts; software licenses related to its financial and IT systems; debt agreements; and various other contractual commitments. As of December 31, 2024, future commitments were as follows:

(in thousands)	Total	2025	2026	2027	2028	2029	Thereafter
Other contractual commitments	$124,420	$ 60,665	$ 47,081	$ 16,674	$ —	$ —	$ —
Long-term debt [1]	94,922	94,922	—	—	—	—	—
Total contractual cash obligations	$219,342	$155,587	$ 47,081	$ 16,674	$ —	$ —	$ —

[1]   The Company's convertible senior note is due in November 2025. The balances include accrued and unpaid interest as of December 31, 2024. Refer to Note 5 Financing arrangements.

Legal proceedings and investigations. Since 2015, Contour IP Holdings LLC (CIPH) and related entities have filed lawsuits in various federal district courts alleging, among other things, patent infringement in relation to certain GoPro products. Following litigation in federal courts and the United States Patent and Trademark Office, CIPH's patents were ruled invalid in March 2022. Judgment was then entered in favor of the Company and against CIPH. CIPH later appealed to the Federal Circuit. In September 2024, the Federal Circuit panel reversed the district court ruling. On October 9, 2024, GoPro filed a petition for rehearing of the panel's decision which was denied on November 14, 2024. On remand, the district court set a trial date for September 2025 and indicated the court would rule on dispositive motions after a hearing on February 12, 2025. In advance of the hearing, on

February 11, 2025, the court issued a tentative ruling granting and denying certain motions made by both Company and CIPH. A formal ruling is expected in due course.

On March 29, 2024, the Company filed a complaint with the U.S. International Trade Commission (ITC) against Arashi Vision Inc., d/b/a Insta360, and Arashi Vision (U.S.) LLC, d/b/a Insta360, and a lawsuit in the U.S. District Court for the Central District of California against Arashi Vision Inc., d/b/a Insta360, and Arashi Vision (U.S.) LLC, d/b/a Insta360. The complaint and lawsuit each allege infringement of certain GoPro patents related to the Company's cameras and digital imaging technology. Insta360 has filed inter partes review (IPR) petitions seeking to challenge the validity of the GoPro patents asserted against Insta360, some of which have been instituted by the Patent Trial and Appeal Board. Insta360 has also filed three patent infringement actions against the Company in China (Jiangsu High Court, Changsha Intermediate Court IP Tribunal, and Shenzhen Intermediate People's Court), which the Company believes lacks merit and intends to defend against. The ITC held a hearing on GoPro's complaint in January 2025, and the Company anticipates an initial ruling in May 2025.

The Company regularly evaluates the associated developments of the legal proceedings described above, as well as other legal proceedings that arise in the ordinary course of business. While litigation is inherently uncertain, based on the currently available information, the Company is unable to determine a loss or a range of loss, and does not believe the ultimate cost to resolve these matters will have a material adverse effect on its business, financial condition, cash flows or results of operations.

Indemnifications. The Company has entered into indemnification agreements with its directors and executive officers which requires the Company to indemnify its directors and executive officers against liabilities that may arise by reason of their status or service. In addition, in the normal course of business, the Company enters into agreements that contain a variety of representations and warranties, and provide for general indemnification. The Company's exposure under these agreements is unknown because it involves claims that may be made against the Company in the future but have not yet been made. It is not possible to determine the maximum potential amount under these indemnification agreements due to the Company's limited history with indemnification claims and the unique facts and circumstances involved in each particular agreement. As of December 31, 2024, the Company has not paid any claims, nor has it been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

11. Concentrations of risk and geographic information

Concentration of risk. Financial instruments that potentially subject the Company to concentration of credit risk include cash and cash equivalents, marketable securities, accounts receivable, and derivative instruments, including the Capped Calls associated with the 2025 Notes. The Company places cash and cash equivalents with high-credit-quality financial institutions; however, the Company maintains cash balances in excess of the FDIC insurance limits. The Company believes that credit risk for accounts receivable is mitigated by the Company's credit evaluation process, relatively short collection terms and dispersion of its customer base. The Company generally does not require collateral and losses on trade receivables have historically been within the Company's expectations. The Company believes its counterparty credit risk related to its derivative instruments is mitigated by transacting with major financial institutions with high credit ratings.

Customers who represented 10% or more of the Company's net accounts receivable balance were as follows:

	December 31, 2024	December 31, 2023
Customer A	26%	30%
Customer B	*	11%

* Less than 10% of net accounts receivable for the periods indicated.

The following table summarizes the Company's accounts receivables sold, without recourse, and factoring fees paid:

(in thousands)	Year ended December 31,		
	2024	2023	2022
Accounts receivable sold	$ 88,357	$ 103,990	$ 124,350
Factoring fees	1,287	1,555	1,163

There were no third-party customers who represented 10% or more of the Company's total revenue in 2024, 2023, or 2022.

Supplier concentration. The Company relies on third parties for the supply and manufacture of its hardware products, some of which are sole-source suppliers. The Company believes that outsourcing manufacturing enables greater scale and flexibility. As demand and product lines change, the Company periodically evaluates the need and advisability of adding manufacturers to support its operations. In instances where a supply and manufacture agreement does not exist or suppliers fail to perform their obligations, the Company may be unable to find alternative suppliers or satisfactorily deliver its hardware products to its customers on time, if at all. The Company also relies on third parties with whom it outsources supply chain activities related to inventory warehousing, order fulfillment, distribution and other direct sales logistics. In instances where an outsourcing agreement does not exist or these third parties fail to perform their obligations, the Company may be unable to find alternative partners or satisfactorily deliver its hardware products to its customers on time.

Geographic information

Revenue by geographic region, based on ship-to locations, was as follows:

(in thousands)	Year ended December 31,			2024 vs 2023	2023 vs 2022
	2024	2023	2022	% Change	% Change
Americas	$ 378,934	$ 469,675	$ 521,270	(19)%	(10)%
Europe, Middle East and Africa (EMEA)	258,976	290,814	300,870	(11)	(3)
Asia and Pacific (APAC)	163,563	244,970	271,401	(33)	(10)
Total revenue	$ 801,473	$ 1,005,459	$ 1,093,541	(20)%	(8)%

Revenue from the United States, which is included in the Americas geographic region, was $291.3 million, $388.0 million, and $446.0 million for 2024, 2023, and 2022 respectively. No other individual country exceeded 10% of total revenue for any period presented. The Company does not disclose revenue by product category as it does not track sales incentives and other revenue adjustments by product category to report such data.

As of December 31, 2024 and 2023, long-lived assets, which represent net property and equipment, located outside the United States, primarily in Hong Kong and mainland China, were $3.5 million and $1.6 million, respectively.

12. Restructuring charges

Restructuring charges for each period were as follows:

(in thousands)	Year ended December 31,		
	2024	2023	2022
Cost of revenue	$ 755	$ (90)	$ 8,090
Research and development	16,585	687	244
Sales and marketing	5,310	130	137
General and administrative	1,762	11	77
Total restructuring charges	$ 24,412	$ 738	$ 8,548

Third quarter 2024 restructuring

In August 2024, the Company approved a restructuring plan (the Original Restructuring Plan) and in October 2024, the Company approved an amended restructuring plan (the Updated Restructuring Plan). In connection with the Original Restructuring Plan and Updated Restructuring Plan, the Company reduced its global workforce by 25% compared to its headcount ending Q2 2024, and recorded restructuring charges of $18.7 million including $12.7 million related to severance and $6.0 million of project cancellation costs.

(in thousands)	Severance	Other	Total
Restructuring liability as of December 31, 2023	$ —	$ —	$ —
Restructuring charges	12,681	6,038	18,719
Cash paid	(10,146)	—	(10,146)
Restructuring liability as of December 31, 2024	$ 2,535	$ 6,038	$ 8,573

First quarter 2024 restructuring

In March 2024, the Company approved a restructuring plan to reduce operating costs and drive stronger operating leverage by reducing the Company's global workforce by approximately 4% and closing certain office space. Under the first quarter 2024 restructuring plan, the Company recorded restructuring charges of $2.3 million related to severance, $3.3 million related to a right-of-use asset impairment upon ceasing the use of part of our headquarters campus and $0.6 million related to office space charges. The right-of-use asset impairment charge was recorded as a restructuring expense, primarily in the operating expense financial statement line items in the Consolidated Statements of Operations. The unused portion of the Company's headquarters campus has its own identifiable expenses and is not dependent on other parts of the Company, and thus was considered its own asset group. As a result, the Company impaired the carrying value of the related right-of-use asset to its estimated fair value using the discounted cash flows method. The discounted future cash flows were based on a discount rate based on the weighted-average cost of capital. As of December 31, 2024, the Company expects to incur approximately $1.7 million of office space charges associated with the unused portion of our headquarters campus vacated as a result of the first quarter 2024 restructuring plan, which will be incurred over the underlying remaining lease term.

(in thousands)	Severance	ROU Asset Impairment	Other	Total
Restructuring liability as of December 31, 2023	$ —	$ —	$ —	$ —
Restructuring charges	2,257	3,276	440	5,973
Cash paid	(1,999)	—	(440)	(2,439)
Non-cash reductions	(227)	(3,276)	—	(3,503)
Restructuring liability as of December 31, 2024	$ 31	$ —	$ —	$ 31

Fourth quarter 2022 restructuring

In December 2022, the Company the Company approved a restructuring plan to reduce camera production-

related costs by globally realigning its manufacturing footprint to concentrate production activities in two primary locations: China and Thailand. Under the fourth quarter 2022 restructuring, the Company recorded restructuring charges of $8.1 million including $7.0 million for camera production line closure costs and $1.1 million for related transitional costs to migrate production to the Company's remaining manufacturing locations. As of December 31, 2023, all restructuring charges related to the fourth quarter 2022 restructuring plan have been paid.

Schedule II

GoPro, Inc.

VALUATION AND QUALIFYING ACCOUNTS

For the year ended December 31, 2024, 2023 and 2022

(in thousands)	Balance at Beginning of Year	Charges to Revenue	Charges (Benefits) to Expense	Charges to Other Accounts - Equity	Deductions /Write-offs	Balance at End of Year
Allowance for doubtful accounts receivable:						
Year ended December 31, 2024	$ 450	$ —	$ (314)	$ —	$ (125)	$ 11
Year ended December 31, 2023	390	—	67	—	(7)	450
Year ended December 31, 2022	700	—	(294)	—	(16)	390
Valuation allowance for deferred tax assets:						
Year ended December 31, 2024	$ —	$ —	$ 327,367	$ —	$ —	$ 327,367
Year ended December 31, 2023	—	—	—	—	—	—
Year ended December 31, 2022	—	—	—	—	—	—

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2024. Based on the evaluation of our disclosure controls and procedures as of December 31, 2024, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024. The effectiveness of the Company's internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the three months ended December 31, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including the CEO and CFO, recognizes that our disclosure controls and procedures or our internal control over financial reporting cannot prevent or detect all possible instances of errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

Item 9B. Other Information

Trading Plans of Directors and Executive Officers

The Company has adopted insider trading policies and procedures governing the purchase, sale, and/or other dispositions of the Company's securities by directors, officers and employees that are reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards.

Set forth below is certain information regarding "Rule 10b5-1 trading arrangements" (Rule 10b5-1 trading plans) or a "non-Rule 10b5-1 trading arrangements" (non-Rule 10b5-1 trading plans), each as defined in Regulation S-K Item 408, adopted by our directors and officers (as defined in Rule 16a-1(f)) during the fourth quarter of fiscal year

2024. The Rule 10b5-1 trading plans listed below are each intended to satisfy the affirmative defense of Rule 10b5-1(c):

Name	Title	Date Plan was Adopted	Expiration Date	Total Amount of Class A Common Stock to be Sold Under the Plan	Total Amount of Class B Common Stock to be Sold Under the Plan	Total Amount of Class A & B Common Stock to be Sold Under the Plan
Brian McGee	Executive Vice President, Chief Financial Officer and Chief Operating Officer	11/15/2024 (1)	11/15/2025	288,354	—	288,354 (2)
Eve Saltman	Chief Legal Officer, and Secretary, SVP, Corporate and Business Development, and Chief Compliance Officer	11/18/2024 (3)	11/25/2025	187,791	—	187,791 (4)

(1) On November 15, 2024, Brian McGee, our Executive Vice President, Chief Financial Officer and Chief Operating Officer, entered into a Rule 10b5-1 trading plan (the "McGee 2024 Plan") which was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act.

(2) The McGee 2024 Plan provides for the sale of up to a maximum of 288,354 shares of Class A common stock comprised of shares acquired upon the vesting of restricted stock units and performance-based restricted stock units, previously vested restricted stock units and the exercise of stock options. During the term of the McGee 2024 Plan, all vested shares received pursuant to equity awards granted to Mr. McGee will exclude any shares withheld by the Company to satisfy its income tax withholding and remittance obligations in connection with the net settlement of the equity awards. Performance-based restricted stock units are subject to the satisfaction of certain performance criteria and have a payout range of 0% - 150%. Due to pricing conditions in the McGee 2024 Plan and the vesting conditions of the awards, the number of shares actually sold under the McGee 2024 Plan may be less than the maximum number of shares that can be sold, as noted in the table above. The McGee 2024 Plan will expire on November 15, 2025, or earlier if all transactions under the McGee 2024 Plan are completed.

(3) On November 18, 2024, Eve Saltman, the Company's Senior Vice President, Corporate and Business Development, Chief Legal Officer and Secretary and Chief Compliance Officer, entered into a Rule 10b5-1 trading plan (the "Saltman 2024 Plan") which was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act.

(4) The Saltman 2024 Plan provides for the sale of up to a maximum of 187,791 shares of Class A common stock comprised of shares acquired upon the vesting of restricted stock units and performance-based restricted stock units and previously vested restricted stock units. During the term of the Saltman 2024 Plan, all vested shares received pursuant to equity awards granted to Ms. Saltman will exclude any shares withheld by the Company to satisfy its income tax withholding and remittance obligations in connection with the net settlement of the equity awards. Performance-based restricted stock units are subject to the satisfaction of certain performance criteria and have a payout range of 0% - 150%. Due to pricing conditions in the Saltman 2024 Plan and the vesting conditions of the awards, the number of shares actually sold under the Saltman 2024 Plan may be less than the maximum number of shares that can be sold, as noted in the table above. The Saltman 2024 Plan will expire on November 25, 2025, or earlier if all transactions under the Saltman 2024 Plan are completed.

No other officers or directors, as defined in Rule 16a-1(f), adopted, modified, or terminated a Rule 10b5-1 trading plan or a non-Rule 10b5-1 trading plan during the fourth quarter ended December 31, 2024.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required for this Item is incorporated by reference from our Proxy Statement to be filed for our 2025 Annual Meeting of Stockholders within 120 days after the end of the fiscal year ended December 31, 2024.

Item 11. Executive Compensation

The information required for this Item is incorporated by reference from our Proxy Statement to be filed for our 2025 Annual Meeting of Stockholders within 120 days after the end of the fiscal year ended December 31, 2024.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Securities authorized for issuance under equity compensation plans. The information required by this item will be included in an amendment to this Annual Report on Form 10-K or incorporated by reference from our Proxy Statement to be filed with the SEC for our 2025 Annual Meeting of Stockholders within 120 days after the end of our fiscal year ended December 31, 2024.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required for this Item is incorporated by reference from our Proxy Statement to be filed for our 2025 Annual Meeting of Stockholders within 120 days after the end of the fiscal year ended December 31, 2024.

Item 14. Principal Accounting Fees and Services

The information required for this Item is incorporated by reference from our Proxy Statement to be filed for our 2025 Annual Meeting of Stockholders within 120 days after the end of the fiscal year ended December 31, 2024.

PART IV

Item 15. Exhibits, Financial Statement Schedules

1. <u>Financial Statements</u>

    The financial statements filed as part of this report are listed in the Index to Consolidated Financial Statements under Part II, Item 8 of this Form 10-K.

2. <u>Financial Statement Schedules</u>

    The financial statement schedule filed in response to Part II, Item 8 and Part IV, Item 15(c) of this Form 10-K is listed under Part II, Item 8 on the Index to Consolidated Financial Statements.

3. <u>Exhibit Listing</u>

Exhibit Number	Exhibit Title	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
3.01	Restated Certificate of Incorporation of the Registrant, with Certificate of Change of Registered Agent and/or Registered Office	10-K	001-36514	3.01	February 15, 2019	
3.02	Amended and Restated Bylaws of the Registrant.	S-1	333-200038	3.02	November 10, 2014	
4.01	Form of Registrant's Class A common stock certificate.	S-1	333-196083	4.01	May 19, 2014	
4.08	Description of Registrant's Securities Registered Under Section 12 of the Exchange Act	10-K	001-36514	4.08	February 14, 2020	
10.01*	Form of Indemnity Agreement by and between the Registrant and each of its directors and executive officers.	S-1	333-196083	10.01	May 19, 2014	
10.02*	Form of Change in Control Severance Agreement.	S-1	333-196083	10.09	May 19, 2014	
10.03*	2010 Equity Incentive Plan, as amended, and form of stock option agreement and restricted stock unit agreement.	S-1	333-196083	10.02	May 19, 2014	
10.04*	2014 Equity Incentive Plan, as amended, and forms thereunder.	10-Q	001-36514	10.03	July 29, 2016	
10.05*	2014 Employee Stock Purchase Plan and forms thereunder.	S-1/A	333-196083	10.04	June 11, 2014	
10.06*	Executive Severance Policy.	10-K	001-36514	10.06	February 15, 2019	
10.07*	Employment Letter to Nicholas Woodman from the Registrant, dated June 2, 2014.	S-1/A	333-196083	10.16	June 11, 2014	
10.08*	Waiver Agreement dated January 1, 2018, by and between Nicholas Woodman and the Registrant.	10-K	001-36514	10.17	February 16, 2018	
10.09*	Offer Letter to Eve Saltman from the Registrant, dated March 7, 2018.	10-Q	001-36514	10.02	May 4, 2018	
10.10*	Offer Letter to Brian McGee from the Registrant, dated September 3, 2015.	10-K	001-36514	10.12	February 16, 2017	
10.11*	Offer Letter to Dean Jahnke from the Registrant, dated March 5, 2014.	10-K	001-36514	10.12	February 10, 2023	
10.12	Office Lease Agreement, dated as of November 1, 2011, by and between Locon San Mateo, LLC and the Registrant, as amended, and other leases for the Registrant's headquarters.	S-1	333-196083	10.12	May 19, 2014	
10.13	Eighth amendment to Office Lease Agreement, by and between RAR2 - Clearview Business Park Owner QRS, LLC and the Registrant, dated February 24, 2016.	10-K	001-36514	10.15	February 16, 2017	
10.14	Ninth amendment to Office Lease Agreement, by and between RAR2 - Clearview Business Park Owner QRS, LLC and the Registrant, dated August 3, 2016.	10-K	001-36514	10.16	February 16, 2017	
10.15	First Amendment, dated August 12, 2016, to Office Lease Agreement dated November 1, 2011, between the Company and RAR2-Clearview Business Park Owner, LLC.	10-Q	001-36514	10.02	August 4, 2017	

10.16	Tenth amendment to Office Lease Agreement by and between HG Clearview Owner LLC and the Registrant, dated April 30, 2019	10-Q	001-36514	10.01	May 10, 2019	
10.17	Credit Agreement by and among Registrant, the Lenders party thereto and Wells Fargo Bank, National Association, N.A. dated January 22, 2021.	10-K	001-36514	10.22	February 12, 2021	
10.18	Indenture, dated as of November 24, 2020, between the Company and Wells Fargo Bank, National Association (including the form of 1.25% convertible senior notes due 2025)	8-K	001-36514	4.1	November 24, 2020	
10.19	Sub-Lease Agreement, dated as of October 14, 2021, by and between Skydio and the Registrant, for the Registrant's headquarters' buildings E and F.	10-K	001-36514	10.25	February 11, 2022	
10.20	Office lease agreement between Carlsbad1-Commerce, LLC and the Registrant dated April 17, 2023.	10-Q	001-36514	10.03	August 3, 2023	
10.21*	GoPro, Inc. 2024 Equity Incentive Plan and related form agreements.	8-K	001-36514	10.01	June 9, 2023	
10.22*	GoPro, Inc. 2024 Employee Stock Purchase Plan and related form agreements.	8-K	001-36514	10.02	June 9, 2023	
10.23	Amendment No. 1 dated March 10, 2023, to Credit Agreement by and among Wells Fargo Bank, N.A., Registrant, and the Lenders party thereto dated January 22, 2021.	10-Q	001-36514	10.01	August 3, 2023	
19.1	Insider Trading Policy.					X
21.01	List of Subsidiaries.					X
24.01	Power of Attorney (included on the signature page to this Annual Report on Form 10-K).					X
31.01	Certification of Principal Executive Officer Required Under Rule 13(a)-14(a) and 15(d)-14(a) of the Securities Exchange Act of 1934, as amended.					X
31.02	Certification of Principal Financial Officer Required Under Rule 13(a)-14(a) and 15(d)-14(a) of the Securities Exchange Act of 1934, as amended.					X
32.01‡	Certification of the Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350.					X
97	Compensation Recovery Policy.	10-K	001-36514	97	February 9, 2024	
101.INS	Inline XBRL Instance Document					X
101.SCH	Inline XBRL Taxonomy Extension Schema					X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase					X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase					X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase					X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase					X
104	Inline XBRL For the cover page of this Annual Report on Form 10-K, included in the Exhibit 101 Inline XBRL Document Set					X

*   Indicates a management contract or compensatory plan.

‡   As contemplated by SEC Release No. 33-8212, these exhibits are furnished with this Annual Report on Form 10-K and are not deemed filed with the SEC and are not incorporated by reference in any filing of GoPro, Inc. under the Securities Act of 1933 or the Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in such filings.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

GoPro, Inc.
(Registrant)

Dated: March 17, 2025

By: /s/ Nicholas Woodman

Nicholas Woodman
Chief Executive Officer
(Principal Executive Officer)

Dated: March 17, 2025

By: /s/ Brian McGee

Brian McGee
Chief Financial Officer and Chief Operating Officer
(Principal Financial Officer)

Dated: March 17, 2025

By: /s/ Charles Lafrades

Charles Lafrades
Chief Accounting Officer
(Principal Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Nicholas Woodman and Brian McGee, and each of them, as his true and lawful attorneys-in-fact, proxies and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, proxies and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, proxies and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
By: /s/ Nicholas Woodman Nicholas Woodman	Chief Executive Officer and Chairman *(Principal Executive Officer)*	March 17, 2025
By: /s/ Brian McGee Brian McGee	Chief Financial Officer and Chief Operating Officer *(Principal Financial and Accounting Officer)*	March 17, 2025
By: /s/ Tyrone Ahmad-Taylor Tyrone Ahmad-Taylor	Director	March 17, 2025
By: /s/ Kenneth Goldman Kenneth Goldman	Director	March 17, 2025
By: /s/ Peter Gotcher Peter Gotcher	Director	March 17, 2025
By: /s/ Shaz Kahng Shaz Kahng	Director	March 17, 2025
By: /s/ Alexander Lurie Alexander Lurie	Director	March 17, 2025
By: /s/ Susan Lyne Susan Lyne	Director	March 17, 2025

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